   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 24, 1997
                                                    REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                                 WORLDCOM, INC.
             (Exact name of registrant as specified in its charter)

            GEORGIA                          4813                     58-1521612
(State or other jurisdiction of  (Primary Standard Industrial      (I.R.S. Employer
incorporation or organization)   Classification Code Number)    Identification Number)

                             515 EAST AMITE STREET
                        JACKSON, MISSISSIPPI 39201-2702
                                 (601) 360-8600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                               BERNARD J. EBBERS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 WORLDCOM, INC.
                             515 EAST AMITE STREET
                        JACKSON, MISSISSIPPI 39201-2702
                                 (601) 360-8600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   Copies to:

 DON G. LENTS, ESQ.          P. BRUCE BORGHARDT, ESQ.         BENJAMIN F. STAPLETON, ESQ.
R. RANDALL WANG, ESQ.           GENERAL COUNSEL --                SULLIVAN & CROMWELL
   BRYAN CAVE LLP             CORPORATE DEVELOPMENT                125 BROAD STREET
 211 NORTH BROADWAY               WORLDCOM, INC.                  NEW YORK, NY 10004
     SUITE 3600        10777 SUNSET OFFICE DRIVE, SUITE 330         (212) 558-4000
 ST. LOUIS, MO 63102           ST. LOUIS, MO 63127
   (314) 259-2000                 (314) 909-4100

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective and all other conditions to the merger (the "CompuServe Merger") of a subsidiary of the Registrant with and into CompuServe Corporation ("CompuServe") pursuant to the Agreement and Plan of Merger described in the enclosed Proxy Statement/Prospectus have been satisfied or waived.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

================================================================================================================================
                                                                      PROPOSED MAXIMUM    PROPOSED MAXIMUM
             TITLE OF EACH CLASS OF                   AMOUNT TO        OFFERING PRICE    AGGREGATE OFFERING       AMOUNT OF
         SECURITIES TO BE REGISTERED(1)           BE REGISTERED(3)        PER UNIT            PRICE(4)       REGISTRATION FEE(5)
--------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01, and associated
  Preferred Stock Purchase Rights(2)............     47,130,956              N/A           $1,206,257,892         $355,846
==============================================================================================================================

(1) This Registration Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of the Registrant issuable to holders of the common stock, par value $.01 per share ("CompuServe Common Stock"), of CompuServe in connection with the CompuServe Merger.
(2) Preferred Stock Purchase Rights are attached to and trade with the Common Stock. Value, if any, attributable to such Preferred Stock Purchase Rights is reflected in the market price of the Common Stock.
(3) The number of shares to be registered pursuant to this Registration Statement is based on the maximum number of shares of Common Stock issuable to shareholders of CompuServe in the CompuServe Merger at the maximum exchange ratio of 0.5 and assuming that the maximum number of shares of CompuServe Common Stock to be acquired in the CompuServe Merger for Common Stock is 94,261,911.
(4) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) and 457(c) of the Securities Act of 1933, as amended (the "Securities Act"), based on the product of the estimated maximum number of shares of CompuServe Common Stock to be acquired in the CompuServe Merger (94,261,911) multiplied by $12.796875, the average of the high and low prices of CompuServe Common Stock on December 23, 1997, as reported on The Nasdaq National Market.
(5) Pursuant to Rule 457(b) under the Securities Act, $235,551.25 of the registration fee was paid on October 27, 1997 in connection with the filing of CompuServe's Schedule 14A relating to the CompuServe Merger. Accordingly, the balance of $120,295 is being paid with this filing.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                             COMPUSERVE CORPORATION
                        5000 ARLINGTON CENTRE BOULEVARD
                              COLUMBUS, OHIO 43220

                                                               December 24, 1997

Dear Stockholder:

     As you are probably aware, CompuServe Corporation ("CompuServe") has entered into an agreement to merge with Walnut Acquisition Company, L.L.C., a wholly owned subsidiary of WorldCom, Inc. ("WorldCom"). At a Special Meeting of Stockholders of CompuServe to be held on January 30, 1998 (the "Special Meeting") you will be asked to approve and adopt the Agreement and Plan of Merger, dated as of September 7, 1997, by and among H&R Block, Inc. ("H&R Block"), H&R Block Group, Inc. ("Block Group"), CompuServe, WorldCom and Walnut Acquisition Company, L.L.C. (the "CompuServe Merger Agreement"). The accompanying Proxy Statement/Prospectus and the appendices thereto present the details of this proposed merger (the "CompuServe Merger"). It is anticipated that the CompuServe Merger will be consummated on January 30, 1998, after the Special Meeting, provided that the conditions to the CompuServe Merger are then fulfilled or waived.

     In the CompuServe Merger, each share of CompuServe common stock, par value $.01 per share (the "CompuServe Common Stock"), will be converted into the right to receive a fraction of a share of common stock, par value $.01 per share, of WorldCom (the "WorldCom Common Stock") equal to the CompuServe Exchange Ratio described in the next sentence. The CompuServe Exchange Ratio will be determined as follows: (i) if the Average Trading Price (defined in the next sentence) of a share of WorldCom Common Stock is greater than or equal to $29.54, the CompuServe Exchange Ratio will equal 0.40625; (ii) if the Average Trading Price of a share of WorldCom Common Stock is greater than or equal to $24.00 but less than $29.54, the CompuServe Exchange Ratio will equal a fraction (rounded to the nearest hundred-thousandth) determined by dividing $12.00 by the Average Trading Price of a share of WorldCom Common Stock; and (iii) if the Average Trading Price of a share of WorldCom Common Stock is less than $24.00, the CompuServe Exchange Ratio will equal 0.5; however, CompuServe has the right to terminate the CompuServe Merger Agreement if the Average Trading Price of a share of WorldCom Common Stock is less than $24.00. The Average Trading Price of a share of WorldCom Common Stock will be the average of the daily closing prices of a share of WorldCom Common Stock, as quoted by The Nasdaq National Market and reported in The Wall Street Journal, Eastern Edition, or if not reported thereby, The New York Times, for the twenty consecutive full Nasdaq National Market trading days ending on the date immediately prior to the third full Nasdaq National Market trading day immediately preceding the date on which the CompuServe Merger is consummated.

     The merger consideration described above will be paid in shares of WorldCom Common Stock, except that (i) WorldCom will pay cash in lieu of fractional shares, and (ii) in order for the CompuServe Merger to qualify for certain desired tax treatment, WorldCom will pay Block Group, which, as of the date of this letter, owns approximately 80.1% of the outstanding CompuServe Common Stock, $1 million in cash in lieu of issuing shares of WorldCom Common Stock valued at $1.1 million, based on the Average Trading Price. See "Plan of Merger -- General Description of the CompuServe Merger" in the accompanying Proxy Statement/ Prospectus.

     If the Average Trading Price of WorldCom Common Stock, calculated as of the proposed date of consummation of the CompuServe Merger, were to be less than $24.00, the Board of Directors of CompuServe would determine at such time whether or not to exercise its right to terminate the CompuServe Merger Agreement. The Board's determination would be made in accordance with its fiduciary duties under Delaware law to all of the stockholders of CompuServe, including H&R Block and Block Group as the holders of approximately 80.1% of the outstanding CompuServe Common Stock, and the Board's business judgment, based on the facts and circumstances existing at such time, regarding the best interests of CompuServe and its stockholders.

     Holders of CompuServe Common Stock may call toll free to 1-800-780-6378 from January 5, 1998 until the date that the CompuServe Merger is consummated to hear a tape recorded message stating what the Average Trading Price and the CompuServe Exchange Ratio would be if the CompuServe Merger were to be consummated on that day. Holders of CompuServe Common Stock may call the same toll free number from the date the CompuServe Merger is consummated until ten business days thereafter to hear a tape recorded message stating the actual Average Trading Price and CompuServe Exchange Ratio.

     The Board of Directors of CompuServe has carefully reviewed the terms and conditions of the CompuServe Merger Agreement. In addition, the Board of Directors of CompuServe has received a written opinion from its financial advisor, Goldman, Sachs & Co., to the effect that as of September 7, 1997, and based upon and subject to various qualifications and assumptions described therein, the CompuServe Exchange Ratio was fair, from a financial point of view, to the holders (excluding Block Group) of CompuServe Common Stock.

     CompuServe's Board of Directors has determined that the CompuServe Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, its stockholders. THE COMPUSERVE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLDERS OF COMPUSERVE COMMON STOCK VOTE FOR APPROVAL AND ADOPTION OF THE COMPUSERVE MERGER AGREEMENT.

     For further information regarding the CompuServe Merger, I urge that you read carefully the accompanying Notice of Special Meeting of Stockholders and Proxy Statement/Prospectus.

     The affirmative vote of the holders of a majority of the outstanding shares of CompuServe Common Stock is necessary for approval and adoption of the CompuServe Merger Agreement. H&R BLOCK AND BLOCK GROUP HAVE AGREED TO VOTE ALL OF THE SHARES OF COMPUSERVE COMMON STOCK OWNED BY BLOCK GROUP IN FAVOR OF APPROVING AND ADOPTING THE COMPUSERVE MERGER AGREEMENT, WHICH NUMBER OF SHARES IS SUFFICIENT TO APPROVE AND ADOPT THE COMPUSERVE MERGER AGREEMENT. See "Plan of Merger -- Stockholders Agreement" in the accompanying Proxy Statement/Prospectus.

     If the CompuServe Merger Agreement is approved and adopted and the CompuServe Merger is consummated, you will be sent a letter of transmittal with instructions for surrendering your certificates representing shares of CompuServe Common Stock. Please do not send your share certificates until you receive these materials.

     IN ORDER THAT YOUR SHARES MAY BE REPRESENTED AT THE SPECIAL MEETING, YOU ARE URGED PROMPTLY TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. If you attend the Special Meeting and desire to revoke your proxy in writing and vote in person, you may do so; in any event, a proxy may be revoked in writing at any time before it is exercised. Your prompt cooperation will be appreciated.

                                            Sincerely,

                                            Frank L. Salizzoni
                                            Chairman of the Board and
                                            Acting Chief Executive Officer

                             COMPUSERVE CORPORATION
                        5000 ARLINGTON CENTRE BOULEVARD
                              COLUMBUS, OHIO 43220

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD JANUARY 30, 1998

To the Stockholders of COMPUSERVE CORPORATION:

     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Special Meeting") of CompuServe Corporation, a Delaware corporation ("CompuServe"), will be held on January 30, 1998, at 5000 Arlington Centre Boulevard, Columbus, Ohio, commencing at 9:00 a.m., local time, for the following purpose:

     To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger (the "CompuServe Merger Agreement"), dated as of September 7, 1997, by and among H&R Block, Inc., a Missouri corporation ("H&R Block"), H&R Block Group, Inc., a Delaware corporation and a wholly owned subsidiary of H&R Block ("Block Group"), CompuServe, WorldCom, Inc., a Georgia corporation ("WorldCom"), and Walnut Acquisition Company, L.L.C., a Delaware limited liability company which is wholly owned by WorldCom ("Acquisition Subsidiary"), pursuant to which, among other things, (a) Acquisition Subsidiary will be merged with and into CompuServe (the "CompuServe Merger"), with CompuServe as the surviving corporation of the CompuServe Merger, and (b) each outstanding share of common stock, par value $0.01 per share, of CompuServe (the "CompuServe Common Stock") will be converted into the right to receive a fraction of a share of WorldCom common stock, par value $.01 per share (the "WorldCom Common Stock"), equal to the CompuServe Exchange Ratio described in the next sentence. The CompuServe Exchange Ratio will be determined as follows: (i) if the Average Trading Price (defined in the next sentence) of a share of WorldCom Common Stock is greater than or equal to $29.54, the CompuServe Exchange Ratio will equal 0.40625; (ii) if the Average Trading Price of a share of WorldCom Common Stock is greater than or equal to $24.00 but less than $29.54, the CompuServe Exchange Ratio will equal a fraction (rounded to the nearest hundred-thousandth) determined by dividing $12.00 by the Average Trading Price of a share of WorldCom Common Stock; and (iii) if the Average Trading Price of a share of WorldCom Common Stock is less than $24.00, the CompuServe Exchange Ratio will equal 0.5; however, CompuServe has the right to terminate the CompuServe Merger Agreement if the Average Trading Price of a share of WorldCom Common Stock is less than $24.00. The Average Trading Price of a share of WorldCom Common Stock will be the average of the daily closing prices of a share of WorldCom Common Stock, as quoted by The Nasdaq National Market and reported in The Wall Street Journal, Eastern Edition, or if not reported thereby, The New York Times, for the twenty consecutive full Nasdaq National Market trading days ending on the date immediately prior to the third full Nasdaq National Market trading day immediately preceding the date on which the CompuServe Merger is consummated.

     It is anticipated that the CompuServe Merger will be consummated on January 30, 1998, after the Special Meeting, provided that the conditions to the CompuServe Merger are then fulfilled or waived. If the Average Trading Price of WorldCom Common Stock, calculated as of the proposed date of consummation of the CompuServe Merger, were to be less than $24.00, the Board of Directors of CompuServe would determine at such time whether or not to exercise its right to terminate the CompuServe Merger Agreement. The Board's determination would be made in accordance with its fiduciary duties under Delaware law to all of the stockholders of CompuServe, including H&R Block and Block Group as the holders of approximately 80.1% of the outstanding CompuServe Common Stock, and the Board's business judgment, based on the facts and circumstances existing at such time, regarding the best interests of CompuServe and its stockholders.

     Holders of CompuServe Common Stock may call toll free to 1-800-780-6378 from January 5, 1998 until the date that the CompuServe Merger is consummated to hear a tape recorded message stating what the Average Trading Price and the CompuServe Exchange Ratio would be if the CompuServe Merger were to be consummated on that day. Holders of CompuServe Common Stock may call the same toll free number from the date the CompuServe Merger is consummated until ten business days thereafter to hear a tape recorded message stating the actual Average Trading Price and CompuServe Exchange Ratio.

     Information regarding the proposed CompuServe Merger, the CompuServe Merger Agreement and related matters is contained in the accompanying Proxy Statement/Prospectus and the appendices thereto, which are incorporated by reference herein and form a part of this Notice. A copy of the CompuServe Merger Agreement is attached as Appendix I to the accompanying Proxy
Statement/Prospectus.

     Only stockholders of record at the close of business on December 12, 1997 are entitled to notice of, and to vote at, the Special Meeting and any adjournment or postponement of the Special Meeting.

     All stockholders are cordially invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope.

                                            By Order of the Board of Directors,

                                            Frank L. Salizzoni
                                            Chairman of the Board and
                                            Acting Chief Executive Officer

Columbus, Ohio
December 24, 1997

     WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. DO NOT SEND ANY STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD.

COMPUSERVE LOGO                                 COMPUSERVE CORPORATION
                                                   PROXY STATEMENT
                                          FORSPECIAL MEETING OF STOCKHOLDERS
                                           TO BE HELD ON JANUARY 30, 1998.

                             ---------------------

WORLDCOM LOGO                                   WORLDCOM, INC.
                                                  PROSPECTUS
                                A MAXIMUM OF 47,130,956 SHARES OF COMMON STOCK

                             ---------------------

     This Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") is being furnished to the holders of common stock, par value $0.01 per share (the "CompuServe Common Stock"), of CompuServe Corporation, a Delaware corporation ("CompuServe"), in connection with the solicitation of proxies by the Board of Directors of CompuServe for use at the Special Meeting of Stockholders of CompuServe to be held at 5000 Arlington Centre Boulevard, Columbus, Ohio, on January 30, 1998, at 9:00 a.m., local time, and at any and all adjournments or postponements thereof (the "Special Meeting").

     This Proxy Statement/Prospectus relates to the proposed merger (the "CompuServe Merger") of Walnut Acquisition Company, L.L.C. ("Acquisition Subsidiary"), a wholly owned subsidiary of WorldCom, Inc., a Georgia corporation ("WorldCom"), with and into CompuServe pursuant to an Agreement and Plan of Merger, dated as of September 7, 1997, by and among H&R Block, Inc. ("H&R Block"), H&R Block Group, Inc. ("Block Group"), CompuServe, WorldCom and Acquisition Subsidiary (the "CompuServe Merger Agreement"), a copy of which is attached hereto as Appendix I. Upon consummation of the CompuServe Merger, CompuServe will become a wholly owned subsidiary of WorldCom. As a result of the CompuServe Merger, each share of CompuServe Common Stock will be converted into the right to receive a fraction of a share of WorldCom common stock, par value $0.01 per share ("WorldCom Common Stock"), equal to the CompuServe Exchange Ratio described in the next sentence. The CompuServe Exchange Ratio will be determined as follows: (i) if the Average Trading Price (defined in the next sentence) of a share of WorldCom Common Stock is greater than or equal to $29.54, the CompuServe Exchange Ratio will equal 0.40625; (ii) if the Average Trading Price of a share of WorldCom Common Stock is greater than or equal to $24.00 but less than $29.54, the CompuServe Exchange Ratio will equal a fraction (rounded to the nearest hundred-thousandth) determined by dividing $12.00 by the Average Trading Price of a share of WorldCom Common Stock; and (iii) if the Average Trading Price of a share of WorldCom Common Stock is less than $24.00, the CompuServe Exchange Ratio will equal 0.5; however, CompuServe has the right to terminate the CompuServe Merger Agreement if the Average Trading Price of a share of WorldCom Common Stock is less than $24.00. The "Average Trading Price" of a share of WorldCom Common Stock will be the average of the daily closing prices of a share of WorldCom Common Stock, as quoted by The Nasdaq National Market and reported in The Wall Street Journal, Eastern Edition, or if not reported thereby, The New York Times, for the twenty consecutive full Nasdaq National Market trading days ending on the date immediately prior to the third full Nasdaq National Market trading day immediately preceding the date on which the CompuServe Merger is consummated.

                                                   (continued on following page)

     SEE "RISK FACTORS" BEGINNING ON PAGE 19 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE EVALUATED IN CONNECTION WITH THE COMPUSERVE MERGER.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.
                             ---------------------

     This Proxy Statement/Prospectus, the Notice of Special Meeting and the accompanying form of proxy were first mailed to the stockholders of CompuServe on or about December 29, 1997.

       The date of this Proxy Statement/Prospectus is December 24, 1997.

(cover continued from previous page)

     The merger consideration described above (the "CompuServe Merger Consideration") will be paid in shares of WorldCom Common Stock, except that (i) WorldCom will pay cash in lieu of fractional shares, and (ii) in order for the CompuServe Merger to qualify for certain desired tax treatment, WorldCom will pay Block Group, which, as of the date of this Proxy Statement/Prospectus, owns approximately 80.1% of the shares of outstanding CompuServe Common Stock, $1.0 million in cash (the "Cash Payment") in lieu of issuing shares of WorldCom Common Stock valued at $1.1 million, based on the Average Trading Price. For additional information regarding the CompuServe Merger Consideration, including the WorldCom Common Stock, see "Summary -- Market Prices," "Plan of
Merger -- General Description of the CompuServe Merger," "Description of WorldCom Capital Stock" and "Comparative Rights of Shareholders."

     Prior to the Effective Time (as hereinafter defined), the CompuServe Board of Directors (or a committee of that Board) will cause all outstanding and unexercised options exercisable for shares of CompuServe Common Stock ("CompuServe Stock Options") to be cancelled in exchange for cash payments. See "Plan of Merger -- Terms and Conditions of the Proposed CompuServe
Merger -- Treatment of Stock Options" and "Plan of Merger -- Interests of Certain Persons in the CompuServe Merger."

     In connection with the CompuServe Merger Agreement, H&R Block, Block Group and WorldCom entered into a Stockholders Agreement dated September 7, 1997 (the "Stockholders Agreement"), a copy of which is attached hereto as Appendix II. Pursuant to the Stockholders Agreement and the CompuServe Merger Agreement, H&R Block and Block Group have agreed that at any meeting of the stockholders of CompuServe, however called, Block Group will vote, and H&R Block will cause Block Group to vote, all of the shares of CompuServe Common Stock owned by Block Group (i) in favor of the approval and adoption of the CompuServe Merger Agreement and the transactions contemplated by the CompuServe Merger Agreement,
(ii) against any proposal relating to certain transactions with any party other than WorldCom and (iii) in favor of any other matter necessary for the consummation of the transactions contemplated by the CompuServe Merger Agreement with respect to which Block Group may be entitled to vote. In addition, pursuant to the Stockholders Agreement, H&R Block and Block Group have irrevocably appointed WorldCom, or any nominee of WorldCom, as agent and proxy to vote the shares of CompuServe Common Stock owned by Block Group at any stockholder meeting or otherwise as described above, and have granted WorldCom an option to purchase the shares of CompuServe Common Stock owned by Block Group under certain circumstances. See "Plan of Merger -- Stockholders Agreement." AS A RESULT OF THESE AGREEMENTS, THE COMPUSERVE MERGER AGREEMENT WILL BE APPROVED AND ADOPTED REGARDLESS OF HOW OR WHETHER STOCKHOLDERS OF COMPUSERVE OTHER THAN BLOCK GROUP VOTE THEIR SHARES.

     On September 7, 1997, WorldCom also entered into a Purchase and Sale Agreement (the "AOL Agreement") with America Online, Inc. ("AOL"), under which WorldCom agreed to (a) transfer to AOL the online services businesses of CompuServe and Spry, Inc., a CompuServe subsidiary ("Spry"), which WorldCom will acquire as a result of the CompuServe Merger, and (b) acquire all outstanding shares of ANS Communications, Inc. ("ANS"), a wholly-owned subsidiary of AOL which provides Internet and other networking services to AOL and other customers. In addition to the transfer of the online services businesses of CompuServe and Spry, WorldCom will pay AOL $175 million in cash, subject to certain adjustments specified in the AOL Agreement. The closing of the transactions contemplated by the AOL Agreement (collectively, the "AOL Transaction") is conditioned on, and is expected to occur immediately after, the closing of the CompuServe Merger (the "Closing"). The closing of the AOL Transaction is also subject to certain other conditions. See "Plan of Merger -- Terms and Conditions of the Proposed CompuServe Merger -- WorldCom's Conditions," "Plan of Merger -- Terms and Conditions of the Proposed CompuServe Merger -- Termination," "Plan of Merger -- Terms and Conditions of the Proposed CompuServe Merger -- Expenses; Termination Fees" and "Certain Related Transactions -- AOL Transaction."

(cover continued from previous page)

     Termination of the CompuServe Merger Agreement by WorldCom or H&R Block, Block Group or CompuServe under certain circumstances, including, without limitation, failure to receive the approval of CompuServe's stockholders, will require WorldCom, on the one hand, or H&R Block, Block Group and CompuServe, on the other hand, depending on the circumstances, to pay a $15 million termination fee to the other party or parties. In addition, termination of the CompuServe Merger Agreement under certain circumstances will permit WorldCom to exercise an option granted in the Stockholders Agreement to purchase Block Group's shares of CompuServe Common Stock (approximately 80.1% of the outstanding CompuServe Common Stock owned by Block Group as of the date of this Proxy Statement/Prospectus) on substantially the same terms as those on which WorldCom would have acquired such shares pursuant to the CompuServe Merger Agreement. See "Plan of Merger -- Stockholders Agreement."

     The exchange of shares of CompuServe Common Stock for shares of WorldCom Common Stock will generally be a taxable disposition for United States federal income tax purposes. Holders of shares of CompuServe Common Stock are urged to consult their tax advisors regarding the federal, state, local and foreign tax consequences of the exchange of shares of CompuServe Common Stock for shares of WorldCom Common Stock. For a more complete discussion of the federal income tax consequences of the exchange of shares of CompuServe Common Stock for shares of WorldCom Common Stock, see "Plan of Merger -- Certain United States Federal Income Tax Consequences."

     This Proxy Statement/Prospectus also constitutes the Prospectus of WorldCom with respect to an estimated (as of December 23, 1997) maximum of 47,130,956 shares of WorldCom Common Stock and associated preferred stock purchase rights to be issued to holders of CompuServe Common Stock in connection with the CompuServe Merger.

     WorldCom Common Stock and CompuServe Common Stock are traded on The Nasdaq National Market under the symbols "WCOM" and "CSRV," respectively. On December 23, 1997, the closing sale prices for WorldCom Common Stock and CompuServe Common Stock, as reported on The Nasdaq National Market, were $30.56 per share and $12.56 per share, respectively, and, based on an Average Trading Price as of that date of $32.775, the resultant CompuServe Exchange Ratio would have been 0.40625.

     It is anticipated that the CompuServe Merger will be consummated on January 30, 1998, after the Special Meeting, provided that the conditions to the CompuServe Merger are then fulfilled or waived. Since the actual amount of WorldCom Common Stock to be issued to holders of CompuServe Common Stock pursuant to the CompuServe Merger Agreement will not be determined until three trading days prior to the closing date of the CompuServe Merger, holders of CompuServe Common Stock are urged to obtain current market information for WorldCom Common Stock. Holders of CompuServe Common Stock may call toll free to 1-800-780-6378 from January 5, 1998 until the date that the CompuServe Merger is consummated to hear a tape recorded message stating what the Average Trading Price and the CompuServe Exchange Ratio would be if the CompuServe Merger were to be consummated on that day. Holders of CompuServe Common Stock may call the same toll free number from the date the CompuServe Merger is consummated until ten business days thereafter to hear a tape recorded message stating the actual Average Trading Price and CompuServe Exchange Ratio.

     The Boards of Directors of CompuServe, WorldCom and Acquisition Subsidiary, and WorldCom as the sole holder of all of the outstanding capital stock of Acquisition Subsidiary, have approved and adopted the CompuServe Merger Agreement. THE COMPUSERVE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLDERS OF COMPUSERVE COMMON STOCK VOTE FOR APPROVAL AND ADOPTION OF THE COMPUSERVE MERGER AGREEMENT. See "Plan of Merger -- Recommendation of the CompuServe Board of Directors."

     Except in the case of Block Group, proxies for the Special Meeting may be revoked, subject to the procedures described herein, at any time up to and including the date of the Special Meeting. See "The Special Meeting -- Proxies."

                               TABLE OF CONTENTS

                                                         PAGE
                                                         ----
INDEX OF DEFINED TERMS.................................  iii
AVAILABLE INFORMATION..................................   vi
INCORPORATION OF DOCUMENTS BY
  REFERENCE............................................  vii
MCI INFORMATION........................................  viii
SUMMARY................................................    1
  Business of WorldCom.................................    1
  Business of CompuServe...............................    1
  The Proposed CompuServe Merger.......................    1
  The Stockholders Agreement...........................    5
  The AOL Transaction..................................    5
  Stockholder Approval Required........................    6
  Management and Operations After the CompuServe
    Merger.............................................    6
  WorldCom's Reasons for the CompuServe Merger.........    6
  Recommendation of the CompuServe Board of Directors;
    CompuServe's Reasons for the CompuServe Merger.....    6
  Opinion of CompuServe's Financial Advisor............    7
  The CompuServe Special Meeting.......................    7
  Interests of Certain Persons in the CompuServe
    Merger.............................................    7
  Accounting Treatment.................................    8
  Certain United States Federal Income Tax
    Consequences.......................................    8
  Regulatory Filings and Approvals.....................    8
  Absence of Appraisal Rights..........................    9
  Comparison of Shareholder Rights.....................    9
  Risk Factors.........................................    9
  Market Prices........................................   10
  Recent WorldCom Developments.........................   11
    The MCI/WorldCom Merger............................   11
    The BFP Merger.....................................   12
  Comparative Per Share Data...........................   13
  Selected Historical Financial Data...................   15
  Selected Unaudited Pro Forma Financial Information...   18
  MCI WorldCom Pro Forma Combined......................   18
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING
  STATEMENTS...........................................   19
RISK FACTORS...........................................   19
  Risks Related to the CompuServe Merger and Other
    Acquisitions.......................................   19
  Risks Relating to the Businesses and Operations of
    the Combined Companies.............................   21
PLAN OF MERGER.........................................   27
  General Description of the CompuServe Merger.........   27
  Background of the CompuServe Merger..................   29
  CompuServe's Reasons for the CompuServe Merger.......   34
  WorldCom's Reasons for the CompuServe Merger.........   36
  Recommendation of the CompuServe Board of
    Directors..........................................   36
  Opinion of CompuServe's Financial Advisor............   37
  Management and Operations After the CompuServe
    Merger.............................................   43
  Terms and Conditions of the Proposed CompuServe
    Merger.............................................   43
    Mutual Conditions..................................   43
    WorldCom's Conditions..............................   43
    CompuServe's and H&R Block's Conditions............   44
    Conduct of CompuServe Business Prior to the
      CompuServe Merger................................   45

                                                         PAGE
                                                         ----
    Conduct of WorldCom Business Prior to the
      CompuServe Merger................................   47
    Agreement Not to Solicit Other Offers..............   47
    Voting of CompuServe Shares; No Transfers of
      CompuServe Common Stock..........................   48
    CompuServe and CompuServe Entity Employees.........   48
    Treatment of Stock Options.........................   49
    Facilities Agreements..............................   49
    Certain Other Covenants............................   50
    Tax Matters........................................   51
    Representations and Warranties.....................   52
      Representations and Warranties Regarding
        CompuServe.....................................   52
      Representations and Warranties Regarding
        H&R Block......................................   52
      Representations and Warranties Regarding
        Block Group....................................   52
      Representations and Warranties Regarding
        WorldCom.......................................   52
      Representations and Warranties Regarding
        Acquisition Subsidiary.........................   53
    Indemnification....................................   53
      Indemnification by H&R Block and Block Group.....   53
      Indemnification by WorldCom and Acquisition
        Subsidiary.....................................   54
    Termination........................................   54
    Expenses; Termination Fees.........................   55
    Amendment and Waiver...............................   56
  Stockholders Agreement...............................   56
    Voting Agreement and Proxy.........................   56
    No Disposition or Encumbrance of Shares............   56
    Grant of Option....................................   56
    Conditions to Closing..............................   57
    Closing............................................   57
    Representations, Warranties and Covenants..........   58
    Term...............................................   58
  Standstill Agreement.................................   58
  Surrender of Stock Certificates and Receipt of
    CompuServe Merger Consideration....................   58
  Fractional Shares....................................   59
  Interests of Certain Persons in the CompuServe
    Merger.............................................   59
      Change in Control Agreements.....................   59
      Severance Plan...................................   60
      Stock Options and Other Awards...................   61
      Completion Bonuses...............................   61
      Employee Benefits................................   61
      Deferred Compensation Plan.......................   62
      Indemnification..................................   62
      Registration Rights..............................   62
  Regulatory Filings and Approvals.....................   63
  Accounting Treatment.................................   63
  Public Trading Market................................   64
  Status Under Federal Securities Laws.................   64
  Certain United States Federal Income Tax
    Consequences.......................................   64
CERTAIN RELATED TRANSACTIONS...........................   65
  Amendment of CompuServe Rights Agreement.............   65
  AOL Transaction......................................   66
  Other................................................   67

THE SPECIAL MEETING....................................   68
  General..............................................   68
                                                         PAGE
                                                         ----
  Matters to be Considered.............................   68
  Board of Directors' Recommendation...................   68
  Record Date; Voting Rights...........................   68
  Quorum...............................................   68
  Required Vote........................................   68
  Absence of Appraisal Rights..........................   69
  Proxies..............................................   69
  Solicitation of Proxies..............................   69
PRO FORMA FINANCIAL INFORMATION........................   71
WORLDCOM PRO FORMA CONDENSED COMBINED FINANCIAL
  STATEMENTS...........................................   71
WORLDCOM PRO FORMA CONDENSED COMBINED BALANCE SHEET....   72
WORLDCOM PRO FORMA CONDENSED COMBINED STATEMENT OF
  OPERATIONS...........................................   73
WORLDCOM PRO FORMA CONDENSED COMBINED STATEMENT OF
  OPERATIONS...........................................   74
NOTES TO WORLDCOM PRO FORMA CONDENSED COMBINED
  FINANCIAL STATEMENTS.................................   75
ADDITIONAL PRO FORMA PRESENTATION......................   77
NOTES TO ADDITIONAL PRO FORMA PRESENTATION.............   79
INFORMATION REGARDING COMPUSERVE.......................   81
  Business of CompuServe...............................   81
    Interactive Services...............................   81
    CompuServe Interactive Service.....................   81
    WOW!...............................................   82
    SPRYNET............................................   82
    Network Services...................................   82
  Recent Developments..................................   82
INFORMATION REGARDING WORLDCOM.........................   83
  Business of WorldCom.................................   83
  Recent Developments..................................   83
  The BFP Merger.......................................  111
  Management and Principal Shareholders................  114
  Management of WorldCom Following the MCI/WorldCom
    Merger.............................................  117

                                                         PAGE
                                                         ----
DESCRIPTION OF WORLDCOM CAPITAL STOCK..................  120
  Common Stock.........................................  120
  Preferred Stock......................................  121
  Series A Preferred Stock.............................  121
  Series B Preferred Stock.............................  123
  Depositary Shares....................................  124
  WorldCom Series 3 Preferred Stock....................  125
  Preferred Stock Purchase Rights......................  126
  Certain Charter and Bylaw Provisions.................  127
COMPARATIVE RIGHTS OF SHAREHOLDERS.....................  127
  Election of Directors................................  127
  Removal of Directors.................................  128
  Vacancies on the Board of Directors..................  129
  Action By Written Consent............................  129
  Amendments to Charter................................  129
  Amendments to Bylaws.................................  130
  Special Meetings of Shareholders.....................  130
  Vote on Extraordinary Corporate Transactions.........  130
  Rights of Inspection.................................  131
  Dividends............................................  131
  Appraisal Rights of Dissenting Shareholders..........  132
  Indemnification and Limitation of Liability of
    Directors and Officers.............................  133
  Preemptive Rights....................................  135
  Special Redemption Provisions........................  135
  Preferred Stock Purchase Rights......................  136
  Stockholder Suits....................................  137
  Business Combination Restrictions....................  137
  Disclosure of Interests..............................  140
LEGAL MATTERS..........................................  140
EXPERTS................................................  141
APPENDIX I -- COMPUSERVE MERGER AGREEMENT
APPENDIX II -- STOCKHOLDERS AGREEMENT
APPENDIX III -- STANDSTILL AGREEMENT
APPENDIX IV -- GOLDMAN, SACHS & CO. OPINION

                             INDEX OF DEFINED TERMS

                                            PAGE
                                            ----
Acquisition Subsidiary................Cover Page
Aggregate Consideration...................   39
Ameritech.................................   24
Analyst Estimates.........................   41
ANS...................................Cover Page
Antitrust Division........................   63
AOL...................................Cover Page
AOL Agreement.........................Cover Page
AOL Hart-Scott-Rodino Condition...........    4
AOL Transaction.......................Cover Page
AT&T......................................   25
ATC Merger................................   15
Average Trading Price.................Cover Page
Bellsouth.................................   24
Benefits Termination Date.................  107
BFP.......................................   12
BFP Common Stock..........................   12
BFP Exchange Ratio............................12
BFP Merger................................   12
BFP Merger Agreement......................   12
BFP Notes.................................  112
Block DCP.................................   62
Block Group...........................Cover Page
Block Shares..............................   56
BOCs......................................   23
BT........................................   12
BT Agreement..............................   12
BTH.......................................  103
BT/MCI Merger Agreement...................   12
BT/MCI Joint Venture Agreement............  103
Call Price................................  122
Cash Payment..........................Cover Page
Certificate...............................   91
Change in Control Agreements..............    7
Charter Amendment.........................   88
CLEC......................................  112
Closing...............................Cover Page
Closing Date..............................    4
CNS.......................................   82
Code......................................    8
COLS......................................   66
Commission................................   vi
Common Equivalent Rate....................  122
Communications Act........................   84
Compensation Committee....................  120
Competitive Proposal......................    4
CompuServe............................Cover Page
CompuServe 1997 Form 10-K.................  vii
CompuServe Balance Sheet..................   46
CompuServe Certificate....................    9

                                            PAGE
                                            ----
CompuServe Common Stock...............Cover Page
CompuServe DCP............................   62
CompuServe Employees......................   48
CompuServe Entities.......................   43
CompuServe Exchange Ratio.............Cover Page
CompuServe Material Breach................   54
CompuServe Merger.....................Cover Page
CompuServe Merger Agreement...........Cover Page
CompuServe Merger Consideration.......Cover Page
CompuServe Merger Proposal................    4
CompuServe Record Date....................    7
CompuServe Stock Options..............Cover Page
Concert...................................  103
Confidentiality Agreement.................   95
Covered Executives........................  107
CSi.......................................   81
Daily Exchange Ratio......................   41
Deposit Agreement.........................  124
Depositary................................  124
Depositary Receipts.......................  125
DGCL......................................    9
DOJ.......................................   12
EBIT......................................   42
EBITDA....................................   41
EDGAR.....................................   vi
Effective Time............................    4
Eighth Circuit............................   23
Election..................................    8
Engagement Letter.........................   39
ESP.......................................  107
ESOP......................................  109
European Commission.......................   12
Exchange Act..............................   vi
Exchange Agent............................   29
Executive Retention Program...............  108
Extraordinary Cash Dividend...............  123
FCC.......................................   12
Fidelity..................................  115
FTC.......................................   63
GBCC......................................  120
Goldman Sachs.............................    7
GTE.......................................   26
H&R Block.............................Cover Page
H&R Block Indemnified Parties.............   53
H&R Block Material Breach.................   54
Hart-Scott-Rodino Act.....................    4
IDB.......................................   15
IDB Merger................................   15
Initial Redemption Date...................  122
InterLATA.................................   24

                                            PAGE
                                            ----
IPO.......................................   30
ISP.......................................    1
ISP Exemption.............................   24
ISUs......................................  105
IXC.......................................  112
JV Purchase Date..........................  103
JV Shareholders...........................  103
KEIP......................................   61
LBO.......................................   41
Management Case...........................   40
Mandatory Conversion Date.................  122
Material Adverse Change...................   44
Material Adverse Effect...................   43
MCI....................................... viii
MCI 1996 Form 10-K........................ viii
MCI Bylaws................................  108
MCI Capital Stock.........................   11
MCI Class A Common Stock..................   11
MCI Class A Common Stock Merger
  Consideration...........................   11
MCI Common Stock..........................   11
MCI Common Stock Merger Consideration.....   11
MCI Exchange Ratio........................   11
MCI Measurement Period....................   11
MCI Merger Sub............................   11
MCI Offer.................................   11
MCI Restated Certificate of
  Incorporation...........................  108
MCI Restricted Shares.....................  105
MCI Right.................................   92
MCI Rights................................   92
MCI Stock Option..........................   99
MCI WorldCom..............................   84
MCI/WorldCom Acquisition Proposal.........   94
MCI/WorldCom Average Price................   11
MCI/WorldCom Closing Date.................   91
MCI/WorldCom Effective Time...............   11
MCI/WorldCom Merger.......................   11
MCI/WorldCom Merger Agreement.............   11
MCI/WorldCom Merger Consideration.........   11
MCI/WorldCom Surviving Corporation........   89
MCI/WorldCom Termination Date.............  100
MCIT......................................  119
Merger Control Regulation.................   20
Metromedia................................   15
MFS.......................................   14
MFS Merger................................   14
1996A Notes...............................  112
1996B Notes...............................  112
1997 Notes................................  112
NASD......................................   vi
Option....................................   56
Optional Conversion Rate..................  122

                                            PAGE
                                            ----
Proxy.....................................   56
Proxy Statement/Prospectus...........Cover Page
Previous Synergy Estimates................   84
PSLRA.....................................   19
PUC.......................................   20
Purchase..................................   56
Redemption Price..........................  124
Registration Statement....................   vi
Reimbursement Amount......................  101
Resurgens.................................  vii
Revised Synergy Estimates.................   84
Salomon Brothers..........................   30
SBC.......................................   24
Scenario One..............................   42
Scenario Two..............................   42
Securities Act............................   vi
Series B Conversion Rate..................  124
Severance Plan............................    7
Share Issuance............................   12
Special Meeting......................Cover Page
Sprint.......................................25
Spry.................................Cover Page
State Applications........................   89
Stock Acquisition Date....................  126
Stockholders Agreement...............Cover Page
Subdivision...............................  124
Surviving Corporation.....................    1
Telecom Act...............................   23
The 1818 Funds............................  116
Triggering Events.........................   57
Trust.....................................   17
United States Holder......................   65
UUNET.....................................    1
UUNET Acquisition.........................   77
Ventures..................................  103
VGE.......................................  114
Voting Debt...............................   93
Voting Preferred Stock....................  123
WorldCom.............................Cover Page
WorldCom 1996 Form 10-K...................  vii
WorldCom Acquiring Person.................  126
WorldCom Alternative Transaction Fee......  101
WorldCom Articles.........................    9
WorldCom Common Stock................Cover Page
WorldCom Depositary Shares................  vii
WorldCom Distribution Date................  126
WorldCom Entities.........................   44
WorldCom Material Breach..................   55
WorldCom Pending Acquisitions.............   93
WorldCom Series A Preferred Stock.........  vii
WorldCom Series B Preferred Stock.........  vii
WorldCom Depositary Shares................  vii

                                            PAGE
                                            ----
WorldCom Right............................  126
WorldCom Rights Agreement.................   27
WorldCom Series 3 Preferred Stock.........  125

                                            PAGE
                                            ----
WorldCom Special Meeting..................   88
WTO Agreement.............................   24

     NO PERSON HAS BEEN AUTHORIZED BY WORLDCOM OR COMPUSERVE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EITHER WORLDCOM OR COMPUSERVE. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF WORLDCOM COMMON STOCK TO WHICH IT RELATES OR AN OFFER OR SOLICITATION TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED HEREBY SHALL, UNDER ANY CIRCUMSTANCES, IMPLY OR CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF WORLDCOM OR COMPUSERVE OR IN THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

     WorldCom and CompuServe are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by each of WorldCom and CompuServe may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Northeast Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048 and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. This Web site can be accessed at http://www.sec.gov. In addition, material filed by each of WorldCom and CompuServe can be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), at 1735 K Street, N.W., Washington, D.C. 20006.

     This Proxy Statement/Prospectus constitutes a part of a registration statement on Form S-4 (together with all amendments and exhibits thereto, the "Registration Statement") filed by WorldCom under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the offering of WorldCom Common Stock in connection with the CompuServe Merger. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus omits certain information contained or incorporated by reference in the Registration Statement. Reference is made to the Registration Statement for further information with respect to WorldCom, the WorldCom Common Stock, CompuServe, and the CompuServe Merger. Statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. For further information, reference is hereby made to the Registration Statement.

     As used in this Proxy Statement/Prospectus, the term "CompuServe" means CompuServe Corporation and its subsidiaries, and the term "WorldCom" means WorldCom, Inc. and its subsidiaries. All information contained or incorporated by reference in this Proxy Statement/Prospectus relating to CompuServe was provided by the management and Board of Directors of CompuServe. WorldCom assumes no responsibility for the accuracy of such information. All information contained or incorporated by reference in this Proxy Statement/Prospectus relating to WorldCom was provided by the management and Board of Directors of WorldCom. CompuServe assumes no responsibility for the accuracy of such information.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by WorldCom (formerly Resurgens Communications Group, Inc. ("Resurgens")) under File No. 0-11258 (formerly File No. 1-10415) and by CompuServe under File No. 2-53193 pursuant to the Exchange Act are incorporated herein by reference:

          (a) (1) WorldCom's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "WorldCom 1996 Form 10-K");

          (2) WorldCom's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

          (3) WorldCom's Current Reports on Form 8-K dated August 25, 1996 (filed August 26, 1996 and as amended on Forms 8-K/A filed November 4, 1996, November 20, 1996 and December 19, 1997), December 31, 1996 (filed January 15, 1997), March 18, 1997 (filed March 24, 1997), March 26, 1997
     (filed April 2, 1997), May 22, 1997 (filed June 6, 1997), June 30, 1997
     (filed July 7, 1997), August 5, 1997 (filed August 5, 1997), August 8, 1997 (filed August 11, 1997), August 22, 1997 (filed August 25, 1997), August 28, 1997 (filed September 10, 1997), September 7, 1997 (filed September 17,
     1997), October 1, 1997 (filed October 2, 1997), October 3, 1997 (filed October 3, 1997), October 9, 1997 (filed October 10, 1997), October 10, 1997 (filed October 14, 1997), October 14, 1997 (filed October 14, 1997), October 15, 1997 (filed October 16, 1997), October 16, 1997 (filed October 17, 1997), October 23, 1997 (filed October 23, 1997), October 31, 1997
     (filed November 3, 1997) and November 9, 1997 (filed November 12, 1997);

          (4) the description of WorldCom's (formerly Resurgens') Common Stock as contained in Item 1 of Resurgens' Registration Statement on Form 8-A dated December 12, 1989, as updated by the descriptions contained in WorldCom's Registration Statement on Form S-4 (File No. 333-16015), as declared effective by the Commission on November 14, 1996, which includes the Joint Proxy Statement/ Prospectus dated November 14, 1996 with respect to WorldCom's Special Meeting of Shareholders held on December 20, 1996, under the following captions: "Description of WorldCom Capital Stock" and "Comparative Rights of Shareholders";

          (5) the description of WorldCom's Preferred Stock Purchase Rights contained in WorldCom's Registration Statement on Form 8-A dated August 26, 1996, as updated by WorldCom's Current Report on Form 8-K dated May 22, 1997 (filed June 6, 1997); and

          (6) the descriptions of the WorldCom Series A 8% Cumulative Convertible Preferred Stock (the "WorldCom Series A Preferred Stock"), the WorldCom Series B Convertible Preferred Stock (the "WorldCom Series B Preferred Stock") and the WorldCom Depositary Shares (the "WorldCom Depositary Shares") contained in WorldCom's Registration Statements on Form 8-A dated November 13, 1996.

          (b) (1) CompuServe's Annual Report on Form 10-K for the fiscal year ended April 30, 1997 (as amended by CompuServe's Annual Report on Form 10-K/A for the fiscal year ended April 30, 1997, filed August 18, 1997) (the "CompuServe 1997 Form 10-K");

        (2) CompuServe's Quarterly Reports on Form 10-Q for the quarters ended July 31, 1997 and October 31, 1997;

          (3) CompuServe's Current Reports on Form 8-K dated September 7, 1997 (filed September 10, 1997) and November 10, 1997 (filed November 13, 1997);

          (4) the description of CompuServe's Common Stock as contained in Item 1 of CompuServe's Registration Statement on Form 8-A dated April 13, 1996; and

          (5) the description of CompuServe's Rights to Purchase Junior Participating Preferred Shares as contained in Item 1 of CompuServe's Registration Statement on Form 8-A dated April 13, 1996.

     All documents filed by WorldCom, CompuServe and MCI (as defined below) with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of any securities offered hereby shall be deemed to be incorporated by reference into this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. See "Available Information" and "MCI Information." Any statement contained herein, or in a document incorporated or deemed to be incorporated herein by reference, shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated herein by reference, which statement is also incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF THESE DOCUMENTS (EXCLUDING EXHIBITS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION INCORPORATED HEREIN) WILL BE PROVIDED BY FIRST CLASS MAIL WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, INCLUDING ANY BENEFICIAL OWNER OF COMPUSERVE COMMON STOCK, UPON WRITTEN OR ORAL REQUEST BY SUCH PERSON AS FOLLOWS: WITH RESPECT TO WORLDCOM OR MCI (AS DEFINED BELOW), TO WORLDCOM, INC., 515 EAST AMITE STREET, JACKSON, MISSISSIPPI 39201-2702, ATTENTION: STEPHANIE Q. SCOTT, DIRECTOR OF FINANCIAL REPORTING (TELEPHONE: (601) 360-8600); AND WITH RESPECT TO COMPUSERVE, TO COMPUSERVE CORPORATION, 5000 ARLINGTON CENTRE BLVD., COLUMBUS, OHIO 43220,
ATTENTION: HERBERT J. KAHN, EXECUTIVE VICE PRESIDENT, CORPORATE OPERATIONS (TELEPHONE: (614)-538-3854). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY JANUARY 23, 1998.

                                MCI INFORMATION

     As described herein, WorldCom has announced an agreement to acquire MCI Communications Corporation, a Delaware corporation ("MCI"). See "Information Regarding WorldCom -- Recent Developments -- The MCI/WorldCom Merger." MCI is also subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission that may be inspected at the public reference facilities identified above under "Available Information" under File No. 0-6457, including the following documents, which are incorporated herein by reference:

          (1) MCI's Annual Report on Form 10-K for the year ended December 31, 1996, and the financial information incorporated by reference therein to MCI's Current Report on Form 8-K dated February 10, 1997 (the "MCI 1996 Form 10-K");

          (2) MCI's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997; and

          (3) MCI's Current Reports on Form 8-K dated February 10, 1997, July 14, 1997, August 26, 1997 and November 12, 1997, as amended.

                                    SUMMARY

     The following is a summary of certain important terms of the proposed CompuServe Merger and related information discussed elsewhere in this Proxy Statement/Prospectus. This summary does not purport to be complete and is qualified in its entirety by reference to the more detailed information included in this Proxy Statement/Prospectus and the appendices hereto, including, but not limited to, the CompuServe Merger Agreement and the Stockholders Agreement set forth as Appendix I and Appendix II hereto, respectively. Stockholders of CompuServe are urged to read this Proxy Statement/Prospectus and the appendices hereto in their entirety and to consider carefully the information set forth under the headings "Summary -- Market Prices," "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

BUSINESS OF WORLDCOM

     WorldCom is one of the largest telecommunications companies in the United States, serving local, long distance and Internet customers domestically and internationally. WorldCom provides telecommunications services to business, government, telecommunications companies and consumer customers, through its network of fiber optic cables, digital microwave, and fixed and transportable satellite earth stations.

     WorldCom is one of the first major facilities-based telecommunications companies with the capability to provide businesses with high quality local, long distance, Internet, data and international communications services over its global networks. With service to points throughout the nation and the world, WorldCom provides telecommunications products and services including: switched and dedicated long distance and local products, 800 services, calling cards, domestic and international private lines, broadband data services, debit cards, conference calling, advanced billing systems, enhanced fax and data connections, high speed data communications, facilities management, local access to long distance companies, local access to ATM-based back bone service and interconnection via Network Access Points to Internet service providers ("ISPs"). In addition, WorldCom's subsidiary, UUNET Technologies, Inc. ("UUNET"), is an international ISP.

     WorldCom's principal executive offices are located at 515 East Amite Street, Jackson, Mississippi 39201-2702, and its telephone number is (601) 360-8600. For more information regarding WorldCom and recent developments regarding WorldCom, see "Summary -- Recent Developments Regarding WorldCom" and "Information Regarding WorldCom."

BUSINESS OF COMPUSERVE

     CompuServe is engaged in providing worldwide online and Internet access services for users, as well as worldwide network access, management and applications and Internet services to businesses.

     CompuServe's principal executive offices are located at 5000 Arlington Centre Boulevard, Columbus, Ohio 43220, and its telephone number is (614) 457-8600. See "Information Regarding CompuServe."

THE PROPOSED COMPUSERVE MERGER

     Subject to the satisfaction of the terms and conditions set forth in the CompuServe Merger Agreement, which are described below and elsewhere herein, Acquisition Subsidiary, a wholly owned subsidiary of WorldCom, will merge with and into CompuServe. Upon consummation of the CompuServe Merger, Acquisition Subsidiary's separate existence will terminate and CompuServe will continue as the surviving corporation (the "Surviving Corporation"). It is anticipated that the CompuServe Merger will be consummated on January 30, 1998, after the Special Meeting, provided that the conditions to the CompuServe Merger are then fulfilled or waived.

     As a result of the CompuServe Merger, each share of CompuServe Common Stock will be converted into the right to receive a fraction of a share of WorldCom Common Stock equal to the CompuServe Exchange Ratio described in the next sentence. The CompuServe Exchange Ratio will be determined as follows: (i) if the Average Trading Price (defined in the next sentence) of a share of WorldCom Common Stock is greater than or equal to $29.54, the CompuServe Exchange Ratio will equal 0.40625, and (ii) if the Average Trading Price of a share of WorldCom Common Stock is greater than or equal to $24.00 but less than $29.54, the

CompuServe Exchange Ratio will equal a fraction (rounded to the nearest hundred-thousandth) determined by dividing $12.00 by the Average Trading Price of a share of WorldCom Common Stock; and (iii) if the Average Trading Price of a share of WorldCom Common Stock is less than $24.00, the CompuServe Exchange Ratio will equal 0.5; however; CompuServe has the right to terminate the CompuServe Merger Agreement if the Average Trading Price of a share of WorldCom Common Stock is less than $24.00. The Average Trading Price of a share of WorldCom Common Stock will be the average of the daily closing prices of a share of WorldCom Common Stock, as quoted by The Nasdaq National Market and reported in The Wall Street Journal, Eastern Edition, or if not reported thereby, The New York Times, for the twenty consecutive full Nasdaq National Market trading days ending on the date immediately prior to the third full Nasdaq National Market trading day immediately preceding the date on which the CompuServe Merger is consummated.

     It is anticipated that the CompuServe Merger will be consummated on January 30, 1998, after the Special Meeting, provided that the conditions to the CompuServe Merger are then fulfilled or waived. If the Average Trading Price of WorldCom Common Stock, calculated as of proposed date of consummation of the CompuServe Merger, were to be less than $24.00, the Board of Directors of CompuServe would determine at such time whether or not to exercise its right to terminate the CompuServe Merger Agreement. The Board's determination would be made in accordance with its fiduciary duties under Delaware law to all of the stockholders of CompuServe, including H&R Block and Block Group as the holders of approximately 80.1% of the outstanding CompuServe Common Stock, and the Board's business judgment, based on the facts and circumstances existing at such time, regarding the best interests of CompuServe and its stockholders.

     Holders of CompuServe Common Stock may call toll free to 1-800-780-6378 from January 5, 1998 until the date that the CompuServe Merger is consummated to hear a tape recorded message stating what the Average Trading Price and the CompuServe Exchange Ratio would be if the CompuServe Merger were to be consummated on that day. Holders of CompuServe Common Stock may call the same toll free number from the date the CompuServe Merger is consummated until ten business days thereafter to hear a tape recorded message stating the actual Average Trading Price and CompuServe Exchange Ratio.

     For additional information regarding the CompuServe Merger Consideration, including the WorldCom Common Stock, see "Plan of Merger -- General Description of the CompuServe Merger" and "Description of WorldCom Capital Stock."

     The following table illustrates the number of shares of WorldCom Common Stock (assuming 94,261,911 shares of CompuServe Common Stock outstanding, including shares issuable upon exercise of CompuServe Stock Options) and the corresponding per share value of the CompuServe Merger Consideration issuable in the CompuServe Merger, at various assumed Average Trading Prices:

                                                             AGGREGATE
                                                             SHARES OF
                                                              WORLDCOM      VALUE PER SHARE OF
             AVERAGE TRADING                COMPUSERVE      COMMON STOCK        COMPUSERVE
                  PRICE                   EXCHANGE RATIO      ISSUABLE         COMMON STOCK
             ---------------              --------------    ------------    ------------------
   $34.00................................    0.40625          38,293,901          $13.81
   $33.00................................    0.40625          38,293,901          $13.41
   $32.00................................    0.40625          38,293,901          $13.00
   $31.00................................    0.40625          38,293,901          $12.59
   $30.00................................    0.40625          38,293,901          $12.19
   $29.54................................    0.40625          38,293,901          $12.00
----------------------------------------------------------------------------------------------
   $29.00................................    0.41379          39,004,636          $12.00
   $28.00................................    0.42857          40,397,827          $12.00
   $27.00................................    0.44444          41,893,764          $12.00
   $26.00................................    0.46153          43,504,700          $12.00
   $25.00................................    0.48000          45,245,717          $12.00
----------------------------------------------------------------------------------------------
   $24.00................................    0.50000          47,130,956          $12.00
   $23.00................................    0.50000          47,130,956          $11.50
   $22.00................................    0.50000          47,130,956          $11.00
   $21.00................................    0.50000          47,130,956          $10.50
   $20.00................................    0.50000          47,130,956          $10.00

     Based on the number of outstanding shares of CompuServe Common Stock (as of December 15, 1997), BFP Common Stock (as defined herein) (as of December 22,
1997) and MCI Common Stock (as defined herein) (as of October 31, 1997) (without adjustment for stock options, rights, warrants or convertible securities) and assuming completion by WorldCom of the CompuServe Merger, the BFP Merger and the MCI/WorldCom Merger (see "Information Regarding WorldCom -- Recent Developments"), the number of outstanding shares of WorldCom Common Stock would increase from 909,044,560 shares outstanding on December 15, 1997 to between 1,715,059,496 shares and 2,022,680,634 shares, respectively, and the number of shares of WorldCom Common Stock issuable upon exercise of WorldCom options, rights and warrants would increase from 80,849,248 shares to between 185,934,659 shares and 228,006,125 shares, respectively. A total of 94,992 shares of WorldCom Series A Preferred Stock and 12,427,866 shares of WorldCom Series B Preferred Stock were also outstanding as of December 15, 1997, which were convertible into 32,703,276 and 1,210,364 shares, respectively, of WorldCom Common Stock. Based on the number of outstanding shares of CompuServe Common Stock (as of December 15, 1997), BFP Common Stock (as of December 22, 1997), MCI Common Stock (as of October 31, 1997) and WorldCom Common Stock (as of December 15, 1997) (without adjustment for stock options, rights or warrants) and assuming a CompuServe Exchange Ratio of 0.5, a BFP Exchange Ratio of 1.85 and an MCI Exchange Ratio of 1.7586, CompuServe stockholders would hold approximately
(a) 4.8%, (b) 4.4% and (c) 2.3% of the outstanding WorldCom Common Stock after completion of (a) the CompuServe Merger, (b) the CompuServe Merger and the BFP Merger, and (c) the CompuServe Merger, the BFP Merger and the MCI/WorldCom Merger, respectively, assuming no exercise of WorldCom options, rights or warrants, but assuming the conversion of WorldCom convertible securities. Actual exchange ratios may vary as described herein.

     The CompuServe Merger Agreement provides that the consummation of the CompuServe Merger is subject to certain terms and conditions, including: (i) approval and adoption of the CompuServe Merger Agreement by the requisite number of stockholders of CompuServe; (ii) receipt by WorldCom and CompuServe of opinions from their respective tax counsel regarding certain tax matters; (iii) approval of the shares of WorldCom Common Stock comprising consideration for the CompuServe Merger for quotation on The Nasdaq National Market; (iv) expiration or termination of any mandatory waiting period applicable to the CompuServe Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the

"Hart-Scott-Rodino Act"), any foreign law or other similar law; (v) there not having been enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order, whether temporary, preliminary or permanent which has or would have the effect of making the transactions contemplated by the CompuServe Merger Agreement illegal or restraining or prohibiting consummation of such transactions; (vi) neither CompuServe nor any CompuServe Entity (as hereinafter defined) shall have suffered a Material Adverse Change (as hereinafter defined) from April 30, 1997 to the Closing Date;
(vii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act with respect to the AOL Transaction (the "AOL Hart-Scott-Rodino Condition"); and (viii) satisfaction of other conditions customary to transactions of this nature. Except as noted in clauses (iv) and
(vii) above, receipt of any required governmental or third party approvals is not a condition to the CompuServe Merger. The applicable waiting period under the Hart-Scott-Rodino Act with respect to the AOL Transaction has expired, thereby satisfying the AOL Hart-Scott-Rodino Condition. The applicable waiting period with respect to the CompuServe Merger has also expired. Certain of the terms and conditions of the CompuServe Merger, other than the requirement of stockholder approval, may be waived by one or all of the parties.

     The CompuServe Merger will become effective at the time of the filing, after satisfaction or waiver of all the conditions to the CompuServe Merger, of a Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in the Certificate of Merger (the "Effective Time"). The date on which the Effective Time occurs is referred to herein as the "Closing Date." See "Plan of Merger -- Terms and Conditions of the Proposed CompuServe Merger."

     Pursuant to the CompuServe Merger Agreement, CompuServe has agreed that, commencing on the date of the CompuServe Merger Agreement, it will, among other things, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Competitive Proposal (defined below) and will, among other things, not (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Competitive Proposal, or (ii) participate in any discussions or negotiations regarding any Competitive Proposal. "Competitive Proposal" means any inquiry, proposal or offer from any person relating to any acquisition or purchase of 10% or more of the assets of CompuServe and the CompuServe Entities or 10% or more of any class of equity securities of CompuServe or any of the CompuServe Entities, or certain other significant transactions that may impede or interfere with the CompuServe Merger involving CompuServe or any of the CompuServe Entities, other than the transactions contemplated by the CompuServe Merger Agreement and the Stockholders Agreement. Except to the extent the Board of Directors of CompuServe determines it is required to do otherwise in accordance with its fiduciary duties, neither the Board of Directors of CompuServe nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to WorldCom, the approval or recommendation by such Board of Directors or such committee of the CompuServe Merger Agreement and the transactions contemplated by the CompuServe Merger Agreement (the "CompuServe Merger Proposal"). Neither the Board of Directors of CompuServe nor any committee thereof may approve or recommend, or propose publicly to approve or recommend, any Competitive Proposal or cause CompuServe to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to a Competitive Proposal. Additionally, H&R Block has agreed that it will, among other things, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Competitive Proposal. H&R Block has, among other things, agreed not to (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Competitive Proposal, or (ii) participate in any discussions or negotiations regarding any Competitive Proposal. H&R Block and CompuServe have each agreed to immediately advise WorldCom orally and in writing of any request for information or of any Competitive Proposal and the material terms and conditions thereof and to keep WorldCom fully informed of the status and details (including amendments or proposed amendments) of any such request or Competitive Proposal. See "Plan of Merger -- Terms and Conditions of the Proposed CompuServe Merger -- Agreement Not to Solicit Other Offers."

     The CompuServe Merger Agreement may be amended at any time before the CompuServe Merger Agreement is approved by the holders of the CompuServe Common Stock, subject to applicable law, by the mutual written consent of the parties. The CompuServe Merger Agreement may be terminated at any time prior to the Closing (i) by the mutual consent of the parties, (ii) by any of WorldCom, H&R Block, Block Group or CompuServe if the Closing shall not have occurred on or before March 1, 1998, unless the failure to do so is the result of a breach of the CompuServe Merger Agreement by the party seeking to terminate the CompuServe Merger Agreement; (iii) by WorldCom if the Board of Directors of CompuServe or any committee thereof resolves to or does withdraw or modify in a manner adverse to WorldCom its approval or recommendation of the CompuServe Merger Proposal, fails to reconfirm its recommendation within fifteen business days after a written request to do so, or approves or recommends any Competitive Proposal;
(iv) by CompuServe, if the Average Trading Price of a share of WorldCom Common Stock is less than $24.00; or (v) under certain other circumstances. See "Plan of Merger -- Terms and Conditions of the Proposed CompuServe
Merger -- Termination." Termination of the CompuServe Merger Agreement by WorldCom or H&R Block, Block Group or CompuServe under certain circumstances, including, without limitation, failure to receive the approval of CompuServe's stockholders, will require WorldCom, on the one hand, or H&R Block, Block Group and CompuServe, on the other hand, depending on the circumstances, to pay a $15 million termination fee to the other party or parties. Further, in the event the CompuServe Merger Agreement is terminated under certain circumstances and the AOL Hart-Scott-Rodino Condition has not been fulfilled or waived prior to the date of termination, WorldCom will be obligated to pay CompuServe $45 million. See "Plan of Merger -- Terms and Conditions of the Proposed CompuServe
Merger --Expenses; Termination Fees." However, because the applicable waiting period under the Hart-Scott-Rodino Act with respect to the AOL Transaction has expired, the AOL Hart-Scott-Rodino Condition has been fulfilled.

THE STOCKHOLDERS AGREEMENT

     In connection with the CompuServe Merger Agreement, H&R Block, Block Group and WorldCom entered into the Stockholders Agreement dated September 7, 1997, a copy of which is attached hereto as Appendix II. Pursuant to the Stockholders Agreement and the CompuServe Merger Agreement, H&R Block and Block Group have agreed that at any meeting of the stockholders of CompuServe, however called, Block Group will vote, and H&R Block will cause Block Group to vote, all of the shares of CompuServe Common Stock owned by Block Group (i) in favor of the approval and adoption of the CompuServe Merger Agreement and the transactions contemplated by the CompuServe Merger Agreement, (ii) against any proposal relating to certain transactions with any party other than WorldCom and (iii) in favor of any other matter necessary for the consummation of the transactions contemplated by the CompuServe Merger Agreement with respect to which Block Group may be entitled to vote. In addition, pursuant to the Stockholders Agreement, H&R Block and Block Group have irrevocably appointed WorldCom, or any nominee of WorldCom, as agent and proxy to vote the shares of CompuServe Common Stock owned by Block Group at any stockholder meeting or otherwise as described above, and have granted WorldCom an option to purchase the shares of CompuServe Common Stock owned by Block Group under certain circumstances. See "Plan of Merger -- Stockholders Agreement." AS A RESULT OF THESE AGREEMENTS, THE COMPUSERVE MERGER AGREEMENT WILL BE APPROVED AND ADOPTED REGARDLESS OF HOW OR WHETHER STOCKHOLDERS OF COMPUSERVE OTHER THAN BLOCK GROUP VOTE THEIR SHARES.

THE AOL TRANSACTION

     On September 7, 1997, WorldCom also entered into the AOL Agreement with AOL, under which WorldCom agreed to (a) transfer to AOL the online services businesses of CompuServe and Spry, Inc., a CompuServe subsidiary, which WorldCom will acquire as a result of the CompuServe Merger, and (b) acquire all outstanding shares of ANS, a wholly-owned subsidiary of AOL which provides Internet and other networking services to AOL and other customers. In addition to the transfer of the online services businesses of CompuServe and Sprynet, WorldCom will pay AOL $175 million in cash, subject to certain adjustments specified in the AOL Agreement. The closing of the AOL Transaction is conditioned on, and is expected to occur immediately after, the closing of the CompuServe Merger. The closing of the AOL

Transaction, which will be accounted for as a purchase, is subject to certain other conditions. The applicable waiting period under the Hart-Scott-Rodino Act with respect to the AOL Transaction has expired. See "Plan of Merger -- Terms and Conditions of the Proposed CompuServe Merger -- WorldCom's Conditions," "Plan of Merger -- Terms and Conditions of the Proposed CompuServe
Merger -- Termination," "Plan of Merger -- Terms and Conditions of the Proposed CompuServe Merger -- Expenses; Termination Fees" and "Certain Related Transactions -- AOL Transaction." Neither WorldCom nor CompuServe assumes responsibility for the accuracy of any of the information contained herein relating to AOL.

STOCKHOLDER APPROVAL REQUIRED

     The presence in person or by properly executed proxy of holders of a majority of the issued and outstanding shares of CompuServe Common Stock entitled to vote as of the CompuServe Record Date is necessary to constitute a quorum at the Special Meeting. The approval and adoption of the CompuServe Merger Agreement requires the affirmative vote of the holders of a majority of the votes entitled to be cast in respect of all outstanding shares of CompuServe Common Stock voting as a single class. See "The Special Meeting -- Quorum" and "-- Required Vote." As of the CompuServe Record Date, directors and executive officers of CompuServe and their affiliates, including Block Group (as a group), were entitled to vote shares of CompuServe Common Stock representing approximately 81% of the outstanding shares of CompuServe Common Stock entitled be cast at the Special Meeting. H&R BLOCK AND BLOCK GROUP HAVE AGREED TO VOTE ALL OF THE SHARES OF COMPUSERVE COMMON STOCK OWNED BY BLOCK GROUP IN FAVOR OF APPROVING AND ADOPTING THE COMPUSERVE MERGER AGREEMENT, WHICH NUMBER OF SHARES IS SUFFICIENT TO APPROVE AND ADOPT THE COMPUSERVE MERGER AGREEMENT. See "Plan of CompuServe Merger -- Stockholders Agreement." All such other persons have indicated their intention to vote their shares for the approval and adoption of the CompuServe Merger Agreement.

MANAGEMENT AND OPERATIONS AFTER THE COMPUSERVE MERGER

     After the CompuServe Merger and the AOL Transaction, CompuServe is expected to continue to operate CompuServe's network services business and ANS is expected to operate its Internet services business, each as a subsidiary of WorldCom. The AOL Agreement provides that, if so requested at least five business days before the closing of the AOL Transaction, WorldCom will cause Stephen M. Case, Chairman of the Board, Chief Executive Officer and President of AOL, to be appointed to the Board of Directors of WorldCom. See "Certain Related Transactions -- AOL Transaction" and "Information Regarding
WorldCom -- Management and Principal Shareholders."

WORLDCOM'S REASONS FOR THE COMPUSERVE MERGER

     In reaching its decision to approve the CompuServe Merger Agreement, the Board of Directors of WorldCom consulted with its management team and advisors and independently considered a variety of factors and the business and operations of CompuServe. The Board of Directors of WorldCom concluded that the CompuServe Merger, in combination with the AOL Transaction, was in the best interests of WorldCom and its shareholders. See "Plan of Merger -- WorldCom's Reasons for the CompuServe Merger."

RECOMMENDATION OF THE COMPUSERVE BOARD OF DIRECTORS; COMPUSERVE'S REASONS FOR THE COMPUSERVE MERGER

     The CompuServe Board of Directors believes that the terms of the CompuServe Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of CompuServe and its stockholders and has unanimously approved the CompuServe Merger Agreement and the transactions contemplated thereby. THE COMPUSERVE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF COMPUSERVE APPROVE AND ADOPT THE COMPUSERVE MERGER AGREEMENT. The recommendation of the CompuServe Board of Directors is based on a number of factors as described in "Plan of Merger -- CompuServe's Reasons for the CompuServe Merger." In considering the recommendation of the CompuServe Board of Directors, holders of CompuServe Common

Stock should be aware that certain non-director members of CompuServe's management have certain interests in the CompuServe Merger in addition to the interests of stockholders of CompuServe generally. The CompuServe Board of Directors was aware of these other interests and considered them, among other matters, in approving the CompuServe Merger Agreement and the transactions contemplated thereby, including the CompuServe Merger. See "Plan of Merger -- Interests of Certain Persons in the CompuServe Merger."

OPINION OF COMPUSERVE'S FINANCIAL ADVISOR

     On September 7, 1997, Goldman, Sachs & Co. ("Goldman Sachs"), financial advisor to CompuServe, delivered its oral opinion to the CompuServe Board of Directors, which it subsequently confirmed in writing as of such date, that, on and as of the date of such opinion, based upon the procedures and subject to the assumptions described in such opinion, the CompuServe Exchange Ratio was fair, from a financial point of view, to the holders (excluding Block Group) of CompuServe Common Stock. A copy of Goldman Sachs' opinion is attached as Appendix IV to this Proxy Statement/Prospectus, and holders of CompuServe Common Stock are urged to read the opinion in its entirety. See "Plan of Merger -- Opinion of CompuServe's Financial Advisor."

THE COMPUSERVE SPECIAL MEETING

     The Special Meeting will be held on January 30, 1998, at 9:00 a.m., local time, at 5000 Arlington Centre Boulevard, Columbus, Ohio. At such meeting, CompuServe stockholders will be asked to consider and vote upon a proposal to approve and adopt the CompuServe Merger Agreement.

     Approval and adoption of the CompuServe Merger Agreement requires the affirmative vote of the holders of a majority of the votes entitled to be cast in respect of all outstanding shares of CompuServe Common Stock voting as a single class. The CompuServe Board of Directors has fixed the close of business on December 12, 1997 as the record date for determining holders entitled to notice of and to vote at the Special Meeting (the "CompuServe Record Date"). As of the CompuServe Record Date, there were approximately 92,600,000 shares of CompuServe Common Stock outstanding, each of which will be entitled to one vote. See "The Special Meeting."

     H&R BLOCK AND BLOCK GROUP HAVE AGREED TO VOTE ALL OF THE SHARES OF COMPUSERVE COMMON STOCK OWNED BY BLOCK GROUP IN FAVOR OF APPROVING AND ADOPTING THE COMPUSERVE MERGER AGREEMENT, WHICH NUMBER OF SHARES IS SUFFICIENT TO APPROVE AND ADOPT THE COMPUSERVE MERGER AGREEMENT. See "Plan of Merger -- Stockholders Agreement."

INTERESTS OF CERTAIN PERSONS IN THE COMPUSERVE MERGER

     In considering the recommendations of the CompuServe Board of Directors, stockholders of CompuServe should be aware that certain non-director members of CompuServe's management have certain interests in the CompuServe Merger that are in addition to the interests of stockholders of CompuServe generally. The CompuServe Merger will result in a change in control of CompuServe for purposes of certain severance agreements entered into by CompuServe with its four executive officers (the "Change in Control Agreements") and for purposes of the CompuServe Change in Control Severance Plan, which covers substantially all of the employees of CompuServe, including officers (the "Severance Plan"). As a result, if any employee covered under either the Change in Control Agreements or the Severance Plan is terminated, or elects to terminate employment under certain circumstances, during the two-year period after the Effective Time, such employee will be entitled to certain enhanced severance benefits. In addition, pursuant to the terms of the CompuServe 1996 Stock Option Plan and the terms of the CompuServe Merger Agreement, all outstanding CompuServe Stock Options (whether or not then vested or unvested, exercisable or non-exercisable) will be terminated and replaced with a right to receive an amount in cash as of the Effective Time. Completion bonuses in an amount equal to 50% of base salary will also be payable to certain executive officers as of the Effective Time. See "Plan of Merger -- Interests of Certain Persons in the CompuServe Merger."

ACCOUNTING TREATMENT

     WorldCom intends to account for the CompuServe Merger using the purchase method. Accordingly, the aggregate CompuServe Merger Consideration will be allocated to the assets and liabilities of CompuServe based on their estimated fair value. Any excess of cost over the fair value of net tangible assets of CompuServe acquired will be recorded as in-process research and development, goodwill and other intangible assets. WorldCom expects that goodwill and other intangible assets will be amortized over periods not to exceed 10 years. See "Plan of Merger -- Accounting Treatment."

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The exchange of shares of CompuServe Common Stock for shares of WorldCom Common Stock generally will be a taxable disposition for United States federal income tax purposes. As a result, a holder of shares of CompuServe Common Stock generally will recognize a gain or loss for United States federal income tax purposes in an amount equal to the difference between the sum of the fair market value of the shares of WorldCom Common Stock received (with such fair market value equal to the mean of the high and low trading prices of shares of WorldCom Common Stock on the Closing Date) and the cash received in lieu of a fractional share of WorldCom Common Stock and such holder's tax basis in the CompuServe Common Stock exchanged therefor. Holders of shares of CompuServe Common Stock are urged to consult their tax advisors regarding the federal, state, local, and foreign tax consequences of the exchange of shares of CompuServe Common Stock for shares of WorldCom Common Stock.

     H&R Block and WorldCom intend to make an election (the "Election") under
Section 338(h)(10) of the Internal Revenue Code of 1986, as amended (the "Code"), with respect to the CompuServe Merger. The effect of the Election is that the CompuServe Merger will be treated for federal income tax purposes as a taxable sale of assets by CompuServe to WorldCom (with the entire amount of the tax borne by H&R Block) followed by a tax-free deemed liquidation of CompuServe. The tax liability or treatment of CompuServe's public shareholders will be the same regardless of whether or not H&R Block and WorldCom make the Election.

     For a more complete discussion of the federal income tax consequences of the exchange of shares of CompuServe Common Stock for shares of WorldCom Common Stock, see "Plan of Merger -- Certain United States Federal Income Tax Consequences."

REGULATORY FILINGS AND APPROVALS

  Hart-Scott-Rodino Act

     In October 1997, each of WorldCom and H&R Block filed notification and report forms with respect to the CompuServe Merger and the other transactions contemplated by the CompuServe Merger Agreement and the Stockholders Agreement in accordance with the Hart-Scott-Rodino Act. The applicable waiting period under the Hart-Scott-Rodino Act with respect to the CompuServe Merger has expired. Although WorldCom and CompuServe believe the CompuServe Merger complies with the antitrust laws, at any time before or after the Effective Time the DOJ or others could take action under the antitrust laws with respect to the CompuServe Merger, including seeking to enjoin the consummation of the CompuServe Merger, to rescind the CompuServe Merger or to require divestiture of substantial assets of WorldCom or CompuServe. There can be no assurance that a challenge to the CompuServe Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful. See "Plan of Merger -- Regulatory Filings and Approvals." See "Plan of Merger -- Terms and Conditions of the Proposed CompuServe Merger -- WorldCom's Conditions" and "Certain Related Transactions -- AOL Transaction."

  Other Regulatory Filings and Approvals

     The consummation of the CompuServe Merger is also contingent upon notification to and/or approval by governmental authorities in certain foreign countries where WorldCom and/or CompuServe and/or AOL or its affiliates conduct business. WorldCom and CompuServe conduct operations in a number of foreign countries. As of the date of this Proxy Statement/Prospectus, the parties have made all pre-merger notification filings which they consider to be necessary. All foreign governmental approvals required to be obtained before the CompuServe Merger may be consummated have been obtained. In the United Kingdom, the parties filed a voluntary notification on October 31, 1997. The U.K. notification is subject to the standard review process, and the parties anticipate a decision by December 31, 1997. Prior approval from the U.K. competition authority is not necessary under the laws of the U.K., or under the terms of the CompuServe Merger Agreement, for the CompuServe Merger to be consummated. See "Plan of Merger -- Regulatory Filings and Approvals."

ABSENCE OF APPRAISAL RIGHTS

     Holders of CompuServe Common Stock will not be entitled to any dissenters' or appraisal rights under Section 262 of the Delaware General Corporation Law (the "DGCL") in connection with the CompuServe Merger because: (i) shares of CompuServe Common Stock were, at the CompuServe Record Date for the Special Meeting, designated as Nasdaq National Market securities; (ii) CompuServe stockholders will not be required to accept anything in exchange for their shares of CompuServe Common Stock other than shares of WorldCom Common Stock, which will be designated as Nasdaq National Market securities as of the Effective Time, and cash in lieu of fractional shares of such stock; and (iii) the CompuServe Certificate of Incorporation (the "CompuServe Certificate") does not otherwise provide CompuServe stockholders with dissenters' or appraisal rights applicable to the CompuServe Merger. See "The Special Meeting -- Absence of Appraisal Rights."

COMPARISON OF SHAREHOLDER RIGHTS

     The rights of CompuServe stockholders currently are governed by Delaware law, the CompuServe Certificate and the CompuServe Bylaws. Upon consummation of the CompuServe Merger, stockholders of CompuServe will become shareholders of WorldCom, which is a Georgia corporation, and their rights as shareholders of WorldCom will be governed by Georgia law, the Second Amended and Restated Articles of Incorporation of WorldCom (the "WorldCom Articles") and the WorldCom Bylaws. See "Description of WorldCom Capital Stock" and "Comparative Rights of Shareholders" for a summary of certain differences between the rights of the holders of CompuServe Common Stock and WorldCom Common Stock.

RISK FACTORS

     Holders of CompuServe Common Stock, in voting on the adoption of the CompuServe Merger Agreement, should consider, among other things, the following:
(i) uncertainties in integrating acquired companies and achieving cost savings,
(ii) risks associated with obtaining governmental approvals in connection with the MCI/WorldCom Merger, (iii) the potential effect of stock price fluctuations on the CompuServe Merger Consideration, (iv) interests of certain persons in the CompuServe Merger, (v) risks associated with WorldCom's debt service, interest rate fluctuations, other restrictive covenants, and capital spending, (vi) the risks of the combined company's acquisition strategy, (vii) risks of international business, (viii) risks of overseas business operations, (ix) risks of rapid technological change and dependence on product development, (x) regulation risks, (xi) risks of competition and (xii) the anti-takeover provisions in the WorldCom Articles and the WorldCom Bylaws. See "Cautionary Statement Regarding Forward-Looking Statements" on page 19 and "Risk Factors" beginning on page 19.

MARKET PRICES

     The WorldCom Common Stock and the CompuServe Common Stock are traded on The Nasdaq National Market under the symbols "WCOM" and "CSRV," respectively. The following table sets forth the high and low intra-day sales prices per share of such stock as reported on The Nasdaq National Market based on published financial sources, for the periods indicated. Because CompuServe Common Stock was not publicly traded prior to April 19, 1996, no market prices for CompuServe Common Stock are shown prior to such date. Neither WorldCom nor CompuServe has ever paid any cash dividends on its respective common stock. The per share information presented below and elsewhere in this Proxy Statement/Prospectus has been adjusted to reflect all stock splits and stock dividends of WorldCom and CompuServe.

                                                           WORLDCOM COMMON        COMPUSERVE
                                                                STOCK            COMMON STOCK
                                                           ----------------    ----------------
                                                            HIGH      LOW       HIGH      LOW
                                                           ------    ------    ------    ------
1995:
First Quarter............................................  $13.13    $ 9.56        --        --
Second Quarter...........................................   13.69     11.56        --        --
Third Quarter............................................   17.06     13.38        --        --
Fourth Quarter...........................................   17.94     14.88        --        --
1996:
First Quarter............................................   23.31     16.25        --        --
Second Quarter...........................................   27.72     21.31     35.50     20.00
Third Quarter............................................   28.88     18.38     21.75     10.75
Fourth Quarter...........................................   26.13     21.00     13.63      8.63
1997:
First Quarter............................................   27.88     21.75     11.63      8.88
Second Quarter...........................................   32.97     21.25     13.63      9.00
Third Quarter............................................   37.75     29.88     14.56     10.50
Fourth Quarter (through December 23, 1997)...............   39.88     28.50     14.56     11.50

     WorldCom and CompuServe entered into the CompuServe Merger Agreement on September 7, 1997. The following table sets forth the closing prices for a share of WorldCom Common Stock and a share of CompuServe Common Stock, as reported by The Nasdaq National Market, on September 5, 1997, the last trading day preceding the public announcement of the execution of the CompuServe Merger Agreement, and on December 23, 1997, the last practicable trading day before the printing of this Proxy Statement/ Prospectus.

                                                              CLOSING PRICE    CLOSING PRICE
                                                               OF WORLDCOM     OF COMPUSERVE
                            DATE                              COMMON STOCK     COMMON STOCK
                            ----                              -------------    -------------
September 5, 1997...........................................      $31.50           $13.50
December 23, 1997...........................................      $30.56           $12.56

     Based on an assumed CompuServe Exchange Ratio of 0.40625, the pro forma equivalent per share value of CompuServe Common Stock was $12.80 on September 5, 1997 and was $12.42 on December 23, 1997. The pro forma equivalent per share value of CompuServe Common Stock on any date, based on an assumed CompuServe Exchange Ratio of 0.40625, equals the closing price of WorldCom Common Stock on such date multiplied by 0.40625.

     The actual dollar value of the WorldCom Common Stock to be issued to the holders of CompuServe Common Stock pursuant to the CompuServe Merger Agreement will not be determined until three trading days prior to the closing date of the CompuServe Merger, and may be substantially more or less than the pro forma equivalent per share value of CompuServe Common Stock on September 5, 1997 or December 23, 1997. For example, between September 5, 1997 and December 23, 1997, the closing price of the WorldCom Common Stock has ranged from a high of $39.88 to a low of $28.50, and as of December 23, 1997, the Average Trading Price would have been $32.775 and the resultant CompuServe Exchange Ratio would have been
0.40625. THE COMPUSERVE EXCHANGE RATIO WILL NOT BE INCREASED IF THE WORLDCOM AVERAGE TRADING PRICE IS BELOW $24.00 PER SHARE. If the Average Trading Price of WorldCom Common Stock, calculated as of the proposed date of consummation of the CompuServe Merger, were to be less than $24.00, the Board of Directors of CompuServe would determine at such time whether or not to exercise its right to terminate the CompuServe Merger Agreement. The Board's determination would be made in accordance with its fiduciary duties under Delaware law to all of the stockholders of CompuServe, including H&R Block and Block Group as the holders of approximately 80.1% of the outstanding CompuServe Common Stock, and the Board's business judgment, based on the facts and circumstances existing at such time, regarding the best interests of CompuServe and its stockholders.

     COMPUSERVE STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR WORLDCOM COMMON STOCK AND COMPUSERVE COMMON STOCK. NO ASSURANCE CAN BE GIVEN AS TO THE MARKET PRICES OF WORLDCOM COMMON STOCK OR COMPUSERVE COMMON STOCK AT THE EFFECTIVE TIME OF THE COMPUSERVE MERGER. BECAUSE THE COMPUSERVE EXCHANGE RATIO IS NOT CORRELATED DIRECTLY TO THE MARKET VALUE OF WORLDCOM COMMON STOCK AND BECOMES FIXED IF THE AVERAGE TRADING PRICE OF WORLDCOM COMMON STOCK IS LESS THAN $24.00 OR GREATER THAN OR EQUAL TO $29.54, AND BECAUSE COMPUSERVE HAS THE RIGHT TO TERMINATE THE COMPUSERVE MERGER AGREEMENT ONLY IF THE AVERAGE TRADING PRICE OF WORLDCOM COMMON STOCK IS LESS THAN $24.00, THE MARKET VALUE OF SHARES OF WORLDCOM COMMON STOCK THAT HOLDERS OF COMPUSERVE COMMON STOCK WILL RECEIVE UPON CONSUMMATION OF THE COMPUSERVE MERGER MAY VARY SIGNIFICANTLY FROM THE MARKET VALUE OF THE SHARES OF WORLDCOM COMMON STOCK THAT HOLDERS OF COMPUSERVE COMMON STOCK WOULD HAVE RECEIVED IF THE COMPUSERVE MERGER WERE CONSUMMATED ON THE DATE OF THIS PROXY STATEMENT/PROSPECTUS. HOLDERS OF COMPUSERVE COMMON STOCK MAY CALL TOLL FREE TO 1-800-780-6378 FROM JANUARY 5, 1998 UNTIL THE DATE THAT THE COMPUSERVE MERGER IS CONSUMMATED TO HEAR A TAPE RECORDED MESSAGE STATING WHAT THE AVERAGE TRADING PRICE AND THE COMPUSERVE EXCHANGE RATIO WOULD BE IF THE COMPUSERVE MERGER WERE TO BE CONSUMMATED ON THAT DAY. HOLDERS OF COMPUSERVE COMMON STOCK MAY CALL THE SAME TOLL FREE NUMBER FROM THE DATE THE COMPUSERVE MERGER IS CONSUMMATED UNTIL TEN BUSINESS DAYS THEREAFTER TO HEAR A TAPE RECORDED MESSAGE STATING THE ACTUAL AVERAGE TRADING PRICE AND COMPUSERVE EXCHANGE RATIO.

RECENT WORLDCOM DEVELOPMENTS

     THE MCI/WORLDCOM MERGER. On October 1, 1997, WorldCom announced its intention to commence an exchange offer to acquire all of the outstanding shares of MCI common stock, par value $.10 per share ("MCI Common Stock"), for $41.50 of WorldCom Common Stock, subject to adjustment in certain circumstances as set forth in materials filed by WorldCom with the Commission (the "MCI Offer"). On November 9, 1997, WorldCom entered into an Agreement and Plan of Merger (the "MCI/WorldCom Merger Agreement") with MCI and a wholly-owned acquisition subsidiary of WorldCom ("MCI Merger Sub"), providing for the merger (the "MCI/WorldCom Merger") of MCI with and into MCI Merger Sub, with MCI Merger Sub surviving as a wholly-owned subsidiary of WorldCom. As a result of the MCI/WorldCom Merger, the separate corporate existence of MCI will cease, and MCI Merger Sub (which will be renamed "MCI Communications Corporation") will succeed to all the rights and be responsible for all the obligations of MCI in accordance with the DGCL. Subject to the terms and conditions of the MCI/WorldCom Merger Agreement, each share of MCI Common Stock outstanding immediately prior to the effective time of the MCI/WorldCom Merger (the "MCI/WorldCom Effective Time") will be converted into the right to receive that number of shares of WorldCom Common Stock equal to the MCI Exchange Ratio (as defined below) (the "MCI Common Stock Merger Consideration"), and each share of MCI Class A common stock, par value $.10 per share ("MCI Class A Common Stock" and, together with the MCI Common Stock, the "MCI Capital Stock"), outstanding immediately prior to the MCI/WorldCom Effective Time will be converted into the right to receive $51.00 in cash, without interest thereon (the "MCI Class A Common Stock Merger Consideration" and, collectively with the MCI Common Stock Merger Consideration, the "MCI/WorldCom Merger Consideration"). The "MCI Exchange Ratio" means the quotient (rounded to the nearest (1)/10,000) determined by dividing $51.00 by the average of the high and low sales prices of WorldCom Common Stock (the "MCI/WorldCom Average Price") as reported on The Nasdaq National Market on each of the 20 consecutive trading days ending with the third trading day immediately preceding the MCI/WorldCom Effective Time (the "MCI Measurement Period"); provided, however, that the MCI Exchange Ratio will not be less than 1.2439 or greater than 1.7586. Cash will be paid in lieu of the issuance of any fractional share of WorldCom Common Stock in the MCI/WorldCom Merger.

     Based on the number of shares MCI Common Stock outstanding as of October 31, 1997 and assumed MCI Exchange Ratios of 1.2439 and 1.7586, approximately 703,178,763 shares and 994,139,540 shares, respectively, of WorldCom Common Stock would be issued in the MCI/WorldCom Merger. In addition, outstanding rights and options to purchase shares of MCI Common Stock would be converted in the MCI/ WorldCom Merger to rights and options to acquire an aggregate of approximately 100,263,626 shares and 141,750,634 shares, respectively, of WorldCom Common Stock, and the exercise price would be adjusted to reflect the MCI Exchange Ratio, so that, on exercise, the holders would receive, in the aggregate, the same number of shares of WorldCom Common Stock as they would have received had they exercised prior to the MCI/WorldCom Merger, at the same exercise price.

     The MCI/WorldCom Merger is subject to the approvals of the MCI stockholders and the WorldCom shareholders as well as approvals from the Federal Communications Commission (the "FCC"), the Department of Justice ("DOJ") and various state government bodies. In addition, the MCI/WorldCom Merger is subject to review by the Commission of the European Communities (the "European Commission"). WorldCom anticipates that the MCI/WorldCom Merger will close within six to nine months.

     Termination of the MCI/WorldCom Merger Agreement by MCI or WorldCom under certain conditions, including the failure to receive the approval of MCI's stockholders of the MCI/WorldCom Merger or the MCI/WorldCom Merger Agreement, will require MCI to pay WorldCom $750 million as a termination fee and to reimburse WorldCom the $450 million alternative transaction fee paid by WorldCom to British Telecommunications plc ("BT"). Further, termination of the MCI/WorldCom Merger Agreement by MCI or WorldCom under certain conditions, including the failure to receive the approval of WorldCom's shareholders of the issuance of shares pursuant to the MCI/WorldCom Agreement (the "Share Issuance"), will require WorldCom to pay MCI $1.635 billion as a termination fee.

     Pursuant to an agreement (the "BT Agreement") among MCI, WorldCom and BT, the prior merger agreement between BT and MCI (the "BT/MCI Merger Agreement") was terminated, and WorldCom agreed to pay BT an alternative transaction fee of $450 million and expenses of $15 million payable to BT in accordance with the BT/MCI Merger Agreement. These fees were paid on November 12, 1997. WorldCom also agreed to pay to BT an additional payment of $250 million in the event that WorldCom is required to make the $1.635 billion payment to MCI in accordance with the MCI/WorldCom Merger Agreement. In addition, pursuant to the BT Agreement, BT agreed to vote (or cause to be voted) its shares of MCI Class A Common Stock in favor of the MCI/WorldCom Merger Agreement, the adoption by MCI of the MCI/WorldCom Merger Agreement and the approval of the other transactions contemplated by the MCI/WorldCom Merger Agreement.

     THE BFP MERGER. WorldCom entered into an Amended and Restated Agreement and Plan of Merger dated as of October 1, 1997 (the "BFP Merger Agreement") with Brooks Fiber Properties, Inc. ("BFP") and a wholly owned acquisition subsidiary of WorldCom, providing for the merger of such WorldCom subsidiary with and into BFP (the "BFP Merger"). In the BFP Merger, each share of common stock, par value $.01, of BFP (the "BFP Common Stock") will be converted into a fraction of a share of WorldCom Common Stock equal to the BFP Exchange Ratio. The "BFP Exchange Ratio" will be determined as follows: (i) if the average trading price (generally based on the average reported closing prices for a specified twenty-day period prior to closing) of a share of WorldCom Common Stock is greater than or equal to $35.15, the BFP Exchange Ratio will equal 1.65 (ii) if such average trading price is greater than or equal to $31.35 but less than $35.15, the BFP Exchange Ratio will equal a fraction determined by dividing $58.00 by such average trading prices; and (iii) if such average trading price is less than $31.35, the BFP Exchange Ratio will equal 1.85. Based on (i) BFP Common Stock outstanding as of December 23, 1997 (including an estimated 73,000 shares that will be issuable immediately prior to the effective time of the BFP Merger pursuant to an employee stock purchase plan) and (ii) assumed BFP Exchange Ratios of 1.65 and 1.85, approximately 64,729,280 shares and 72,575,253 shares, respectively, of WorldCom Common Stock will be issued in the BFP Merger (the "BFP Exchange Ratio"). In addition, outstanding warrants and options to purchase shares of BFP Common Stock would be converted in the BFP Merger to warrants and options to acquire an aggregate of approximately 4,634,777 shares and 5,196,569 shares, respectively, of WorldCom Common Stock, and the exercise price would be adjusted to reflect the BFP Exchange Ratio, so that, on exercise, the holders would receive, in the aggregate, the same number of shares of WorldCom Common Stock as if they had exercised prior to the BFP Merger, at the same aggregate exercise price. The BFP Merger has been structured to qualify as a pooling of interests. Consummation of the BFP Merger is subject to the fulfillment of a number of conditions, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act and the receipt of other required regulatory approvals (which condition has been satisfied), and the absence of certain material adverse changes. Consummation of the BFP Merger is also subject to the approval and adoption of the BFP Merger Agreement by the stockholders of BFP. The BFP Merger Agreement may be terminated if the effective time has not occurred on or before March 31, 1998 and under certain other circumstances. Termination of the BFP Merger Agreement by WorldCom or BFP under certain circumstances will require one party to make a $40 million payment to the other party. Each of BFP's directors has agreed to vote his or her beneficially owned shares of BFP stock in favor of the BFP Merger Agreement. The closing of the BFP Merger is expected to occur on or about January 29, 1998, provided that the conditions to the BFP Merger are then fulfilled or waived. Neither WorldCom nor MCI assumes any responsibility for the accuracy of any information contained herein related to BFP.

     For more information concerning the recent developments regarding WorldCom, see "Information Regarding WorldCom -- Recent Developments."

COMPARATIVE PER SHARE DATA

     The following table sets forth for WorldCom Common Stock and CompuServe Common Stock, for the periods indicated, selected historical per share data and the corresponding unaudited pro forma combined and pro forma equivalent per share amounts, calculated assuming a CompuServe Exchange Ratio of 0.40625 shares of WorldCom Common Stock and giving effect to the proposed CompuServe Merger. The actual CompuServe Exchange Ratio may vary as described herein. The data presented are based upon the historical consolidated financial statements and related notes of each of WorldCom and CompuServe incorporated by reference in this Proxy Statement/Prospectus. This information should be read in conjunction with and is qualified in its entirety by reference to the historical financial statements of WorldCom and CompuServe and related notes thereto. The data presented is not necessarily indicative of the future results of operations of the consolidated companies or the actual results that would have occurred if the CompuServe Merger had been consummated prior to the periods indicated. No adjustment has been included for any anticipated cost savings or other synergies or in respect of the BFP Merger, the AOL Transaction or the MCI/WorldCom Merger. See "Available Information" and "Incorporation of Documents By Reference."

                                                                             WORLDCOM/
                                                                            COMPUSERVE     COMPUSERVE
                                                WORLDCOM     COMPUSERVE      PRO FORMA      PRO FORMA
                                               HISTORICAL   HISTORICAL(1)   COMBINED(2)   EQUIVALENT(3)
                                               ----------   -------------   -----------   -------------
Book value per common share:
  December 31, 1996..........................     $13.75       $ 7.03         $14.58         $ 5.92
  September 30, 1997.........................      13.44         6.85          14.23           5.78
Cash dividends per common share:
  Year ended December 31, 1996...............         --           --             --             --
  Nine months ended September 30, 1997.......         --           --             --             --
Income (loss) per common share from
  continuing operations (after preferred
  dividend requirement):
  Primary:
     Year ended December 31, 1996(4).........      (5.50)       (1.29)         (5.35)         (2.17)
     Nine months ended September 30, 1997....       0.25        (0.19)          0.18           0.07
  Fully Diluted:
     Year ended December 31, 1996(4).........      (5.50)       (1.29)         (5.35)         (2.17)
     Nine months ended September 30, 1997....       0.25        (0.19)          0.18           0.07

---------------

(1) CompuServe reports results of operations based on an April 30 fiscal year-end. CompuServe's historical book value per share as of April 30, 1997 and October 31, 1997 is included in the December 31, 1996 and September 30, 1997 rows, respectively. CompuServe's historical results of operations for the year ended April 30, 1997 and the six months ended October 31, 1997 are included in the year ended December 31, 1996 and nine months ended September 30, 1997 rows, respectively.

(2) For purposes of the WorldCom/CompuServe Pro Forma Combined column, book value per common share is based on WorldCom's historical book value per common share as of December 31, 1996 and September 30, 1997, combined with CompuServe's historical book value per common share as of January 31, 1997 and October 31, 1997, respectively. Additionally, results of operations are based on WorldCom's historical results of operations for the year ended December 31, 1996 and the nine months ended September 30, 1997 combined with CompuServe's results of operations for the twelve months ended January 31, 1997 and nine months ended October 31, 1997, respectively.

(3) The CompuServe pro forma equivalent represents the WorldCom/CompuServe pro forma combined book value, dividends and income (loss) per common share multiplied by an assumed CompuServe Exchange Ratio of 0.40625. If the maximum CompuServe Exchange Ratio of 0.5 is assumed, the CompuServe Pro Forma Equivalent book value per share as of December 31, 1996 and September 30, 1997 would be $7.29 and $7.12, respectively. The CompuServe Pro Forma Equivalent primary income (loss) per share would be $(2.68) and $0.09 for the year ended December 31, 1996 and nine months ended September 30, 1997, respectively, while the CompuServe Pro Forma Equivalent fully diluted income
    (loss) per share would be $(2.68) and $0.09 for the year ended December 31, 1996 and nine months ended September 30, 1997, respectively. The actual CompuServe Exchange Ratio may vary as described herein.

(4) In December 1996, WorldCom acquired MFS Communications Company, Inc. ("MFS") in a transaction accounted for as a purchase (the "MFS Merger"). WorldCom's historical results for 1996 include a $2.14 billion charge for in-process research and development related to the MFS Merger. The charge was based upon a valuation analysis of the technologies of MFS' worldwide information system, the Internet network expansion system of UUNET, and certain other identified research and development projects purchased in the MFS Merger. Additionally, 1996 results include other after-tax charges of $121.0 million for employee severance, employee compensation charges, alignment charges, and costs to exit unfavorable telecommunications contracts and $343.5 million after-tax write-down of operating assets within WorldCom's non-core businesses. On a pre-tax basis, these charges totaled $600.1 million.

(5) The data in the table excludes the MCI/WorldCom Merger as well as the BFP Merger and the AOL Transaction. If the MCI/WorldCom Merger were included, selected pro forma combined per share amounts would reflect a book value per common share of $24.47 as of September 30, 1997, primary income (loss) per share of $(1.40) and $0.03 for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively, and fully diluted income
    (loss) per share of $(1.40) and $0.03 for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively.

SELECTED HISTORICAL FINANCIAL DATA

     The summary below sets forth selected historical financial data. This historical data should be read in conjunction with and is qualified in its entirety by reference to the historical financial statements and notes thereto contained in the WorldCom 1996 Form 10-K, CompuServe 1997 Form 10-K and MCI 1996 Form 10-K, all incorporated by reference herein. See "Available Information," "Incorporation of Documents by Reference" and "MCI Information."

     Selected Historical Financial Data of WorldCom. The selected historical financial data of WorldCom set forth below has been derived from financial statements of WorldCom as they appeared in WorldCom's Annual Reports on Form 10-K filed with the Commission for each of the five fiscal years in the period ended December 31, 1996 and WorldCom's Quarterly Reports on Form 10-Q filed with the Commission for the periods ending September 30, 1997 and September 30, 1996.

                                                                                              NINE MONTHS ENDED
                                         YEAR ENDED AND AT DECEMBER 31,                      AND AT SEPTEMBER 30,
                         ---------------------------------------------------------------   ------------------------
                            1996          1995         1994         1993         1992         1997          1996
                         -----------   ----------   ----------   ----------   ----------   -----------   ----------
                                                     (THOUSANDS, EXCEPT PER SHARE DATA)
WORLDCOM -- HISTORICAL
Revenues...............  $ 4,485,130   $3,696,345   $2,245,663   $1,474,257   $  948,060   $ 5,348,522   $3,251,026
Income (loss) from
  continuing operations
  (after preferred
  dividend
  requirement):
  Total................   (2,189,804)     233,080     (151,779)     112,638        6,232       220,889      (48,466)
  Per common share:
    Primary............        (5.50)        0.64        (0.48)        0.41         0.03          0.25        (0.12)
    Fully diluted......        (5.50)        0.64        (0.48)        0.40         0.03          0.25        (0.12)
Dividends per common
  share................           --           --           --           --           --            --           --
Total assets...........   19,861,977    6,656,629    3,441,474    3,236,718    1,241,278    20,813,368    6,854,966
Long-term debt.........    4,803,581    3,391,598      794,001      730,023      448,496     5,348,638    3,276,641
Shareholders'
  investment...........   12,959,976    2,187,681    1,827,410    1,911,800      478,823    13,366,000    2,442,342

---------------

(1) On December 31, 1996, WorldCom completed the MFS Merger. The MFS Merger was accounted for as a purchase; accordingly, the operating results for MFS are reflected from the date of acquisition.

(2) WorldCom's results for 1996 include a $2.14 billion charge for in-process research and development related to the MFS Merger. The charge was based upon a valuation analysis of the technologies of MFS' worldwide information system, the Internet network expansion system of UUNET, and certain other identified research and development projects purchased in the MFS Merger. Additionally, 1996 results include other after-tax charges of $121.0 million for employee severance, employee compensation charges, alignment charges, and costs to exit unfavorable telecommunications contracts and $343.5 million after-tax write-down of operating assets within WorldCom's non-core businesses. On a pre-tax basis, these charges totaled $600.1 million.

(3) In 1995, Metromedia Company ("Metromedia") converted its Series 1 Preferred Stock into WorldCom Common Stock, exercised warrants to acquire WorldCom Common Stock and immediately sold its position of 61,699,096 shares of WorldCom Common Stock in a public offering. In connection with the preferred stock conversion, WorldCom made a non-recurring payment of $15.0 million to Metromedia, representing a discount to the minimum nominal dividends that would have been payable on the Series 1 Preferred Stock prior to the September 15, 1996 optional call date of approximately $26.6 million (which amount includes an annual dividend requirement of $24.5 million plus accrued dividends to such call date).

(4) As a result of the acquisitions of IDB Communications Group, Inc. ("IDB") in 1994 (the "IDB Merger") and of Advanced Telecommunications Corporation in 1992 (the "ATC Merger"), WorldCom initiated plans to reorganize and restructure its management and operational organization and facilities to eliminate duplicate personnel, physical facilities and service capacity, to abandon certain products and marketing activities, and to take further advantage of the synergies available to the combined entities. Also, during the fourth quarter of 1993, plans were approved to reduce IDB's cost structure and to improve productivity. Accordingly, in 1994, 1993 and 1992, WorldCom charged to operations the estimated costs of such reorganization and restructuring activities, including employee severance, physical facility abandonment and duplicate service capacity. These costs totaled $43.7 million in 1994, $5.9 million in 1993 and $79.8 million in 1992. Also, during 1994 and 1992, WorldCom incurred direct merger costs of $15.0 million and $7.3 million, respectively, related to the IDB Merger (in 1994) and the ATC Merger (in
    1992). These costs include professional fees, proxy solicitation costs, travel and related expenses and certain other direct costs attributable to these mergers.

(5) Long-term debt as of December 31, 1995 includes $1.1 billion under WorldCom's previous credit facilities which were classified as a current maturity on the December 31, 1995 balance sheet.

     Selected Historical Financial Data of CompuServe. The selected historical financial data of CompuServe set forth below has been derived from financial statements of CompuServe as they appeared in CompuServe's Annual Reports on Form 10-K filed with the Commission for each of the five fiscal years in the period ended April 30, 1997 and CompuServe's Quarterly Reports on Form 10-Q filed with the Commission for the periods ending October 31, 1997 and October 31, 1996.

                                                                                   SIX MONTHS ENDED
                                       YEAR ENDED AND AT APRIL 30,                AND AT OCTOBER 31,
                          -----------------------------------------------------   -------------------
                            1997        1996       1995       1994       1993       1997       1996
                          ---------   --------   --------   --------   --------   --------   --------
                                   (THOUSANDS, EXCEPT PER SHARE DATA)
COMPUSERVE -- HISTORICAL
Revenues................  $ 841,887   $793,165   $582,793   $429,886   $315,399   $411,141   $422,985
Income (loss) from
  continuing operations
  (after preferred
  dividend requirement):
  Total.................   (119,834)    49,094      8,798     62,093     45,577    (17,543)   (87,650)
  Per common share:
     Primary............      (1.29)      0.66       0.12       0.84       0.61      (0.19)     (0.95)
     Fully diluted......      (1.29)      0.66       0.12       0.84       0.61      (0.19)     (0.95)
Dividends per common
  share.................         --         --         --         --         --         --         --
Total assets............    802,536    965,828    323,557    330,867    240,365    792,409    860,954
Due from Parent.........     70,228     17,377         --         --         --     13,421     60,205
Due to Parent...........         --         --    142,400         --         --         --         --
Stockholders' equity....    651,436    770,666     79,858    241,677    179,389    634,632    684,312

---------------

(1) In October 1996, CompuServe changed its rate of amortization of deferred subscriber acquisition costs to more closely correlate with the recent trends in subscriber retention rates and member net revenues. The new rate of amortization is 50% in the first three months, 30% in the next nine months, and 20% in the subsequent year, compared to the previous policy of 60% in the first 12 months and 40% in the subsequent year. In conjunction with this change in amortization rates, CompuServe accelerated amortization of previously deferred CSI subscriber acquisition costs with a writedown totaling $34.5 million as of October 31, 1996. Additionally, all previously deferred subscriber acquisition costs totaling $8.3 million for WOW! and $2.5 million for SPRYNET were also written off, reflecting the high costs to service these high usage, flat-priced services. WOW! was withdrawn from service effective January 31, 1997.

(2) In the first quarter of fiscal 1997, CompuServe incurred a nonrecurring pretax charge of $17.7 million relating to the sale of certain assets and business operations of the corporate computer software group of SPRY, Inc.; the consolidation of U.S.-based staff functions and office facilities; the renegotiation of certain third-party customer service agreements; and the write-off of certain obsolete software costs for billing and customer service systems. Of the total charge, $9.8 million required the outlay of cash; the remaining $7.9 million involved no commitment of funds.

(3) In the second quarter of fiscal 1997, CompuServe incurred a nonrecurring pretax charge of $7.9 million relating to the withdrawal of the family-oriented WOW! on-line service. Of the total charge, $5.6 million required the outlay of cash; the remaining $2.3 million involved no commitment of funds.

(4) In the fourth quarter of fiscal 1997, CompuServe incurred a nonrecurring pretax charge of $9.2 million relating to the further consolidation of office facilities and the write-off of investments in certain content and technology providers due to their deteriorated financial performance. Of the total charge, $1.8 million required the outlay of cash; the remaining $7.4 million involved no commitment of funds.

     Selected Historical Financial Data of MCI. The selected historical financial data of MCI set forth below has been derived from the financial statements of MCI as they appeared in MCI's Annual Reports on Form 10-K filed with the Commission for each of the five fiscal years in the period ended December 31, 1996 and MCI's Quarterly Reports on Form 10-Q filed with the Commission for the periods ending September 30, 1997 and September 30, 1996.

                                                                                                          NINE MONTHS ENDED
                                                  YEAR ENDED AND AT DECEMBER 31,                        AND AT SEPTEMBER 30,
                                -------------------------------------------------------------------   -------------------------
                                   1996          1995          1994          1993          1992          1997          1996
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                              (THOUSANDS, EXCEPT PER SHARE DATA)
MCI -- HISTORICAL
Revenues......................  $18,494,000   $15,265,000   $13,338,000   $11,921,000   $10,562,000   $14,545,000   $13,741,000
Income from continuing
  operations (after preferred
  dividend requirement):
  Total.......................    1,202,000       548,000       794,000       626,000       589,000       393,000       899,000
  Per common share:
    Primary...................         1.73          0.80          1.32          1.12          1.11          0.56          1.29
    Fully diluted.............         1.72          0.79          1.32          1.11          1.10          0.56          1.29
Dividends per common share....         0.05          0.05          0.05          0.05          0.05         0.025         0.025
Total assets..................   22,978,000    19,301,000    16,366,000    11,276,000     9,678,000    24,717,000    21,509,000
Long-term debt................    4,798,000     3,444,000     2,997,000     2,366,000     3,432,000     3,282,000     3,722,000
Stockholders' equity..........   10,661,000     9,602,000     9,004,000     4,713,000     3,150,000    11,321,000    10,329,000

---------------

(1) In May 1996, MCI Capital I, a wholly-owned Delaware statutory business trust ("Trust"), issued $750 million aggregate principal amount of 8% Cumulative Quarterly Income Preferred Securities, Series A ("preferred securities") due June 30, 2026. The Trust exists for the sole purpose of issuing the preferred securities and investing the proceeds in MCI's 8% Junior Subordinated Deferrable Interest Debentures, Series A due June 30, 2026.

(2) In September and November 1995, MCI acquired all of the outstanding shares of common stock of Nationwide Cellular Service, Inc. and SHL Systemhouse Inc., respectively. These acquisitions were accounted for as purchases; accordingly, the net assets and results of operations of the acquired companies are included in the information above since their respective acquisition dates.

(3) In 1994, BT completed the purchase of 136 million shares of MCI Class A Common Stock for $4.3 billion, which resulted in a 20% voting interest in MCI. This purchase was achieved by MCI's issuance of 108.5 million shares of MCI Class A Common Stock to BT for $3.5 billion on September 30, 1994 and BT's conversion on that date of 13,736 shares of MCI Series D convertible preferred stock, purchased for $830 million in June 1993, into 27.5 million shares of MCI Class A Common Stock. This investment is included in MCI's stockholders' equity.

SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following selected unaudited pro forma financial information presents the combined consolidated balance sheets and income statements of WorldCom and MCI as if the MCI/WorldCom Merger had occurred for the periods indicated. The MCI/WorldCom Merger will be treated as a purchase for financial accounting purposes. This information should be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements and accompanying notes of WorldCom and MCI included in the documents described under "Incorporation of Documents by Reference" and "MCI Information" and the unaudited pro forma condensed combined financial statements and accompanying discussion and notes set forth under "Pro Forma Financial Information." The pro forma amounts in the table below are presented for informational purposes and are not necessarily indicative of the financial position or the results of operations of the combined company that would have actually occurred had the MCI/WorldCom Merger been consummated as of the dates or for the periods presented. The pro forma amounts are also not necessarily indicative of the financial position or future results of operations of the combined company. No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies. The Selected Pro Forma Financial Information also does not reflect amounts with respect to the CompuServe Merger, the BFP Merger or the AOL Transaction because they are not material to WorldCom. See "Pro Forma Financial Information."

                                                                                   NINE MONTHS
                                                                                      ENDED
                                                               YEAR ENDED            AND AT
                                                              DECEMBER 31,        SEPTEMBER 30,
                                                                  1996                1997
                                                              ------------        -------------
                                                                    (IN MILLIONS, EXCEPT
                                                                       PER SHARE DATA)
MCI WORLDCOM PRO FORMA COMBINED
Revenues....................................................    $22,421              $19,614
Income (loss) from continuing operations (after preferred
  dividend requirement):
  Total.....................................................     (1,663)                 108
  Per common share:
     Primary................................................      (1.33)                0.06
     Fully diluted..........................................      (1.33)                0.06
Dividends per common share..................................         --                   --
Total assets................................................                          71,451
Long-term debt..............................................                          16,077
Shareholders' equity........................................                          44,177

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     The following statements are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"):

     (i) certain statements, including possible or assumed future results of operations of WorldCom, CompuServe, MCI, BFP and ANS, contained in "Risk Factors," "Plan of Merger -- Background of the CompuServe Merger," "Plan of Merger -- WorldCom's Reasons for the CompuServe Merger," "Plan of
Merger -- CompuServe's Reasons for the CompuServe Merger; CompuServe Board Recommendation," "Plan of Merger -- Opinion of CompuServe's Financial Advisor," "Information Regarding WorldCom -- Recent Developments -- The MCI/WorldCom Merger -- Effects of MCI/WorldCom Merger; Estimated Synergies," and "Information Regarding WorldCom -- Management and Principal Shareholders -- Information Regarding Stephen M. Case," including any forecasts, projections and descriptions of anticipated cost savings or other synergies referred to therein, and certain statements incorporated by reference from documents filed with the Commission by WorldCom, CompuServe and MCI, including any statements contained herein or therein regarding the development of possible or assumed future results of operations of WorldCom's, CompuServe's and MCI's businesses, the markets for WorldCom's, CompuServe's and MCI's services and products, anticipated capital expenditures, regulatory developments, competition or the effects of the CompuServe Merger, the MCI/WorldCom Merger, the BFP Merger or the AOL Transaction;

     (ii) any statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends" or similar expressions; and

     (iii) other statements contained or incorporated by reference herein regarding matters that are not historical facts.

     Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements; factors that could cause actual results to differ materially include, but are not limited to, those discussed under "Risk Factors." CompuServe stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date thereof.

     All subsequent written and oral forward-looking statements attributable to WorldCom or CompuServe or persons acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither WorldCom nor CompuServe undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                  RISK FACTORS

     Holders of CompuServe Common Stock should consider carefully all of the information contained in this Proxy Statement/Prospectus, including the following factors:

RISKS RELATED TO THE COMPUSERVE MERGER AND OTHER ACQUISITIONS

  Uncertainties in Integrating the Acquired Companies and Achieving Cost Savings

     WorldCom and CompuServe have entered into the CompuServe Merger Agreement, and WorldCom has entered into the MCI/WorldCom Merger Agreement, the BFP Merger Agreement and the AOL Agreement, in each case with the expectation that the transactions will result in certain benefits, including, without limitation, cost savings, operating efficiencies, revenue enhancements and other synergies. See "Plan of Merger -- WorldCom's Reasons for the CompuServe Merger," "Plan of Merger -- CompuServe's Reasons for the CompuServe Merger," and "Information Regarding WorldCom -- Recent Developments -- The MCI/WorldCom Merger -- Effects of the MCI/WorldCom Merger; Estimated Synergies." Achieving the benefits of the CompuServe Merger, as well as of the MCI/WorldCom Merger (which would be significantly larger than previous acquisitions completed by WorldCom), the BFP Merger and the AOL Transaction, will depend in part upon the integration of the businesses of WorldCom and CompuServe, together with MCI, BFP and ANS, in an efficient manner, and there can be no assurance that this will occur. The consolidation of operations will require substantial attention from management. The diversion of management attention and any difficulties encountered in the transition and integration processes could have a material adverse effect on the revenues, levels of expenses and operating results of the combined companies. There can be no assurance that the combined companies will realize any of the anticipated benefits of the CompuServe Merger, the MCI/WorldCom Merger, the BFP Merger or the AOL Transaction. For a discussion of other factors and assumptions related to the synergy estimates, see "Information Regarding WorldCom -- Recent Developments -- The MCI/WorldCom Merger -- Effects of the MCI/WorldCom Merger; Estimated Synergies."

  Necessity of Receiving Governmental Approvals Prior to the MCI/WorldCom Merger; Risks Associated with Failure to Obtain Approvals of Certain Governmental Authorities

     The consummation of the MCI/WorldCom Merger is conditioned upon the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act and confirmation from the European Commission by way of a decision under Council Regulation 4064/89 (the "Merger Control Regulation") that the MCI/WorldCom Merger does not create or strengthen a dominant position as a result of which competition would be significantly impeded in the common market. In addition, other filings with, notifications to and authorizations and approvals of, various governmental agencies, both domestic and foreign, with respect to the transactions contemplated by the MCI/WorldCom Merger Agreement, relating primarily to the FCC, and state public utility or service commissions ("PUCs"), must be made and received prior to consummation of the MCI/WorldCom Merger. There can be no assurance that such authorizations, approvals or decisions will be granted, or, if granted will not contain certain material conditions or restrictions, that an injunction will not be issued before or after receipt of MCI and WorldCom shareholder approval by a court of competent jurisdiction enjoining the consummation of the MCI/WorldCom Merger or that a challenge to the MCI/WorldCom Merger on the grounds that it is not compatible with the common market will not be made, or if a challenge is made, what the result will be.

     Consummation of the MCI/WorldCom Merger is subject to additional approvals from certain governmental authorities. If such approvals have not been received at such time as all other material conditions to the MCI/WorldCom Merger have been satisfied or waived, MCI and WorldCom may nonetheless determine to consummate the MCI/WorldCom Merger. Although MCI and WorldCom are seeking such approvals, it is uncertain whether such approvals will be timely received from, among others, every jurisdiction in which MCI and WorldCom are authorized to do business. If MCI and WorldCom determine to consummate the MCI/ WorldCom Merger without having received all such approvals, no assurance can be given that any resulting loss of business would not have a material adverse effect on the businesses, prospects, financial condition or results of operations of WorldCom and MCI on a combined basis. See "Information Regarding WorldCom -- Recent Developments -- The MCI/WorldCom Merger -- Certain Regulatory Filings and Approvals."

  The Effect of Stock Price Fluctuations on the Consideration to be Received by the Holders of CompuServe Common Stock in the CompuServe Merger

     The relative stock prices of the CompuServe Common Stock and the WorldCom Common Stock on the date of the Special Meeting and at the Effective Time may vary significantly from the prices as of the date of execution of the CompuServe Merger Agreement or the date hereof. These variances may be due to changes in the businesses, operations, results and prospects of CompuServe or WorldCom, as well as MCI, BFP and ANS, market assessments of the likelihood that the CompuServe Merger, the MCI/WorldCom Merger, the BFP Merger and the AOL Transaction will be consummated and the timing thereof, the effect of any conditions or restrictions imposed on or proposed with respect to any of the combined companies by regulatory agencies in connection with or following consummation of the CompuServe Merger, the MCI/WorldCom Merger, the BFP Merger or the AOL Transaction, general market and economic conditions, and other factors. For example, between September 5, 1997 and December 23, 1997, the closing sales price of WorldCom Common Stock has ranged from a high of $39.88 to a low of $28.50; the closing sales price of the CompuServe Common Stock during the same period has ranged from a high of $14.56 to a low of $11.50. In addition, the stock market generally has experienced significant price and volume fluctuations. These market fluctuations could have a material adverse effect on the market price or liquidity of WorldCom Common Stock. The CompuServe Exchange Ratio becomes fixed if the Average Trading Price is less than $24.00 or greater than $29.54. If the Average Trading Price is less than $24.00 or greater than $29.54, holders of CompuServe Common Stock will receive for each share of WorldCom Common Stock held by them a number of shares of WorldCom Common Stock that is likely to have an initial value that is less than or greater than $12.00, as the case may be. The actual number of shares of WorldCom Common Stock to be issued to the holders of CompuServe Common Stock pursuant to the CompuServe Merger Agreement will not be determined until three trading days prior to the Closing Date. Holders of CompuServe Common Stock may call toll free to 1-800-780-6378 from January 5, 1998 until the date that the CompuServe Merger is consummated to hear a tape recorded message stating what the estimated Average Trading Price and the CompuServe Exchange Ratio would be if the CompuServe Merger were to be consummated on that day. Holders of CompuServe Common Stock may call the same toll free number from the date the CompuServe Merger is consummated until ten business days thereafter to hear a tape recorded message stating the actual Average Trading Price and CompuServe Exchange Ratio.

  Interests of Certain Persons in the CompuServe Merger

     In considering the recommendation of the CompuServe Merger by the CompuServe Board of Directors, the stockholders of CompuServe should be aware that certain non-director members of CompuServe management have certain interests in the CompuServe Merger that are in addition to those of the CompuServe stockholders generally. Such interests, together with other relevant factors, were considered by the CompuServe Board when it considered and approved the CompuServe Merger Agreement and determined to recommend its approval and adoption by holders of CompuServe Common Stock. See "Plan of Merger -- Interests of Certain Persons in the CompuServe Merger."

RISKS RELATING TO THE BUSINESSES AND OPERATIONS OF THE COMBINED COMPANIES

  Debt Service, Interest Rate Fluctuations, Other Restrictive Covenants and Capital Spending

     In connection with the MCI/WorldCom Merger, WorldCom has agreed to pay BT $51.00 in cash without interest for each share of MCI Class A Common Stock it owns, or $6.94 billion in the aggregate. Additionally, WorldCom has paid BT fees of $465 million. See "Information Regarding WorldCom -- Recent
Developments -- The MCI/WorldCom Merger." WorldCom expects to fund this commitment through a combination of bank and bond financing and believes that the indebtedness incurred in connection with WorldCom's proposed acquisitions may have an effect on WorldCom's credit rating. Increases in interest rates on the Company's debt would have an adverse effect upon WorldCom's reported net income and cash flow. WorldCom believes that the combined operations of WorldCom, MCI, CompuServe, ANS and BFP would generate sufficient cash flow to service WorldCom's debt and capital requirements upon consummation of the MCI/WorldCom Merger, the CompuServe Merger, the AOL Transaction and the BFP Merger; however, economic downturns, increased interest rates and other adverse developments, including factors beyond WorldCom's control, could impair its ability to service its indebtedness. In addition, the cash flow required to service WorldCom's debt may reduce its ability to fund internal growth, additional acquisitions and capital improvements.

     The development of the businesses of the combined companies (including MCI, CompuServe, ANS and BFP) and the installation and expansion of their domestic and international networks would continue to require significant capital expenditures. Failure to have access to sufficient funds on acceptable terms or the failure to achieve capital expenditure synergies may require the combined companies to delay or abandon some of their plans, which could have a material adverse effect on the success of the proposed mergers and the combined companies.

  Acquisition Integration

     A major portion of WorldCom's growth has resulted from acquisitions, which involve certain operational and financial risks. Operational risks include the possibility that an acquisition does not ultimately provide the benefits originally anticipated by WorldCom's management, while WorldCom would continue to incur operating expenses to provide the services formerly provided by the acquired company. Financial risks involve the incurrence of indebtedness as a result of the acquisition and the consequent need to service that indebtedness. In addition, the issuance of stock in connection with acquisitions dilutes the voting power and may dilute certain other interests of existing shareholders. In carrying out its acquisition strategy, WorldCom attempts to minimize the risk of unexpected liabilities and contingencies associated with acquired businesses through planning, investigation and negotiation, but there can be no assurance that it will be successful in doing so. Nor can there be any assurance that WorldCom will be successful in identifying attractive acquisition candidates or completing additional acquisitions on favorable terms.

  Risks of International Business

     WorldCom and MCI derive substantial revenues from providing international communications services to United States commercial and carrier customers. Such operations are subject to certain risks such as changes in United States or foreign government regulatory policies, disruption, suspension or termination of operating agreements, carrier alliances and currency fluctuations. In particular, WorldCom's and MCI's revenues and costs of sales are sensitive to changes in international settlement rates and international traffic routing patterns. The rates that WorldCom and MCI can charge their customers for international services may decrease in the future due to the entry of new carriers with substantial resources, aggressiveness on the part of new or existing carriers, the widespread resale of international private lines to provide switched voice services, the provision of international services via non-traditional means including the Internet, the consummation of mergers, joint ventures and alliances among large international carriers that facilitate targeted pricing and cost reductions, and the rapid growth of international circuit capacity due to the deployment of new undersea fiber optic cables and new high capacity satellite systems in the Atlantic, Pacific and Indian Ocean regions.

  Risks of Overseas Business Operations

     WorldCom and MCI derive substantial revenues from providing services to customers in overseas locations, particularly the United Kingdom, Germany and Mexico. Such operations are subject to certain risks such as changes in the legal and regulatory policies of the foreign jurisdiction, local political and economic developments, currency fluctuations, exchange controls, royalty and tax increases, retroactive tax claims, expropriation, and import and export regulations and other laws and policies of the United States affecting foreign trade, investment and taxation. In addition, in the event of any dispute arising from foreign operations, WorldCom and MCI may be subject to the exclusive jurisdiction of foreign courts and may not be successful in subjecting foreign persons or entities to the jurisdiction of the courts in the United States. WorldCom and MCI may also be hindered or prevented from enforcing their rights with respect to foreign governments because of the doctrine of sovereign immunity. There can be no assurance that the laws, regulations or administrative practices of foreign countries relating to WorldCom or MCI's ability to do business in that country will not change. Any such change could have a material adverse effect on the business and financial condition of the combined companies.

  Rapid Technological Change; Dependence upon Product Development

     The telecommunications industry is subject to rapid and significant changes in technology. While WorldCom does not believe that, for the foreseeable future, these changes will either materially or adversely affect the continued use of fiber optic cable or materially hinder its ability to acquire necessary technologies, the effect of technological changes, including changes relating to emerging wireline and wireless transmission and switching technologies, on the businesses of the combined companies cannot be predicted.

     The market for the data communications products and services of MCI, UUNET, CompuServe and ANS, including Internet access and related products, is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new product and service introductions. There can be no assurance that the combined companies will successfully identify new product and service opportunities and develop and bring new products and services to market in a timely manner. The combined companies also will be at risk from fundamental changes in the way data communications, including Internet access, services are marketed and delivered. The combined companies' Internet service strategy assumes that the Transmission Control Protocol/Internet Protocol, utilizing fiber optic or copper-based telecommunications infrastructures, will continue to be the primary protocol and transport infrastructure for Internet-related services. Emerging transport alternatives include wireless cable modems and satellite delivery of Internet information; alternative open protocol and proprietary protocol standards have been or are being developed. WorldCom's pursuit of necessary technological advances may require substantial time and expense, and there can be no assurance that WorldCom will succeed in adapting its data communications services business to alternate access devices, conduits and protocols.

  Regulation Risks

     WorldCom's and MCI's operating subsidiaries are subject to varying degrees of federal, state, local and international regulation. In the United States, WorldCom's and MCI's subsidiaries are most heavily regulated by the states, especially for the provision of local exchange services. Each such subsidiary must be separately certified in each state to offer local exchange and intrastate long distance services. No state, however, subjects WorldCom or MCI to price cap or rate of return regulation, nor is WorldCom or MCI currently required to obtain FCC authorization for installation or operation of its network facilities used for domestic services, other than licenses for specific terrestrial microwave and satellite earth station facilities which utilize radio frequency spectrum. FCC approval is required, however, for the installation and operation of international facilities and services. WorldCom and MCI are also subject to varying degrees of regulation in the foreign jurisdictions in which they conduct business including authorization for the installation and operation of network facilities. Although the trend in federal, state, local and international regulation appears to favor increased competition, no assurance can be given that changes in current or future regulations adopted by the FCC, state or foreign regulators or legislative initiatives in the United States and abroad would not have a material adverse effect on WorldCom.

     On February 8, 1996, President Clinton signed the Telecommunications Act of 1996 (the "Telecom Act"), which permits the Bell Operating Companies (the "BOCs") to provide domestic and international long distance services to customers located outside of the BOC's home regions; permits a petitioning BOC to provide domestic and international long distance service to customers within its operating area on a state by state basis upon a finding by the FCC that a petitioning BOC has satisfied certain criteria for opening up its local exchange network to competition and that its provision of long distance services would further the public interest; and removes existing barriers to entry into local service markets. Additionally, there were significant changes in: the manner in which carrier-to-carrier arrangements are regulated at the federal and state level; procedures to revise universal service standards; and penalties for unauthorized switching of customers. The FCC has instituted and, in most instances completed, proceedings addressing the implementation of this legislation.

     In implementing the Telecom Act, the FCC established nationwide rules designed to encourage new entrants to participate in the local services markets through interconnection with the ILECs, resale of ILECs' retail services, and use of individual and combinations of unbundled network elements. These rules set the groundwork for the statutory criteria governing BOC entry into the long distance market. Appeals of the FCC order adopting those rules were consolidated before the United States Court of Appeals for the Eighth Circuit (the "Eighth Circuit"). The Eighth Circuit found constitutional challenges to certain practices implementing cost provisions of the Telecom Act that were ordered by certain state PUCs to be premature, but vacated significant portions of the FCC's nationwide pricing rules, and vacated an FCC rule requiring that unbundled network elements be provided on a combined basis. The Solicitor General, on behalf of the FCC, and certain other parties, including WorldCom and MCI, sought certiorari in the United States Supreme Court. Certain BOC's have also raised constitutional challenges to restrictions in the Telecom Act preventing BOCs from entering the long distance market in their home regions. WorldCom cannot predict either the outcome of these or future challenges to the Telecom Act, any related appeals of regulatory or court decisions, or the eventual effect on its business or the industry in general.

     The FCC has denied applications filed by Ameritech Corporation ("Ameritech") and SBC Corporation ("SBC") seeking authority to provide inter local access transport area ("interLATA") long distance service in Michigan and Oklahoma, respectively. SBC has appealed the FCC's denial of its application to the Eighth Circuit. In its denial of an Ameritech application, the FCC provided detailed guidance to applicants regarding the obligations of the applicants, the format of future applications, the content of future applications, and the review standards that it will apply in evaluating any future applications. The National Association of Regulatory Utility Commissioners and several state regulatory commissions have appealed jurisdictional aspects of that Ameritech application denial to the Eighth Circuit. WorldCom cannot predict either the outcome of these appeals, or the BOCs' willingness to abide by these FCC guidelines, or the timing or outcome of future applications submitted to the FCC. Additionally, the FCC is presently considering BellSouth Corporation ("BellSouth") applications for authority to provide interLATA service in South Carolina and Louisiana. Other BOCs have either filed or announced their intention to file applications at the FCC for authority to provide interLATA services. WorldCom cannot predict the outcome of these proceedings.

     On May 7, 1997, the FCC announced that it will issue a series of orders that will reform Universal Service Subsidy allocations and adopted various reforms to the existing rate structure for interstate access services provided by the ILECs that are designed to reduce access charges, over time, to more economically efficient levels and rate structures. It also affirmed that information service providers (including, among others, ISPs) should not be subject to existing access charges ("ISP Exemption"). Petitions for reconsideration of, among other things, the access service and ISP Exemption related actions were filed before the FCC and appeals taken to various United States Courts of Appeals. On reconsideration, the FCC in significant part affirmed the access charge and ISP Exemption actions, and the court appeals have been consolidated before the Eighth Circuit. Also, several state agencies have started proceedings to address the reallocation of implicit subsidies contained in access rates and retail service rates to state universal service funds. Access charges are a principal component of the combined companies' line cost expense. Additionally, modification of the ISP Exemption could have an adverse effect on the combined companies' Internet-related services business. WorldCom cannot predict either the outcome of these appeals or whether or not the result(s) will have a material impact upon its consolidated financial position or results of operations.

     The FCC issued on December 24, 1996 a Notice of Inquiry to seek comment on whether it should consider various actions relating to interstate information services and the Internet. The FCC recognized that these services and recent technological advances may be constrained by current regulatory practices that have their foundations in traditional circuit switched telecommunications services and technologies. Based upon this and other proceedings, the FCC may permit telecommunications companies, BOCs or others to increase the scope or reduce the cost of their Internet access services. WorldCom cannot predict the effect that the Notice of Inquiry, the Telecom Act or any future legislation, regulation or regulatory changes may have on its consolidated financial position or results of operations.

     In December 1996, the FCC adopted a new policy that makes it easier for United States international carriers to obtain authority to route international public switched voice traffic to and from the United States outside of the traditional settlement rate and proportionate return regimes. In February 1997, the United States entered into a World Trade Organization Agreement (the "WTO Agreement") that should have the effect of liberalizing the provision of switched voice telephone and other telecommunications services in scores of foreign countries over the next several years. In June 1997, in order to comply with United States commitments to the WTO Agreement, the FCC proposed to implement new rules that would liberalize existing policies regarding (i) the services that may be provided by foreign affiliated United States international common carriers, including carriers owned in part or controlled by foreign carriers that have market power in their home markets, and (ii) the provision of international switched voice services outside of the traditional settlement rate and proportionate return regimes. The FCC voted on November 25, 1997 to adopt these new rules.

     In August 1997, the FCC adopted mandatory settlement rate benchmarks. These benchmarks will reduce the rates that U.S. carriers pay foreign carriers, and that foreign carriers pay United States carriers, to terminate traffic in their home countries. The FCC will also prohibit a United States carrier affiliated with a foreign carrier from providing facilities-based service to the foreign carrier's home market until and unless the foreign carrier has implemented a settlement rate within the benchmark. The FCC also adopted new rules that will liberalize the provision of switched services over private lines, by allowing such services on routes where 50% or more of United States billed traffic is being terminated in the foreign country at or below the applicable settlement rate benchmark.

     Although the FCC's new policies and implementation of the WTO Agreement may result in lower costs to the combined companies, including MCI, to terminate international traffic, there is a risk that the revenues that the combined companies, including MCI, receive from inbound international traffic may decrease to an even greater degree. The implementation of the WTO Agreement may also make it easier for foreign carriers with market power in their home markets to offer United States and foreign customers end-to-end services to the disadvantage of the combined companies, which may continue to face substantial obstacles in obtaining from foreign governments and foreign carriers the authority and facilities to provide such end-to-end services. Further, many foreign carriers have challenged, in court and at the FCC, the FCC's order adopting mandatory settlement rate benchmarks. If the FCC's settlement rate benchmark order were to be overturned, it would accelerate the full-fledged entry of foreign carriers into the United States and make it far easier for foreign carriers to route international traffic into the United States at low, cost-based termination rates, while United States carriers would continue to have little choice but to route international traffic into most foreign countries at much higher, above cost, settlement rates.

  Competition

     Virtually every aspect of the telecommunications industry is extremely competitive, and WorldCom expects that competition will intensify in the future. The combined companies (including MCI, CompuServe, ANS and BFP) face significant competition from carriers and other companies with greater market share and financial resources. The combined companies compete domestically with incumbent providers, which have historically dominated local telecommunications, and with long distance carriers, for the provision of long distance services. Sometimes the incumbent provider offers both local and long distance services. The ILECs presently have numerous advantages as a result of their historic monopoly control over local exchanges. A continuing trend toward business combinations and alliances in the telecommunications industry may create significant new competitors to the combined companies. Many of the combined companies' existing and potential competitors have financial, personnel and other resources significantly greater than those of the combined companies. The subsidiaries of the combined companies also face competition from one or more competitors in most markets in which it operates, including CLECs operating fiber optic networks, in some cases in conjunction with the local cable television operator. AT&T Corp. ("AT&T") and Sprint Corporation ("Sprint") have indicated their intention to offer local telecommunications services in major United States markets using its own facilities or by resale of the local exchange carriers' or other providers' services. In addition, subsidiaries of the combined companies compete with equipment vendors and installers and telecommunications management companies with respect to certain portions of their businesses.

     Overseas, subsidiaries of the combined companies compete with incumbent providers, many of which still have special regulatory status and the exclusive rights to provide certain services, and virtually all of which have historically dominated their local, domestic long distance and international services business. These incumbent providers have numerous advantages, including existing facilities, customer loyalty and substantial financial resources. The combined companies also compete with other service providers, many of which are affiliated with incumbent providers in other countries. Typically, the combined companies must devote extensive resources to obtaining regulatory approvals necessary to operate overseas, and then to obtaining access to interconnection with the incumbent's network on a non-discriminatory basis.

     The combined companies may also be subject to additional competition due to the development of new technologies and increased availability of domestic and international transmission capacity. For example, even though fiber optic networks, such as that of WorldCom, are now widely used for long distance transmission, it is possible that the desirability of such networks could be adversely affected by changing technology. The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new product and service offerings and increasing satellite and fiber optic transmission capacity for services similar to those provided by subsidiaries of the combined companies. WorldCom cannot predict which of many possible future product and service offerings will be important to maintain its competitive position or what expenditures will be required to develop and provide such products and services.

     Under the Telecom Act and ensuing federal and state regulatory initiatives, barriers to local exchange competition are being removed. The introduction of such competition, however, also establishes, in part, the predicate for the BOCs to provide in-region interexchange long distance services. The BOCs are currently allowed to offer certain "incidental" long distance service in-region and to offer out-of-region long distance services. Once the BOCs are allowed to offer in-region long distance services, they could be in a position to offer single source local and long distance service similar to that being offered by the combined companies. WorldCom expects that the increased competition made possible by regulatory reform will result in certain pricing and margin pressures in the domestic telecommunications services business.

     The combined companies will also compete in offering data communications services, including Internet access and related services. This is also an extremely competitive business. WorldCom expects that competition will continue to intensify in the future. WorldCom believes that the ability of the combined companies to compete successfully in this arena depends on a number of factors, including: industry presence; the ability to execute a rapid expansion strategy; the capacity, reliability and security of its network infrastructure; ease of access to and navigation on the Internet; the pricing policies of its competitors and suppliers; the timing of the introduction of new products and services by the combined companies and their competitors; the combined companies' ability to support industry standards; and industry and general economic trends. The success of the combined companies will depend heavily upon the combined companies' ability to provide high quality data communication services, including Internet connectivity and value-added Internet services, at competitive prices.

     Major telecommunications companies have expanded their current services to compete fully in offering data communication services, including Internet services, and WorldCom expects additional telecommunications companies to continue to compete in this arena. WorldCom believes that new competitors, including large computer hardware, software, media and other technology and telecommunications companies, will also offer data communications services, resulting in even greater competition for the combined companies. Certain companies, including AT&T, GTE Corporation ("GTE"), Intermedia Communications, Inc., Teleport Communications Group and PSINet, Inc., have obtained or expanded their Internet access products and services as a result of acquisitions and strategic investments. Such acquisitions may permit the combined companies' competitors to devote greater resources to the development and marketing of new competitive products and services and the marketing of existing competitive products and services. WorldCom expects these acquisitions and strategic investments to increase, thus creating significant new competitors to the combined companies.

     As the combined companies continue to expand data communications operations outside of the United States, the combined companies will be forced to compete with and buy services from incumbent providers, many of which are government-owned and/or still have special regulatory status and the exclusive rights to provide certain essential services. The combined companies will also encounter competition from companies whose operating styles are substantially different from those that they usually encounter. For example, in Europe, WorldCom's subsidiaries compete directly with: (1) telecommunications companies, such as BT, Deutsche Telecom and others; (2) other Internet access providers, such as Demon Internet Limited and EUnet GB Limited; and (3) on-line services providers, such as AT&T. Foreign competitors may also possess a better understanding of their local markets and may have better working relationships with, or control of, local telecommunications companies. There can be no assurance that the combined companies can obtain similar levels of local knowledge, and failure to obtain that knowledge could place the combined companies at a serious competitive disadvantage.

  Anti-Takeover Provisions

     The WorldCom Articles contain provisions (a) requiring a 70% vote for approval of certain business combinations with certain 10% shareholders unless approved by a majority of the continuing members of the

WorldCom Board of Directors or unless certain minimum price, procedural and other requirements are met; (b) restricting aggregate beneficial ownership of the capital stock of WorldCom by foreign shareholders to 20% of the total outstanding capital stock, and subjecting excess shares to redemption; and (c) authorizing WorldCom's Board of Directors to issue preferred stock in one or more classes without any action on the part of shareholders. In addition, WorldCom has entered into the Rights Agreement between WorldCom and The Bank of New York, as Rights Agent, dated as of August 25, 1996, as amended (the "WorldCom Rights Agreement"), which will cause substantial dilution to a person or group that attempts to acquire WorldCom on terms not approved by WorldCom's Board of Directors. Further, WorldCom's Bylaws (a) contain requirements regarding advance notice of nomination of directors by shareholders and (b) restrict the calling of special meetings by shareholders to those owning shares representing not less than 40% of the votes to be cast. These provisions, including the WorldCom Rights Agreement, may have an "anti-takeover" effect. See "Description of WorldCom Capital Stock" and "Comparative Rights of Shareholders."

                                 PLAN OF MERGER

     The following is a summary of the material terms and conditions of the CompuServe Merger Agreement, a copy of which is attached as Appendix I to this Proxy Statement/Prospectus and incorporated herein by reference. The information regarding the CompuServe Merger Agreement in this Proxy Statement/ Prospectus does not purport to be complete and is qualified in its entirety by reference to the full text of the CompuServe Merger Agreement.

GENERAL DESCRIPTION OF THE COMPUSERVE MERGER

     Pursuant to the CompuServe Merger Agreement, at the Effective Time, WorldCom will acquire CompuServe through the merger of Acquisition Subsidiary with and into CompuServe. If the CompuServe Merger Agreement is approved and adopted by the stockholders of CompuServe, and if the other conditions to the CompuServe Merger are satisfied or waived, the CompuServe Merger will become effective upon the filing by the Surviving Corporation with the Secretary of State of the State of Delaware of a duly executed Certificate of Merger or at such later time as may be specified in the Certificate of Merger. It is anticipated that the CompuServe Merger will be consummated on January 30, 1998, after the Special Meeting, provided that the conditions to the CompuServe Merger are then fulfilled or waived.

     The consummation of the CompuServe Merger will result in, among other things, CompuServe becoming a wholly owned subsidiary of WorldCom. As a result of the CompuServe Merger, each share of CompuServe Common Stock will be converted into the right to receive a fraction of a share of WorldCom Common Stock equal to the CompuServe Exchange Ratio. The "CompuServe Exchange Ratio" will be determined as follows: (i) if the Average Trading Price (as defined in the next sentence) of a share of WorldCom Common Stock is greater than or equal to $29.54, the CompuServe Exchange Ratio will equal 0.40625; (ii) if the Average Trading Price of a share of WorldCom Common Stock is greater than or equal to $24.00 but less than $29.54, the CompuServe Exchange Ratio will equal a fraction (rounded to the nearest hundred-thousandth) determined by dividing $12.00 by the Average Trading Price of a share of WorldCom Common Stock; and (iii) if the Average Trading Price of a share of WorldCom Common Stock is less than $24.00, the CompuServe Exchange Ratio will equal 0.5, provided that CompuServe has the right to terminate the CompuServe Merger Agreement if the Average Trading Price of a share of WorldCom Common Stock is less than $24.00. The "Average Trading Price" of a share of WorldCom Common Stock will be the average of the daily closing prices of a share of WorldCom Common Stock, as quoted by The Nasdaq National Market and reported in The Wall Street Journal, Eastern Edition, or if not reported thereby, The New York Times, for the twenty consecutive full Nasdaq National Market trading days ending on the date immediately prior to the third full Nasdaq National Market trading day immediately preceding the date on which the CompuServe Merger is consummated.

     It is anticipated that the CompuServe Merger will be consummated on January 30, 1998, after the Special Meeting, provided that the conditions to the CompuServe Merger are then fulfilled or waived. If the Average Trading Price of WorldCom Common Stock calculated as of the proposed date of consummation of the CompuServe Merger, were to be less than $24.00, the Board of Directors of CompuServe would determine at such time whether or not to exercise its right to terminate the CompuServe Merger Agreement. The Board's determination would be made in accordance with its fiduciary duties under Delaware law to all of the stockholders of CompuServe, including H&R Block and Block Group as the holders of approximately 80.1% of the outstanding CompuServe Common Stock, and the Board's business judgment, based on the facts and circumstances existing at such time, regarding the best interests of CompuServe and its stockholders.

     Holders of CompuServe Common Stock may call toll free to 1-800-780-6378 from January 5, 1998 until the date that the CompuServe Merger is consummated to hear a tape recorded message stating what the Average Trading Price and the CompuServe Exchange Ratio would be if the CompuServe Merger were to be consummated on that day. Holders of CompuServe Common Stock may call the same toll free number from the date the CompuServe Merger is consummated until ten business days thereafter to hear a tape recorded message stating the actual Average Trading Price and CompuServe Exchange Ratio.

     The CompuServe Merger Consideration will be paid in shares of WorldCom Common Stock, except that (i) WorldCom will pay cash in lieu of fractional shares (see "-- Fractional Shares"), and (ii) in order for the CompuServe Merger to qualify for certain desired tax treatment, WorldCom will pay Block Group, which, as of the date of this Proxy Statement/Prospectus, owns approximately 80.1% of the shares of outstanding CompuServe Common Stock, the $1 million Cash Payment in lieu of issuing shares of WorldCom Common Stock valued at $1.1 million, based on the Average Trading Price.

     Prior to the Effective Time, the CompuServe Board of Directors (or a committee of that Board) will cause all outstanding and unexercised CompuServe Stock Options to be cancelled in exchange for cash payments. See "-- Treatment of Stock Options" and "-- Interests of Certain Persons in the CompuServe Merger."

     The following table illustrates the number of shares of WorldCom Common Stock (assuming 94,261,911 shares of CompuServe Common Stock outstanding, including shares issuable upon exercise of CompuServe Stock Options) and the corresponding per share value of the CompuServe Merger Consideration issuable in the CompuServe Merger, at various assumed Average Trading Prices:

                                                             AGGREGATE
                                                              WORLDCOM      VALUE PER SHARE OF
             AVERAGE TRADING                COMPUSERVE      COMMON STOCK        COMPUSERVE
                  PRICE                   EXCHANGE RATIO      ISSUABLE         COMMON STOCK
             ---------------              --------------    ------------    ------------------
   $34.00................................    0.40625          38,293,901          $13.81
   $33.00................................    0.40625          38,293,901          $13.41
   $32.00................................    0.40625          38,293,901          $13.00
   $31.00................................    0.40625          38,293,901          $12.59
   $30.00................................    0.40625          38,293,901          $12.19
   $29.54................................    0.40625          38,293,901          $12.00
----------------------------------------------------------------------------------------------
   $29.00................................    0.41379          39,004,636          $12.00
   $28.00................................    0.42857          40,397,827          $12.00
   $27.00................................    0.44444          41,893,764          $12.00
   $26.00................................    0.46153          43,504,700          $12.00
   $25.00................................    0.48000          45,245,717          $12.00
----------------------------------------------------------------------------------------------
   $24.00................................    0.50000          47,130,956          $12.00
   $23.00................................    0.50000          47,130,956          $11.50
   $22.00................................    0.50000          47,130,956          $11.00
   $21.00................................    0.50000          47,130,956          $10.50
   $20.00................................    0.50000          47,130,956          $10.00

     Based on the number of outstanding shares of CompuServe Common Stock (as of December 15, 1997), BFP Common Stock (as of December 22, 1997) and MCI Common Stock (as of October 31, 1997) (without adjustment for stock options, warrants, rights or convertible securities) and assuming completion by WorldCom of the BFP Merger, the CompuServe Merger and the MCI/WorldCom Merger (see "Information Regarding WorldCom -- Recent Developments"), the number of outstanding shares of WorldCom Common

Stock would increase from 909,044,560 shares outstanding on December 15, 1997 to between 1,715,059,496 shares and 2,022,680,634 shares, respectively, and the number of shares of WorldCom Common Stock issuable upon exercise of WorldCom options, rights and warrants would increase from 80,849,248 shares to between 185,934,659 shares and 228,006,125 shares, respectively. A total of 94,992 shares of WorldCom Series A Preferred Stock and 12,427,866 shares of WorldCom Series B Preferred Stock were also outstanding as of December 15, 1997, which were convertible into 32,703,276 and 1,210,364 shares, respectively, of WorldCom Common Stock. Based on the number of shares of outstanding CompuServe Common Stock (as of December 15, 1997), BFP Common Stock (as of December 22, 1997), MCI Common Stock (as of October 31, 1997) and WorldCom Common Stock (as of December 15, 1997) (without adjustment for stock options, rights or warrants) and assuming a CompuServe Exchange Ratio of 0.5, a BFP Exchange Ratio of 1.85 and an MCI Exchange Ratio of 1.7586, CompuServe stockholders would hold approximately
(a) 4.8% (b) 4.4% and (c) 2.3% of the outstanding WorldCom Common Stock after completion of (a) the CompuServe Merger, (b) the CompuServe Merger and the BFP Merger, and (c) the CompuServe Merger, the BFP Merger and the MCI/WorldCom Merger, respectively, assuming no exercise of WorldCom options, rights or warrants, but assuming the conversion of WorldCom convertible securities. Actual exchange ratios may vary as described herein.

     Following the Effective Time, each stockholder of CompuServe will be required to surrender the certificates which theretofore represented shares of CompuServe Common Stock to The Bank of New York, or such other entity as may be serving as WorldCom's transfer agent (the "Exchange Agent"), together with a duly completed and executed transmittal letter provided by the Exchange Agent. See "-- Surrender of Stock Certificates and Receipt of CompuServe Merger Consideration." The shares of WorldCom Common Stock to be issued pursuant to the CompuServe Merger will be freely transferable except by certain stockholders of CompuServe who are deemed to be affiliates of CompuServe. The transferability of shares of WorldCom Common Stock issued to such affiliates will be restricted in accordance with rules and regulations promulgated by the Commission. See
"-- Status Under Federal Securities Laws." Until so surrendered and exchanged, each outstanding certificate representing CompuServe Common Stock after the Effective Time will be deemed for all purposes to evidence the right to receive that number of whole shares of WorldCom Common Stock (and cash, in the case of Block Group) into which the shares of CompuServe Common Stock have been converted pursuant to the CompuServe Merger Agreement, plus cash in lieu of any fractional shares of WorldCom Common Stock.

     On the Closing Date, WorldCom will instruct the Exchange Agent to mail to each holder of record of CompuServe Common Stock within five business days of receiving from CompuServe a list of such holders of record a letter of transmittal and instructions as to the procedure for the surrender of the stock certificates representing the CompuServe Common Stock. Each holder of CompuServe Common Stock, upon surrender of a stock certificate or certificates representing such stock, together with the transmittal letter provided by the Exchange Agent duly completed and executed by such holder, will be entitled to receive a stock certificate or certificates representing the number of the whole shares of WorldCom Common Stock (together with cash in lieu of fractional shares of WorldCom Common Stock and in payment to Block Group of the Cash Payment) to which such holder is entitled. Holders of any unsurrendered certificates representing CompuServe Common Stock will not be entitled to vote WorldCom Common Stock or exercise other rights of the holders of WorldCom Common Stock until such certificates are exchanged pursuant to the CompuServe Merger Agreement. The CompuServe Merger Agreement provides that neither CompuServe nor WorldCom nor the Exchange Agent will be liable to any holder of CompuServe Common Stock for any shares of WorldCom Common Stock (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar law, rule, regulation, statute, order, judgment or decree.

     COMPUSERVE STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A TRANSMITTAL LETTER FROM THE EXCHANGE AGENT.

BACKGROUND OF THE COMPUSERVE MERGER

     Until April 19, 1996, CompuServe was a wholly-owned subsidiary of H&R Block. On February 20, 1996, the Board of Directors of H&R Block announced its intention to divest itself of CompuServe through an initial public offering of less than 20% of the CompuServe Common Stock and a subsequent distribution by H&R Block to its shareholders of the remaining CompuServe shares held by H&R Block. The decision by H&R Block's Board of Directors to divest CompuServe was based on its belief that H&R Block's core tax services businesses and CompuServe's technology services, particularly online services, businesses, presented fundamentally different valuation, risk and volatility profiles and that the financial market would continue to have difficulty valuing H&R Block's common stock so long as H&R Block continued to own CompuServe.

     On April 19, 1996, CompuServe effected an initial public offering of 18,400,000 newly issued shares of its common stock at $30.00 per share (the "IPO"), which reduced H&R Block's ownership in CompuServe to slightly more than 80%. The net proceeds of the IPO received by CompuServe were $518,819,000.

     Following the IPO, CompuServe began to experience deteriorating operating results due to increased competition in the online services business from, among others, Microsoft, AT&T, AOL, Prodigy and various Internet access providers and search engines, increased marketing and development costs, and a move in the online industry, initiated by AT&T, to pricing based on a flat-rate per month regardless of usage. This deterioration in operating results resulted in a significant decline in the trading price of CompuServe Common Stock. On July 15, 1996, CompuServe Common Stock closed at $15.50 per share.

     On July 16, 1996, H&R Block announced its intent to complete its disposition of CompuServe by means of a pro rata distribution of the remaining 74,200,000 shares of CompuServe stock to shareholders of H&R Block on or about November 1, 1996, subject to certain conditions, including shareholder approval of the distribution at the 1996 annual meeting of shareholders of H&R Block and the receipt of a favorable ruling from the Internal Revenue Service as to the tax-free nature of the transaction.

     On August 28, 1996, H&R Block's Board of Directors announced its decision not to proceed with the proposed pro rata distribution of the remaining CompuServe shares at that time. The decision was based, in part, on CompuServe's first quarter and projected second quarter losses for fiscal year 1997, uncertainties related to the online industry, and the planned September introduction of new interfaces for CompuServe's online services. The August 28 announcement reiterated the Board of Directors' belief that a disposition of CompuServe by H&R Block was in the best interests of H&R Block's shareholders and stated that the Board would continue to consider the matter.

     As a result of this announcement, in September 1996, Stephen M. Case, Chairman of the Board, Chief Executive Officer and President of AOL, contacted H&R Block to discuss AOL's possible interest in an acquisition of CompuServe. However, substantive discussions between H&R Block and AOL did not materialize at that time.

     On September 11, 1996, at the request of the H&R Block Board of Directors, Salomon Brothers Inc ("Salomon Brothers") made a presentation to the H&R Block Board regarding the possible sale of CompuServe, and on September 13, 1996, the H&R Block Board of Directors formally engaged Salomon Brothers to assess such a possible sale. In early November 1996, H&R Block directed Salomon Brothers to begin soliciting third parties that might be interested in acquiring CompuServe, and CompuServe formed a management team to participate in the sale process.

     On November 21, 1996, CompuServe confirmed its previously forecasted second quarter loss for fiscal year 1997, announced an accelerated amortization of previously capitalized subscriber acquisition costs, and disclosed a shift in its marketing strategy to reduce costs and to focus on business and professional subscribers to its online service, as well as the profitable segments of the consumer market. As a part of the shift in strategy, CompuServe announced the withdrawal of the family-oriented WOW! online service from the marketplace effective January 31, 1997. WOW!'s low, flatrate pricing for unlimited use had proved unprofitable, and in the midst of intensified competition, WOW! failed to attract the targeted critical mass of subscribers.

     Between December 1996 and March 1997, Salomon Brothers contacted 21 potential acquirors, 11 of which (including WorldCom and AOL) expressed initial interest in considering a possible transaction and agreed to meet with Salomon Brothers and/or CompuServe management to explore the possible basis for a transaction. WorldCom conducted due diligence at CompuServe on December 20, 1996 and January 29, 1997. Between December 1996 and March 1997, WorldCom evaluated its interest in acquiring CompuServe and concluded that its interest was in only the network services business. WorldCom met with various third parties with a possible interest in the online services business during that time in an attempt to structure a three-party transaction. None materialized at that time. Some of the other parties contacted by Salomon Brothers also conducted due diligence with respect to CompuServe during this time period. These contacts and due diligence meetings did not result in any offers to acquire CompuServe during this time period other than from AOL (as discussed below).

     On February 20, 1997, a representative of AOL contacted Salomon Brothers to express AOL's interest in pursuing a transaction to acquire CompuServe. Representatives of AOL then met with CompuServe management on February 25 and 26, 1997 to conduct a due diligence review of CompuServe. On March 7, 1997, AOL's financial advisor delivered a letter to Salomon Brothers in which it proposed to acquire all of the outstanding shares of CompuServe Common Stock in exchange for AOL common stock. AOL's proposal contemplated an exchange ratio designed to provide $11.00 in AOL common stock in exchange for each share of CompuServe Common Stock, subject to increase or decrease in accordance with certain collar mechanisms. The proposal also contemplated that AOL would acquire CompuServe pursuant to a non-taxable "Morris-Trust" transaction structure.

     On March 19, 1997 representatives of H&R Block and CompuServe met with representatives of AOL for the purpose of conducting a due diligence review of AOL.

     Between March 21 and April 17, 1997, representatives of H&R Block, CompuServe and AOL and their respective advisors met on numerous occasions in person and telephonically to negotiate the terms of a transaction and to prepare definitive documentation. In addition, throughout this period the parties continued their respective due diligence reviews of one another.

     AOL's Board of Directors met on April 17, 1997 to discuss and consider approving the proposed acquisition of CompuServe. During the meeting, the AOL Board of Directors heard and discussed concerns regarding infrastructure issues and the timing of the proposed transaction. The AOL Board had not arrived at a resolution of these issues when, during the meeting, the AOL Board was informed that federal legislation had been introduced that day that, if enacted, would make unavailable the tax treatment that had been contemplated for the transaction. This new legislation was deemed to be significantly adverse and necessitated further discussions regarding a possible new structure even if the other issues with respect to the proposed transaction could be resolved. Preliminary conversations between advisors of AOL and CompuServe then occurred but no new structure was at that time developed and agreed upon. On or about April 21, 1997, AOL informed H&R Block and CompuServe that it would not continue to pursue the possible acquisition of CompuServe by AOL at that time.

     Following termination of discussions among AOL, H&R Block and CompuServe, H&R Block directed Salomon Brothers to recontact those parties that had been contacted in early 1997 and that had previously expressed some interest in a possible acquisition of CompuServe and to contact several new parties as well. Among the companies recontacted was a private equity firm that had been contacted and performed due diligence on CompuServe in early 1997, but which had expressed a preliminary valuation for CompuServe that was not acceptable to H&R Block and CompuServe. The private equity firm informed Salomon Brothers that it remained interested in possibly acquiring CompuServe and that it would attempt to develop a proposed acquisition value higher than its preliminary valuation.

     Salomon Brothers also again contacted WorldCom, with whom Salomon Brothers had a relationship, including having acted as financial advisor to WorldCom in connection with the MFS Merger. WorldCom stated that it remained interested in acquiring only CompuServe's network services businesses and was not interested in acquiring CompuServe's online services businesses.

     During the months of May, June and July 1997, AOL and certain other affiliated parties had conversations with H&R Block and Salomon Brothers regarding their interest in potentially acquiring CompuServe through a joint bid. On July 1, 1997, AOL's financial advisor submitted a written proposal to acquire all of the outstanding shares of CompuServe Common Stock in exchange for AOL common stock and, at AOL's election, cash. AOL's proposal contemplated an exchange ratio which implied a purchase price equal to $10.5845 per share of CompuServe Common Stock, subject to increase or decrease in accordance with certain pricing collar mechanisms. The proposal also contemplated that AOL would acquire CompuServe pursuant to a taxable transaction and that H&R Block and AOL would make an election under Section 338(h)(10) of the Code with respect to the transaction. Salomon Brothers was directed by H&R Block and CompuServe to inform AOL and its potential bidding partners that their proposed valuation was inadequate. H&R Block and CompuServe also directed Salomon Brothers to continue discussions with the private equity firm and certain other third parties with whom Salomon Brothers was then actively discussing possible acquisition proposals.

     As a result of the conversations between Salomon Brothers and AOL and its potential bidding partners, Salomon Brothers concluded that AOL was primarily interested in acquiring CompuServe's online services businesses. Recognizing that it was unlikely that a sale transaction could be consummated with a single party at a reasonable valuation, Salomon Brothers recommended to H&R Block that it attempt to maximize the value of CompuServe by bringing together two potential acquirors, one of whom was interested in acquiring CompuServe's online business and the other interested in acquiring CompuServe's network services business. Following such recommendation, Salomon Brothers suggested to WorldCom that it consider contacting AOL and/or other potential bidding partners directly.

     In May, June and July 1997, representatives of WorldCom had various meetings with representatives of AOL and certain other parties regarding possible structures of a three-party transaction. WorldCom conducted another due diligence review of CompuServe on June 18, 1997. On July 7 and 30, 1997, representatives of WorldCom and AOL met to continue discussions. No conclusions were reached, but WorldCom and AOL agreed to continue considering a three-party transaction.

     In early August, WorldCom contacted Salomon Brothers to indicate its interest in exploring a possible acquisition of CompuServe in a stock-for-stock transaction designed to deliver $12.00 in WorldCom Common Stock for each share of CompuServe Common Stock. WorldCom stated that this proposal would involve a related transaction between WorldCom and AOL in which WorldCom transferred cash and CompuServe's online services businesses to AOL in exchange for certain of AOL's network assets.

     On August 12 and 13, 1997, WorldCom initiated due diligence of ANS at ANS. Also during August 1997, WorldCom and AOL worked on proposed terms of a three-party transaction. On August 14, 1997, WorldCom, CompuServe and AOL entered into a confidentiality agreement. On August 22 and 23, 1997, WorldCom conducted additional due diligence at CompuServe.

     During the middle of August, H&R Block and CompuServe, in consultation with Salomon Brothers, determined that the private equity firm with which H&R Block and CompuServe had had continuing discussions since May, represented the most likely potential acquiror at a value that might be acceptable to H&R Block and CompuServe. H&R Block and CompuServe also determined that the proposal from WorldCom was in the range of acceptable values, but believed that there was a significant probability that the related transaction between WorldCom and AOL would not materialize. Nevertheless, H&R Block and CompuServe decided to seek to obtain fully negotiated acquisition proposals from each of the private equity firm and WorldCom, while WorldCom simultaneously attempted to negotiate a transaction with AOL. During the last two weeks of August and the first week of September, H&R Block and CompuServe and their advisors conducted intensive separate negotiations with representatives of each of the two potential acquirors concerning the terms of and definitive documentation for an acquisition transaction.

     On September 4, 1997, the Board of Directors of H&R Block met in Kansas City, Missouri. Representatives of H&R Block's financial advisor, Salomon Brothers, CompuServe's financial advisor, Goldman Sachs, H&R Block's and CompuServe's outside counsel, and Edward E. Lucente, the only member of CompuServe's Board of Directors that was not also a member of H&R Block's Board of Directors, also attended the H&R Block Board of Directors meeting. Frank L. Salizzoni, H&R Block's President and Chief Executive Officer and CompuServe's Chairman of the Board and Acting Chief Executive Officer, reviewed the history of negotiations between H&R Block and CompuServe and each of the private equity firm and WorldCom. Salomon Brothers and outside counsel then each made presentations concerning various financial, contractual and regulatory aspects of the two proposals.

     Representatives of the two potential acquirors were then asked to make separate presentations concerning their respective proposals and organizations. Following completion of these presentations, the Boards of

Directors of H&R Block and CompuServe met separately with their respective financial advisors and legal counsel. At the CompuServe Board of Directors meeting, Goldman Sachs made a presentation concerning the financial aspects of the proposal from the private equity firm.

     The H&R Block and CompuServe Boards of Directors each determined that the WorldCom proposal represented the superior value for CompuServe's stockholders, including Block Group. In reaching this determination, the Boards of Directors were influenced, in part, by the private equity firm's repeated statements that it was unwilling to increase its proposed consideration of $11.00 in cash per share of CompuServe Common Stock (which proposed consideration was lower than the $12.00 per share of CompuServe Common Stock proposed by WorldCom and lower than the $12.63 closing price of CompuServe Common Stock on September 3, 1997). In addition, the private equity firm proposed to acquire only approximately 81% of the outstanding shares of CompuServe Common Stock in order that the transaction could be accounted for as a recapitalization rather than a purchase. This structure required H&R Block and/or public stockholders to retain approximately 19% of the CompuServe Common Stock. Salomon Brothers and Goldman Sachs expressed the view that these retained shares would likely have an initial market value significantly below the per share consideration proposed for the 81% of the CompuServe shares to be purchased.

     The Boards of Directors of H&R Block and CompuServe instructed Salomon Brothers and outside counsel to attempt to negotiate a definitive agreement regarding the transaction proposed by WorldCom. In particular, the Boards of Directors directed their advisors to focus on attempting to improve the WorldCom proposal in two respects. First, WorldCom had proposed that the exchange ratio be fixed, based on the market price of WorldCom Common Stock on the date definitive agreements were executed, to deliver $12.00 in WorldCom Common Stock for each share of CompuServe Common Stock. The Boards of Directors of H&R Block and CompuServe desired an increase in the value of the WorldCom Common Stock to be exchanged for each share of CompuServe Common Stock and also a collar mechanism which would prevent the value to be received by CompuServe stockholders from dropping significantly in the event that the market price of WorldCom Common Stock declined between the execution of the definitive CompuServe Merger Agreement and the closing of the CompuServe Merger.

     Second, the Boards of H&R Block and CompuServe instructed their advisors to eliminate or minimize the scope of certain closing conditions contained in WorldCom's proposal in order to provide greater certainty that the acquisition of CompuServe by WorldCom would be consummated.

     Following the conclusion of the meetings of the Boards of Directors of H&R Block and CompuServe, representatives of Salomon Brothers met with representatives of WorldCom, who agreed to an exchange ratio of .40625 of a share of WorldCom Common Stock for each share of CompuServe Common Stock. Based on the closing price of $31.50 of WorldCom Common Stock on September 5, 1997, this represented a value of $12.80 per share of CompuServe Common Stock. WorldCom also agreed that (i) the exchange ratio would be adjusted if the Average Trading Price of WorldCom's Common Stock fell below $29.54 but equal to or above $24.00 so that in such event CompuServe stockholders would receive $12.00 in value for each share of CompuServe Common Stock and (ii) the exchange ratio would be fixed at 0.5 if the Average Trading Price of WorldCom's Common Stock fell below $24.00 per share, provided that in such circumstances CompuServe would not be obligated to consummate the CompuServe Merger. WorldCom also agreed to certain changes to its proposal related to the closing conditions that had concerned the H&R Block and CompuServe Boards of Directors.

     Representatives of H&R Block and CompuServe and their financial and legal advisors met in person and telephonically with representatives of WorldCom and its advisors throughout September 5-7 to finalize definitive documentation. Representatives of WorldCom and their advisors also met in person and telephonically with representatives of AOL and its advisors to finalize documentation with respect to the AOL Transaction.

     On the morning of September 7, 1997, the Boards of Directors of H&R Block and CompuServe held a joint telephonic board meeting. Representatives of Salomon Brothers, Goldman Sachs and H&R Block's and CompuServe's outside legal counsel reported on further developments in negotiations with WorldCom, including the increase in the proposed exchange ratio and the related collar mechanism as well as the changes related to the closing conditions, and indicated that definitive documentation would be finalized that day. Goldman Sachs delivered its oral opinion to the Board of Directors of CompuServe, which it subsequently confirmed in writing as of such date, to the effect that the proposed exchange ratio was fair to the holders of CompuServe Common Stock (other than Block Group) from a financial point of view.

     After further discussion, the Board of Directors of each of H&R Block and CompuServe unanimously approved and adopted the proposed CompuServe Merger Agreement and each of the related agreements in substantially the forms presented during the meeting and authorized appropriate officers of H&R Block and CompuServe, respectively, to execute such agreements.

     H&R Block, CompuServe and WorldCom and their counsel continued meeting throughout September 7 to finalize the definitive documentation with respect to the CompuServe Merger. WorldCom and AOL and their counsel also continued working on the AOL Agreement and related documents. The parties executed the CompuServe Merger Agreement and related agreements and the AOL Agreement and related documents later that evening. The CompuServe Merger and the AOL Transaction were announced on the morning of Monday, September 8.

COMPUSERVE'S REASONS FOR THE COMPUSERVE MERGER

     In reaching its decision to approve the CompuServe Merger Agreement, the Board of Directors of CompuServe was influenced by a number of reasons and factors, including, without limitation, the following:

          Disposition of CompuServe. The CompuServe Board of Directors believed that it was in the best interests of CompuServe's stockholders to complete the disposition of CompuServe that had been initiated with the IPO of CompuServe in April of 1996. The IPO had been intended as only the initial step in the complete disposition of CompuServe and was anticipated to be followed by the spin-off by H&R Block to its shareholders of H&R Block's remaining shares of CompuServe Common Stock. The deteriorating financial performance of CompuServe following the IPO and uncertainties in the online industry resulted in the decision in August 1996 by the H&R Block Board of Directors to indefinitely delay the planned spin-off and the subsequent decision to consider the possible sale of CompuServe in its entirety to a third party as an alternative to a spin-off. The CompuServe Board of Directors believed that the disposition of CompuServe continued to be desirable because each of H&R Block and CompuServe has its own financial and operating characteristics, and the disposition would permit the management of each business to concentrate attention and financial resources on its own lines of business.

          Consideration. Based on the closing sale price of WorldCom Common Stock on September 5, 1997, the last trading day prior to the date on which WorldCom, H&R Block and CompuServe executed the CompuServe Merger Agreement, the consideration to be received by the CompuServe stockholders in the CompuServe Merger was $12.80 per share of CompuServe Common Stock. This consideration represented a discount to market of approximately 5% over the closing sale price of CompuServe Common Stock on September 5, 1997. Inasmuch as the financial markets had been aware for some time that H&R Block and CompuServe were involved in discussions with third parties regarding a possible business combination involving CompuServe, it was the belief of the Board of Directors of CompuServe and its advisors that the closing sale price of CompuServe on September 5, 1997, already reflected the financial markets' expectation that a premium would be paid to acquire CompuServe. The CompuServe Board of Directors was significantly influenced by the agreed upon collar mechanism, which provided reasonable value protection for CompuServe stockholders in the event that the market value of WorldCom Common Stock declined between execution of the CompuServe Merger Agreement and consummation of the CompuServe Merger, while permitting CompuServe stockholders to share in any increase in the market value of WorldCom Common Stock during such time period. The CompuServe Board of Directors was influenced to a lesser degree by the financial condition, business and prospects of WorldCom, the common stock of which would be received by CompuServe stockholders in exchange for their CompuServe Common Stock in the CompuServe Merger. The Board of Directors was advised that the trading price of WorldCom Common Stock had appreciated at an average rate of 34% per annum since 1993 and that investment analysts at numerous investment banking firms, including Salomon Brothers and Goldman Sachs, continued to recommend highly WorldCom Common Stock to their clients. In considering the historical performance of WorldCom Common Stock and the views of investment analysts regarding WorldCom Common Stock, the members of the Board of Directors of CompuServe primarily was attempting to evaluate the likelihood that WorldCom Common Stock would retain or improve its market value between execution of the CompuServe Merger Agreement and consummation of the CompuServe Merger. The Board of Directors was not attempting to determine whether WorldCom Common Stock represented an attractive long-term investment and gave only limited weight to the possible long-term appreciation of WorldCom Common Stock in agreeing upon the CompuServe Exchange Ratio and in comparing WorldCom's proposal against the proposal of the private equity firm and CompuServe's other strategic options. Holders of CompuServe Common Stock other than H&R Block and other affiliates who receive shares of WorldCom Common Stock in the CompuServe Merger will be free to resell such shares immediately and should make their own investment decision regarding whether or not to continue their investment in WorldCom Common Stock. Based on the closing sale price of WorldCom Common Stock on December 23, 1997, the most recent practicable trading day prior to the date of this Proxy Statement/Prospectus, the consideration to be received by CompuServe stockholders in the CompuServe Merger had a value of $12.42 per share of CompuServe Common Stock.

          Discussions with Other Potential Acquirors. The CompuServe Board of Directors was influenced by the nearly one-year period during which CompuServe, H&R Block and their advisors had solicited the interest of numerous third parties in acquiring CompuServe. H&R Block and CompuServe's management and their advisors contacted more than 20 potential acquirors and due diligence presentations were made to several of these potential acquirors. In the judgment of the CompuServe Board of Directors, the value offered by WorldCom was clearly superior to that proposed by, or reasonably likely to be proposed by, any other potential acquiror.

     The CompuServe Board of Directors evaluated these reasons for the CompuServe Merger in light of certain risks and other considerations associated with the CompuServe Merger, including, without limitation, the following:

          (1) WorldCom's proposal to retain CompuServe's network services businesses while transferring CompuServe's online services businesses to AOL.

          (2) Employee retention, morale, compensation and benefits issues associated with the proposed CompuServe Merger.

          (3) Projections by CompuServe's management regarding the future capital requirements and financial performance of CompuServe as a stand-alone entity, and the likelihood that CompuServe's actual future performance would be consistent with such projections. These projections were provided to CompuServe's financial advisor, Goldman Sachs, and were utilized by Goldman Sachs in connection with formulating and rendering its opinion regarding the fairness of the CompuServe Merger.

          (4) Strategic alternatives other than the CompuServe Merger, including possible acquisitions by other potential acquirors and joint ventures or strategic alliances with other entities. The CompuServe Board of Directors concluded that it was highly unlikely that any such strategic alternative would offer as much value to CompuServe's stockholders as the proposed CompuServe Merger.

          (5) The likelihood and possible terms and conditions of obtaining the required regulatory approvals and of satisfying the other conditions to the parties' obligations to consummate the CompuServe Merger. The CompuServe Board of Directors weighed such likelihood, together with the time period expected to be necessary to obtain such approvals and to satisfy such conditions, against the anticipated benefits to be received by the CompuServe stockholders in the proposed CompuServe Merger.

          (6) Current industry, economic and market conditions and trends in the network services and online services industries and the importance of market position and financial, technical and management resources to CompuServe's ability to compete effectively in these highly competitive and rapidly changing industries.

          (7) The terms of the CompuServe Merger Agreement and the Stockholders Agreement.

          (8) The unanimous approval of the CompuServe Merger Agreement by the Board of Directors of H&R Block and the fact that H&R Block, as the holder of 80.13% of the CompuServe Common Stock, would receive the same consideration in the CompuServe Merger per share of CompuServe Common Stock as each other CompuServe stockholder.

          (9) The obligations, limitations and potential liabilities, including tax liabilities and indemnity obligations, which H&R Block agreed to assume in connection with the CompuServe Merger under the terms of the CompuServe Merger Agreement, Stockholders Agreement, Standstill Agreement and NonCompete/NonSolicitation Agreement.

          (10) The oral opinion of its financial advisor, Goldman Sachs, that the CompuServe Merger was fair to the holders of CompuServe Common Stock (other than Block Group) from a financial point of view. See "-- Opinion of CompuServe's Financial Advisor." A copy of Goldman Sachs' written opinion, dated September 7, 1997, is attached as Annex IV to this Proxy Statement/Prospectus.

     In reaching its decision, the CompuServe Board of Directors did not assign any relative weight to the various factors considered, and individual directors may have given differing weights to different factors. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

WORLDCOM'S REASONS FOR THE COMPUSERVE MERGER

     The WorldCom Board of Directors approved and ratified the CompuServe Merger Agreement by a unanimous vote at a meeting held in September 1997. In reaching its decision to approve the CompuServe Merger Agreement, the Board of Directors of WorldCom consulted with its management team and advisors and independently considered a variety of factors and the business and operations of CompuServe. The Board of Directors of WorldCom concluded that the CompuServe Merger, in combination with the AOL Transaction, was in the best interests of WorldCom and its shareholders because the CompuServe Merger, in combination with the AOL Transaction, would (i) add significant new customer revenues from the customers of CompuServe's network services business, and from the dial-up services to be provided to AOL by ANS and CompuServe, (ii) add a significant number of CompuServe employees with skills in advanced data communications and value added network services, (iii) offer in the long term cost savings and increased economies of scale, and (iv) increase revenue and product line expansion as a result of the ability to offer WorldCom services to CompuServe customers, and CompuServe services to WorldCom customers.

     There can be no assurance that any of the potential synergies or opportunities considered by the WorldCom Board of Directors will be achieved through consummation of the CompuServe Merger and the AOL Transaction. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

RECOMMENDATION OF THE COMPUSERVE BOARD OF DIRECTORS

     The CompuServe Board of Directors believes that the terms of the CompuServe Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of CompuServe and its stockholders and has unanimously approved the CompuServe Merger Agreement and the transactions contemplated thereby. THE COMPUSERVE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF COMPUSERVE APPROVE AND ADOPT THE COMPUSERVE MERGER AGREEMENT. The recommendation of the CompuServe Board is based on a number of factors as described in "-- CompuServe's Reasons for the CompuServe Merger." In considering the recommendation of the CompuServe Board of Directors, holders of CompuServe Common Stock should be aware that certain non-director members of CompuServe's management have certain interests in the CompuServe Merger in addition to the interests of stockholders of CompuServe generally. The CompuServe Board of Directors was aware of these other interests and considered them, among other matters, in approving the CompuServe

Merger Agreement and the transactions contemplated thereby, including the CompuServe Merger. See "-- Interests of Certain Persons in the CompuServe Merger."

OPINION OF COMPUSERVE'S FINANCIAL ADVISOR

     On September 7, 1997, Goldman Sachs delivered its oral opinion to the CompuServe Board of Directors, which it subsequently confirmed in writing as of such date, that the CompuServe Exchange Ratio pursuant to the CompuServe Merger Agreement was fair, from a financial point of view, to the holders (excluding Block Group) of shares of CompuServe Common Stock.

     THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS DATED AS OF SEPTEMBER 7, 1997, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS APPENDIX IV AND IS INCORPORATED HEREIN BY REFERENCE. GOLDMAN SACHS' OPINION IS ADDRESSED TO THE COMPUSERVE BOARD OF DIRECTORS AND ADDRESSES ONLY THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE COMPUSERVE EXCHANGE RATIO TO THE HOLDERS (EXCLUDING BLOCK GROUP) OF COMPUSERVE COMMON STOCK AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF COMPUSERVE COMMON STOCK AS TO HOW SUCH HOLDER SHOULD VOTE WITH RESPECT TO THE COMPUSERVE MERGER AGREEMENT. HOLDERS OF COMPUSERVE COMMON STOCK ARE URGED TO AND SHOULD READ SUCH OPINION IN ITS ENTIRETY.

     In connection with its opinion, Goldman Sachs reviewed, among other things:
(i) the CompuServe Merger Agreement; (ii) the Prospectus dated as of April 18, 1996, which is included in CompuServe's Registration Statement on Form S-1 (File No. 333-1498), the Annual Report to Stockholders and Annual Report on Form 10-K of CompuServe for the fiscal year ended April 30, 1997 (as amended by CompuServe's Annual Report on Form 10-K/A for the fiscal year ended April 30, 1997 filed August 18, 1997), and the Annual Reports to Stockholders and Annual Reports on Form 10-K of WorldCom for the five years ended December 31, 1996;
(iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of CompuServe and WorldCom; (iv) certain other communications from CompuServe and WorldCom to their respective stockholders; and (v) certain internal financial analyses and forecasts for CompuServe prepared by its management. Goldman Sachs also held discussions with members of the senior management of CompuServe and WorldCom regarding the past and current business operations, financial condition and future prospects of their respective companies. In addition, Goldman Sachs reviewed the reported price and trading activity for the CompuServe Common Stock and the WorldCom Common Stock; compared certain financial and stock market information for CompuServe and WorldCom with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the Internet, online and network industries specifically and in other industries generally; and performed such other studies and analyses as Goldman Sachs considered appropriate.

     Goldman Sachs relied upon the accuracy and completeness of all of the financial and other information reviewed by it and has assumed such accuracy and completeness for purposes of rendering its opinion. With respect to the financial projections for CompuServe prepared by its management, the CompuServe Board of Directors informed Goldman Sachs of its view regarding the risks and uncertainties inherent in achieving such projections. WorldCom did not make available to Goldman Sachs its projections of expected future performance. Goldman Sachs did, however, discuss research analyst estimates for WorldCom for 1997, 1998 and 1999 with the management of WorldCom. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of CompuServe or WorldCom or any of their respective subsidiaries, and has not been furnished with any such evaluation or appraisal. Goldman Sachs' advisory services and the opinion expressed were provided for the information and assistance of the Board of Directors of CompuServe in connection with its consideration of the transaction contemplated by the CompuServe Merger Agreement and does not constitute a recommendation as to how any holder of shares of CompuServe Common Stock should vote with respect to the CompuServe Merger Agreement.

     Certain forecasts and projections resulting from the CompuServe Merger and furnished to Goldman Sachs were prepared by the management of CompuServe and constitute forward-looking statements within the meaning of the PSLRA. In addition, certain estimates of synergies resulting from the CompuServe Merger and furnished to Goldman Sachs were prepared by the management of WorldCom and constitute forward-looking statements within the meaning of the PSLRA. As a matter of policy, neither WorldCom nor CompuServe publicly discloses internal management forecasts or projections or, in the case of WorldCom, estimates of the type CompuServe or WorldCom furnished to Goldman Sachs in connection with its analysis of the CompuServe Merger, and such forecasts, projections and estimates were not prepared with a view towards public disclosure. These forecasts, projections and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of management, including, without limitation, factors related to the integration of WorldCom and CompuServe, the effects of the AOL Transaction and general economic, regulatory and competitive conditions. Accordingly, actual results could vary materially from those set forth in such forecasts, projections and estimates. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth below, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all such analyses. The analyses were prepared solely for purposes of Goldman Sachs' providing its opinion to the CompuServe Board of Directors as to the fairness, from a financial point of view, of the CompuServe Exchange Ratio pursuant to the CompuServe Merger Agreement to the holders (excluding Block Group) of shares of CompuServe Common Stock and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, Goldman Sachs assumes no responsibility if future results are materially different from those forecasted.

     As described above, Goldman Sachs' opinion to the CompuServe Board of Directors was one of many factors taken into consideration by the CompuServe Board of Directors in making its determination to approve the CompuServe Merger Agreement. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached hereto as Appendix IV.

     Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Goldman Sachs is familiar with CompuServe, having provided certain investment banking services to CompuServe from time to time, including having acted as lead managing underwriter of the initial public offering of 18,400,000 shares of CompuServe Common Stock on April 19, 1996, and having acted as its financial advisor in connection with the CompuServe Merger Agreement. Goldman Sachs has received approximately $8.2 million in fees for financial advisory services from CompuServe during the past two years. CompuServe, H&R Block, Block Group and the underwriters for such initial public offering, including Goldman Sachs, have been named as defendants in certain actions relating to such public offering, and such underwriters, including Goldman Sachs, have received customary indemnifications from, and are being indemnified by, CompuServe, H&R Block and Block Group in connection with such offering. Goldman Sachs has also provided certain investment banking services to H&R Block from time to time, including having acted as the sole dealer of its U.S. commercial paper program since 1993, and during March and April of 1993, entering into certain financial contracts as a principal in connection with its share repurchase program, and Goldman Sachs may provide investment banking services to H&R Block in the future. In the past, Goldman Sachs has provided certain investment banking services to WorldCom and its subsidiaries, including those services listed in Appendix IV. In the course of the trading activities of Goldman Sachs and its affiliates, Goldman Sachs may from time to time effect transactions for its own account or the account of customers, and hold positions in securities or options on securities of CompuServe, H&R Block, and WorldCom.

     The terms of CompuServe's engagement of Goldman Sachs are set forth in a letter agreement, dated October 15, 1996, between Goldman Sachs and CompuServe (the "Engagement Letter"). Pursuant to the Engagement Letter, CompuServe will pay Goldman Sachs upon the consummation of the CompuServe Merger a transaction fee based on the aggregate consideration (which amount includes, without limitation, amounts paid to holders of warrants, stock purchase rights or convertible securities, if any, of CompuServe, whether or not vested) (the "Aggregate Consideration"). The transaction fee will be 0.20% on the first $1.2 billion of Aggregate Consideration, 0.40% on the incremental amount in excess of $1.2 billion up to $1.6 billion, and 0.60% on the incremental amount in excess of $1.6 billion, provided such Aggregate Consideration does not exceed $2.0 billion, at which point a higher incremental fee percentage applies. In addition, CompuServe has agreed to reimburse Goldman Sachs for reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, plus any sales, use or similar taxes (including additions to such taxes, if any) arising in connection with its engagement and to indemnify Goldman Sachs against certain liabilities relating to or arising out of its engagement, including liabilities under the federal securities laws.

     The following is a summary of certain of the financial and comparative analyses which Goldman Sachs presented to the CompuServe Board of Directors on September 7, 1997 and which provided the basis for Goldman Sachs' written opinion, dated as of September 7, 1997. Goldman Sachs expresses no opinion or view as to the relative merits of the CompuServe Merger as compared to alternative business transactions.

  Buyers Contacted

     Goldman Sachs reviewed the results of efforts by H&R Block and its advisors to solicit indications of interest and proposals from third parties with respect to a purchase of CompuServe. From this process, H&R Block and its advisors ultimately contacted twenty-three parties. Of these, fifteen parties conducted extensive reviews of CompuServe. CompuServe eventually evaluated bids from two of the fifteen parties, one of which was from WorldCom, before deciding to enter into the CompuServe Merger Agreement with WorldCom. See "-- Reasons for and Background of the CompuServe Merger -- Background of the CompuServe Merger."

  Historical Trading Analysis

     Goldman Sachs reviewed the historical stock prices and trading volumes history for CompuServe Common Stock. This analysis showed an initial public offering price of $30.00 per share and a price of $12.44 per share on August 28, 1997. Goldman Sachs also reviewed the historical stock prices and trading volume history of WorldCom Common Stock. This analysis showed that the WorldCom Common Stock price had increased during the period from September 4, 1996 to September 5, 1997 from $20.13 per share to $31.50 per share.

  Selected Companies Analysis

     Goldman Sachs reviewed and compared certain financial information relating to CompuServe and WorldCom to corresponding financial information, ratios, and public market multiples for certain groups of publicly traded corporations.

     Goldman Sachs compared CompuServe to companies representative of the companies comprising three industries (Internet Search Engine/Content Companies, Internet Access Providers and Internet Software Companies) and to AOL. Goldman Sachs calculated and compared various financial multiples and ratios and compared the CompuServe Common Stock price history for the last twelve months to certain indices. The multiples and ratios for CompuServe were calculated using a price of $12.44 per share, the CompuServe Common Stock closing price on August 28, 1997 on The Nasdaq National Market. The multiples and ratios for each of the Internet Search Engine/Content Companies, the Internet Access Providers, the Internet Software Companies and AOL were also based on each company's common stock closing price on August 28, 1997. Goldman Sachs then compared CompuServe's ratios and multiples to those calculated for the Internet Search Engine/Content Companies, the Internet Access Providers, the Internet Software Companies and AOL. From this analysis, Goldman Sachs noted the difficulty of drawing conclusions from the data in that none of the selected companies should be viewed as directly comparable to CompuServe. Goldman Sachs also compared the CompuServe Common Stock daily price history for the period from April 19, 1996 to

September 5, 1997 to AOL and to indices representing the Internet Search Engine/Content Companies, the Internet Software Companies, the Internet Software Providers and the S&P 400 Industrials. From this analysis, Goldman noted that, for the period from April 19, 1996 to September 5, 1997, CompuServe did not perform as well as the indices or AOL.

     Goldman Sachs compared WorldCom to companies representative of the companies comprising three industries (Regional Holding Companies, Large Cap Long Distance Companies and Other Long Distance Companies). The multiples and ratios for WorldCom were calculated using a price of $31.61 per share, the WorldCom Common Stock closing price on September 4, 1997 on The Nasdaq National Market. The multiples and ratios for each of the Regional Holding Companies, the Large Cap Long Distance Companies, and the Other Long Distance Companies were based on each company's common stock closing price on September 4, 1997. Goldman Sachs then compared WorldCom's ratios and multiples to those calculated for each of the companies and to the mean and median for the Regional Holding Companies, the Large Cap Long Distance Companies, and the Other Long Distance Companies. Goldman Sachs also compared the WorldCom Common Stock daily price history for the period from September 5, 1996 to September 5, 1997 to indices representing the Regional Holding Companies, the Large Cap Long Distance Companies and the Other Long Distance Companies. From this analysis, Goldman noted, that, for the period from September 5, 1996 to September 5, 1997, WorldCom performed better than the indices.

  Analyst Estimates

     Goldman Sachs compared CompuServe management's earnings estimates (the "Management Case") for CompuServe for the fiscal year ending 1998 and the fiscal year ending 1999, to those prepared by various research analysts. Goldman Sachs noted the research analyst estimates for the fiscal year ending 1998 ranged from a high of $(0.05) per share on a fully diluted basis to a low of $(0.18) per share, as compared with CompuServe management's estimate of $(0.25) per share, while the estimates for the fiscal year ending 1999 ranged from a high of $0.50 per share to a low of $0.03 per share, as compared with CompuServe management's estimate of $(0.05) per share. The Management Case assumed the growth in total revenues from the fiscal year ending 1997 to the fiscal year ending 1998 would not be significant; for periods thereafter, management estimated total revenues would grow at rates ranging from 13% to 15% per annum. Such percentage changes principally assumed minimal growth in subscribers in the online/interactive services business and a continuation of recent historical growth rates in the network services business. In addition, CompuServe management assumed the growth in operating expenses from the fiscal year ending 1997 to the fiscal year ending 1998 would not be significant; for periods thereafter, management estimated total operating expenses would grow at rates ranging from 10% to 12% per annum. Management further assumed an increase from 1998 to 2002 in per-member acquisition costs as a result of greater competition for members and a decrease in operating expenses as a percentage of sales over the same period as a result of more focused marketing expenditures and further leveraging of the network and organizational infrastructure. Goldman Sachs noted CompuServe has consistently underperformed projections leading to an ongoing reduction of Wall Street estimates. The research analyst estimates were obtained from research analyst reports prepared between February 1997 and August 1997 and such reports, in general, did not state the assumptions upon which such estimates were based. Actual results may vary from the Management Case and the analysts' estimates and the variations may be material. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

     Goldman Sachs reviewed earnings estimates for WorldCom for the fiscal years ending 1997, 1998 and 1999, prepared by various research analysts. Goldman Sachs noted the research analyst estimates for the fiscal year ending 1997 ranged from a high of $.45 per share, on a fully diluted basis, to a low of $.20 per share, the estimates for the fiscal year ending 1998 ranged from a high of $1.00 per share, on a fully diluted basis, to a low of $.46 per share, and the estimates (prepared by certain of the analysts) for the fiscal year ending 1999 ranged from a high of $1.60 per share, on a fully diluted basis, to a low of $1.50 per share. Actual results may vary from the analysts' estimates and the variations may be material. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

  Selected Transactions Analysis

     As part of its analysis, Goldman Sachs reviewed and analyzed certain recent transactions in the online services industry. Goldman Sachs noted the difficulty of drawing conclusions from these transactions and stated that none of these transactions should be viewed as directly comparable to the CompuServe Merger primarily because (i) there are few large transactions, (ii) most acquired companies have been early stage, high growth companies, and (iii) the turnaround nature of CompuServe and its management situation make it unique.

  Leveraged Buyout Analysis

     Goldman Sachs performed a leveraged buyout ("LBO") analysis of CompuServe, utilizing the Management Case described above under the caption "-- Analyst Estimates," and assuming a capital structure consistent with the LBO financing environment on September 7, 1997 (i.e., $494 million in equity, $275 million in term debt, and $140 million in subordinated debt). This analysis resulted in an earnings before interest, taxes, depreciation and amortization ("EBITDA") to interest expense coverage multiple of 1.80 times and a total indebtedness to EBITDA multiple of 5.42 times, in each case for fiscal 1998. Under the assumed LBO structure, LBO equity holders would receive returns at the end of year five, assuming 5% management participation, ranging from 23.3% to 30.5% based upon trailing EBITDA multiples ranging from 7.0 times to 10.0 times, respectively. Based on the foregoing assumptions, the consideration paid to the holders of CompuServe Common Stock would be $11.00 per share. Actual results may vary from the Management Case and the variations may be material. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

  Discounted Cash Flow Analysis

     Goldman Sachs performed a discounted cash flow analysis of CompuServe. Using the Management Case based upon the assumptions described above under the caption "-- Analyst Estimates," Goldman Sachs calculated free cash flows for the years 1998 to 2002. Terminal values in the year 2002 were calculated using trailing EBITDA multiples ranging from 7.0 times to 10.0 times. The cash flow streams and terminal values were then discounted to the present using discount rates ranging from 15% to 20%. The equity per share values of CompuServe Common Stock ranged from $9.37 to $15.29 per share based on such assumed discount rates and terminal values. Goldman Sachs also applied a sensitivity analysis to the sales growth and operating margin assumptions contained in the Management Case in order to determine the effect of variations in such assumptions on the equity per share values. Actual results may vary from the Management Case and the equity share values calculated by Goldman Sachs and the variations may be material. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

     Goldman Sachs also performed a discounted cash flow analysis of WorldCom. Using research analyst estimates (the "Analyst Estimates"), Goldman Sachs calculated free cash flows for the years 1998 to 2001. Terminal values in the year 2001 were calculated using trailing EBITDA multiples ranging from 7.0 times to 10.0 times. The cash flow streams and terminal values were then discounted using discount rates ranging from 12% to 17%. The equity per share values of WorldCom Common Stock ranged from $22.28 to $42.14 per share using the Analyst Estimates based on such assumed discount rates and terminal values. Goldman Sachs also applied a sensitivity analysis to the sales growth and operating margin assumptions contained in the Analyst Estimates in order to determine the effect of variations in such assumptions on the equity per share values. Actual results may vary from the Analyst Estimates and the equity share values calculated by Goldman Sachs and the variations may be material. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

  Daily Exchange Ratio History

     Goldman Sachs divided the daily CompuServe Common Stock price by the daily WorldCom Common Stock price (the "Daily Exchange Ratio") for each day during the period from September 4, 1996 to September 4, 1997 and reviewed the Daily Exchange Ratio for such period. Goldman Sachs noted that, for the Daily Exchange Ratio, the one year average was 0.4365, the previous six month average was 0.3941, the previous three month average was 0.3607, the previous one month average was 0.3760, the previous seven day average was 0.4146, and that on September 5, 1997 the Daily Exchange Ratio was 0.4286.

  Contribution Analysis

     Goldman Sachs reviewed certain historical and estimated future operating and financial information (including revenues, EBITDA, earnings before interest and taxes ("EBIT") and net income) for CompuServe, WorldCom and the pro forma combined entity resulting from the CompuServe Merger based on the Management Case calendarized to WorldCom's fiscal year end of December 31, for CompuServe and based on Research Analyst estimates for WorldCom. Goldman Sachs analyzed the relative contribution of CompuServe and WorldCom to the combined company on a pro forma basis before taking into account any of the possible benefits that may be realized following the CompuServe Merger. This analysis indicated, among other things, that CompuServe would contribute for each of 1996, 1997, 1998, 1999 and 2000, 2.1%, 2.2%, 2.6%, 2.9% and 2.9%, respectively, of EBITDA, excluding all nonrecurring charges, for the combined company, which amounts resulted in implied exchange ratios for each such year of 0.20, 0.22, 0.26, 0.29 and 0.29, respectively. Actual results may vary from the Management Case, the Research Analyst estimates and the contribution calculations and the variations may be material. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

  Pro Forma Merger Analysis

     Goldman Sachs prepared pro forma analyses of the financial impact of the CompuServe Merger under two scenarios. The first scenario assumed the acquisition of CompuServe by WorldCom and the consummation of concurrent transactions between WorldCom and AOL ("Scenario One"). The second scenario assumed the acquisition of CompuServe by WorldCom, but not the consummation of concurrent transactions between WorldCom and AOL ("Scenario Two").

     Goldman Sachs stated that WorldCom management anticipates that Scenario One will result in accretion to earnings per share in 1998 and greater accretion thereafter based on the following five factors: (i) the tax deductibility of transaction goodwill and the amortization of such goodwill over a ten year period; (ii) increases in net interest expense, if any, as a result of the cash payment from WorldCom to AOL exceeding the cash balances acquired from CompuServe; (iii) the earnings attributable to the newly acquired ANS business;
(iv) the earnings stream attributable to the CompuServe Network Services Business; and (v) cost synergies (generally representing certain sales, general and administrative efficiencies and network cost savings expected to result from combining the organizations), which were estimated by WorldCom to be $75 million in 1998, $148 million in 1999 and $261 million in 2000. WorldCom management did not detail its assumptions regarding (ii), (iii) or (iv) to Goldman Sachs; as a result Goldman Sachs concluded that in the aggregate these items together with additional synergies must total at least $83 million (pre-tax) in 1998 and $55 million (pre-tax) in 1999 in order for the transaction to be non-dilutive in all years. If 25% of goodwill is assumed to be written off against in-process research and development, Goldman Sachs concluded that in the aggregate these items must total at least $58 million (pre-tax) in 1998 and $30 million (pre-tax) in 1999 in order for the transaction to be non-dilutive in all years. WorldCom management did not provide Goldman Sachs with a break-down of the expected sources of the cost synergies described in clause (v) or the assumptions underlying such synergies.

     Goldman Sachs stated that WorldCom management anticipates that Scenario Two will result in accretion to earnings per share in 1998 and thereafter based on the following three factors: (i) the tax deductibility of transaction goodwill and the amortization of such goodwill over a ten year period; (ii) the earnings stream attributable to CompuServe; and (iii) cost synergies which were estimated by WorldCom as described above. WorldCom management did not detail its assumptions regarding (ii) to Goldman Sachs; as a result Goldman Sachs concluded that in the aggregate these items together with additional synergies must total at least $54 million (pre-tax) in 1998 in order for the transaction to be non-dilutive in all years. If 25% of goodwill is assumed to be written off against in-process research and development, Goldman Sachs concluded that in the aggregate these items must total at least $40 million (pre-tax) in 1998 in order for the transaction to be non-dilutive in all years.

     The actual results achieved by the combined company may vary from the anticipated results described in the preceding paragraphs and the variations may be material. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

MANAGEMENT AND OPERATIONS AFTER THE COMPUSERVE MERGER

     After the CompuServe Merger and the AOL Transaction, CompuServe is expected to continue to operate CompuServe's network services business and ANS is expected to operate its Internet services business, each as a subsidiary of WorldCom. The AOL Agreement provides that, if so requested at least five business days before the closing of the AOL Transaction, WorldCom will cause Stephen M. Case, Chairman of the Board, Chief Executive Officer and President of AOL, to be appointed to the Board of Directors of WorldCom. See "Certain Related Transactions -- AOL Transaction" and "Information Regarding
WorldCom -- Management and Principal Shareholders."

TERMS AND CONDITIONS OF THE PROPOSED COMPUSERVE MERGER

     Set forth below is a description of the material terms and conditions of the CompuServe Merger Agreement, which description does not purport to be complete and is qualified in its entirety by reference to the CompuServe Merger Agreement, a copy of which is attached hereto as Appendix I and incorporated herein by reference. Unless otherwise indicated, references under this caption to articles or sections are references to the CompuServe Merger Agreement. Capitalized terms appearing below that are not otherwise defined herein have the same meanings as are given to such terms in the CompuServe Merger Agreement. Whenever particular articles, sections or defined terms are referred to, it is intended that such articles, sections or defined terms shall be incorporated herein by reference.

     Mutual Conditions. The respective obligations of WorldCom, CompuServe and Acquisition Subsidiary to effect the CompuServe Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions: (i) the holders of the requisite number of shares of CompuServe Common Stock must have duly and validly approved and adopted the CompuServe Merger Agreement; (ii) any mandatory waiting period (and any extension thereof) applicable to the consummation of the CompuServe Merger under the Hart-Scott-Rodino Act, any foreign competition law or similar law must have expired or been terminated (which condition has been satisfied); (iii) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order, whether temporary, preliminary or permanent, which is in effect and which has or would have the effect of making the transactions contemplated by the CompuServe Merger Agreement illegal or restraining or prohibiting consummation of such transactions; (iv) the Registration Statement of which this Proxy Statement/Prospectus is a part must have been declared effective, no stop order with respect to such Registration Statement shall be in effect, and no proceeding for that purpose shall have been instituted or threatened by the Commission; (v) the WorldCom Common Stock to be issued in connection with the CompuServe Merger must have been approved for quotation on The Nasdaq National Market, subject to official notice of issuance; and (vi) there must not have occurred and be continuing any general banking moratorium in the United States or any general suspension of trading of securities on any national stock exchange or in the over-the-counter market. (Section 10.1 of the CompuServe Merger Agreement).

     WorldCom's Conditions. The obligations of WorldCom (and Acquisition Subsidiary) to effect the CompuServe Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions (any of which may be waived prior to Closing by WorldCom): (i) certain representations and warranties of H&R Block, Block Group and CompuServe set forth in the CompuServe Merger Agreement are required to be true and correct and certain other representations and warranties of H&R Block, Block Group and CompuServe set forth in the CompuServe Merger Agreement are required to be true and correct except for failures to be true and correct as would not have a material adverse effect on the business, operations, properties, assets, liabilities or condition (financial or otherwise) (a "Material Adverse Effect") of CompuServe and certain entities affiliated with CompuServe (the "CompuServe Entities"), taken as a whole, as of the date of the CompuServe Merger Agreement and as of the Closing as though made at and as of the Closing, except to the extent that such representations and warranties expressly relate to a specific earlier date; and none of certain representations or warranties regarding CompuServe or any of the CompuServe Entities, disregarding any qualifications regarding materiality, shall be untrue or incorrect, except for such untrue or incorrect representations or warranties that, when taken together as a whole, do not constitute a Material Adverse Effect; (ii) CompuServe and the CompuServe Entities, taken as a whole, shall not have suffered a materially adverse change in their business, operations, properties, assets, liabilities or condition (financial or otherwise) (a "Material Adverse Change") from April 30, 1997 to the Closing Date; (iii) each of the covenants and agreements of H&R Block, CompuServe and Block Group to be performed or observed at or prior to the Closing Date pursuant to the terms of the CompuServe Merger Agreement is required to have been duly performed or observed, except where such failure would not have a Material Adverse Effect on CompuServe and the CompuServe Entities taken as a whole or would not materially impair the ability of H&R Block, Block Group or CompuServe to consummate the CompuServe Merger and the other transactions contemplated by the CompuServe Merger Agreement; (iv) WorldCom is required to have been furnished with certificates, executed by duly authorized officers of H&R Block, CompuServe and Block Group, dated the Closing Date, certifying as to the fulfillment of the conditions described in the foregoing clauses (i) and (iii) and clause (i) under the caption Mutual Conditions, which certificates will constitute a restatement of certain representations and warranties as of the Closing Date, except to the extent a representation or warranty is specifically limited to a particular date; (v) WorldCom is required to have received certain specified opinions of counsel to H&R Block, Block Group and CompuServe, dated as of the Closing Date, in form and substance reasonably satisfactory to WorldCom; (vi) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order, whether temporary, preliminary or permanent, which is in effect which would impose material restrictions on the conduct of WorldCom's business or CompuServe's business following consummation of the CompuServe Merger; (vii) WorldCom is required to have received an opinion of counsel to WorldCom, dated as of the Closing Date, in form and substance reasonably satisfactory to WorldCom, covering certain tax matters; (viii) each of H&R Block and Block Group is required to have executed and delivered to WorldCom certain letters executed by an authorized officer of each of H&R Block and Block Group acknowledging the restrictions under the Securities Act imposed on such persons as affiliates of CompuServe, as described below under "-- Status Under Federal Securities Laws"; (ix) the Noncompete/Nonsolicitation Agreement described below under "-- Other Covenants" is required to have been duly and validly executed and delivered by each of H&R Block and Block Group to WorldCom; and (x) the AOL Hart-Scott-Rodino Condition described under "-- Expenses; Termination Fees" is required to have been satisfied or waived by the applicable party (which condition has been satisfied). (Section 10.2 of the CompuServe Merger Agreement).

     CompuServe's and H&R Block's Conditions. The obligations of CompuServe and H&R Block to effect the CompuServe Merger are subject to satisfaction, at or prior to Closing, of the following conditions (any of which may be waived prior to closing by H&R Block, Block Group or CompuServe): (i) certain representations and warranties of WorldCom and Acquisition Subsidiary set forth in the CompuServe Merger Agreement are required to be true and correct and certain other representations and warranties of WorldCom and Acquisition Subsidiary set forth in the CompuServe Merger Agreement are required to be true and correct except for failures to be true and correct as would not have a Material Adverse Effect on WorldCom and certain entities affiliated with WorldCom (the "WorldCom Entities") taken as a whole, as of the date of the CompuServe Merger Agreement and as of the Closing as though made at and as of the Closing, except to the extent that such representations and warranties expressly relate to a specific earlier date; (ii) each of the covenants and agreements of WorldCom and Acquisition Subsidiary to be performed or observed at or prior to the Closing Date pursuant to the terms of the CompuServe Merger Agreement is required to have been duly performed or observed except where such failure would not have a Material Adverse Effect on WorldCom and the WorldCom Entities taken as a whole or would not materially impair the ability of WorldCom or Acquisition Subsidiary to consummate the CompuServe Merger and the other transactions contemplated by the terms of the CompuServe Merger Agreement; (iii) each of CompuServe, Block Group and H&R Block is required to have been furnished with a certificate, executed by a duly authorized officer of WorldCom, dated the Closing Date, certifying as to the fulfillment of the conditions described in the foregoing clauses (i) and (ii), which certificate will constitute a restatement of certain representations and warranties as of the Closing Date, except to the extent a representation or warranty is specifically limited to a particular date; (iv) each of CompuServe, Block Group and H&R Block is required to have received certain specified opinions of counsel to WorldCom, dated as of the Closing Date, in form and substance reasonably satisfactory to H&R Block,

Block Group and CompuServe; (v) each of Block Group and H&R Block is required to have received an opinion of counsel of Block Group and H&R Block, dated as of the Closing Date, covering certain tax matters; and (vi) the registration rights letter described below under "-- Status Under Federal Securities Laws" is required to have been duly and validly executed and delivered by WorldCom to Block Group. (Section 10.3 of the CompuServe Merger Agreement)

     Conduct of CompuServe Business Prior to the CompuServe Merger. Each of H&R Block and Block Group has agreed to use all reasonable efforts to ensure, and H&R Block, Block Group and CompuServe have jointly and severally agreed, that, except as contemplated by the CompuServe Merger Agreement or with the prior written consent of WorldCom, which will not be unreasonably withheld, until the earlier of the termination of the CompuServe Merger Agreement or the Closing
Date: (i) the business of each of CompuServe and the CompuServe Entities will be conducted only in the ordinary course of business consistent with past practice, and CompuServe and the CompuServe Entities will use all reasonable efforts to preserve their business organizations and maintain their existing relations;
(ii) neither CompuServe nor any CompuServe Entity will, directly or indirectly, split, combine or reclassify the outstanding shares of capital stock of CompuServe or any outstanding capital stock, interest in or security of any CompuServe Entity; (iii) neither CompuServe nor any CompuServe Entity will: (a) amend its Articles of Incorporation or Certificate of Incorporation or Bylaws or similar organizational documents; (b) declare, set aside or pay any dividend or other distribution with respect to capital stock other than dividends paid by CompuServe's wholly-owned, direct or indirect, subsidiaries to CompuServe or one of CompuServe's wholly-owned, direct or indirect, subsidiaries; (c) issue, sell, transfer, grant, award, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of CompuServe (except for CompuServe Common Stock issued pursuant to the terms of CompuServe stock options outstanding as of the date of the CompuServe Merger Agreement or pursuant to the terms of CompuServe's Crystal Club Plan in the ordinary course of business consistent with past practice) or interest in or securities of any CompuServe Entity; (d) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any of its assets, in an amount in any instance or series of related instances exceeding $1 million in the aggregate (measured in terms of net book value), except pursuant to the existing terms of certain specified contracts entered into prior to the date of the CompuServe Merger Agreement; or (e) redeem, purchase or otherwise acquire any of the capital stock of CompuServe or any interest in or securities of any CompuServe Entity (except for CompuServe Common Stock acquired pursuant to the terms of CompuServe's Employee Stock Purchase Plan and CompuServe's Crystal Club Plan in the ordinary course of business consistent with past practice); (iv) CompuServe and the CompuServe Entities will not: (a) hire employees and consultants such that the total number of employees and consultants of CompuServe and the CompuServe Entities would exceed 3,080 or (b) terminate employees and consultants such that the net decrease in the number of employees and consultants of CompuServe and the CompuServe Entities resulting therefrom would exceed 200 (which net decrease calculation shall be based on a starting point of 2,880 employees and consultants and shall not include employees and consultants who voluntarily terminate their employment or services); (c) grant any increase in the compensation or bonus payable or to become payable by CompuServe or any of the CompuServe Entities to any director, officer or employee of CompuServe or any of the CompuServe Entities, except (1) to the extent that each such grant or increase is in the ordinary course of business and consistent with past practice and the aggregate of all such grants or increases does not exceed $6 million on an annualized basis, and (2) bonuses in an aggregate amount not in excess of $15 million (half of which shall be paid by H&R Block) to key employees (equitably distributed as between CompuServe's online services business and the other businesses of CompuServe and the CompuServe Entities) as CompuServe deems necessary in order to encourage such employees to continue their employment from the date hereof until the Effective Time, payable only if such employment so continues; (d) adopt any new, or amend or otherwise increase, or accelerate the payment or vesting of the amounts payable or to become payable under any existing CompuServe Benefit Plan, except as contemplated with respect to CompuServe Stock Options, as described below under "-- Treatment of Stock Options"; (e) enter into any, or amend any existing, employment, consulting or severance agreement with, or grant any severance or termination pay to, any officer, director or employee of CompuServe or any of the CompuServe Entities;
(f) make any additional contributions to any grantor trust created by CompuServe or any of the

CompuServe Entities to provide funding for non-tax-qualified employee benefits or compensation except as required by the terms of any grantor trust of CompuServe existing on the date hereof; or (g) provide any new severance program to or increase the benefits under any existing severance program of CompuServe or any of the CompuServe Entities; (v) except in the ordinary course of business and consistent with past practice, neither CompuServe nor any CompuServe Entity will in any respect modify, amend or terminate any of its contracts, intellectual property licenses, leases or other agreements and arrangements, or waive, release or assign any rights or claims thereto or thereunder; (vi) except as would not be material, neither CompuServe nor any CompuServe Entity will permit any insurance policy naming CompuServe or any of the CompuServe Entities as a beneficiary or a loss payable payee to be canceled or terminated; (vii) neither CompuServe nor any CompuServe Entity will: (a) incur or assume any debt except for borrowings under existing credit facilities which are identified in CompuServe's filings with the Commission or in the ordinary course of business consistent with past practice in an amount not exceeding $1 million in the aggregate; (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person in an amount exceeding $1 million in the aggregate, whether or not in the ordinary course of business or consistent with past practice, except for customary indemnification obligations pursuant to agreements entered into in the ordinary course of business, consistent with past practice; (c) make any loans, advances or capital contributions to, or investments in, any other person (other than a wholly-owned CompuServe Entity) in an amount exceeding $1 million in the aggregate, or modify any credit policies or practices granted to customers or make any concessions or offer any inducements to accelerate payments; (d) other than as contemplated by CompuServe's May 23, 1997 business plan for fiscal 1998 as furnished to WorldCom, enter into any financial commitments (including any capital expenditure or asset purchase), whether or not in the ordinary course of business or consistent with past practice, in an amount exceeding $1 million in the aggregate; (e) other than in the ordinary course of business consistent with past practice, enter into any contract granting any third-party geographic or market or programming or content exclusivity; or (f) other than contracts entered into for capital expenditures in accordance with CompuServe's May 23, 1997 business plan for fiscal 1998, as furnished to WorldCom, enter into any contract that is not terminable without penalty on or prior to December 31, 2000 involving payments by CompuServe or any of the CompuServe Entities in excess of $1 million individually or $10 million in the aggregate; (viii) except as would not be material, neither CompuServe nor any CompuServe Entity will change any of the accounting principles or practices used by it unless required by statutory accounting principles or GAAP and notice thereof is given to WorldCom promptly following such change; (ix) neither CompuServe nor any CompuServe Entity will pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations (a) reflected or reserved against in, or contemplated by, the CompuServe April 30, 1997 balance sheet (the "CompuServe Balance Sheet") in an amount not in excess of that in the CompuServe Balance Sheet; (b) incurred in the ordinary course of business consistent with past practice and in accordance with the other restrictions contained in the CompuServe Merger Agreement, and which by their terms have become due and payable since the date of the CompuServe Balance Sheet; (c) which are legally required to be paid, discharged or satisfied and are paid in accordance with the terms of such claims, liabilities or obligations in existence as of the date of the CompuServe Merger Agreement; or (d) out of insurance proceeds not in excess of $1 million in the aggregate; (x) neither CompuServe nor any CompuServe Entity will adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, share exchange, restructuring, recapitalization or other reorganization of CompuServe or any of the CompuServe Entities; (xi) other than in the ordinary course of business consistent with past practice, and except as contemplated by the CompuServe Merger Agreement, neither CompuServe nor any CompuServe Entity will engage in any transaction, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any Related Party except on terms no less favorable than would be available in competitive arm's-length transactions; (xii) except as would not be material or as contemplated by the CompuServe Merger Agreement, neither CompuServe nor any CompuServe Entity will make any tax election or increase or establish any reserve for taxes or any other liability on its books or otherwise provided therefor, except as required by applicable law or GAAP and as to which CompuServe has provided prompt notice after any such election, or increase or establishment of reserve to WorldCom; (xii) neither CompuServe nor any CompuServe Entity will settle any litigation, other proceeding or arbitration requiring a payment in an amount equal to or greater than $250,000 individually or $1 million in the aggregate or involving any material limitation on its future actions or the surrender or compromise of any of its material rights; (xiii) neither CompuServe nor any CompuServe Entity will enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing; and (xiv) neither CompuServe nor any CompuServe Entity will act, or fail or omit to act, so as to cause any Material Adverse Change in CompuServe and the CompuServe Entities taken as a whole. (Section 8.1 of the CompuServe Merger Agreement).

     Conduct of WorldCom Business Prior to the CompuServe Merger. WorldCom has agreed that, except as contemplated in the CompuServe Merger Agreement or with the prior written consent of H&R Block, which consent will not be unreasonably withheld, until the earlier of the termination of the CompuServe Merger Agreement and the Closing Date: (i) WorldCom will not declare, set aside or pay any dividend or other distribution payable in cash, stock, securities or property other than cash or stock dividends on preferred stock or stock dividends; (ii) WorldCom will not adopt a plan of complete or partial liquidation, dissolution or recapitalization of WorldCom; and (iii) neither WorldCom nor any of the WorldCom Entities will enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing. (Section
8.25 of the CompuServe Merger Agreement).

     Agreement Not to Solicit Other Offers. CompuServe has agreed that, commencing on the date of the CompuServe Merger Agreement, it will, and will use reasonable efforts to cause its officers, directors, employees, representatives and agents to, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Competitive Proposal. CompuServe has agreed it will not, nor shall it permit any of the CompuServe Entities to, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of the CompuServe Entities to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Competitive Proposal or (ii) participate in any discussions or negotiations regarding any Competitive Proposal. Except to the extent the Board of Directors of CompuServe determines it is required to do otherwise in accordance with its fiduciary duties, neither the Board of Directors of CompuServe nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to WorldCom, the approval or recommendation by such Board of Directors or such committee of the CompuServe Merger Proposal. Neither the Board of Directors nor any committee thereof shall approve or recommend, or propose publicly to approve or recommend, any Competitive Proposal or cause CompuServe to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to a Competitive Proposal. Any such withdrawal or modification of the recommendation of the CompuServe Merger Proposal shall not change the approval of the Board of Directors of CompuServe for purposes of causing Section 203 of the DGCL to be inapplicable to the CompuServe Merger Proposal or the status of WorldCom and Acquisition Subsidiary as other than an Acquiring Person under the CompuServe Rights Agreement and shall not directly or indirectly cause a Shares Acquisition Date or a Distribution Date (as such terms are defined in the CompuServe Rights Agreement) to occur.

     Additionally, H&R Block has agreed that it will, and will direct and use reasonable efforts to cause its officers, directors, employees, representatives and agents to, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Competitive Proposal. H&R Block has agreed it will not, nor shall it permit any of the H&R Block Entities to, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of the H&R Block Entities to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Competitive Proposal or (ii) participate in any discussions or negotiations regarding any Competitive Proposal. H&R Block and CompuServe have each agreed to immediately advise WorldCom orally and in writing of any request for information or of any Competitive Proposal and the material terms and conditions thereof and to keep WorldCom fully informed of the status and details (including amendments or proposed amendments) of any such request or Competitive Proposal. (Section 8.14 of the CompuServe Merger Agreement).

     Nothing contained in the provisions described above will prohibit CompuServe from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to its stockholders if, in the good faith judgment of the Board of Directors of CompuServe, after consultation with outside counsel, failure so to disclose would be inconsistent with its fiduciary duties to CompuServe's stockholders, under applicable law; provided, however, neither CompuServe nor its Board of Directors nor any committee thereof shall, except as permitted by such provisions, as applicable, withdraw or modify, or propose publicly to withdraw or modify, its position with respect to the CompuServe Merger Proposal or approve or recommend, or propose publicly to approve or recommend, a Competitive Proposal. (Section 8.14 of the CompuServe Merger Agreement).

     Voting of CompuServe Shares; No Transfers of CompuServe Common Stock. H&R Block and Block Group have agreed that at any meeting of stockholders of CompuServe, however called, Block Group will vote, and H&R Block will cause Block Group to vote, all of Block Group's shares of CompuServe Common Stock (i) in favor of the approval and adoption of the CompuServe Merger Agreement (as amended from time to time) and the transactions contemplated by the CompuServe Merger Agreement by the stockholders of CompuServe, (ii) against any proposal for any recapitalization, merger (other than the merger contemplated by the CompuServe Merger Agreement), share exchange, exchange offer, tender offer, sale of assets, sale of stock or other business combination between or among CompuServe or any CompuServe Entity, on the one hand, and any other person other than WorldCom or a WorldCom Entity, on the other hand, or any liquidation, dissolution or other action or agreement, that would result in a breach of any representation, warranty, covenant or other obligation or agreement of H&R Block, Block Group or CompuServe under the CompuServe Merger Agreement or that would result in any of the conditions to the obligations of any party under the CompuServe Merger Agreement not being fulfilled, and (iii) in favor of any other matter necessary for the consummation of the transactions contemplated by the CompuServe Merger Agreement with respect to which Block Group may be entitled to vote. In addition, each of H&R Block, Block Group and CompuServe has agreed that it will not, and H&R Block will not cause or permit Block Group to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, or create or permit to exist any Liens or Other Encumbrances on, whether directly or indirectly, any of Block Group's shares of CompuServe Common Stock or securities or interests in a CompuServe Entity, respectively, or any of the assets required to be transferred to CompuServe pursuant to the CompuServe Merger Agreement, as described under "-- Certain Other Covenants." (Sections 8.2 and 8.3 of the CompuServe Merger Agreement).

     CompuServe and CompuServe Entity Employees. The parties have agreed that all current employees of CompuServe or a CompuServe Entity ("CompuServe Employees") as of the Closing shall be employed, immediately after the Closing, by CompuServe or a CompuServe Entity. On and after the Closing, WorldCom is required to honor, and cause CompuServe to honor, all provisions of certain employment or severance agreements or plans in effect for CompuServe Employees (or any former employee of CompuServe or any CompuServe Entity) as of the Closing. Notwithstanding the foregoing, at any time after the Closing, the employment of any CompuServe Employee may be terminated and any such agreement may be amended or terminated in accordance with its terms, provided that WorldCom has agreed that it will not provide notice of a materially adverse amendment or termination of the CompuServe Layoff or Involuntary Personnel Reduction Policy, the Severance Plan described below under "-- Interests of Certain Persons in the CompuServe Merger," or the Change in Control Agreements described below under "-- Interests of Certain Persons in the CompuServe Merger" for a period of twelve months following the Closing Date. WorldCom, following the Closing Date is required to permit such CompuServe Employees who are retained as CompuServe or CompuServe Entity employees or become WorldCom employees thereafter, and who were participating in certain CompuServe benefit plans immediately prior to the Closing Date, to participate in corresponding employee compensation and benefit plans, programs, policies and fringe benefits (including severance and post-employment benefits, if any) of WorldCom which must, in the aggregate, provide the CompuServe Employees with benefits that are comparable to those provided under the CompuServe benefit plans as of the Closing Date and substantially in accordance with the generally applicable eligibility criteria thereof, it being understood that such plans, programs, policies and fringe benefits after the Closing will be those of WorldCom immediately before the Closing and it being further understood that such plans, programs, policies or fringe benefits will not be materially and adversely amended, terminated or discontinued for a period of six months following the Closing Date unless otherwise required by applicable law. Notwithstanding the foregoing, (i) WorldCom may continue (or cause CompuServe to continue after the Closing) one or more of the CompuServe benefit plans, and WorldCom will be deemed to have satisfied its obligations under such section of the CompuServe Merger Agreement) with respect to the type of benefits provided under such CompuServe benefit plan(s) and (ii) WorldCom agrees that it will not, either directly or indirectly through its control of CompuServe, amend in any material respect or terminate the CompuServe Deferred Compensation Plan for a period of six months following the Closing Date. WorldCom has agreed to credit prior service of CompuServe Employees with CompuServe or any CompuServe Entity, as applicable, for purposes of determining the vesting, eligibility, waiting periods or qualification of or participation of such employees under WorldCom's benefit programs and any successor benefit programs to the extent that such prior service was recognized under such CompuServe benefit plans (which will include severance, if any, and vacation pay plans but will not include stock option or award plans and will not result in duplication of benefits); such prior service credited under a WorldCom benefit program will include service with other entities to the extent that such service is credited by CompuServe or any CompuServe Entity for purposes of any CompuServe benefit plan similar to such WorldCom benefit plan. Any WorldCom benefit plan which is a group health plan within the meaning of Section 5000(b) of the Code is required to waive all pre-existing condition limitations with respect to the CompuServe Employees.

     Notwithstanding the foregoing or any other provision of the CompuServe Merger Agreement, upon consummation of the AOL Transaction, WorldCom will have no obligation under the CompuServe Merger Agreement to provide any employment, compensation or benefits to any former employee of the Online Services Business, but WorldCom is required to provide in the documents relating to WorldCom's and/or CompuServe's assignment or transfer of the Online Service Business to AOL or its affiliate or assignee that AOL (or such affiliate or assignee) shall provide benefits to employees of the Online Services Business which are substantially equivalent in value to the benefits otherwise called for above. See "Certain Related Transactions -- AOL Transaction."

     The parties have acknowledged and agreed that (i) the consummation of the transactions contemplated by the CompuServe Merger Agreement will constitute a "change in control of" CompuServe for purposes of the CompuServe benefit plans and (ii) the resignation of any officer or director of CompuServe in his or her position as such pursuant to the CompuServe Merger Agreement will not be treated as a voluntary termination of employment of such officer or director under certain specified employment and severance agreements and will not otherwise adversely affect the material rights of such officers or directors under such agreements. (Section 8.17 of the CompuServe Merger Agreement). See "Plan of Merger -- Interests of Certain Persons in the CompuServe Merger."

     Treatment of Stock Options. WorldCom and CompuServe have agreed that all CompuServe Stock Options, including all rights, options or similar rights to acquire CompuServe Common Stock, will be canceled as of the Effective Time without any further liability or obligation of CompuServe thereunder. On or as soon as practicable following the date of the CompuServe Merger Agreement and prior to the Effective Time, the Board of Directors of CompuServe (or, if appropriate, any committee administering the CompuServe Stock Option Plans), is required to adopt such resolutions or take such other actions as may be required to cause all CompuServe Stock Options not previously exercised in accordance with their terms to be canceled effective immediately prior to the Effective Time (or earlier if permitted under the terms thereof), and only entitle the holders thereof, upon surrender thereof, to receive a specified amount in cash. (Section 8.26 of the CompuServe Merger Agreement). See "Plan of
Merger -- Interests of Certain Persons in the CompuServe Merger."

     Facilities Agreements. H&R Block has agreed that, for a period of two years following the Closing, it will not terminate any of the sublease agreements in effect on the date of the CompuServe Merger Agreement between H&R Block or an H&R Block Entity, as sublessor, and CompuServe or a CompuServe Entity, as sublessee, governing the use by CompuServe or such CompuServe Entity of office space for the operation of

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

communications processors and attendant equipment, provided, however, that H&R Block or such H&R Block Entity may terminate any such agreement in accordance with its terms if (i) H&R Block's or such H&R Block Entity's tenancy under the applicable master lease agreement is terminated at any time or (ii) CompuServe or such CompuServe Entity defaults in payment of rent reserved under such sublease or materially breaches or violates any other term, covenant or condition of such sublease or of the applicable master lease agreement. (Section
8.21 of the CompuServe Merger Agreement).

     Certain Other Covenants. The CompuServe Merger Agreement also contains, among others, the following additional covenants: (i) CompuServe will call, set a record date, give notice of, convene and hold the Special Meeting and, subject to the provision described under "-- Agreement Not to Solicit Other Offers," the Board of Directors of CompuServe is required to take all steps necessary to present and recommend to its stockholders the approval and adoption of the CompuServe Merger Agreement and to use all reasonable efforts to obtain the approval and adoption by the CompuServe stockholders of the CompuServe Merger Agreement and any of the transactions contemplated thereby requiring such stockholder approval; (ii) WorldCom and CompuServe will prepare and file with the Commission the Registration Statement of which this Proxy Statement/Prospectus is a part and will use all reasonable efforts to have the Registration Statement declared effective as promptly as practicable thereafter;
(iii) WorldCom will apply to have the WorldCom Common Stock to be issued in connection with the CompuServe Merger approved for quotation on The Nasdaq National Market, subject to official notice of issuance; (iv) WorldCom will not waive or request a waiver of certain provisions under the AOL Agreement relating to compliance with the Hart-Scott-Rodino Act and other governmental filings without the prior written consent of CompuServe; (v) subject to the provisions of existing confidentiality arrangements and certain other conditions, each of H&R Block, Block Group, CompuServe and WorldCom and their respective affiliated entities will give to each such other party reasonable access to information regarding the business and operations of such party as the other party may from time to time reasonably request; (vi) H&R Block and WorldCom will promptly make their respective filings, and will thereafter use their best efforts to promptly make any required submissions, under the Hart-Scott-Rodino Act with respect to the transactions contemplated thereby, and H&R Block, Block Group, CompuServe and WorldCom will use their respective reasonable efforts to promptly make all other required filings and submissions with respect to all other permits, authorizations, consents and approvals from third parties and Governmental Entities necessary to consummate the transactions contemplated by the CompuServe Merger Agreement and the Stockholders Agreement; (vii) each of H&R Block and Block Group has acknowledged that the name CompuServe, whether alone or in combination with one or more other words, and including any abbreviations or derivations of such name, is an asset of CompuServe and will be an asset solely of CompuServe immediately following the Closing; (viii) each of H&R Block and Block Group will execute and deliver to WorldCom at the Closing, without further consideration, a Noncompete/Nonsolicitation Agreement in which H&R Block (defined to include the H&R Block Entities) will agree to certain confidentiality, noncompetition and nonsolicitation restrictions; (ix) each of H&R Block, Block Group, CompuServe, WorldCom and Acquisition Subsidiary will use its best efforts (a) to cooperate with each other in determining whether any filings are required to be made or consents are required to be obtained in any jurisdiction prior to the closing of the CompuServe Merger (and any closing under the Stockholders Agreement), in connection with the consummation of the transactions contemplated by the CompuServe Merger Agreement or the Stockholders Agreement and cooperate in making any such filings promptly and in seeking to obtain any such consents in a timely manner, or (b) to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements which may be imposed by agency or court order on such party (or any subsidiaries or other affiliates of such party) with respect to the CompuServe Merger Agreement and the Stockholders Agreement, and (c) to take, or cause to be taken, all actions necessary to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any governmental entity and/or any other public entity which is required to be obtained or made by such party or any of its subsidiaries or other affiliates in connection with the CompuServe Merger Agreement and the Stockholders Agreement and the transactions contemplated hereby and thereby; (x) H&R Block and CompuServe will reasonably cooperate with WorldCom in furnishing financial information relating to the Online Services Business, the network services business and any other business of CompuServe for periods prior to the closing of the CompuServe Merger to the extent such information may be required to prepare financial information required to be filed under the Securities Act, the Exchange Act or the rules and regulations promulgated by the Commission thereunder; (xi) CompuServe, H&R Block and the members of their respective Boards of Directors will grant such approvals, and take such actions as are necessary so that the transactions contemplated by the CompuServe Merger Agreement and the Stockholders Agreement may be consummated as promptly as practicable on the terms contemplated thereby and otherwise act to eliminate or minimize the effects of any takeover statute on any of the transactions contemplated hereby; (xii) H&R Block, Block Group and CompuServe have agreed that any interests, assets or rights of CompuServe owned, leased or held by H&R Block or any H&R Block Entity will be transferred to CompuServe prior to the Closing; (xiii) H&R Block and each H&R Block Entity (excluding CompuServe) will pay to CompuServe and each CompuServe Entity all amounts owed to them, less any amounts owing from such entities to H&R Block and/or an H&R Block Entity; (xiv) effective as of the Effective Time, H&R Block and each of its affiliated entities release all claims it may have against CompuServe; and (xv) WorldCom and the Surviving Corporation will provide certain indemnification to the officers and directors of CompuServe as described under "-- Interests of Certain Persons in the CompuServe Merger -- Indemnification." (Article II and Sections 8.6, 8.7, 8.8, 8.10, 8.15, 8.16, 8.18, 8.20 and 12.10 of the CompuServe Merger
Agreement).

     Unless such action or omission is required by applicable law or otherwise contemplated or permitted by the CompuServe Merger Agreement (including the assignment of the Online Services Business pursuant to the AOL Agreement), each of H&R Block, Block Group, CompuServe, WorldCom and Acquisition Subsidiary has agreed not to knowingly or intentionally take any action or omit to take any action, if such action or omission would, or reasonably might be expected to, result in any of the representations and warranties set forth in the CompuServe Merger Agreement being or becoming untrue or inaccurate or any of the conditions to the CompuServe Merger set forth in the CompuServe Merger Agreement or to the transactions contemplated by the Stockholders Agreement not being satisfied, or would adversely affect the ability of CompuServe, Block Group, H&R Block, WorldCom or Acquisition Subsidiary to obtain any consents or approvals required of it for the consummation of the transactions contemplated by the CompuServe Merger Agreement and the Stockholders Agreement, without imposition of a condition or restriction which would have a Material Adverse Effect, or would, or might reasonably be expected to, materially delay or prevent the holding of the Special Meeting or the taking of a vote thereat, the filing and clearance of this Proxy Statement/Prospectus or the filing and effectiveness of the Registration Statement or would, or might reasonably be expected to, otherwise materially impair the ability of H&R Block, Block Group, CompuServe, WorldCom or Acquisition Subsidiary to consummate the transactions contemplated by the CompuServe Merger Agreement and the Stockholders Agreement, in accordance with the terms thereof or materially delay any such consummation. (Section 8.15 of the CompuServe Merger Agreement).

     Tax Matters. The CompuServe Merger Agreement provides that the acquisition of CompuServe by WorldCom will be treated as a deemed asset acquisition for federal income tax purposes under Section 338(h)(10) of the Code. See
"-- Certain United States Federal Income Tax Consequences." Similar treatment, to the extent permissible, will occur under applicable state, local and foreign tax law. As such, CompuServe will be treated as a new company for tax purposes with a tax basis in its assets based on the fair market value of the assets at the time of Closing. Any tax liability resulting from the deemed asset sale under Section 338(h)(10) (or under applicable state, local or foreign tax law) will be the responsibility of H&R Block. The CompuServe Merger Agreement also provides that H&R Block will indemnify WorldCom and CompuServe with respect to all tax liabilities of CompuServe arising with respect to taxable periods up to and including the Closing. WorldCom will indemnify H&R Block for any tax liabilities of CompuServe arising with respect to post closing taxable periods. There also exists a tax sharing agreement between CompuServe and H&R Block which will continue to apply with respect to pre-closing taxable periods, it being the intent of the parties that CompuServe will be entitled to all the benefits payable thereunder (subject to the liabilities thereunder) on account of the utilization of CompuServe's net operating losses (and other tax attributes) by the Block Group. All transfer taxes, if any, incurred in connection with the CompuServe Merger, will be shared equally between H&R Block and WorldCom. (Article IX of the CompuServe Merger Agreement).

     Representations and Warranties. The CompuServe Merger Agreement contains various representations and warranties made by each of H&R Block, Block Group, CompuServe, WorldCom, and Acquisition Subsidiary. The representations and warranties given in the CompuServe Merger Agreement or in any instrument delivered pursuant thereto will survive the Closing and are the subject of indemnification as described below under "-- Indemnification."

     Representations and Warranties Regarding CompuServe. H&R Block, Block Group and CompuServe, jointly and severally, made representations and warranties in the CompuServe Merger Agreement to WorldCom and Acquisition Subsidiary relating to the following matters regarding CompuServe and, in some instances, the CompuServe Entities: (i) organization, existence and good standing; (ii) capital stock and capitalization; (iii) ownership of the CompuServe Entities' capital stock and investments; (iv) power and authority to perform obligations under the CompuServe Merger Agreement and related agreements; (v) the filings, consents or approvals necessary to execute, deliver and perform the CompuServe Merger Agreement; (vi) no conflicts or violations of its Certificate of Incorporation, Bylaws or other agreements or liens; (vii) financial statements and the filing with the Commission of all reports, proxy statements, forms and other documents required to be filed; (viii) the absence of certain events, changes or effects;
(ix) the absence of litigation which would have a Material Adverse Effect; (x) existence and validity of contracts; (xi) accounts receivable; (xii) taxes;
(xiii) employee benefit plans and employment matters; (xiv) compliance with laws and permits; (xv) intellectual property matters; (xvi) labor matters; (xvii) insurance matters; (xviii) the CompuServe Rights Agreement; (xviv) commissions and fees relating to the transactions contemplated by the CompuServe Merger Agreement; (xx) the vote required to approve and adopt the CompuServe Merger Agreement; (xxi) receipt of the opinion of CompuServe's financial advisor; and
(xxii) compliance with takeover statutes. (Article III of the CompuServe Merger Agreement).

     Representations and Warranties Regarding H&R Block. H&R Block made representations and warranties in the CompuServe Merger Agreement to WorldCom and Acquisition Subsidiary relating to the following matters regarding itself and, in some instances, certain entities affiliated with H&R Block: (i) organization, existence and good standing; (ii) ownership of the capital stock of the Block Group; (iii) power and authority to enter into the CompuServe Merger Agreement and related agreements; (iv) non-contravention of H&R Block's Articles of Incorporation or Bylaws or other agreements; (v) the filings, consents or approvals necessary to execute, deliver and perform the CompuServe Merger Agreement; (vi) taxes; (vii) the assets and employees used in CompuServe's business; (viii) legal proceedings; (ix) the H&R Block Rights Agreement; (x) the commissions and fees paid relating to the transactions contemplated by the CompuServe Merger Agreement; and (xi) receipt of the opinion of H&R Block's financial advisor. (Article IV of the CompuServe Merger Agreement).

     Representations and Warranties Regarding Block Group. Block Group made representations and warranties in the CompuServe Merger Agreement to WorldCom and Acquisition Subsidiary relating to the following matters regarding itself:
(i) organization, existence and good standing; (ii) ownership of CompuServe Common Stock; (iii) power and authority to enter into the transactions contemplated by the CompuServe Merger Agreement; (iv) non-contravention of Block Group's Certificate of Incorporation or Bylaws or other agreements; (v) the filings, consents and approvals necessary to execute, deliver and perform the CompuServe Merger Agreement; and (vi) legal proceedings. (Article V of the CompuServe Merger Agreement).

     Representations and Warranties Regarding WorldCom. WorldCom made representations and warranties in the CompuServe Merger Agreement to H&R Block, Block Group and CompuServe relating to the following matters regarding itself and, in some instances, the WorldCom Entities: (i) organization, existence and good standing; (ii) the WorldCom Common Stock and capitalization; (iii) power and authority to enter into the transactions contemplated by the CompuServe Merger Agreement; (iv) noncontravention of WorldCom's Certificate of Incorporation or Bylaws or other agreements; (v) the filings, consents and approvals necessary to execute, deliver and perform the CompuServe Merger Agreement; (vi) financial statements and the filing with the Commission of all reports, proxy statements, forms and other documents required to be filed; (vii) subsequent material adverse changes; (viii) legal proceedings; (ix) taxes;

(x) compliance with laws; (xi) required vote; and (xii) commissions and fees relating to the transactions contemplated by the CompuServe Merger Agreement. (Article VI of the CompuServe Merger Agreement).

     Representations and Warranties Regarding Acquisition Subsidiary. WorldCom and Acquisition Subsidiary, jointly and severally, made representations and warranties in the CompuServe Merger Agreement to H&R Block, Block Group and CompuServe relating to the following matters regarding Acquisition Subsidiary:
(i) organization, existence, good standing and ownership interests; (ii) power and authority to enter into the transactions contemplated by the CompuServe Merger Agreement; (iii) non-contravention of laws and regulations; (iv) the filings, consents and approvals necessary to execute, deliver and perform the CompuServe Merger Agreement; (v) legal proceedings; (vi) no contracts or liabilities; and (vii) commissions and fees relating to the transactions contemplated by the CompuServe Merger Agreement. (Article VII of the CompuServe Merger Agreement).

  Indemnification

     Indemnification by H&R Block and Block Group. H&R Block and Block Group, jointly and severally, have agreed to indemnify, subject to certain limitations, WorldCom and Acquisition Subsidiary and, after the Closing Date, CompuServe and the CompuServe Entities and certain other related parties (the "H&R Block Indemnified Parties"), from and against any and all Losses and Expenses which relate to (i) the conduct of the business or affairs of H&R Block, Block Group or any of certain entities related to H&R Block on or prior to the closing of the CompuServe Merger; (ii) any action, suit, claim, demand, proceeding or investigation brought by or on behalf of persons who were, at or prior to the Effective Time, holders of the capital stock of H&R Block, Block Group or CompuServe, which suit, claim, demand, action, proceeding or investigation alleges that any action or failure to act of the issuer of such capital stock, any affiliate of such issuer or any director, officer, employee or agent of such issuer or any affiliate of such issuer in connection with the CompuServe Merger Agreement or related agreements, or any of the transactions contemplated thereby was a breach of fiduciary duty, or a violation of law or unauthorized, ultra vires or otherwise wrongful or illegal; (iii) any breach of certain representations, warranties, covenants or agreements of H&R Block, Block Group or CompuServe specified in Section 8.4(a) of the CompuServe Merger Agreement or pursuant to certain certificates; (iv) any action, suit, claim, demand or proceeding or investigation brought in connection with the enforcement of any or all of the foregoing clauses (i), (ii) or (iii); or (v) certain tax matters. (Section 8.4(a) of the CompuServe Merger Agreement).

     H&R Block and Block Group, jointly and severally, have agreed to indemnify the H&R Block Indemnified Parties from and against 80.13% of any Losses and Expenses which relate to, (i) certain legal proceedings relating to CompuServe's initial public offering, (ii) any breach of the representations, warranties, covenants or agreements specified in Section 8.4(b)(ii) of the CompuServe Merger Agreement or pursuant to certain certificates, (iii) any breach of any representations, warranties, covenants or agreements of H&R Block, Block Group or CompuServe contained in the CompuServe Merger Agreement or in certain certificates, other than those described in the foregoing clause (ii) and without regard to any qualification as to materiality stated therein (including any reference to Material, Material Adverse Change or Material Adverse Effect), with regard to any claim for indemnification relating to any matter for which indemnification is provided by WorldCom pursuant to or arising out of any agreement providing for or relating to the divestiture by WorldCom of any or all of the Online Services Business, if and to the extent that the aggregate of all Losses and Expenses based on, arising out of or related to all breaches (other than with respect to a knowing or intentional breach of any such representation, warranty, covenant or agreement, as to which no dollar threshold shall apply) described in this clause (iii) exceeds $10 million; (iv) any breach of any representations, warranties, covenants or agreements, other than those described in the foregoing clause (ii) and without regard to any qualification as to materiality stated therein (including any reference to Material, Material Adverse Change or Material Adverse Effect), with regard to any claim for indemnification regarding any matter other than matters covered in the foregoing clause (iii), if and to the extent that the aggregate of all Losses and Expenses based on, arising out of or related to all breaches (other than with respect to a knowing or intentional breach of any such representation, warranty, covenant or agreement, as to which no dollar threshold shall apply) described in this clause (iv) exceeds $10 million; or (v) any action, suit, claim, demand or proceeding brought in connection with the enforcement of the foregoing clauses
(i), (ii), (iii) and (iv).

Any matter covered by both of the foregoing clauses (iii) and (iv) will be apportioned equally to both thresholds. (Section 8.4(b) of the CompuServe Merger Agreement).

     The H&R Block Indemnified Parties will not be entitled to indemnification under clause (ii) of the preceding paragraph unless, prior to March 15, 1999, an H&R Block Indemnified Party has notified H&R Block and Block Group in writing of the existence of any Losses and Expenses that may reasonably be expected to give rise to any such indemnification obligation. Notwithstanding any provision therein to the contrary, (i) any claim for indemnification related to or arising out of any tax matter may be brought at any time prior to 60 business days after the expiration of the applicable tax statute of limitations with respect to the relevant taxable period (including all extensions obtained, whether automatic or permissive) and (ii) any claim for indemnification based on, related to or arising out of any tax matter set forth in Section 9.2(a) and Section 9.2(b) of the CompuServe Merger Agreement (see "-- Tax Matters") shall be governed solely by Section 9.2 of the CompuServe Merger Agreement. (Section 8.4(d) of the CompuServe Merger Agreement).

     Each of H&R Block and Block Group has waived and acknowledged and agreed that it and they will not have and will not exercise or assert (or attempt to exercise or assert), any right of contribution, right of subrogation, right of indemnity or other similar right or remedy against CompuServe or any of the CompuServe Entities with respect to claims arising out of the CompuServe Merger Agreement and the transactions contemplated thereby, or any Losses or Expenses referred to in the CompuServe Merger Agreement at or after the Effective Time for any other claim accrued as of the Effective Time. (Section 8.5 of the CompuServe Merger Agreement).

     Indemnification by WorldCom and Acquisition Subsidiary. Each of WorldCom and Acquisition Subsidiary and, after the Closing, CompuServe, has agreed to indemnify H&R Block, Block Group, and certain other related parties from and against any Losses and Expenses which relate to (i) the conduct of the business of CompuServe after the Closing as long as and to the extent that CompuServe constitutes a WorldCom Entity; (ii) any action, claim or proceeding brought in connection with the enforcement of such indemnification; or (iii) certain tax matters. (Section 8.4(c) of the CompuServe Merger Agreement).

     An indemnity payment otherwise due and payable under the CompuServe Merger Agreement (i) will be decreased (but not below zero) to the extent of any net actual reduction in federal income tax liability that is actually realized by the Indemnified Party at the time of its payment of an indemnifiable loss and
(ii) will be increased to indemnify the Indemnified Party for any additional federal income taxes payable by the Indemnified Party by reason of the receipt or accrual of such indemnity payment. (Section 8.4(f) of the CompuServe Merger Agreement).

     Termination. The CompuServe Merger Agreement may be terminated at any time prior to the Closing, whether before or after adoption and approval of the CompuServe Merger Proposal by the holders of CompuServe Common Stock, in the following circumstances: (i) by mutual written consent of WorldCom, H&R Block, Block Group and CompuServe; (ii) by any of WorldCom, H&R Block, Block Group or CompuServe if the Closing shall not have occurred on or before March 1, 1998, unless the failure to do so is the result of a breach of the CompuServe Merger Agreement by the party seeking to terminate the CompuServe Merger Agreement (for which purposes CompuServe shall be deemed to include H&R Block and Block Group, if CompuServe is seeking to terminate the CompuServe Merger Agreement, and each of H&R Block and Block Group shall be deemed to include CompuServe and each other, if either H&R Block or Block Group is seeking to terminate the CompuServe Merger Agreement); (iii) by WorldCom, if there occurs a breach by H&R Block, Block Group or CompuServe of the agreements described above under "-- Agreement Not to Solicit Other Offers;" (iv) by WorldCom, in the event of a breach by H&R Block, Block Group or CompuServe of any representation, warranty, covenant or other agreement contained in the CompuServe Merger Agreement which (a) would result in the failure of a condition to WorldCom's obligations under the CompuServe Merger Agreement and (b) cannot be or has not been cured by March 1, 1998 (an "H&R Block Material Breach" or a "CompuServe Material Breach," as the case may be), provided that there is not then a WorldCom Material Breach (as defined in the next clause); (v) by H&R Block, Block Group or CompuServe, in the event of a breach by WorldCom of any representation, warranty, covenant or other agreement contained in the CompuServe Merger Agreement which (a) would result in the failure of a condition to H&R Block's, Block Group's and CompuServe's obligations under the CompuServe Merger Agreement and (b) cannot be or has not been cured by March 1, 1998 (a "WorldCom Material Breach"), provided that there is not then a CompuServe Material Breach or an H&R Block Material Breach; (vi) by WorldCom if
(a) the Board of Directors of CompuServe or any committee thereof shall have withdrawn or modified in a manner adverse to WorldCom its approval or recommendation of the CompuServe Merger Proposal, or failed to reconfirm its recommendation within fifteen business days after a written request to do so, or approved or recommended any Competitive Proposal or (b) the Board of Directors of CompuServe or any committee thereof shall have resolved to take any of the foregoing actions; or (vii) by CompuServe, if the Average Trading Price of a share of WorldCom Common Stock is less than $24.00. (Section 11.1 of the CompuServe Merger Agreement.)

     Expenses; Termination Fees. The parties have agreed that all costs and expenses incurred in connection with the CompuServe Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses, except that at the Closing, H&R Block will pay or reimburse all costs and expenses in excess of $2.2 million in the aggregate incurred by it and by CompuServe and any CompuServe Entity (including the fees, commissions and expenses of all investment bankers, financial advisors, legal advisors, consultants and accountants) in connection with the CompuServe Merger Agreement and the transactions contemplated thereby and in connection with any and all discussions, negotiations and other activities concerning any previously contemplated possible transaction with any other person. Notwithstanding the foregoing, if the CompuServe Merger Agreement is terminated (A) by WorldCom, H&R Block, Block Group or CompuServe pursuant to the provision described in clause
(ii) of the preceding paragraph after the failure of the holders of CompuServe Common Stock to approve and adopt the CompuServe Merger Proposal at the Special Meeting, (B) by WorldCom pursuant to the provision described in clause (iii) of the preceding paragraph or, as a result of a willful or knowing breach, pursuant to the provision described in clause (iv) of the preceding paragraph, (C) by WorldCom pursuant to the provision described in clause (vi) of the preceding paragraph, or (D) by H&R Block, Block Group or CompuServe pursuant to the provision described in clause (v) of the preceding paragraph as a result of a willful or knowing breach, then in the case of clause (A), (B) or (C), H&R Block, Block Group and CompuServe will be obligated, jointly and severally, to pay WorldCom the amount of $15 million, or in the case of clause (D), WorldCom will be obligated to pay H&R Block, Block Group and CompuServe the aggregate amount of $15 million, in each case in immediately available funds. Further, if the CompuServe Merger Agreement is terminated pursuant to the provision described in clause (ii) of the preceding paragraph (A) by WorldCom and the AOL Hart-Scott-Rodino Condition has not been satisfied or waived prior to the date of termination and no other conditions to the parties' obligations to consummate the CompuServe Merger, other than conditions within the control of WorldCom, remain unsatisfied, or (B) by H&R Block, Block Group or CompuServe on or after June 1, 1998, and prior thereto the AOL Hart-Scott-Rodino Condition has not been satisfied or waived, WorldCom will be obligated to pay CompuServe the aggregate amount of $45 million in immediately available funds. (As a result of the expiration of the Hart-Scott-Rodino waiting period with respect to the AOL Transaction, the AOL Hart-Scott-Rodino Condition has been satisfied). The parties acknowledge and agree in the CompuServe Merger Agreement that payment of the foregoing fees are not necessarily to be exclusive of any other rights any party may have under the CompuServe Merger Agreement or at law or in equity for any willful or knowing material breach that occurred prior to the termination of the CompuServe Merger Agreement, provided that any damages to which a party receiving such a payment is entitled will be offset by such payment. (Section 11.5(a) of the CompuServe Merger Agreement).

     If an expense reimbursement or fee becomes due and payable by either party, and such party fails to pay such expense or fee when due pursuant to the preceding paragraph and, in order to obtain such payment, suit is commenced which results in a judgment against such party therefor, such party will be required to pay the other party's reasonable costs, fees and expenses (including reasonable attorneys' fees) in connection with such suit, together with interest computed on any such amounts determined to be due and such costs at the prime or base rate of interest publicly announced from time to time by NationsBank of Texas, N.A. for its most favored borrowers. (Section 11.5(b) of the CompuServe Merger Agreement).

     Amendment and Waiver. The CompuServe Merger Agreement may be amended by the parties before the CompuServe Merger Agreement is approved by the holders of the CompuServe Common Stock, subject to the provisions of applicable law. The parties may waive any provision of the CompuServe Merger Agreement, subject to the provisions of applicable law; provided, that no failure or delay of a party in exercising a right will be deemed a waiver of such or any right. (Sections
11.3 and 11.4 of the CompuServe Merger Agreement).

STOCKHOLDERS AGREEMENT

     In connection with the execution of the CompuServe Merger Agreement, H&R Block, Block Group and WorldCom entered into the Stockholders Agreement on September 7, 1997. A copy of the Stockholders Agreement is attached as Appendix II and incorporated herein by reference. Set forth below is a description of the material terms and conditions of the Stockholders Agreement. The following description does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement. Unless otherwise indicated, references under this caption to articles or sections are references to the Stockholders Agreement. Capitalized terms appearing below that are not otherwise defined herein have the same meanings as are given to such terms in the Stockholders Agreement. Whenever particular articles, sections or defined terms are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

     Voting Agreement and Proxy. H&R Block and Block Group have agreed in the Stockholders Agreement that at any meeting of the stockholders of CompuServe, however called, Block Group will vote, and H&R Block will cause Block Group to vote, all of the shares of CompuServe Common Stock owned by Block Group (the "Block Shares"), (i) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated by the CompuServe Merger Agreement,
(ii) against any proposal for any recapitalization, merger (other than the CompuServe Merger), share exchange, exchange offer, tender offer, sale of assets or other business combination between CompuServe or any CompuServe Entity with any party other than WorldCom, and (iii) in favor of any other matter necessary for the consummation of the transactions contemplated by the CompuServe Merger Agreement with respect to which the Block Group may be entitled to vote. (Section 1.1 of the Stockholders Agreement). In addition, pursuant to the Stockholders Agreement, H&R Block and Block Group have irrevocably appointed WorldCom, or any nominee of WorldCom, as agent and proxy (the "Proxy") to vote the Block Shares at any stockholder meeting or otherwise as described above. In the event WorldCom exercises the Option described below, the scope of the Proxy is automatically expanded to permit WorldCom to vote the Block Shares in any manner it chooses. (Section 1.3 of the Stockholders Agreement). AS A RESULT OF THESE AGREEMENTS, THE COMPUSERVE MERGER AGREEMENT WILL BE APPROVED AND ADOPTED REGARDLESS OF HOW OR WHETHER STOCKHOLDERS OF COMPUSERVE OTHER THAN BLOCK GROUP VOTE THEIR SHARES.

     No Disposition or Encumbrance of Shares. H&R Block and Block Group, jointly and severally, have agreed that, until the termination of the Stockholders Agreement, they will not, and will not offer or agree to, directly or indirectly, sell, transfer, tender, assign, hypothecate or otherwise dispose of, or create or permit to exist any Encumbrance (as defined therein) on, the Block Shares, or any interest in the Block Shares, at any time prior to the expiration of the term of the Stockholders Agreement. (Section 1.2 of the Stockholders Agreement.)

     Grant of Option. In the Stockholders Agreement, H&R Block and Block Group have granted WorldCom an irrevocable option (the "Option") to purchase (the "Purchase") all (but not less than all) of the H&R Block Shares in consideration of the payment of the purchase price in shares of WorldCom Common Stock described below. The Option will become exercisable upon the occurrence of any of the Triggering Events described below. WorldCom is not under any obligation to exercise the Option and may allow the Stockholders Agreement to terminate without effecting the purchase of the Block Shares under the Stockholders Agreement. The purchase price for each Block Share will equal a fraction of a share of WorldCom Common Stock calculated in the same manner as the CompuServe Exchange Ratio for the CompuServe Merger, except that (i) the Average Trading Price of a share of WorldCom Common Stock will be determined based on the twenty consecutive full trading days immediately preceding the day on which the

Purchase closes, and (ii) H&R Block and Block Group have no right to terminate the closing of the Purchase if the Average Trading Price is less than $24.00. In order to allow the transaction that would result from the exercise of the Option to qualify for certain desired tax treatment, WorldCom will pay Block Group, which, as of the date of this Proxy Statement/Prospectus, holds approximately 80.1% of the outstanding CompuServe Common Stock, $1 million in cash in lieu of issuing shares of WorldCom Common Stock valued at $1.1 million, based on the Average Trading Price. (Section 2.1 of the Stockholders Agreement). See
"-- Certain United States Federal Income Tax Consequences."

     Upon the occurrence of one or more of the events set forth below (the "Triggering Events"), WorldCom may exercise the Option: (i) the Board of Directors of CompuServe or any committee thereof shall have withdrawn or modified in a manner adverse to WorldCom its approval or recommendation of the CompuServe Merger Proposal, or failed to reconfirm its recommendation within fifteen business days after a written request to do so, or the Board of Directors of CompuServe or any committee thereof shall have resolved to take any of the foregoing actions; (ii) CompuServe shall fail to call, give notice of, convene and hold the Special Meeting as required by the CompuServe Merger Agreement; or (iii) any party to the CompuServe Merger Agreement shall have terminated such agreement pursuant to the provision described in clause (ii) of "-- Terms and Conditions of the Proposed CompuServe Merger -- Termination" or WorldCom shall have terminated the CompuServe Merger Agreement pursuant to any of the provisions described in clauses (iii), (iv) or (vi) of "-- Terms and Conditions of the Proposed CompuServe Merger -- Termination" and, in any such case, H&R Block, Block Group or CompuServe shall have breached one of its covenants or agreements under the CompuServe Merger Agreement or a condition to WorldCom's obligations under the CompuServe Merger Agreement that is within the control of H&R Block, Block Group or CompuServe shall not have been satisfied at the time of such termination, including, without limitation, the failure of the CompuServe stockholders to approve the CompuServe Merger Proposal. (Section 2.2 of the Stockholders Agreement).

     Conditions to Closing. Both parties' obligations to close the Purchase are subject to the following conditions being fulfilled on the date of Closing: (i) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order, whether temporary, preliminary or permanent, which is in effect and which has or would have the effect of making the transactions contemplated by the Stockholders Agreement illegal or restraining or prohibiting consummation of such transactions and (ii) any mandatory waiting period (and any extension thereof) applicable to the consummation of the Purchase under the Hart-Scott-Rodino Act, any foreign competition law or similar law must have expired or been terminated. WorldCom's obligation to close the Purchase is subject to the satisfaction or waiver of the conditions described in clauses (i), (ii) and (iii) under the caption "-- Terms and Conditions of the Proposed CompuServe Merger -- WorldCom's Conditions." Block Group's obligation to close the Purchase is subject to the satisfaction or waiver of the conditions described in clauses (i) and (ii) under the caption "-- Terms and Conditions of the Proposed CompuServe
Merger -- CompuServe's and H&R Block's Conditions." (Sections 2.3(a), (b) and
(c) of the Stockholders Agreement).

     Closing. The closing of the purchase of the Block Shares will occur on the date designated by WorldCom in its written notice to Block Group of its desire to purchase the Block Shares, subject to the fulfillment or waiver of the conditions to the parties' obligations thereunder, provided that the Closing will take place no earlier than two business days after and no later than five business days after the satisfaction or waiver of such conditions. H&R Block and Block Group, on the one hand, and WorldCom, on the other hand, will use reasonable efforts to deliver or cause to be delivered to the other at or prior to the Closing hereunder the certificates, opinions and other documents contemplated by Article X of the CompuServe Merger Agreement, subject to certain specified modifications. (Section 2.4 of the Stockholders Agreement).

     Upon the giving by WorldCom to Block Group of the written notice of exercise of the Option provided for under the Stockholders Agreement and the tender of the applicable Purchase Price, WorldCom will be deemed to be the holder of record of the Shares issuable upon such exercise, notwithstanding that the stock transfer books of CompuServe shall then be closed or that certificates representing such Shares shall not then have actually been delivered to WorldCom. H&R Block is required to pay all expenses, and any and all United States federal, state, and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates to WorldCom or its assignee, transferee, or designee. (Section 2.3(e) of the Stockholders Agreement).

     Representations, Warranties and Covenants. H&R Block and Block Group, on the one hand, and WorldCom, on the other hand, made the representations and warranties contained in the CompuServe Merger Agreement to the other party, subject to certain modifications. (Articles III and V of the Stockholders Agreement). Each party agreed to certain of their respective covenants contained in the CompuServe Merger Agreement, subject to certain modifications. (Article VI of the Stockholders Agreement). The representations, warranties, covenants and agreements contained in the Stockholders Agreement will survive the termination of the CompuServe Merger Agreement and the Option and the Closing thereunder. (Section 8.1 of the Stockholders Agreement).

     Term. The Stockholders Agreement will remain in effect until the earlier to occur of (i) the closing of the Purchase under the Stockholders Agreement, (ii) the Closing under the CompuServe Merger Agreement, and (iii) thirty business days after termination of the CompuServe Merger Agreement, provided that if the CompuServe Merger Agreement is terminated after the Option is exercised but before the Purchase is consummated, the Stockholders Agreement will not terminate until one year after the termination of the CompuServe Merger Agreement. (Section 7.2 of the Stockholders Agreement).

STANDSTILL AGREEMENT

     H&R Block, Block Group, and WorldCom entered into the Standstill Agreement on September 7, 1997. A copy of the Standstill Agreement is attached as Appendix III and incorporated herein by reference. Set forth below is a description of the material terms and conditions of the Standstill Agreement. The following description does not purport to be complete and is qualified in its entirety by reference to the Standstill Agreement. Unless otherwise indicated, references under this caption to articles or sections are references to the Standstill Agreement. Capitalized terms appearing below that are not otherwise defined herein have the same meanings as are given to such terms in the Standstill Agreement. Whenever particular articles, sections or defined terms are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

     In the Standstill Agreement, each of H&R Block and Block Group agreed on their own behalf and on behalf of their affiliates, for the Standstill Period described below, not to agree, or advise, assist, encourage, provide information or provide financing to others, to, individually or collectively, directly or indirectly: (i) acquire or offer to acquire or agree to acquire from any person or entity beneficial ownership (or options or rights to acquire beneficial ownership) of any equity securities of WorldCom; (ii) make, or in any way participate in any solicitation of proxies to vote, become a participant in any election contest or initiate, propose or otherwise solicit stockholders of WorldCom for the approval of any stockholder proposals; (iii) form, join, in any way participate in, or encourage the formation of a group with respect to any voting securities of WorldCom; (iv) deposit any securities of WorldCom into a voting trust, or subject any securities of WorldCom to any agreement or arrangement with respect to the voting of such securities or any other agreement or arrangement having similar effect; (v) alone or in concert with others, seek, or encourage or support any effort, to influence or control the management, Board of Directors, business, policies, affairs or actions of WorldCom; or (vi) request WorldCom (or any directors, officers, employees or agents of WorldCom), directly or indirectly, to amend, waive or modify the foregoing provisions of the Standstill Agreement. The Standstill Period will begin upon the consummation of the CompuServe Merger and will last for one year thereafter.

SURRENDER OF STOCK CERTIFICATES AND RECEIPT OF COMPUSERVE MERGER CONSIDERATION

     On the Closing Date, WorldCom will instruct the Exchange Agent to mail to each holder of CompuServe Common Stock within five business days of receiving from CompuServe a list of such holders of record (i) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title will pass, only upon delivery of the certificates to the Exchange Agent and will be in such form and have such other provisions as WorldCom may reasonably specify), and (ii) instructions as to the procedure for the surrender of the stock certificates in exchange for certificates representing the CompuServe Merger Consideration. Each holder of CompuServe Common Stock, upon surrender of a stock certificate or certificates representing such stock, together with the transmittal letter provided by the Exchange Agent duly completed and executed by such holder, will be entitled to receive a stock certificate or certificates representing the number of the whole shares of WorldCom Common Stock (together with cash in lieu of fractional shares of WorldCom Common Stock and in payment to Block Group of the Cash Payment) to which such holder is entitled. (Section 1.5 of the CompuServe Merger Agreement). For additional information regarding the WorldCom Common Stock issuable in the CompuServe Merger, see "Description of WorldCom Capital Stock."

     COMPUSERVE STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A TRANSMITTAL LETTER FROM THE EXCHANGE AGENT.

     At the Effective Time, the stock transfer books of CompuServe will be closed, and no transfer of CompuServe Common Stock will be made thereafter. In the event that, after the Effective Time, certificates evidencing CompuServe Common Stock are presented to the Surviving Corporation, they will be cancelled and exchanged for shares of WorldCom Common Stock and cash in lieu of fractional shares. (Section 1.5(d) of the CompuServe Merger Agreement).

     No dividends or other distributions, if any, in respect of the shares of WorldCom Common Stock, declared after the Effective Time and payable to holders of record after the Effective Time, will be paid to the holders of any unsurrendered certificates representing CompuServe Common Stock until such certificates representing CompuServe Common Stock and transmittal letters are surrendered and delivered as provided in the CompuServe Merger Agreement. Subject to applicable law, after the surrender and exchange of the certificates representing CompuServe Common Stock, the record holders thereof will be entitled to receive any such dividends or other distributions without interest thereon, which theretofore have become payable with respect to the number of shares of WorldCom Common Stock for which such certificates representing CompuServe Common Stock were exchangeable. Holders of any unsurrendered certificates representing CompuServe Common Stock will not be entitled to vote the WorldCom Common Stock to which they are entitled until such certificates are exchanged for certificates representing WorldCom Common Stock. (Section 1.5(c) of the CompuServe Merger Agreement).

FRACTIONAL SHARES

     No fractional shares of WorldCom Common Stock will be issued in connection with the CompuServe Merger. Where the CompuServe Merger Consideration would otherwise require the issuance of a fractional share, cash equal to the value of such fractional interest will be paid to the holder of such interest in lieu of such fractional share. The value of such fractional interest will be the product of such fraction multiplied by the Average Trading Price, subject to appropriate adjustment in the event of a stock split, stock dividend or recapitalization after the date of the CompuServe Merger Agreement applicable to shares of WorldCom Common Stock. (Section 1.3(d) of the CompuServe Merger Agreement).

INTERESTS OF CERTAIN PERSONS IN THE COMPUSERVE MERGER

     In considering the recommendations of the CompuServe Board of Directors, stockholders should be aware that certain non-director members of CompuServe's management have certain interests in the CompuServe Merger that are in addition to the interests of stockholders of CompuServe generally. The CompuServe Board of Directors was aware of these other interests and considered them, among other matters, in approving the CompuServe Merger Agreement and the transactions contemplated thereby, including the CompuServe Merger.

  Change in Control Agreements

     CompuServe maintains Change in Control Agreements with its four executive officers: Mr. Gyenes, Executive Vice President and Chief Financial Officer, Mr. Kahn, Executive Vice President, Corporate Operations, Mr. Matteucci, President, Online Services, and Mr. Van Camp, President, Network Services. The CompuServe Merger will result in a change in control of CompuServe for purposes of such agreements. Upon a termination of the executive's employment with CompuServe without cause, as defined in the Change in Control Agreements, or a termination by the executive for good reason, as defined in the Change in Control Agreements, within the two-year period following the change in control, the executive would receive (i) an amount equal to 24 months' salary plus (ii) an amount equal to two times the executive's full annual bonus potential for the performance period in which the termination occurs (where performance goals are involved, 100% achievement of goals is assumed). As of December 1, 1997, these amounts would be equal to approximately $840,000 for Mr. Gyenes, $674,000 for Mr. Kahn, $1,000,000 for Mr. Matteucci and $790,000 for Mr. Van Camp. These amounts would be in addition to payments in respect of any unused vacation days and the pro rata portion of the executive's annual bonus accrued as of the termination date. Severance benefits paid under the Change in Control Agreements would be in lieu of any benefits payable to the executive under any other severance arrangement of CompuServe (including the Severance Plan described below). The Change in Control Agreements may be amended or terminated by the CompuServe Board of Directors; however, no such amendment or termination shall be effective earlier than 180 days following the date that written notice is provided to the executive. In addition, the CompuServe Merger Agreement provides that WorldCom will not, and will not cause CompuServe to, provide notice of the amendment or termination of the Change in Control Agreements prior to 12 months following the Effective Time.

  Severance Plan

     CompuServe has adopted the Severance Plan, which becomes effective as a result of a change in control of CompuServe. The CompuServe Merger will result in a change in control of CompuServe for purposes of the Severance Plan. The following are the material terms of such plan. In the event of the termination of an employee within the two-year period following a change in control of CompuServe, such employee would be entitled to either (i) two times annual base salary and target bonus for executive vice presidents and above, (ii) one times annual base salary and target bonus for vice presidents and director level employees and (iii) two weeks base salary for each year of service (with a minimum of three months and a maximum of the greater of (A) six months base salary and (B) the amount of severance that would be payable to the employee under CompuServe's Layoff or Involuntary Personnel Reduction Policy) for all other employees. Such severance will be paid to an employee terminated without cause within two years of a change in control or, for employees who are director level and above, who resigns with good reason within such two-year period. In addition, following a change in control, any associates who are terminated for declining a request to work at a new location which is greater than 50 miles from their then current place of employment may elect to receive benefits under the Severance Plan or under the Layoff or Involuntary Personnel Reduction Policy. The CompuServe Board may revoke or materially modify these severance benefits on 180 days' notice; however, the CompuServe Merger Agreement provides that WorldCom will not, and will not cause CompuServe to, provide notice of revocation or material amendment of the Severance Plan prior to 12 months following the Effective Time. See " -- Terms and Conditions of the Proposed CompuServe Merger -- CompuServe and CompuServe Entity Employees." For purposes of the Severance Plan, "cause" means (i) the willful failure to substantially perform employment duties after receipt of a written warning, (ii) willful engagement in conduct that is demonstrably and materially injurious to CompuServe and (iii) egregious conduct involving serious moral turpitude. For purposes of the Severance Plan, the term "good reason" means (i) for director level employees and above only: a reduction in such employee's salary, bonus potential, or failure to pay the employee's compensation when due or a material adverse change in title, (ii) for employees who are vice presidents of CompuServe or above only: the events described under (i) above, a relocation of the employee's base office of more than 50 miles, or a material increase in the employee's travel or assignment of duties to the employee that are substantially inconsistent with the employee's position, authority or responsibility in the 90 days prior to the change in control and (iii) for employees who are executive vice presidents of CompuServe or above only: the events described under (i) or
(ii) above, a change in reporting responsibilities or reasonable determination by the employee that he is unable, due solely to the change in control, to effectively perform the duties performed by him prior to the change in control.

     As of December 1, 1997, the aggregate amount of severance that would be payable under the Severance Plan to all director level employees, vice presidents, executive vice presidents and above is equal to approximately $4,449,370.

  Stock Options and Other Awards

     The terms of the CompuServe Merger Agreement will result in all outstanding CompuServe Stock Options under the CompuServe 1996 Long-Term Incentive Plan held by employees of CompuServe, including officers, being terminated as of the Effective Time in exchange for cash payments, aggregating $1,569,318, in the following amounts, depending upon the exercise price of each CompuServe Stock
Option:

                                                                               CASH PAYMENT
EXERCISE PRICE                                           SHARES OUTSTANDING     PER SHARE
--------------                                           ------------------    ------------
$ 9.00.................................................          5,000          $     5.50
$ 9.50.................................................         47,000          $     5.00
$10.06.................................................          5,000          $     4.50
$12.88.................................................        236,709          $     2.00
$14.75.................................................        155,000          $     1.50
$30.00.................................................      1,156,802          $     0.50
                                                             ---------
          Total........................................      1,605,511

     Messrs. Gyenes, Kahn, Matteucci and Van Camp will receive cash payments of $80,000, $124,250, $80,000 and $97,667, respectively, in respect of their
CompuServe Stock Options. The five directors of CompuServe collectively have been awarded a total of 56,400 CompuServe Stock Options pursuant to the CompuServe 1996 Outside Directors Plan with exercise prices ranging from $8.81 to $30.00. These options will be terminated at the Effective Time in exchange for cash payments in the aggregate equal to approximately $155,000.

     The CompuServe Annual Incentive Compensation Plan (the "KEIP") provides for the payment of a prorated target bonus, based on the achievement of performance targets for all KEIP participants at termination of employment due to a change in control. The CompuServe Merger will result in a change in control of CompuServe for purposes of the KEIP. Bonuses will be calculated based on the level of attainment of performance targets as of the end of the month prior to the Effective Time. The current target bonus amounts for fiscal year 1998 under the KEIP for each of Mr. Gyenes, Mr. Kahn, Mr. Matteucci and Mr. Van Camp are $150,000, $125,000, $200,000 and $145,000, respectively.

     At the current time, CompuServe cannot predict what the amounts of the payments, if any, would be for Messrs. Gyenes, Kahn, Matteucci and Van Camp as of the Effective Time.

  Completion Bonuses

     Each of Mr. Gyenes, Mr. Kahn, Mr. Matteucci and Mr. Van Camp will be entitled to receive a completion bonus as of the Effective Time in an amount equal to 50% of their then current base salary. Such payments would not be made if the CompuServe Merger is not consummated for any reason. Assuming completion of the CompuServe Merger, Mr. Gyenes will receive a payment of $135,000, Mr. Kahn will receive a payment of $106,000, Mr. Matteucci will receive a payment of $150,000 and Mr. Van Camp will receive a payment of $125,000 as of the Effective Time. Certain other officers of CompuServe also are eligible to receive completion bonuses. The aggregate amount of such bonuses payable to all officers of CompuServe, including those payable to Messrs. Gyenes, Kahn, Matteucci and Van Camp, is equal to approximately $957,500.

  Employee Benefits

     All participants in the CompuServe 401(k) Savings Plan will become 100% vested in their Company matching account balances as a result of the CompuServe Merger. As of December 1, 1997, the total vested and unvested account balances of each of Messrs. Gyenes, Kahn, Matteucci and Van Camp were approximately $32,434.93, $120,093.28, $13,749.03 and $33,209.05, respectively. As of December
1, 1997, the aggregate total vested and unvested account balances under the 401(k) Savings Plan for all officers and employees of CompuServe, including Messrs. Gyenes, Kahn, Matteucci and Van Camp, was equal to approximately $44,735,411.04. See "-- Terms and Conditions of the Proposed CompuServe Merger -- CompuServe and CompuServe Entity Employees" for other possible interests of management in the CompuServe Merger.

  Deferred Compensation Plans

     CompuServe maintains the CompuServe Corporation Deferred Compensation Plan (the "CompuServe DCP") for the benefit of certain of its highly compensated employees. Under the CompuServe DCP, CompuServe matches each participant's deferral of $1.00 with $.25. Matching contributions vest ratably over a five year period; however, all matching contributions will become 100% vested as a result of the CompuServe Merger. As of September 30, 1997, the total vested and unvested account balances under the CompuServe DCP for each of Mr. Gyenes, Mr. Kahn, Mr. Matteucci and Mr. Van Camp equalled approximately $15,021, $54,741, $160,915 and $10,521, respectively. As of September 30, 1997, the aggregate total vested and unvested account balances under the CompuServe DCP for all officers and employees of CompuServe, including Messrs. Gyenes, Kahn, Matteucci and Van Camp, equalled approximately $1,039,434.

     Certain of CompuServe's highly compensated employees also participated in the past in the H&R Block Deferred Compensation Plan for Executives (the "Block DCP") and continue to maintain account balances thereunder. Under the Block DCP, H&R Block matches each participant's deferral of $1.00 with $.50. Matching contributions vest ratably over a ten year period; however all matching contributions will become 100% vested as a result of the CompuServe Merger. In addition, all account balances under the Block DCP will be paid out to participants in lump sum payments within 45 days following consummation of the CompuServe Merger. As of September 30, 1997, the total vested and unvested account balances under the Block DCP for each of Mr. Kahn and Mr. Van Camp equalled approximately $411,365 and $778,754, respectively. As of September 30, 1997, the aggregate total vested and unvested account balances under the Block DCP for all officers and employees of CompuServe, including Messrs. Gyenes, Kahn, Matteucci and Van Camp, equalled approximately $6,716,762.

  Indemnification

     From and after the Effective Time, WorldCom and the Surviving Corporation have agreed, jointly and severally, to indemnify, defend and hold harmless the directors and officers of CompuServe as and to the extent provided in the CompuServe Certificate, Bylaws or indemnification agreements, as in effect as of the date of the CompuServe Merger Agreement, with respect to matters occurring through the Closing Date, provided that this obligation will not relieve H&R Block or Block Group of their indemnification obligations under Section 8.4 of the CompuServe Merger Agreement. See "-- Terms and Conditions of the Proposed CompuServe Merger -- Indemnification." To the extent reasonably available, WorldCom has agreed to cause the Surviving Corporation to maintain in effect for not less than three years after the Closing Date policies of directors' and officers' liability insurance comparable to those maintained by CompuServe with carriers comparable to CompuServe's existing carriers; provided, however, that the Surviving Corporation will not be required to pay an annual premium for such insurance in excess of 150% of the last annual premium paid prior to the date hereof, but in such case is required to purchase as much coverage as possible for such amount. (Section 12.10 of the CompuServe Merger Agreement).

  Registration Rights

     The CompuServe Merger Agreement requires WorldCom and Block Group to execute a registration rights letter at the closing of the CompuServe Merger pursuant to which WorldCom will agree to register under the Securities Act for resale by Block Group the shares of WorldCom Common Stock received by Block Group in the CompuServe Merger. Pursuant to this registration rights letter and a letter agreement executed in connection with the execution of the CompuServe Merger Agreement, WorldCom has agreed to accomplish this registration by filing a post-effective amendment to the Registration Statement of which this Proxy Statement/Prospectus is a part. Absent such registration, the sale of such shares by Block Group, as an "affiliate" of CompuServe on the date of the Special Meeting, would be restricted. See "-- Status Under Federal Securities Laws."

REGULATORY FILINGS AND APPROVALS

     Under the Hart-Scott-Rodino Act and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the CompuServe Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division (the "Antitrust Division") of the DOJ and specified waiting period requirements have been satisfied. WorldCom and H&R Block (the ultimate parent entity of CompuServe) filed notification and report forms under the Hart-Scott-Rodino Act with the FTC and the Antitrust Division in October 1997. The required waiting periods for the filings by WorldCom and H&R Block under the Hart-Scott-Rodino Act have expired. If the CompuServe Merger is not consummated within 12 months after the expiration or earlier termination of the initial Hart-Scott-Rodino Act waiting period, WorldCom and H&R Block would be required to submit new information to the Antitrust Division and the FTC, and a new Hart-Scott-Rodino Act waiting period would have to expire or be earlier terminated before the CompuServe Merger could be consummated. Although WorldCom and CompuServe believe the CompuServe Merger complies with the antitrust laws, at any time before or after the Effective Time the FTC, the Antitrust Division or any state could take action under the antitrust laws with respect to the CompuServe Merger, including seeking to enjoin the consummation of the CompuServe Merger, to rescind the CompuServe Merger or to require divestiture of substantial assets of WorldCom or CompuServe. There can be no assurance that a challenge to the CompuServe Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

     WorldCom's obligation to consummate the CompuServe Merger is contingent upon the fulfillment of the AOL Hart-Scott-Rodino Condition, which was satisfied upon expiration of the Hart-Scott-Rodino Act waiting period with respect to the AOL Transaction. See "-- Terms and Conditions of the Proposed CompuServe
Merger -- WorldCom's Conditions" and "Certain Related Transactions -- AOL Transaction."

     WorldCom and CompuServe conduct operations in a number of foreign countries. As of the date of this Proxy Statement/Prospectus, the parties have made all pre-merger notification filings which they consider to be necessary. All foreign governmental approvals required to be obtained before the CompuServe Merger may be consummated have been obtained. In the United Kingdom, the parties filed a voluntary notification on October 31, 1997. The U.K. notification is subject to the standard review process, and the parties anticipate a decision by December 31, 1997. Prior approval from the U.K. competition authority is not necessary under the laws of the U.K., or under the terms of the CompuServe Merger Agreement, for the CompuServe Merger to be consummated.

     Consummation of the CompuServe Merger may require the consent of, or waivers from, other parties to certain debt instruments and other agreements to which CompuServe is a party. Failure to obtain such consents may constitute a default resulting in termination, cancellation or acceleration thereunder. It is not a condition to either party's obligation to consummate the CompuServe Merger, however, that such third-party consents have been obtained.

ACCOUNTING TREATMENT

     The CompuServe Merger will be accounted for as a purchase for financial accounting purposes in accordance with generally accepted accounting principles. For purposes of preparing WorldCom's consolidated financial statements, WorldCom will establish a new accounting basis for CompuServe's assets and liabilities based upon the fair values thereof, the CompuServe Merger Consideration and the costs of the CompuServe Merger. WorldCom's management believes that any excess of cost over the fair value of the net tangible assets of CompuServe will be recorded as in-process research and development, goodwill and other intangible assets. In-process research and development projects may include projects for which technological feasibility has not been established and the technology has no future alternative use. To the extent that a portion of the purchase price is allocated to such in-process research and development projects, a charge, which may be material to WorldCom's results of operations, would be recognized in the period in which the CompuServe Merger occurs. WorldCom expects that goodwill and other intangibles will be amortized over periods not to exceed 10 years. A final determination of intangible asset lives and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities

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

assumed based on their respective fair values, has not yet been made. WorldCom has undertaken a study to determine the fair value of certain of CompuServe's assets and liabilities and will make appropriate purchase accounting adjustments upon completion of that study. For financial reporting purposes, the results of operations of CompuServe will be included in the WorldCom consolidated statement of income following the Effective Time. The WorldCom financial statements for prior periods will not be restated as a result of the CompuServe Merger.

PUBLIC TRADING MARKET

     WorldCom and CompuServe anticipate that the shares of WorldCom Common Stock to be issued in connection with the CompuServe Merger will be approved for quotation on The Nasdaq National Market, and such approval is a condition precedent to the effectiveness of the CompuServe Merger.

STATUS UNDER FEDERAL SECURITIES LAWS

     The shares of WorldCom Common Stock to be issued to stockholders of CompuServe pursuant to the CompuServe Merger Agreement have been registered under the Securities Act, thereby allowing such shares to be freely traded without restriction by persons who will not be affiliates of WorldCom after the CompuServe Merger or who were not affiliates of CompuServe on the date of the Special Meeting. All directors and certain officers of CompuServe and Block Group may be deemed to have been affiliates of CompuServe within the meaning of such rules. Any such person may resell the WorldCom Capital Stock received by him or her in the CompuServe Merger only if such shares are registered under the Securities Act or an exemption from registration under the Securities Act is available. Such persons may be able to effect resales under the safe harbor provisions of Rule 145 under the Securities Act (or Rule 144 in the case of such persons who become affiliates of WorldCom) or as otherwise permitted under the Securities Act. Persons who may be deemed affiliates of CompuServe or WorldCom generally include individuals or entities that control, are controlled by, or are under common control with, such party, and may include certain officers and directors of such party as well as principal stockholders of such party. It is recommended that any such person obtain advice of securities counsel prior to effecting any resales.

     The CompuServe Merger Agreement requires, as a condition to Closing, that each of H&R Block and Block Group execute a written agreement, and requires CompuServe to use all reasonable efforts to cause its other affiliates to execute written agreements, in each case to the effect that such person will not offer or sell or otherwise dispose of any of the WorldCom Common Stock received in the CompuServe Merger in violation of the Securities Act or the rules and regulations thereunder. The CompuServe Merger Agreement also requires WorldCom and Block Group to execute a registration rights letter at the closing of the CompuServe Merger pursuant to which WorldCom will agree to register the shares of WorldCom Common Stock received by Block Group, which will be an affiliate of CompuServe on the date of the Special Meeting, under the Securities Act, thus permitting Block Group to sell those shares without restriction. See "Plan of Merger -- Terms and Conditions of the Proposed CompuServe Merger -- CompuServe's and H&R Block's Conditions."

     This Proxy Statement/Prospectus does not currently cover resales of WorldCom Common Stock received by any person who may be deemed to be an affiliate of WorldCom or CompuServe. However, pursuant to the registration rights of Block Group, Block Group has notified WorldCom of its election that WorldCom file a post-effective amendment to the Registration Statement of which this Proxy Statement/ Prospectus is a part prior to the Effective Time in order for this Proxy Statement/Prospectus to cover the resale of WorldCom Common Stock received in the CompuServe Merger by Block Group. See "Plan of
Merger -- Interests of Certain Persons in the CompuServe Merger -- Registration Rights."

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following summary of material United States federal income tax consequences of the exchange of shares of CompuServe Common Stock for shares of WorldCom Common Stock is based on the opinion of Sullivan & Cromwell. This summary only addresses a holder of shares of CompuServe Common Stock that is (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States

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

or any State, (iii) an estate the income of which is subject to United States federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust (a "United States Holder"). This summary does not discuss or take into account the specific circumstances of any particular investors (such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark-to-market, investors liable for alternative minimum tax, investors that hold shares of CompuServe Common Stock as part of a straddle or a hedging or conversion transaction or investors whose functional currency is not the United States dollar), some of which may be subject to special rules. This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) all of which are subject to change (or changes in interpretation), possibly with retroactive effect. United States Holders are urged to consult their tax advisors regarding the federal, state, local and foreign tax consequences of the exchange of shares of CompuServe Common Stock for shares of WorldCom Common Stock.

     The exchange of shares of CompuServe Common Stock for shares of WorldCom Common Stock will be a taxable disposition for United States federal income tax purposes. As a result, a United States Holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the sum of the fair market value of the shares of WorldCom Common Stock received (with such fair market value equal to the mean of the high and low trading prices of shares of WorldCom Common Stock as of the Closing Date) and the cash received in lieu of fractional shares of WorldCom Common Stock and the United States Holder's tax basis in the shares of CompuServe Common Stock exchanged therefor. Generally, such gain or loss will be capital gain or loss if the United States Holder is treated as holding the shares of CompuServe Common Stock as a capital asset and will be long-term capital gain or loss if the shares have been held for more than one year. Long-term capital gain generally will be taxed at a maximum rate of 28% for CompuServe Common Stock held more than one year or at a maximum rate of 20% for CompuServe Common Stock held for more than 18 months. The United States Holder's basis in the shares of WorldCom Common Stock received will equal the fair market value of the shares of WorldCom Common Stock on the Closing Date (with such fair market value determined in the manner described above), and the United States Holder's holding period for such shares of WorldCom Common Stock will begin on the day after the Closing Date.

     H&R Block and WorldCom intend to make an election under Section 338(h)(10) of the Internal Revenue Code (the "Election") with respect to the CompuServe Merger. The effect of the Election is that the CompuServe Merger will be treated for federal income tax purposes as a taxable sale of assets by CompuServe to WorldCom (with the entire amount of the tax borne by H&R Block) followed by a tax-free deemed liquidation of CompuServe. The above discussed tax liability or treatment of CompuServe's public shareholders will result regardless of whether or not H&R Block and WorldCom make the Election.

                          CERTAIN RELATED TRANSACTIONS

AMENDMENT OF COMPUSERVE RIGHTS AGREEMENT

     In connection with the execution of the CompuServe Merger Agreement, on September 7, 1997, the CompuServe Board of Directors amended the CompuServe Rights Agreement to provide, in part, that WorldCom would not be deemed to be an Acquiring Person and a Distribution Date (each as defined in the CompuServe Rights Agreement) would not be deemed to have occurred as a result of the acquisition by WorldCom of CompuServe Common Stock pursuant to the CompuServe Merger, the execution of the CompuServe Merger Agreement, the acquisition by WorldCom of the Option (or any part thereof) to acquire shares of CompuServe Common Stock pursuant to the Stockholders Agreement or the acquisition by WorldCom of shares of CompuServe Common Stock pursuant to the exercise of the Option. The effect of this amendment was to render the anti-takeover effects of the CompuServe Rights Agreement inapplicable to such transactions. See "Comparative Rights of Shareholders -- Preferred Stock Purchase Rights."

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

AOL TRANSACTION

     On September 7, 1997, WorldCom entered into the AOL Agreement, under which WorldCom agreed to (a) transfer to AOL the online services business (the "COLS") of CompuServe and Spry, Inc., a CompuServe subsidiary, which WorldCom will acquire as a result of the CompuServe Merger, and (b) acquire all outstanding shares of ANS, a wholly-owned subsidiary of AOL which provides Internet and other networking services to AOL and other customers. In addition to the transfer of the COLS, WorldCom will pay AOL $175 million in cash, subject to certain adjustments specified in the AOL Agreement. If there should occur a material adverse change relating to the COLS between the date of the AOL Agreement and the date of closing thereunder, WorldCom would be required to compensate AOL in respect thereof, but such event would not affect AOL's obligation to proceed with the closing. The closing of the AOL Transaction is conditioned on, and is expected to occur immediately after, the closing of the CompuServe Merger. The closing of the AOL Transaction, which will be accounted for as a purchase, is also subject to certain other conditions. The applicable waiting period under the Hart-Scott-Rodino Act with respect to the AOL Transaction has expired. See "Plan of Merger -- Terms and Conditions of the Proposed CompuServe Merger -- WorldCom's Conditions," and "Plan of
Merger -- Termination and Plan of Merger -- Expenses; Termination Fees."

     Following the closing under the AOL Agreement, AOL will have rights to use the CompuServe name in the online services business, and WorldCom will have rights to use the name in the network services business.

     Pursuant to the AOL Agreement, WorldCom, AOL and ANS have agreed to enter into a Master Agreement for Data Communications upon the closing of the AOL Transaction, which will have an initial term expiring December 31, 2002, subject to extension by AOL in certain circumstances. The agreement provides that ANS will (i) continue to maintain and operate portions of AOL's dial-up member access network; (ii) install, activate, maintain and operate additional modems for AOL's dial-up network in the United States and Canada; and (iii) provide AOL with Internet access. AOL will commit to purchase from ANS specified percentages of its incremental modem requirements each year, subject to ANS fulfilling certain obligations. The fees for the foregoing services will be based on several factors, including certain fixed base prices, the prices offered by ANS to its non-affiliated customers, prices paid by AOL to, or offered to AOL by, other significant suppliers of modems and modem services, and, if AOL provides such services to itself, AOL's cost. The fees are subject to adjustment twice per year and include certain agreed-upon discounts.

     The AOL Agreement also provides that AOL, UUNET and the Surviving Corporation (i.e., the corporation surviving the merger of Acquisition Subsidiary into CompuServe) will enter into a Network Services Agreement upon the closing of the AOL Transaction, which will have an initial term expiring December 31, 2002, subject to extension by AOL in certain circumstances. Under this agreement, the Surviving Corporation will provide AOL with capacity on the CompuServe network and AOL will commit to use the network for specified portions of its requirements. The fees to be paid by AOL will be based on several factors, including certain fixed base prices, the prices offered to AOL by other significant suppliers of network capacity, and the Surviving Corporation's actual cost to provide the network capacity.

     The AOL Agreement provides that, if so requested at least five business days before the closing of the AOL Transaction, WorldCom will cause Stephen M. Case, Chairman of the Board, Chief Executive Officer and President of AOL, to be appointed to the Board of Directors of WorldCom. See "Information Regarding WorldCom -- Management and Principal Shareholders."

     The AOL Agreement includes customary representations and warranties, and provisions for each of AOL and WorldCom to indemnify the other for certain losses and expenses, subject to specified time limits and minimum amounts. Representations and warranties by WorldCom include certain representations and warranties relating to the COLS, a number of which are incorporated by reference from the CompuServe Merger Agreement. WorldCom anticipates that, if AOL were to successfully assert a claim for indemnification based on any provision incorporated by reference from the CompuServe Merger Agreement, WorldCom would be entitled to assert a corresponding claim against H&R Block or Block Group under the CompuServe Merger Agreement. However, since the AOL Agreement and the CompuServe Merger Agreement are separate, and since any liability of WorldCom under the AOL Agreement is not conditioned on its ability to recover in respect of claims which may be asserted under the CompuServe Merger Agreement, there can be no assurance that amounts recovered by WorldCom in respect of any claim related to COLS would equal any amounts which WorldCom might be required to pay to AOL in respect of the same claim.

     At the closing under the AOL Agreement, WorldCom, AOL and ANS will enter into a Noncompetition and Nonsolicitation Agreement under which (i) AOL will agree to certain limitations on its business activities in the network services business, (ii) WorldCom will agree that CompuServe will be subject to certain limitations in the online services business, and (iii) each of the parties will agree to certain restrictions on its right to solicit or otherwise deal with customers, suppliers, employees, independent contractors, agents or representatives of the other.

     Under the Stockholders Agreement, WorldCom has been granted the Option to acquire the H&R Block Shares under certain circumstances. See "Plan of Merger -- Stockholders Agreement." The AOL Agreement provides that if WorldCom becomes entitled to exercise the Option, WorldCom and AOL will negotiate with each other in good faith, for so long as the Option remains exercisable and, if the Option is exercised by WorldCom, for 180 days following such exercise, with the goal of entering into agreements and arrangements and engaging in transactions which would, as closely as would be commercially reasonable at that time and in accordance with applicable law (and taking into account the changed facts and circumstances as they exist at that time), effectuate the intent and purposes of the AOL Agreement and the transactions contemplated thereby

     The AOL Agreement may be terminated by either WorldCom or AOL under certain circumstances, including certain defaults by the other party. Depending on the reason for termination, either WorldCom or AOL may be required to pay $15 million to the other as a reimbursement of expenses. In addition, in the event H&R Block, Block Group or CompuServe pays WorldCom the $15 million termination fee required by Section 11.5(a) of the CompuServe Merger Agreement, WorldCom is obligated under the AOL Agreement to pay AOL one-half of such fee.

     ANS provides Internet access to AOL and to AOL's subscribers in the United States and Canada and also designs, develops and operates high performance wide-area networks for business, research, education and governmental organizations.

     A copy of the AOL Agreement is attached as Exhibit 2.4 to WorldCom's Form 8-K dated September 7, 1997 (filed September 17, 1997) and incorporated herein by reference. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the AOL Agreement.

OTHER

     WorldCom and CompuServe have entered into certain agreements with each other and certain of their affiliates in the ordinary course of their businesses, which agreements have been amended from time to time. In the nine months ended September 30, 1997 and the twelve months ended December 31, 1996, CompuServe and its subsidiaries and WorldCom and its subsidiaries have engaged in transactions aggregating approximately $12.9 million and $13.7 million, respectively. Transactions in each of the twelve months ended December 31, 1995 and December 31, 1994 did not exceed such amounts.

     As of the date hereof, neither WorldCom nor CompuServe is aware of any material relationship between WorldCom or its directors or executive officers and CompuServe or its directors or executive officers, except as contemplated by the CompuServe Merger Agreement or as described herein or in the documents incorporated by reference herein.

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

                              THE SPECIAL MEETING

GENERAL

     This Proxy Statement/Prospectus is being furnished to holders of CompuServe Common Stock in connection with the solicitation of proxies by the CompuServe Board of Directors for use at the Special Meeting to be held at 5000 Arlington Centre Boulevard, Columbus, Ohio on January 30, 1998 at 9:00 a.m. local time, and any adjournment or postponement thereof. This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders of CompuServe on or about December 29, 1997.

MATTERS TO BE CONSIDERED

     At the Special Meeting, the stockholders of CompuServe will be asked to consider and vote upon a proposal to approve and adopt the CompuServe Merger Agreement.

BOARD OF DIRECTORS' RECOMMENDATION

     THE COMPUSERVE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND ADOPTED THE COMPUSERVE MERGER AGREEMENT AND RECOMMENDS THAT THE STOCKHOLDERS OF COMPUSERVE VOTE FOR APPROVAL AND ADOPTION OF THE COMPUSERVE MERGER AGREEMENT.

RECORD DATE; VOTING RIGHTS

     The CompuServe Board of Directors has fixed the close of business on December 12, 1997 as the record date for determining holders entitled to notice of and to vote at the Special Meeting. Accordingly, only holders of record of shares of CompuServe Common Stock on the CompuServe Record Date will be entitled to notice of and to vote at the Special Meeting.

     As of the CompuServe Record Date, there were outstanding and entitled to vote approximately 92,600,000 shares of CompuServe Common Stock held by approximately 1,100 stockholders of record. Each share of CompuServe Common Stock is entitled to one vote on each matter to be voted upon at the Special Meeting, which vote may be cast either in person or by properly executed proxy.

QUORUM

     The presence in person or by properly executed proxy of holders of a majority of the issued and outstanding shares of CompuServe Common Stock entitled to vote as of the CompuServe Record Date is necessary to constitute a quorum at the Special Meeting. Under applicable Delaware law, abstentions and broker non-votes (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares as to a matter with respect to which the brokers or nominees do not have discretionary power to vote) will be treated as present for purposes of determining the presence of a quorum at the Special Meeting.

REQUIRED VOTE

     The approval and adoption of the CompuServe Merger Agreement requires the affirmative vote of the holders of a majority of the votes entitled to be cast in respect of all outstanding shares of CompuServe Common Stock voting as a single class. However, if less than a quorum but more than one-third of all shares eligible to vote is present at the Special Meeting, a majority of the shares present may adjourn the Special Meeting.

     Since the affirmative vote of the holders of a majority of the votes entitled to be cast of all outstanding shares of CompuServe Common Stock is required to approve and adopt the CompuServe Merger Agreement, abstentions and broker non-votes will have the effect of a vote against the approval and adoption of the CompuServe Merger Agreement.

     H&R BLOCK AND BLOCK GROUP HAVE AGREED TO VOTE ALL OF THE SHARES OF COMPUSERVE COMMON STOCK OWNED BY BLOCK GROUP IN FAVOR OF APPROVING AND ADOPTING THE COMPUSERVE MERGER AGREEMENT, WHICH NUMBER OF SHARES IS SUFFICIENT TO APPROVE AND ADOPT THE COMPUSERVE MERGER AGREEMENT. See "Plan of Merger -- Stockholders Agreement."

ABSENCE OF APPRAISAL RIGHTS

     Holders of the CompuServe Common Stock will not be entitled to any dissenters' or appraisal rights under Section 262 of the DGCL in connection with the CompuServe Merger because: (i) shares of CompuServe Common Stock were, at the CompuServe Record Date for the Special Meeting, designated as Nasdaq National Market securities; (ii) CompuServe stockholders will not be required to accept anything in exchange for their shares of CompuServe Common Stock other than shares of WorldCom Common Stock, which will be designated as Nasdaq National Market securities as of the Effective Time, and cash in lieu of fractional shares of such stock; and (iii) the CompuServe Certificate does not otherwise provide CompuServe stockholders with dissenters' or appraisal rights applicable to the CompuServe Merger.

PROXIES

     The Proxy Statement/Prospectus is being furnished to CompuServe stockholders in connection with the solicitation of proxies by and on behalf of the CompuServe Board of Directors for use at the Special Meeting, and is accompanied by a form of proxy.

     All shares of CompuServe Common Stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated on such proxies. IF NO INSTRUCTIONS ARE INDICATED (OTHER THAN IN THE CASE OF BROKER NON-VOTES), SUCH SHARES OF COMPUSERVE COMMON STOCK WILL BE VOTED FOR APPROVAL AND ADOPTION OF THE COMPUSERVE MERGER AGREEMENT AND, IN THE DISCRETION OF THE PROXIES, WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

     CompuServe does not know of any matters other than as described in the Notice of Special Meeting that are to come before the Special Meeting. If any other matter or matters are properly presented for action at the Special Meeting, the persons named in the enclosed form of proxy and acting thereunder will have the discretion to vote on such matters in accordance with their best judgment, unless such authorization is withheld. A stockholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice thereof to the Secretary of CompuServe, by signing and returning a later dated proxy, or by voting in person at the Special Meeting; however, mere attendance at the Special Meeting will not in and of itself have the effect of revoking the proxy. Any written notice of revocation or subsequent proxy should be sent to CompuServe Corporation, 5000 Arlington Centre Boulevard, Columbus, Ohio 43220,
Attention: Secretary, or hand delivered to the Secretary of CompuServe at or before the taking of the vote at the Special Meeting. If a proxy is revoked, the stockholder may submit a later dated proxy or vote in person at the Special Meeting. If the stockholder does not submit a later dated proxy or vote in person at the Special Meeting, such revocation will have the effect of the stockholder not being treated as present for purposes of determining the presence of a quorum at the Special Meeting and the effect of a vote against the approval and adoption of the CompuServe Merger Agreement.

SOLICITATION OF PROXIES

     CompuServe will bear its own cost of solicitation of proxies. In addition to the use of the mails, proxies may be solicited by the directors, officers and other selected employees of CompuServe by personal interview, telephone, telegram or e-mail. Such directors and officers will not receive additional compensation for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection therewith. Arrangements may also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares of CompuServe Common Stock held of record by such persons, in which case CompuServe will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

     In addition, Corporate Investor Communications, Inc. has been retained by CompuServe to assist in the solicitation of proxies. Corporate Investor Communications, Inc. may contact holders of shares of CompuServe Common Stock by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials to beneficial owners of shares of CompuServe Common Stock. Corporate Investor Communications, Inc. will receive reasonable and customary compensation for its services (estimated at $6,000), will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

     THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF COMPUSERVE. ACCORDINGLY, STOCKHOLDERS OF COMPUSERVE ARE URGED TO READ AND CONSIDER CAREFULLY THE INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, SIGN, DATE, AND PROMPTLY RETURN THE PROXY IN THE ENCLOSED POSTAGE PAID ENVELOPE, WHETHER OR NOT SUCH STOCKHOLDER PLANS TO ATTEND THE SPECIAL MEETING. COMPUSERVE STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

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

                        PRO FORMA FINANCIAL INFORMATION

     The unaudited pro forma condensed combined financial statements combine the consolidated balance sheets and statements of operations of WorldCom and MCI as if the MCI/WorldCom Merger had occurred for the periods indicated. The MCI/WorldCom Merger will be treated as a purchase for financial reporting purposes. No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies. The Pro Forma Financial Information also does not include amounts with respect to the BFP Merger, the AOL Transaction or the CompuServe Merger because they are individually, and in the aggregate, not material to WorldCom.

           WORLDCOM PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 1997 and unaudited Pro Forma Condensed Combined Statements of Operations for the nine months ended September 30, 1997 and for the year ended December 31, 1996, illustrate the effect of the MCI/WorldCom Merger as if the MCI/WorldCom Merger had occurred on September 30, 1997, for the Pro Forma Condensed Combined Balance Sheet and as of the earliest date presented for the Pro Forma Condensed Combined Statements of Operations. No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies. The Pro Forma Condensed Combined Financial Statements also do not include amounts with respect to the BFP Merger, the AOL Transaction or the CompuServe Merger because they are individually, and in the aggregate, not material to WorldCom.

     Pursuant to the terms of the MCI/WorldCom Merger, each share of MCI Common Stock will be converted into the right to receive that number of shares of WorldCom Common Stock equal to the Exchange Ratio. The holder of MCI Class A Common Stock will be entitled to receive $51.00 per share in cash for each of the MCI Class A Common Stock shares it owns, or approximately $7 billion in the aggregate. The Pro Forma Condensed Combined Financial Statements have been prepared assuming the MCI/WorldCom Average Price to be $33.13, resulting in an assumed MCI Exchange Ratio of 1.5396. The actual MCI Exchange Ratio may vary as described herein. The MCI/WorldCom Merger will be accounted for as a purchase.

     These Pro Forma Condensed Combined Financial Statements should be read in conjunction with the historical financial statements of WorldCom and MCI which are incorporated by reference herein and the Additional Pro Forma Presentation which is set forth elsewhere herein.

     The Pro Forma Condensed Combined Financial Statements are presented for comparative purposes only and are not intended to be indicative of actual results had the transactions occurred as of the dates indicated above nor do they purport to indicate results which may be attained in the future.

             WORLDCOM PRO FORMA CONDENSED COMBINED BALANCE SHEET(1)
                            AS OF SEPTEMBER 30, 1997
                                 (IN MILLIONS)

                                                                                          MCI WORLDCOM
                                            WORLDCOM           MCI         PRO FORMA       PRO FORMA
                                          HISTORICAL(2)   HISTORICAL(3)   ADJUSTMENTS       COMBINED
                                          -------------   -------------   -----------     ------------
Current assets..........................     $ 1,625         $ 4,603        $ 7,446(5)      $ 6,228
                                                                             (7,446)(4)
Property, plant and equipment, net......       5,419          13,783         (2,700)(4)      16,502
Goodwill and other intangibles, net.....      13,002           2,366         28,621(4)       43,989
Other assets............................         767           3,965             --           4,732
                                             -------         -------        -------         -------
          Total assets..................     $20,813         $24,717        $25,921         $71,451
                                             =======         =======        =======         =======
Current liabilities.....................     $ 1,870         $ 7,327        $    --         $ 9,197
Long-term debt..........................       5,349           3,282          7,446(5)       16,077
Other liabilities.......................         228           2,037         (1,015)(4)       1,250
Mandatorily redeemable preferred
  stock.................................          --             750             --             750
Shareholders' equity:
  Preferred stock.......................          --              --             --              --
  Class A common stock..................          --              14            (14)(6)          --
  Common stock..........................           9              60            (60)(6)          18
                                                                                  9(7)
  Paid in capital.......................      15,036           6,394         (6,394)(6)      45,838
                                                                             30,802(7)
  Retained earnings (deficit)...........      (1,713)          5,607         (5,607)(6)      (1,713)
  Other.................................          34            (754)           754(6)           34
                                             -------         -------        -------         -------
          Total shareholders' equity....      13,366          11,321         19,490          44,177
                                             -------         -------        -------         -------
          Total liabilities and
            shareholders' equity........     $20,813         $24,717        $25,921         $71,451
                                             =======         =======        =======         =======

         The accompanying notes are an integral part of this statement.

        WORLDCOM PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS(1)
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                                            MCI WORLDCOM
                                             WORLDCOM           MCI         PRO FORMA        PRO FORMA
                                           HISTORICAL(2)   HISTORICAL(3)   ADJUSTMENTS        COMBINED
                                           -------------   -------------   -----------      ------------
Revenues.................................     $5,349          $14,545         $(280)(8)       $19,614
Operating expenses:
  Line costs.............................      2,806            8,090          (280)(8)        10,616
  Selling, general and administrative....      1,141            4,028                           5,169
  Depreciation and amortization..........        682            1,475           537(9)          2,281
                                                                               (413)(10)
                                              ------          -------         -----           -------
Operating income.........................        720              952          (124)            1,548
Other income (expense):
  Interest expense.......................       (235)            (174)         (363)(11)         (772)
  Other..................................         17              (94)           --               (77)
                                              ------          -------         -----           -------
Income before income taxes...............        502              684          (487)              699
Provision for income taxes...............        261              246            19(12)           526
                                              ------          -------         -----           -------
Income from continuing operations........        241              438          (506)              173
Preferred dividend requirements..........         20               45            --                65
                                              ------          -------         -----           -------
Net income applicable to common
  shareholders...........................     $  221          $   393         $(506)          $   108
                                              ======          =======         =====           =======
Number of shares issued and outstanding:
  Primary................................        955              705                           1,831
                                              ======          =======                         =======
  Fully diluted..........................        959              706                           1,838
                                              ======          =======                         =======
Earnings per share(13):
  Primary................................     $ 0.25          $  0.56                         $  0.06
  Fully diluted..........................     $ 0.25          $  0.56                         $  0.06

         The accompanying notes are an integral part of this statement.

        WORLDCOM PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS(1)
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                                            MCI WORLDCOM
                                              WORLDCOM           MCI         PRO FORMA        PRO FORMA
                                            HISTORICAL(2)   HISTORICAL(3)   ADJUSTMENTS       COMBINED
                                            -------------   -------------   -----------     -------------
Revenues..................................     $ 4,485         $18,494         $(558)(8)       $22,421
Operating expenses:
  Line costs..............................       2,457           9,489          (500)(8)        11,446
  Selling, general and administrative.....         829           5,028                           5,857
  Depreciation and amortization...........         303           1,664           716(9)          2,133
                                                                                (550)(10)
  Charge for in-process research and
     development..........................       2,140              --            --             2,140
  Other...................................         600              --           (58)(8)           542
                                               -------         -------         -----           -------
Operating income (loss)...................      (1,844)          2,313          (166)              303
Other income (expense):
  Interest expense........................        (222)           (196)         (484)(11)         (902)
  Other...................................           6            (127)           --              (121)
                                               -------         -------         -----           -------
Income (loss) before income taxes.........      (2,060)          1,990          (650)             (720)
Provision for income taxes................         129             753            25(12)           907
                                               -------         -------         -----           -------
Income (loss) from continuing
  operations..............................      (2,189)          1,237          (675)           (1,627)
Preferred dividend requirements...........           1              35            --                36
                                               -------         -------         -----           -------
Net income (loss) applicable to common
  shareholders............................     $(2,190)        $ 1,202         $(675)          $(1,663)
                                               =======         =======         =====           =======
Number of shares issued and outstanding:
  Primary.................................         398             695                           1,246
                                               =======         =======                         =======
  Fully diluted...........................         398             701                           1,246
                                               =======         =======                         =======
Earnings (loss) per share(13):
  Primary.................................     $ (5.50)        $  1.73                         $ (1.33)
  Fully diluted...........................     $ (5.50)        $  1.72                         $ (1.33)

         The accompanying notes are an integral part of this statement.

                          NOTES TO WORLDCOM PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS

 1. The unaudited pro forma financial data do not give effect to any restructuring costs, nor any potential cost savings or other synergies that could result from the MCI/WorldCom Merger. WorldCom is in the process of developing its plan to integrate the operations of MCI which may include certain exit costs. As a result of this plan, a charge, which may be material but which cannot now be quantified, is expected to be recognized in the period in which such a restructuring occurs. Furthermore, the pro forma financial data do not reflect any expense of intangible assets attributable to the value of any in-process research and development projects of MCI at the time of the MCI/WorldCom Merger. However, WorldCom has undertaken a study to determine the allocation of the total purchase price to the various assets acquired, including in-process research and development, and the liabilities assumed. To the extent that a portion of the purchase price is allocated to in-process research and development projects of MCI, a charge, which may be material, would be recognized in the period in which the MCI/WorldCom Merger occurs. The pro forma data are not necessarily indicative of the operating results or financial position that would have occurred had the MCI/WorldCom Merger been consummated at the dates indicated, nor necessarily indicative of future operating results or financial position.

 2. On December 31, 1996, WorldCom completed the MFS Merger. The MFS Merger was accounted for as a purchase; accordingly, the operating results for MFS are not reflected in the historical results of WorldCom for the year ended December 31, 1996. See "Additional Pro Forma Presentation," which should be read in conjunction with these pro forma financial statements.

 3. These columns represent historical results of operations and financial position.

 4. This adjustment reflects the excess of consideration over net assets acquired. The following is a calculation (in millions except per share data):

MCI Common Stock outstanding at September 30, 1997..........       560
Shares issuable (treasury stock method) upon exercise of MCI
  options...................................................        44
                                                              --------
MCI Common Stock assumed outstanding at September 30,
  1997......................................................       604
MCI Exchange Ratio per share................................    1.5396
                                                              --------
WorldCom Common Stock assumed to be issuable................       930
WorldCom per share closing price on November 7, 1997........  $  33.13
                                                              --------
Sub-total...................................................  $ 30,811
Payment to MCI Class A Common Stockholder...................     6,936
Inducement fee and other estimated transaction costs........       510
                                                              --------
Total consideration.........................................  $ 38,257
Preliminary purchase accounting adjustments:
Fair value adjustment to property, plant and equipment......     2,700
Deferred tax impact of fair value adjustment................    (1,015)
                                                              --------
                                                                39,942
Historical net book value of MCI net assets acquired........   (11,321)
                                                              --------
Excess of consideration over net assets acquired............  $ 28,621
                                                              ========

    The total consideration will be allocated to the assets and liabilities of MCI based on their estimated fair value. A preliminary allocation of the purchase price has been presented in the pro forma condensed combined financial statements in which the historical MCI property, plant and equipment has been adjusted to its estimated fair value based upon its depreciated replacement cost. The impact of this fair value adjustment has also been reflected in pro forma deferred tax balances. The excess of consideration over the historical book value of MCI net assets acquired has been preliminarily allocated to goodwill and other intangible assets. A final allocation of the purchase price to the MCI assets acquired and liabilities assumed is dependent upon certain valuations and studies that have not progressed to a stage where there is sufficient information to make such an allocation in the accompanying pro forma financial information. WorldCom's management believes that the consideration in excess of the historical book value of MCI's net assets acquired, primarily comprises goodwill, certain in-process research and development projects and other intangible assets. In-process research and development projects may include projects for which technological feasibility has not been established and the technology has no future alternative use. To the extent that a portion of the purchase price is allocated to such in-process research and development projects, a charge, which may be material to WorldCom's results of operations, would be recognized in the period in which the MCI/WorldCom Merger occurs. (See Note
    1).

 5. This adjustment represents additional borrowings of $7.4 billion for the purpose of financing the cash payment to the holder of the MCI Class A Common Stock of $6.9 billion, and other estimated transaction costs of $510 million (which includes a $465 million inducement fee paid to BT).

 6. These adjustments represent the elimination of MCI's stockholders' equity accounts.

 7. These adjustments represent the issuance of approximately 930 million shares of WorldCom Common Stock in connection with the MCI/WorldCom Merger and an assumed MCI Exchange Ratio of 1.5396 shares of WorldCom Common Stock for each share of MCI Common Stock outstanding. The actual MCI Exchange Ratio may vary as described herein.

 8. These estimated adjustments eliminate the revenues and corresponding line costs and other charges attributable to the intercompany transactions between WorldCom and MCI.

 9. This entry reflects the adjustment to amortization for the effect of the excess of consideration over net assets acquired in the MCI/WorldCom Merger. For purposes of the Pro Forma Condensed Combined Financial Statements, the excess consideration has been amortized over an estimated life of 40 years. WorldCom management expects that amounts allocated to goodwill and trade names will be amortized over 40 years while other intangible assets may be amortized over shorter periods consequently reducing net income reported by MCI WorldCom. A final determination of the lives attributable to the intangible assets has not yet been made (See Note 1). As discussed in Note 4, a portion of the excess consideration may be allocated to certain in-process research and development projects. To the extent amounts are allocated to certain in-process research and development projects, pro forma amortization expense would be ratably reduced accordingly.

10. This entry reflects the adjustment to depreciation expense for the effect of the fair value adjustment of MCI's property, plant and equipment based on a preliminary evaluation of depreciated replacement cost (See Note 4).

11. These adjustments represent the recognition of interest expense on the additional borrowings of WorldCom to finance the cash payment to the holder of the MCI Class A Common Stock and transaction costs (see Note 5). The interest expense was calculated based on WorldCom's incremental borrowing rate of 6.5%. A change of 1/8% in the incremental rate would affect interest expense by $7.0 million for the nine months ended September 30, 1997, and $9.3 million for the year ended December 31, 1996.

12. These entries represent the tax effect of the pro forma adjustments.

13. Pro forma per share data are based on the number of WorldCom common and common equivalent shares that would have been outstanding had the MCI/WorldCom Merger occurred on the earliest date presented.

                       ADDITIONAL PRO FORMA PRESENTATION

     The following unaudited Additional Pro Forma Presentation illustrates the effect of the MCI/WorldCom Merger and the MFS Merger as well as MFS's earlier acquisition of UUNET (the "UUNET Acquisition") on the results of operations of WorldCom for the year ended December 31, 1996, as if the transactions had occurred on January 1, 1996. The Additional Pro Forma Presentation is presented for purposes of additional analysis due to the significance of the MFS Merger.

     Pursuant to the terms of the MCI/WorldCom Merger, each share of MCI Common Stock will be converted into the right to receive that number of shares of WorldCom Common Stock equal to the MCI Exchange Ratio. The holder of MCI Class A Common Stock will be entitled to receive $51.00 per share in cash for each of the MCI Class A Common Stock shares it owns, or approximately $7 billion in the aggregate. The pro forma financial statements have been prepared assuming the MCI/WorldCom Average Price to be $33.13 resulting in an assumed MCI Exchange Ratio of 1.5396. The actual MCI Exchange Ratio may vary as described herein. The MCI/WorldCom Merger will be accounted for as a purchase.

     On December 31, 1996, WorldCom through a wholly owned subsidiary merged with MFS. As a result of the MFS Merger, each share of MFS common stock was converted into the right to receive 2.1 shares of WorldCom Common Stock or approximately 471.0 million shares of WorldCom Common Stock in the aggregate. Each share of MFS Series A 8% Cumulative Convertible Preferred Stock was converted into the right to receive one share of WorldCom Series A Preferred Stock or 94,992 shares of WorldCom Series A Preferred Stock. Each share of MFS Series B Convertible Preferred Stock was converted into the right to receive one share of WorldCom Series B Preferred Stock or approximately 12.7 million shares of WorldCom Series B Preferred Stock. In addition, each depositary share representing 1/100th of a share of MFS Series A Preferred Stock was exchanged for a depositary share representing 1/100th of a share of WorldCom Series A Preferred Stock.

     On August 12, 1996 and prior to the MFS Merger, MFS issued approximately 58 million shares of MFS common stock and options valued at approximately $2.1 billion in connection with its acquisition of UUNET.

     The Additional Pro Forma Presentation should be read in conjunction with the historical financial statements of WorldCom, MCI, MFS and UUNET which are incorporated by reference herein.

     The Additional Pro Forma Presentation is presented for comparative purposes only and is not intended to be indicative of actual results had the transactions occurred as of the dates indicated above nor do they purport to indicate results which may be attained in the future. No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies. The Additional Pro Forma Presentation also does not include amounts with respect to the BFP Merger, the AOL Transaction or the CompuServe Merger because they are individually, and in the aggregate, not material to WorldCom.

                      ADDITIONAL PRO FORMA PRESENTATION(1)
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                           UUNET                        WORLDCOM/
                                                                       HISTORICAL(2)                    MFS/UUNET
                                       WORLDCOM           MFS        JANUARY 1, 1996 -    PRO FORMA     PRO FORMA        MCI
                                     HISTORICAL(2)   HISTORICAL(2)    AUGUST 12, 1996    ADJUSTMENTS    COMBINED    HISTORICAL(2)
                                     -------------   -------------   -----------------   -----------    ---------   -------------
Revenues...........................     $ 4,485         $1,115             $129             $ (94)(3)    $ 5,635       $18,494
Operating expenses:
  Line costs.......................       2,457            687               71               (94)(3)      3,121         9,489
  Selling, general and
    administrative.................         829            493               44                --          1,366         5,028
  Depreciation and amortization....         303            286               12               237(4)         838         1,664
  Charge for in-process research
    and development................       2,140             --               --                --          2,140            --
  Other............................         600             --               --                --            600            --
                                        -------         ------            -----             -----        -------       -------
Operating income (loss)............      (1,844)          (351)               2              (237)        (2,430)        2,313
Other income (expense):
  Interest expense.................        (222)           (62)              (1)               --           (285)         (196)
  Other............................           6             (3)              --                --              3          (127)
                                        -------         ------            -----             -----        -------       -------
Income (loss) before income
  taxes............................      (2,060)          (416)               1              (237)        (2,712)        1,990
Provision for income taxes.........         129              1               --              (125)(5)          5           753
                                        -------         ------            -----             -----        -------       -------
Income (loss) from continuing
  operations.......................      (2,189)          (417)               1              (112)        (2,717)        1,237
Preferred dividend requirements....           1             29               --                --             30            35
                                        -------         ------            -----             -----        -------       -------
Net income (loss) applicable to
  common shareholders..............     $(2,190)        $ (446)            $  1             $(112)       $(2,747)      $ 1,202
                                        =======         ======            =====             =====        =======       =======
Number of shares issued and
  outstanding:
  Primary..........................         398            N/M              N/M                              869           695
                                        =======                                                          =======       =======
  Fully diluted....................         398            N/M              N/M                              869           701
                                        =======                                                          =======       =======
Earnings (loss) per share (6):
  Primary..........................     $ (5.50)           N/M              N/M                          $ (3.16)      $  1.73
  Fully diluted....................     $ (5.50)           N/M              N/M                          $ (3.16)      $  1.72


                                      PRO FORMA       PRO FORMA
                                     ADJUSTMENTS      COMBINED
                                     -----------      ---------
Revenues...........................     $(558)(3)      $23,571
Operating expenses:
  Line costs.......................      (500)(3)       12,110
  Selling, general and
    administrative.................        --            6,394
  Depreciation and amortization....       716(7)         2,668
                                         (550)(8)
  Charge for in-process research
    and development................        --            2,140
  Other............................       (58)(3)          542
                                        -----          -------
Operating income (loss)............      (166)            (283)
Other income (expense):
  Interest expense.................      (484)(9)         (965)
  Other............................        --             (124)
                                        -----          -------
Income (loss) before income
  taxes............................      (650)          (1,372)
Provision for income taxes.........        25(5)           783
                                        -----          -------
Income (loss) from continuing
  operations.......................      (675)          (2,155)
Preferred dividend requirements....        --               65
                                        -----          -------
Net income (loss) applicable to
  common shareholders..............     $(675)         $(2,220)
                                        =====          =======
Number of shares issued and
  outstanding:
  Primary..........................                      1,718
                                                       =======
  Fully diluted....................                      1,718
                                                       =======
Earnings (loss) per share (6):
  Primary..........................                    $ (1.29)
  Fully diluted....................                    $ (1.29)

         The accompanying notes are an integral part of this statement.

                              NOTES TO ADDITIONAL
                             PRO FORMA PRESENTATION

1. The unaudited Additional Pro Forma Presentation does not give effect to any potential cost savings or other synergies that could result from the MCI/WorldCom Merger, the MFS Merger and UUNET Acquisition. WorldCom's results for 1996 do not include charges related to extraordinary items of $24.4 million, net of taxes. Furthermore, the pro forma financial data do not reflect any expense of intangible assets attributable to the value of any in-process research and development projects of MCI at the time of the MCI/WorldCom Merger. However, WorldCom has undertaken a study to determine the allocation of the total purchase price to the various assets acquired, including in-process research and development, and the liabilities assumed. To the extent that a portion of the purchase price is allocated to certain in-process research and development projects of MCI, a charge, which may be material, would be recognized in the period in which the MCI/WorldCom Merger occurs. The pro forma data are not necessarily indicative of the operating results or financial position that would have occurred had the MCI/WorldCom Merger, MFS Merger and UUNET Acquisition been consummated at the date indicated, nor necessarily indicative of future operating results or financial position.

2. These columns represent historical results of operations.

3. These estimated adjustments eliminate the revenues, corresponding line costs and other charges attributable to the intercompany transactions among WorldCom, MFS, UUNET and MCI.

4. This entry reflects the adjustment to amortization for the effect of the intangible assets acquired. For purposes of allocating the acquisition costs among the various assets acquired in the MFS Merger and UUNET Acquisition, the carrying value of the acquired assets approximated their fair value, with all of the excess of such acquisition costs being attributed to in-process research and development (network design and development projects in-process), goodwill, network technology and assembled workforce. It is WorldCom's intention to continue to evaluate the acquired assets and, as a result, the allocation of the acquisition costs among the tangible and intangible assets acquired may change. Goodwill attributable to MFS is being amortized over 40 years while goodwill attributable to UUNET is being amortized over 5 years. Network technology and assembled work force are being amortized over 5 years and 10 years, respectively.

5. These entries represent the tax effect of the pro forma adjustments.

6. Pro forma per share data is based on the number of shares of WorldCom Common Stock that would have been outstanding had the MCI/WorldCom Merger, the MFS Merger and UUNET Acquisition occurred on the earliest date presented. The per share data also includes the effect of the $2.14 billion charge for in-process research and development related to the MFS Merger. Excluding this non-recurring charge from the pro forma data would have resulted in loss per share of $(0.05).

7. This entry reflects the adjustment to amortization for the effect of the excess of consideration over net assets acquired in the MCI/WorldCom Merger. The total consideration of the MCI/WorldCom Merger will be allocated to the assets and liabilities of MCI based on their estimated fair value. The excess of consideration over the historical book value of MCI net assets acquired has been preliminarily allocated to goodwill and other intangible assets. A final allocation of the purchase price to the MCI assets acquired and liabilities assumed is dependent upon certain valuations and studies that have not progressed to a stage where there is sufficient information to make such an allocation in the accompanying pro forma financial information. WorldCom's management believes that the consideration in excess of the historical book value of MCI's net assets acquired, primarily comprises goodwill, certain in-process research and development projects and other intangible assets. In-process research and development projects may include projects for which technological feasibility has not been established and the technology has no future alternative use. To the extent that a portion of the purchase price is allocated to such in-process research and development projects, a charge, which may be material to WorldCom's results of operations, would be recognized in the period in which the MCI/WorldCom Merger occurs. For purposes of the Additional Pro Forma Presentation, the excess consideration has been amortized over an estimated life of 40 years. WorldCom management expects that amounts allocated to goodwill and trade names will be amortized over 40 years while other intangible assets may be amortized over shorter periods consequently reducing net income reported by the combined company. A final determination of lives attributable to the intangible assets has not yet been made (See Note 1). To the extent amounts are allocated to certain in-process research and development projects, pro forma amortization expense would be ratably reduced accordingly.

8. This entry reflects the adjustment to depreciation expense for the effect of the fair value adjustment of MCI's property, plant and equipment based on a preliminary evaluation of depreciated replacement cost (See Note 7).

9. These adjustments represent the recognition of interest on the additional borrowings of WorldCom to finance the cash payment to the holder of the MCI Class A Common Stock and other estimated transaction costs of $510 million (which includes a $465 million inducement fee paid to BT). The interest expense was calculated at WorldCom's incremental borrowing rate of 6.5%. A change of 1/8% in the incremental rate would affect interest expense by $9.3 million for the year ended December 31, 1996.

                        INFORMATION REGARDING COMPUSERVE

     The following briefly describes the business of CompuServe. Additional information regarding CompuServe is contained in its filings with the Commission pursuant to the Exchange Act. See "Additional Information" and "Incorporation of Documents by Reference."

BUSINESS OF COMPUSERVE

     CompuServe was incorporated in Delaware on February 16, 1996 and holds all of the outstanding capital stock of CompuServe Incorporated. CompuServe Incorporated was founded in 1969 as a computer time-sharing service and introduced its first online service in 1979. Until April 19, 1996, CompuServe was a wholly-owned subsidiary of Block Group. Block Group is a wholly-owned subsidiary of H&R Block.

     On April 19, 1996, CompuServe completed an initial public offering of 18,400,000 newly issued shares of CompuServe Common Stock. CompuServe's shares are quoted on The Nasdaq National Market under the symbol "CSRV."

     CompuServe operates primarily through two divisions: Interactive Services and Network Services. Interactive Services offers worldwide online and Internet access services for consumers, while Network Services provide worldwide network access, management and applications, and Internet services to businesses.

     CompuServe's principal executive offices are located at 5000 Arlington Centre Boulevard, Columbus, Ohio 43220, and its telephone number is (614) 457-8600.

  Interactive Services

     CompuServe Interactive Service

     CompuServe Interactive Service ("CSi") is one of the two largest consumer online services in the world. As of April 30, 1997, the number of CSi subscribers, exclusive of the subscribers of NIFTY SERVE, CompuServe's Japanese licensee, was approximately 2.8 million, a decrease of about 12% since April 30, 1996. CSi targets the more experienced PC user in both the home and office who values breadth and depth of professional and business-oriented content. CSi provides over 2,000 content areas such as finance, current events and online reference; over one thousand managed forums where subscribers with similar interests can meet to exchange information, hold online discussions and download files and programs; e-mail; integrated Internet access; and electronic commercial services. CSi has been building its extensive content and associated relationships for over fifteen years.

     CompuServe, its licensee and its distributors provide local access to CSi in approximately 100 cities outside of the United States, from offices in 21 countries around the world. They offer multilingual interfaces, feature local content and provide customer service.

     CompuServe and its licensee had approximately 3.6 million subscribers outside of the United States as of April 30, 1997, 1.2 million of which were supported directly by CSi and the remainder of which were NIFTY SERVE subscribers. CompuServe has licensed its core technology and network model relating to its online service to NIFTY, a joint venture of Fujitsu Limited and Nissho Iwai. NIFTY is licensed to operate its own online service, NIFTY SERVE, in Japan based on CompuServe technology. In addition, NIFTY has the exclusive right to distribute CSi in Japan. NIFTY has also been authorized by CompuServe to license a subdistributor in Taiwan and another in South Korea to distribute CSi in those countries. NIFTY has a right of first refusal to distribute CSi in 14 additional Asian countries should CompuServe decide to license a third-party distributor in those countries.

     NIFTY's license with respect to CompuServe technology is perpetual. NIFTY's license to act as a distributor of the CSi is for an unlimited number of five-year renewable terms, and is next up for renewal in calendar 2001. NIFTY has the right to terminate its license to distribute CSi at any time, upon one year's advance notice. NIFTY pays CompuServe a royalty fee on the gross monthly usage revenues of the NIFTY SERVE online service. During each of the last three years, such royalties accounted for less than 1% of

CompuServe's total Interactive Services revenues. CompuServe pays NIFTY a royalty for the CSi business that it generates and the associated support services that it provides to CSi subscribers.

     In addition, CompuServe has arrangements with various distributors in Australia, New Zealand, Hong Kong, Mexico, Argentina, Chile, Venezuela, Israel and South Africa, whose main function is to generate customers for CSi. CompuServe pays royalties to these distributors for the business that they generate and the associated support service that they provide to CSi subscribers in countries in which they operate.

     WOW!

     In March 1996, CompuServe launched WOW!, a consumer online service targeted to the mass consumer home market. WOW! complemented the existing CSi service by targeting the less experienced computer user who, management believed, were not adequately served by existing online services. The WOW! service employed a unique, intuitive navigation structure designed to mirror the manner in which non-computer trained individuals perceive the world. The underlying technology was transparent to the user. CompuServe applied for a patent on the WOW! navigation structure.

     On November 21, 1996, the Company announced a Back-to-Basics strategy aimed at building on its leadership in the business, professional and technical market sectors while focusing on profitable segments in the consumer market. As part of this change in market strategy, the WOW! service was withdrawn effective January 31, 1997.

     SPRYNET

     SPRY, CompuServe's Internet subsidiary, provides Internet-access-only services through SPRYNET to those more technically sophisticated users who choose to access the Internet directly without availing themselves of services offered through CSi. As of April 30, 1997, SPRYNET had approximately 280,000 subscribers. SPRYNET offers subscribers a choice of unlimited access to the Internet for a competitive fixed monthly fee, or a fixed amount of access for a lower monthly fee with a competitive hourly rate thereafter.

  Network Services

     CompuServe Network Services ("CNS") provides virtual private networkings, Internet, Intranet, Extranet services plus groupware application and web hosting services to corporate clients around the world. In addition to providing network connectivity and Internet access for CompuServe's CSi and SPRYNET service, CNS offers dial and dedicated connectivity solutions that allow corporate customers' dispersed users to gain secure, seamless access to IP-based applications as well as proprietary systems. Customer applications supported by CNS include Vital Processing Services LLC (Visa International Inc.'s point-of-sale network) for credit card authorization, Federal Express Corp.'s package tracking system, Experian Inc.'s (formerly TRW's credit data unit) credit data transmission to 200,000 corporate clients and Charles Schwab's Street Smart product. At the end of fiscal year 1997 CNS had a client base of approximately 1,200 corporate customers.

RECENT DEVELOPMENTS

     CompuServe recently announced a new Web-based product "C from CompuServe" which will feature CompuServe's proprietary online service plus links to related external websites. The new product will be available at three different levels:
(i) the Guest level available to any Web user on a "read-only" basis; (ii) the Member level available on a pay-per-view basis; and (iii) the Subscriber level available to those that pay a subscription fee. The new product is aimed at business, professional, technical and other sophisticated consumers.

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

                         INFORMATION REGARDING WORLDCOM

     The following briefly describes the businesses, management and principal shareholders of WorldCom, as well as information regarding the MCI/WorldCom Merger and the BFP Merger. Additional information regarding WorldCom is contained in its filings with the Commission pursuant to the Exchange Act. See "Available Information" and "Incorporation of Documents by Reference."

BUSINESS OF WORLDCOM

     WorldCom is one of the largest telecommunications companies in the United States, serving local, long distance and Internet customers domestically and internationally. WorldCom provides telecommunications services to business, government, telecommunications companies and consumer customers, through its network of fiber optic cables, digital microwave, and fixed and transportable satellite earth stations.

     WorldCom is one of the first major facilities-based telecommunications companies with the capability to provide businesses with high quality local, long distance, Internet, data and international communications services over its global networks. With service to points throughout the nation and the world, WorldCom provides telecommunications products and services including: switched and dedicated long distance and local products, 800 services, calling cards, domestic and international private lines, broadband data services, debit cards, conference calling, advanced billing systems, enhanced fax and data connections, high speed data communications, facilities management, local access to long distance companies, local access to ATM-based backbone service and interconnection via Network Access Points to ISPs. In addition, WorldCom's subsidiary, UUNET, is an international ISP.

     WorldCom's principal executive offices are located at 515 East Amite Street, Jackson, Mississippi 39201-2702, and its telephone number is (601) 360-8600.

RECENT DEVELOPMENTS

  The MCI/WorldCom Merger

     General. On October 1, 1997, WorldCom announced its intention to make the MCI Offer. On November 9, 1997, WorldCom entered into the MCI/WorldCom Merger Agreement with MCI and MCI Merger Sub, a wholly-owned acquisition subsidiary of WorldCom, providing for the MCI/WorldCom Merger, in which MCI would merge with and into MCI Merger Sub, with MCI Merger Sub surviving as a wholly-owned subsidiary of WorldCom. If the Charter Amendment (defined below) is approved, WorldCom will change its name as of the MCI/WorldCom Effective Time to "MCI WorldCom, Inc." As a result of the MCI/WorldCom Merger, the separate corporate existence of MCI will cease, and MCI Merger Sub (which will be renamed "MCI Communications Corporation") will succeed to all the rights and be responsible for all the obligations of MCI in accordance with the DGCL. Subject to the terms and conditions of the MCI/ WorldCom Merger Agreement, each share of MCI Common Stock outstanding immediately prior to the MCI/WorldCom Effective Time will be converted into the right to receive the MCI Common Stock Merger Consideration equal to the MCI Exchange Ratio, and each share of MCI Class A Common Stock outstanding immediately prior to the MCI/WorldCom Effective Time will be converted into the MCI Class A Common Stock Merger Consideration. The "MCI Exchange Ratio" means the quotient (rounded to the nearest (1)/10,000) determined by dividing $51.00 by the average of the high and low sales prices of WorldCom Common Stock (previously defined as the "MCI/WorldCom Average Price") as reported on The Nasdaq National Market on each of the 20 consecutive trading days ending with the third trading day immediately preceding the MCI/ WorldCom Effective Time; provided, however, that the MCI Exchange Ratio will not be less than 1.2439 or greater than 1.7586. Cash will be paid in lieu of any fractional share of WorldCom Common Stock in the MCI/WorldCom Merger. See "-- Other Terms of the MCI/WorldCom Merger Agreement -- Conversion of Shares in the MCI/WorldCom Merger."

     Based on the number of shares MCI Common Stock outstanding as of October 31, 1997 and assumed MCI Exchange Ratios of 1.2439 and 1.7586, approximately 703,178,763 shares and 994,139,540 shares, respectively, of WorldCom Common Stock will be issued in the MCI/WorldCom Merger. In addition, outstanding rights and options to purchase shares of MCI Common Stock would be converted in the MCI/WorldCom Merger to rights and options to acquire an aggregate of approximately 100,263,626 shares and 141,750,634 shares, respectively, of WorldCom Common Stock, and the exercise price would be adjusted to reflect the MCI Exchange Ratio, so that, on exercise, the holders would receive, in the aggregate, the same number of shares of WorldCom Common Stock as they would have received had they exercised prior to the MCI/WorldCom Merger, at the same exercise price.

     The MCI/WorldCom Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware or at such subsequent time as WorldCom and MCI may agree and is specified in the Certificate of Merger. The filing of the Certificate of Merger will occur as soon as practicable following the closing of the MCI/WorldCom Merger, which will occur on the fifth business day after the satisfaction or waiver of the conditions set forth in the MCI/WorldCom Merger Agreement, unless otherwise agreed by the parties. Consummation of the MCI/WorldCom Merger, however, is dependent upon the requisite approvals and authorizations for the MCI/WorldCom Merger under the Hart-Scott-Rodino Act, the Communications Act of 1934, as amended (the "Communications Act"), and other applicable federal, state or other applicable regulatory laws. There can be no assurance as to (i) if or when such approvals will be obtained or that, if obtained, such approvals will satisfy the conditions to the consummation of the MCI/ WorldCom Merger set forth in the MCI/WorldCom Merger Agreement or (ii) whether all of the other conditions precedent to the MCI/WorldCom Merger will be satisfied or waived by the party permitted to do so. If the MCI/WorldCom Merger is not effected on or before December 31, 1998, the MCI/WorldCom Merger Agreement can be terminated by either MCI or WorldCom, unless the failure to effect the MCI/ WorldCom Merger by such date is due to the failure of the party seeking to terminate the MCI/WorldCom Merger Agreement to fulfill its obligations under the MCI/WorldCom Merger Agreement (including without limitation its obligation to use its best efforts to consummate the MCI/WorldCom Merger). See "-- Other Terms of the MCI/WorldCom Merger Agreement -- Conditions Precedent to the MCI/WorldCom Merger" and "-- Termination."

  Effects of the MCI/WorldCom Merger; Estimated Synergies

     The WorldCom Board of Directors believes that the MCI/WorldCom Merger will create a fully integrated communications company that will be well positioned to take advantage of growth opportunities in global telecommunications. The combined company ("MCI WorldCom") is expected to have over $30 billion in 1998 pro forma revenues and will provide a complete range of local, long distance, Internet and international communications services. In addition, the WorldCom Board has concluded that the MCI/ WorldCom Merger presents significant opportunities for cost savings and operating efficiencies. WorldCom estimates that annual cash operating cost synergies of $2.5 billion are achievable in 1999, increasing to $5.6 billion by 2002. In addition, capital expenditure savings of $2 billion per year are expected in 1999 and beyond. There can, however, be no assurance that any specific level of cost savings or other synergies will be achieved or that such cost savings or other synergies will be achieved within the time period contemplated.

     Set forth below are the synergies originally estimated by WorldCom to be achievable as a result of the MCI/WorldCom Merger (the "Previous Synergy Estimates") and the revised synergy estimates prepared by WorldCom following the exchange of information between MCI and WorldCom (the "Revised Synergy Estimates"). Both the Previous Synergy Estimates and the Revised Synergy Estimates are net of the expenses WorldCom estimates will be incurred to achieve such savings. WorldCom is in the process of developing its plan to integrate the operations of MCI which may include certain exit costs. As a result of this plan, a charge, which may be material but which cannot now be quantified, is expected to be recognized in the period in which such a restructuring occurs.

     The information contained in this section "Effects of the MCI/WorldCom Merger; Estimated Synergies" (pages 84-88) was not prepared with a view toward compliance with published guidelines of the Commission or the American Institute of Certified Public Accountants regarding forward-looking information or generally accepted accounting principles and was not examined, reviewed or compiled by independent public accountants, and, accordingly, the independent public accountants do not express an opinion or any other form of assurance with respect thereto. The estimates of achievable cost synergies ("synergies") were based upon a variety of estimates and assumptions. The estimates and assumptions underlying the synergies which involved judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties, all of which are difficult to predict and many of which are beyond the control of WorldCom, MCI and CompuServe and will be beyond the control of the combined companies. There can be no assurance that the synergies will be realized, and actual results may vary materially from those shown. Additionally, the synergies do not reflect revised prospects for WorldCom's, MCI's or the combined companies' businesses, changes in general business and economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such information was prepared. None of the synergies were intended to be a forecast of profits by WorldCom, MCI and the combined companies or any of their directors, and in deciding whether or not to approve the CompuServe Merger, stockholders of CompuServe should not put undue reliance upon any such synergies. Neither WorldCom, CompuServe nor MCI have updated or supplemented this information or intend to do so. This section contains "forward looking statements" within the meaning of the PSLRA. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

                     ESTIMATES OF ACHIEVABLE COST SYNERGIES

PREVIOUS SYNERGY ESTIMATES

                                                               FISCAL YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                              1999     2000     2001     2002
                                                              -----    -----    -----    -----
                                                                   (DOLLARS IN BILLIONS)
Network synergies and avoided local losses..................   $1.5     $2.0     $2.7     $3.2
Core SG&A...................................................    0.9      1.0      1.1      1.2
                                                               ----     ----     ----     ----
Total pre-tax cash operating synergies......................   $2.4     $3.0     $3.8     $4.4
  As a % of combined revenues...............................      6%       6%       7%       7%
  As a % of combined operating expenses.....................      8%       8%       9%       9%
Capital expenditure savings.................................   $1.5     $1.6     $1.5     $1.5
  As a % of combined revenues...............................      4%       3%       3%       2%
  As a % of combined capital expenditures...................     20%      21%      19%      18%

REVISED SYNERGY ESTIMATES

                                                               FISCAL YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                              1999     2000     2001     2002
                                                              -----    -----    -----    -----
                                                                   (DOLLARS IN BILLIONS)
Network synergies and avoided local losses..................   $1.6     $2.6     $3.5     $4.4
Core SG&A...................................................    0.9      1.0      1.1      1.2
                                                               ----     ----     ----     ----
Total pre-tax cash operating synergies......................   $2.5     $3.6     $4.6     $5.6
  As a % of combined revenues...............................      6%       8%       8%       8%
  As a % of combined operating expenses.....................      8%      10%      11%      12%
Capital expenditure savings.................................   $2.0     $2.0     $2.0     $2.0
  As a % of combined revenues...............................      5%       4%       4%       3%
  As a % of combined capital expenditures...................     26%      26%      24%      23%

     The Previous Synergy Estimates were developed by WorldCom prior to October 1, 1997 based on publicly available information, WorldCom's general knowledge of the telecommunications industry and

WorldCom's experience in prior merger and acquisition transactions. The Revised Synergy Estimates were developed subsequently by WorldCom following an exchange of information between MCI and WorldCom and discussions between the companies' respective management teams. As a result of the information obtained by WorldCom and the discussions with the MCI management team, the Revised Synergy Estimates include certain new categories of potential savings, such as cost savings relating to the elimination of duplicated information technology costs. In addition, categories of savings included in the Previous Synergy Estimates were revised by WorldCom in light of improved knowledge about MCI's business and prospects.

     The Previous Synergy Estimates and the Revised Synergy Estimates are net of the expenses WorldCom believes will be incurred to achieve the estimated costs synergies.

          Network Synergies and Avoided Local Losses. In both the Previous Synergy Estimates and the Revised Synergy Estimates, network synergies and avoided local losses were anticipated to be realized in three areas: reduced domestic network costs, reduced cost of terminating international traffic and avoided costs in MCI's local activities.

             Reduced domestic network costs. As a result of WorldCom's existing extensive local network, the combined company will carry an increased proportion of its domestic traffic on its own local network facilities resulting in a reduction in leased line costs and access costs associated with switched traffic. By combining WorldCom's and MCI's traffic, a reduction in variable network costs such as In-WATS, Out-WATS and directory services are expected as a result of the combined company's greater purchasing power. Assumptions used by WorldCom to estimate the magnitude of potential cost savings in this area included:
        (i) the magnitude of MCI's and WorldCom's projected costs for terminating traffic domestically; (ii) the mix of these costs between different categories such as access, direct access lines and leased lines, Out-WATS and In-WATS, and entrance facilities; and (iii) the proportion of the projected costs that net of implementation costs could be eliminated as a result of combining MCI's and WorldCom's activities.

             Reduced cost of terminating international traffic. MCI currently has more extensive settlement agreements for international traffic than does WorldCom. The combined company will benefit from these settlement agreements. In addition, as a result of construction of transatlantic facilities and network facilities in Europe, the combined company will be able to lower MCI's average costs of terminating certain traffic in Europe. Assumptions used by WorldCom to estimate the magnitude of potential costs savings in this area included: (i) the magnitude of MCI's and WorldCom's projected costs for terminating traffic overseas on a country-by-country basis; (ii) the magnitude of MCI's and WorldCom's projected international traffic on a country-by-country basis; and (iii) the proportion of MCI's international traffic that could be carried on WorldCom's facilities in Europe.

             Avoided costs in MCI's local activities. As a result of WorldCom's existing extensive local network and operations, the combined company will be able to execute MCI's plans to expand in the local market at a lower cost than MCI would be able to on a stand-alone basis. The combined company will avoid the need to duplicate certain sales, marketing and administrative functions and will have reduced network costs resulting from the more rapid transfer of traffic to the combined company's network facilities. Assumptions used by WorldCom to estimate the magnitude of potential cost savings in this area included: (i) the projected operating costs associated with MCI's plans to expand its presence in the local market; and (ii) the proportion of these costs that net of implementation costs could be avoided by combining MCI's and WorldCom's businesses.

          Comparing the Previous Synergy Estimates and the Revised Synergy Estimates, network synergies and avoided local losses increased by $100 million in 1999 and by $1.2 billion in 2002. These changes occurred as a result of a substantial increase in estimated reduced costs of terminating international traffic and a modest increase in reduced domestic network costs offset by a modest reduction in avoided costs in MCI's local activities.

          Core SG&A. The increased scale of activities in the combined company's operations will result in opportunities to reduce costs by avoiding expenditures on duplicative activities, greater purchasing power and the adoption of best practices in cost containment across the combined company resulting in a reduction in core sales, general and administrative expenses. Assumptions used by WorldCom to estimate the magnitude of potential cost savings in this area included: (i) the magnitude of MCI's and WorldCom's sales, general and administrative expense by category such as sales, accounting and finance and information services; and (ii) the proportion of the projected costs that net of implementation costs could be eliminated as a result of combining MCI's and WorldCom's activities, based in part on a comparison to other comparable companies' levels of sales, general and administrative expenses as a percentage of sales.

          Core sales, general and administrative cost synergies did not change materially between the Previous Synergy Estimates and the Revised Synergy Estimates.

          Capital Expenditure Savings. Capital expenditure savings are expected to be realized primarily in three areas: domestic long distance network activities, local network buildout and information technology. Capital expenditures relating to the combined company's long distance activities will be reduced primarily as a result of avoided duplicative fixed capital expenses and the cost benefits realized from greater purchasing efficiencies. Capital expenditures relating to the combined company's local and information technology activities will be reduced primarily as a result of avoided duplicative capital expenditures. Assumptions used by WorldCom to estimate the magnitude of potential cost savings in this category included: (i) the magnitude of MCI's and WorldCom's long distance, local and information technology related capital expenditures; and (ii) the proportion of the projected costs that net of implementation costs could be eliminated as a result of combining MCI's and WorldCom's activities.

          Comparing the Previous Synergy Estimates and the Revised Synergy Estimates, capital expenditure savings increased by approximately $500 million per year primarily as a result of significant anticipated savings in the area of information technology that were not included in the Previous Synergy Estimates and a modest increase in anticipated long distance savings. In the Revised Synergy Estimates, in 1999 approximately 45% of total capital expenditure savings relate to long distance, 35% to local and 20% to information technology. In 2002, approximately 65% of total capital expenditure savings relate to long distance, 15% to local and 20% to information technology.

     The combined company would be the second largest long distance carrier in the United States. The combined company would begin operations with one of the industry's strongest bases of business customers and more than 22 million small business and residential customers.

     The WorldCom Board believes that the MCI/WorldCom Merger would create a company strongly positioned to fulfill the promise of the Telecom Act and accelerate the onset of competition in local telecommunications. WorldCom believes that the combined company can expand further and faster into local service areas now dominated by incumbent local exchange carriers than either company could on a stand-alone basis because of the efficiencies that WorldCom believes the combined company will achieve through, among other things as described above, reduced capital expenditures in the deployment of the same amount of, or more, network capacity than the total of what the two companies would deploy on a stand-alone basis. The new company would offer local service over its own facilities, including more than 9,000 route miles of local fiber, in more than 100 markets.

     The combined company, with offices in 65 countries, would be the second largest carrier of international voice traffic in the world. The WorldCom Board believes that the combination of WorldCom and MCI will position MCI WorldCom as a powerful competitor in the $670 billion global telecom industry.

     MCI WorldCom would bring together the Internet expertise of UUNET and MCI to create one of the world's largest providers of Internet services. The combined company's advanced portfolio of Internet/data services would include access, web hosting and development, intranet applications as well as high-speed virtual data services.

     The WorldCom Board believes that MCI WorldCom will provide global customers with unparalleled networking strength and more than 20 years of experience in systems integration, superior outsourcing capabilities and technology support and implementation.

  Charter Amendment

     The WorldCom Board of Directors intends to propose an amendment to the WorldCom Articles (the "Charter Amendment") and directed that the Charter Amendment be submitted to the shareholders of WorldCom for approval at a special meeting of the stockholders of WorldCom (the "WorldCom Special Meeting") called to obtain shareholder approval of the Share Issuance. The Charter Amendment would change the name of WorldCom to "MCI WorldCom, Inc." from "WorldCom, Inc." Approval of the Charter Amendment by the WorldCom shareholders is not a condition precedent to the consummation of the MCI/ WorldCom Merger.

     If approved by the shareholders at the WorldCom Special Meeting, the Charter Amendment will become effective upon the filing of an amendment to the WorldCom Articles with the Georgia Secretary of State.

     The change in WorldCom's corporate name will not affect the validity or transferability of stock certificates presently outstanding, or any certificates issued in connection with the CompuServe Merger, and WorldCom's shareholders, both prior to and following consummation of the CompuServe Merger, will not be required to exchange any certificates presently held by them.

  Management After the MCI/WorldCom Merger

     WorldCom has further agreed to take all necessary action as of the MCI/WorldCom Effective Time to reconstitute the Board of Directors of WorldCom to consist of fifteen members, eight of whom will be designated by WorldCom from among the directors of WorldCom, five of whom will be designated by MCI from among the directors of MCI and two of whom shall be directors designated by WorldCom from among pending acquisitions of WorldCom, provided that the persons designated by each party are reasonably acceptable to the other party. WorldCom has further agreed to cause Bert C. Roberts, Jr. to be appointed Chairman of WorldCom and to cause the senior management of WorldCom to be as previously agreed between the parties. See "-- Management of WorldCom Following the MCI/WorldCom Merger."

  Accounting Treatment

     The MCI/WorldCom Merger will be accounted for as a purchase for financial accounting purposes in accordance with generally accepted accounting principles. For purposes of preparing WorldCom's consolidated financial statements, WorldCom will establish a new accounting basis for MCI's assets and liabilities based upon the fair values thereof, the MCI/WorldCom Merger Consideration and the costs of the MCI/ WorldCom Merger. WorldCom's management believes that any excess of cost over the fair value of the net assets of MCI will be recorded as goodwill, in-process research and development, and other intangible assets. In-process research and development projects may include projects for which technological feasibility has not been established and the technology has no future alternative use. To the extent that a portion of the purchase price is allocated to such in-process research and development projects, a charge, which may be material to WorldCom's results of operations, would be recognized in the period in which the MCI/WorldCom Merger occurs. A final determination of the intangible asset lives and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the development of the unaudited pro forma condensed combined financial information appearing elsewhere in this Proxy Statement/Prospectus are preliminary and have been made solely for purposes of developing such unaudited pro forma condensed combined financial information. WorldCom has undertaken a study to determine the fair value of certain of MCI's assets and liabilities and will make appropriate purchase accounting adjustments upon completion of that study. For financial reporting purposes, the results of operations of MCI will be included in the WorldCom consolidated statement of operations following the MCI/WorldCom Effective Time. See "Pro Forma Financial Information."

  Certain Regulatory Filings and Approvals

     FCC Transfer Approvals. Certain activities of WorldCom and MCI are regulated by the FCC. Provisions of Title 47 of the United States Code, including Sub-Titles II and III and the Cable Landing License Act, require the prior approval of the FCC for the acquisition of control of a company such as MCI that holds various licenses and authorizations issued by the FCC. The FCC traditionally grants approval of such transactions if it determines that the transfer of control is consistent with the public interest, convenience and necessity, without consideration of the relative merits of such a transfer of control vis-a-vis those of any other possible transfers of control that may be pending or contemplated. On October 1, 1997, WorldCom requested FCC approval for both stages of a two-step transfer of control of MCI to WorldCom that contemplated as a first step an interim transfer of control to a "caretaker" voting trustee empowered to acquire and hold shares of MCI tendered pursuant to the MCI Offer. Subsequently, WorldCom and MCI agreed upon the terms of the MCI/WorldCom Merger and in light of the MCI/WorldCom Merger Agreement, MCI and WorldCom jointly requested that the request for a voting trust be withdrawn and jointly submitted amendments to WorldCom's October 1, 1997 applications under Title III of the Communications Act relating to MCI's radio licenses, requesting approval of transfer of control of MCI to WorldCom. WorldCom and its Subsidiaries already hold certain similar authorizations issued by the FCC, and WorldCom believes it is likely that the transfer applications will be granted. However, the transfer applications are subject to public comment, petitions to deny and informal objections by third parties, which may interpose objections in an attempt to delay or impede approval by the FCC. Accordingly, there can be no assurance that the FCC will timely grant the transfer applications or not subject their approval to various conditions and restrictions. The MCI/WorldCom Merger is conditioned on receipt of approval of the transfer applications, other than those the failure of which to be obtained would not reasonably be expected to have individually or, together with any approvals from the PUCs which shall not have been obtained, in the aggregate a MCI/WorldCom Material Adverse Effect (defined below) on WorldCom and its Subsidiaries (defined below) (including the surviving corporation of the MCI/WorldCom Merger (the "MCI/WorldCom Surviving Corporation")).

     State Regulatory Transfer Approval. WorldCom has amended or expects shortly to amend pending state transfer applications and to file additional state applications (the "State Applications") that seek prior approval of the contemplated acquisition of control of MCI by WorldCom from multiple state PUCs, whose governing statutes and rules require their consent for transfers of control of common carriers such as MCI, that provide intrastate local and interexchange telecommunications services within their respective states. The State Applications are subject to public comment and objections and oppositions of third parties which may interpose objections in an attempt to delay or impede approval by the state PUCs. Notwithstanding any such challenges, WorldCom believes it is likely that the state PUCs will grant all State Applications other than those the failure of which to be obtained would not reasonably be expected to have individually or in the aggregate an MCI/WorldCom Material Adverse Effect. WorldCom's subsidiaries hold authorizations from the state PUCs, and most of those authorizations convey the same or similar authority as the corresponding authorizations held by MCI. There can be no assurance, however, that the state PUCs will timely grant the transfer applications or not subject their approval to various conditions and restrictions. The MCI/WorldCom Merger is conditioned on receipt of approval of the transfer applications, other than those the failure of which to be obtained would not reasonably be expected to have individually or, together with any approvals from the FCC which shall not have been obtained, in the aggregate an MCI/WorldCom Material Adverse Effect on WorldCom and its Subsidiaries (including the MCI/WorldCom Surviving Corporation).

     Hart-Scott-Rodino Act and European Commission Approvals. Under the Hart-Scott-Rodino Act and the rules promulgated thereunder by the FTC, the MCI/WorldCom Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and specified waiting period requirements have been satisfied. WorldCom filed notification and report forms under the Hart-Scott-Rodino Act with the FTC and the DOJ on October 1, 1997. On October 31, 1997, each of WorldCom and MCI received a request for additional information from the DOJ.

     The consummation of the MCI/WorldCom Merger is also contingent upon confirmation from the European Commission under the Merger Control Regulation that the MCI/WorldCom Merger does not create or strengthen a dominant position as a result of which effective competition would be significantly

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

impeded in the common market. MCI and WorldCom jointly filed with the European Commission the required notification of the MCI/WorldCom Merger on November 20, 1997. On December 18, 1997, the European Commission advised WorldCom and MCI that it sought additional information regarding the merger. The parties plan to provide the requested information in mid-January 1998. If, following a one-month period after the submission of the additional information, the European Commission considers that it needs to examine the MCI/WorldCom Merger more closely, it may initiate a Phase II investigation; if it does initiate a Phase II investigation, the European Commission must make a final determination as to whether or not the MCI/WorldCom Merger is compatible with the common market no later than four months after the initiation of such investigation. If the European Commission were not to make a decision within this four month period, the MCI/WorldCom Merger would automatically be deemed to be compatible with the common market and would be allowed to proceed. WorldCom and MCI believe it is likely that the European Commission will determine that the MCI/WorldCom Merger is compatible with the common market. However, no assurance can be given that the European Commission will not impose certain conditions or restrictions on the MCI/WorldCom Merger.

     At any time before or after the MCI/WorldCom Effective Time, and notwithstanding that the Hart-Scott-Rodino Act waiting period may have expired, the MCI/WorldCom Merger may have been approved by the European Commission pursuant to the Merger Control Regulation or the MCI/WorldCom Merger may have been consummated, the DOJ or any state could take such action under applicable laws as it deems necessary or desirable. Such action could include seeking to enjoin the consummation of the MCI/WorldCom Merger or seeking divestiture of MCI or businesses of WorldCom or MCI acquired as a result of the MCI/ WorldCom Merger. Private parties may also bring legal actions under the antitrust laws under certain circumstances.

  Percentage Ownership Interest of MCI Stockholders After the MCI/WorldCom
Merger

     The number of shares of WorldCom Common Stock to be issued in the MCI/WorldCom Merger will depend on the actual MCI Exchange Ratio, which will not be known until the end of the MCI Measurement Period (which ends three trading days preceding the MCI/WorldCom Effective Time). If the minimum MCI Exchange Ratio (1.2439) is applicable, and assuming that there will be 942,958,200 shares of WorldCom Common Stock and 565,301,683 shares of MCI Common Stock outstanding immediately prior to the MCI/ WorldCom Effective Time (which numbers are based on the number of shares outstanding on December 15, 1997, in the case of WorldCom, and October 31, 1997, in the case of MCI, without regard to shares issuable upon exercise of options, rights or warrants but assuming the conversion of WorldCom convertible securities), the number of shares of WorldCom Common Stock to be issued in the MCI/WorldCom Merger would be 703,178,163, which would represent 42.7% of the outstanding shares of WorldCom Common Stock immediately after the MCI/WorldCom Effective Time. If the maximum MCI Exchange Ratio (1.7586) is applicable, and based on the same assumptions, the number of shares of WorldCom Common Stock to be issued in the MCI/WorldCom Merger would be 994,139,540, which would represent 51.3% of the outstanding shares of WorldCom Common Stock immediately after the MCI/WorldCom Effective Time. These figures do not reflect the CompuServe Merger or the BFP Merger.

  Other Terms of the MCI/WorldCom Merger Agreement

     The description of the MCI/WorldCom Merger and the MCI/WorldCom Merger Agreement contained in this Proxy Statement/Prospectus describes the material terms of the MCI/WorldCom Merger Agreement but does not purport to be complete and is qualified in its entirety by reference to the MCI/WorldCom Merger Agreement, a copy of which is attached as an exhibit to the Registration Statement and incorporated herein by reference. Capitalized terms appearing below that are not otherwise defined herein have the same meanings as are given such terms in the MCI/WorldCom Merger Agreement. Whenever particular sections or defined terms are referred to, it is intended that such sections or defined terms shall be incorporated by reference.

     Conversion of Shares in the MCI/WorldCom Merger. At the MCI/WorldCom Effective Time, by virtue of the MCI/WorldCom Merger and without any further action on the part of the holder thereof:

          (i) each share of common stock of MCI Merger Sub issued and outstanding immediately prior to the MCI/WorldCom Effective Time will remain issued, outstanding and unchanged as validly issued,

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

     fully paid and nonassessable shares of common stock, par value $.01 per share, of the MCI/WorldCom Surviving Corporation;

          (ii) each share of MCI Capital Stock issued and owned or held by WorldCom, MCI Merger Sub or MCI at the MCI/WorldCom Effective Time will, by virtue of the MCI/WorldCom Merger, cease to be outstanding and will be canceled and retired, and no stock of WorldCom or other consideration will be delivered in exchange therefor;

          (iii) each share of MCI Common Stock issued and outstanding immediately prior to the MCI/ WorldCom Effective Time (other than any shares to be canceled as described in subparagraph (ii) above) will be converted into the right to receive that number of shares of WorldCom Common Stock equal to the MCI Exchange Ratio; provided, however, that cash will be paid in lieu of any fractional share of WorldCom Common Stock (see "-- No Fractional Shares"); and

          (iv) each share of MCI Class A Common Stock issued and outstanding immediately prior to the MCI/WorldCom Effective Time (other than shares to be canceled as described in paragraph (ii) above) will be converted into the right to receive $51.00 in cash, without interest thereon.

     As a result of the MCI/WorldCom Merger and without any action on the part of the holders thereof, all shares of MCI Capital Stock will cease to be outstanding and will be canceled and retired and will cease to exist, and each holder of a certificate which immediately prior to the MCI/WorldCom Effective Time represented any such shares of MCI Capital Stock (a "Certificate") will cease to have any rights with respect thereto, except the right to receive, as hereinafter described: (i) a certificate representing the number of whole shares of WorldCom Common Stock (or the amount in cash, as applicable) into which any such shares of MCI Common Stock have been converted, (ii) certain dividends and other distributions and (iii) the cash, without interest, into which the shares of MCI Class A Common Stock have been converted and the cash in lieu of any fractional shares of WorldCom Common Stock that would otherwise be issued.

  No Fractional Shares

     No certificates or scrip or shares of WorldCom Common Stock representing fractional shares of WorldCom Common Stock will be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or have any other rights of a stockholder of WorldCom. In lieu of any such fractional share, each holder of shares of MCI Common Stock exchanged pursuant to the MCI/WorldCom Merger Agreement who would otherwise have been entitled thereto (after taking into account all Certificates) will be paid cash (without interest) in an amount equal to the product of (i) such fractional part of a share of WorldCom Common Stock multiplied by (ii) the last sales price per share of WorldCom Common Stock quoted on The Nasdaq National Market on the closing date of the MCI/ WorldCom Merger Agreement (the "MCI/WorldCom Closing Date").

  Representations and Warranties

     The MCI/WorldCom Merger Agreement contains various representations and warranties of WorldCom, MCI and MCI Merger Sub relating, among other things, to the following: (i) their incorporation, existence, good standing, corporate power and similar corporate matters; (ii) their capitalization; (iii) their authorization, execution, delivery and performance and the enforceability of the MCI/WorldCom Merger Agreement and related matters; (iv) the absence of conflicts, violations and defaults under their certificates, or articles of incorporation and bylaws and certain other agreements and documents; (v) the absence of required consents, approvals, orders or authorizations of, or registration, declaration or filing with certain governmental entities; (vi) the documents and reports filed with the Commission and the accuracy and completeness of the information contained therein; (vii) the registration statement and the joint proxy statement/prospectus contained therein relating to the MCI/WorldCom Merger and the accuracy and completeness of the information contained therein; (viii) the absence of certain material changes or events with respect to WorldCom since December 31, 1996; (ix) the stockholder votes required to approve the MCI/WorldCom Merger; (x) the inapplicability of MCI's stockholder rights plan to the MCI/WorldCom Merger; (xi) brokers or finders fees and expenses; (xii) the receipt of fairness opinions by MCI from its financial advisors; and (xiii) the receipt of letters identifying "affiliates" of each company for purposes of Rule 145 under the Securities Act.

     All representations and warranties of WorldCom, MCI and MCI Merger Sub expire at the MCI/ WorldCom Effective Time.

  Conduct of Business Pending the MCI/WorldCom Merger

     Each of WorldCom and MCI has agreed that during the period from the date of the MCI/WorldCom Merger Agreement and continuing until the MCI/WorldCom Effective Time, except as expressly contemplated or permitted by the MCI/WorldCom Merger Agreement or as otherwise indicated on its disclosure schedule or as required by a Governmental Entity (defined below) of competent jurisdiction or to the extent that the other party shall otherwise consent in writing, it and its Subsidiaries (defined below) will conduct their business in the usual, regular and ordinary course of business in all material respects, in substantially the same manner as conducted prior to the MCI/WorldCom Merger Agreement, and will use all reasonable efforts to preserve intact their present lines of business, maintain their rights and franchises and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their ongoing businesses are not impaired in any material respect at the MCI/WorldCom Effective Time. As used in the MCI/WorldCom Merger Agreement and this description thereof, "Subsidiary" means any corporation or other organization, whether incorporated or unincorporated, (i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which have by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries and "Governmental Entity" means any supranational, national, state, municipal or local government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority, including the European Union.

     Each of WorldCom and MCI has further agreed that during the period from the date of the MCI/ WorldCom Merger Agreement and continuing until the MCI/WorldCom Effective Time, except as expressly contemplated or permitted by the MCI/WorldCom Merger Agreement or as otherwise indicated on its disclosure schedule or as required by a Governmental Entity of competent jurisdiction or to the extent that the other party otherwise consents in writing, that it will not and will not permit any of its Subsidiaries to:

          (i) enter into any new material line of business or incur or commit to any capital expenditures other than capital expenditures incurred or committed in the ordinary course of business consistent with past practice and which, in the case of MCI, together with all such expenditures incurred or committed to during any fiscal year, are not in excess of specified amounts;

          (ii) (A) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except (x) in the case of MCI, to continue the declaration and payment of regular semiannual cash dividends not in excess of $0.025 per share of MCI Common Stock and MCI Class A Common Stock, in each case with usual record and payment dates for such dividends in accordance with MCI's past practice and, in the case of WorldCom, to continue the declaration and payment of regular quarterly cash dividends in amounts, including increases, consistent with past practice, and (y) dividends by its wholly-owned Subsidiaries, (B) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly-owned Subsidiary which remains a wholly-owned Subsidiary after consummation of such transaction, or (C) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock except for the purchase from time to time of capital stock (and in the case of MCI, the associated preferred stock purchase rights (each, an "MCI Right" and, collectively, the "MCI Rights") issued pursuant to a Rights Agreement, dated as of September 30, 1994, between MCI and Morgan Guaranty Trust Company of New York, as Rights Agent, as amended) in the ordinary course of business consistent with past practice in connection with certain of its benefit plans or, in the case of WorldCom, repurchases of shares of WorldCom Common Stock in open market or privately negotiated transactions other than during the MCI Measurement Period;

          (iii) amend, in the case of Subsidiaries, in any material respect, or propose to amend their respective certificates of incorporation, by-laws or other governing documents, except to the extent required to comply with their respective obligations under the MCI/WorldCom Merger Agreement, required by law or required by the rules and regulations of the NASD;

          (iv) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any debt securities having the right to vote on any matters on which stockholders may vote ("Voting Debt") or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares or Voting Debt or enter into any agreement with respect to any of the foregoing, other than (A) the issuance of common stock (and in the case of MCI, the associated MCI Rights) upon the exercise of stock options or in connection with other stock-based benefits plans outstanding on the date of the MCI/WorldCom Merger Agreement in accordance with their present terms,
     (B) issuances by a wholly-owned Subsidiary of capital stock to such Subsidiary's parent, (C) issuances in accordance with its rights agreement,
     (D) in the case of MCI, issuances of shares, options, rights or other awards and amendments to equity-related awards pursuant to certain of its benefit plans, in the ordinary course of business and consistent with past practice, and (E) in the case of WorldCom, issuances in respect of any acquisitions by WorldCom or its subsidiaries that are currently pending as of the date of the MCI/WorldCom Merger Agreement ("WorldCom Pending Acquisitions");

          (v) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets (other than the acquisition of assets used in the ordinary course) other than (A) in the case of WorldCom, the WorldCom Pending Acquisitions and (B) acquisitions in existing or related lines of its business the fair market value of the total consideration (including the value of indebtedness or other liability acquired or assumed) for which, in the case of WorldCom, does not exceed $525 million in the aggregate and for which, in the case of MCI does not exceed $325 million in the aggregate, provided, however, that the foregoing does not prohibit (x) internal reorganizations or consolidations involving existing Subsidiaries or (y) the creation of new Subsidiaries organized to conduct or continue activities otherwise permitted by the MCI/WorldCom Merger Agreement;

          (vi) sell, lease, encumber or otherwise dispose of, any of its assets (including capital stock of its Subsidiaries) which are material, individually or in the aggregate, other than (A) internal reorganizations or consolidations involving existing Subsidiaries, (B) dispositions referred to in its reports filed with the Commission prior to the date of the MCI/WorldCom Merger Agreement and (C) as may be required by or in conformance with law or regulation in order to permit or facilitate the consummation of the transactions contemplated hereby;

          (vii) make any loans, advances or capital contributions to, or investments in, any other person, other than by MCI or WorldCom, or a respective Subsidiary of each to or in MCI or WorldCom or any respective Subsidiary of each or to pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than indebtedness, issuances of debt securities, guarantees, loans, advances, capital contributions, investments, payments, discharges or satisfactions incurred or committed to in the ordinary course of business consistent with past practice;

          (viii) take any action that would prevent or impede the MCI/WorldCom Merger from qualifying as a reorganization under Section 368 of the Code;

          (ix) take any action that would, or that could reasonably be expected to, result in, except, in the case of MCI as otherwise permitted with respect to MCI/WorldCom Acquisition Proposals (as hereinafter defined), any of the conditions to the MCI/WorldCom Merger not being satisfied;

          (x) except as disclosed in its reports filed with the Commission prior to the date of the MCI/WorldCom Merger Agreement, or as required by a Governmental Entity, (A) change its methods of accounting in effect at December 31, 1996, except as required by changes in United States generally accepted accounting principles as concurred in by its independent auditors,
     (B) change its fiscal year or (C) make any material tax election, other than in the ordinary course of business consistent with past practice, without consultation with the other party; or

          (xi) amend, modify or waive any provision of its respective rights agreement, and shall not take any action to redeem the respective rights or render them inapplicable to any transaction, except, in the case of MCI to
     (A) render the rights inapplicable to the MCI/WorldCom Merger and (B) to permit another transaction that the MCI Board has determined is a Superior Proposal to be consummated no earlier than December 31, 1998. As used in the MCI/WorldCom Merger Agreement and this Proxy Statement Prospectus, "Superior Proposal" means a bona fide written MCI/WorldCom Acquisition Proposal (as hereinafter defined) which the Board of Directors of MCI concludes in good faith (after consultation with its financial advisors and legal counsel), taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, (x) would, if consummated, result in a transaction that is more favorable to MCI's stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by the MCI/WorldCom Merger Agreement and (y) is reasonably capable of being completed (provided that for purposes of this definition the term "MCI/WorldCom Acquisition Proposal" will have the meaning assigned to such term in "-- MCI/ WorldCom Acquisition Proposals" except that the reference to "10%" in the definition of "MCI/ WorldCom Acquisition Proposal" will be deemed to be a reference to "50%" and "MCI/WorldCom Acquisition Proposal" will only be deemed to refer to a transaction involving MCI, or with respect to assets (including the shares of any Subsidiary of MCI) of MCI and its Subsidiaries, taken as a whole, and not any of its Subsidiaries alone).

     In addition, WorldCom has agreed that it will not, and that it will not permit any of its Subsidiaries to, enter into any agreement with respect to or consummate any transaction contemplated by an MCI/ WorldCom Acquisition Proposal.

     Each of WorldCom and MCI has also further agreed that each party will (a) confer on a regular and frequent basis with the other, (b) report (to the extent permitted by law or regulation or any applicable confidentiality agreement) on operational matters, (c) file all reports required to be filed by each of them with the Commission (and all other Governmental Entities) between the date of the MCI/WorldCom Merger Agreement and the MCI/WorldCom Effective Time and will (to the extent permitted by law or regulation or any applicable confidentiality agreement) deliver to the other party copies of all such reports, announcements and publications promptly after the same are filed, (d) have the right (subject to applicable laws relating to the exchange of information) to review in advance, and will consult with the other with respect to, all the information relating to the other party and each of their respective Subsidiaries, which appears in any filings, announcements or publications made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by the MCI/WorldCom Merger Agreement. In exercising the foregoing right, each of WorldCom and MCI has agreed to act reasonably and as promptly as practicable, and to the extent practicable and as timely as practicable, it will consult with, and provide all appropriate and necessary assistance to, the other party with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by the MCI/WorldCom Merger Agreement and each party will keep the other party apprised of the status of matters relating to completion of the transactions contemplated hereby.

     Each of WorldCom and MCI has also further agreed that Bernard J. Ebbers, as Chief Executive Officer of WorldCom, and Gerald H. Taylor, as Chief Executive Officer of MCI, or their respective successors, jointly will be responsible for coordinating all aspects of transition planning and implementation relating to the MCI/ WorldCom Merger and the other transactions contemplated thereby, including, during the period between the date of the MCI/WorldCom Merger Agreement and the MCI/WorldCom Effective Time, (i) examining various alternatives regarding the manner in which to best organize and manage the businesses of WorldCom and MCI after the MCI/WorldCom Effective Time and (ii) coordinating policies and strategies with respect to regulatory authorities and bodies, in all cases subject to applicable law and regulation; provided however that nothing contained in the MCI/WorldCom Merger Agreement will give MCI or WorldCom, directly or indirectly, the right to control or direct the other party's operations prior to the MCI/WorldCom Effective Time.

     Each of WorldCom and MCI has also further agreed that (i) it will, as promptly as practicable following the date of the MCI/WorldCom Merger Agreement, in cooperation with the other, prepare and file with the Commission a joint proxy statement/prospectus and an amendment to WorldCom's existing registration statement on Form S-4 with respect to the Share Issuance, (ii) use all reasonable efforts to have the Form S-4 cleared by the Commission as promptly as practicable after filing with the Commission and to keep the Form S-4 effective as long as is necessary to consummate the MCI/WorldCom Merger and (iii) as promptly as practicable following the execution of the MCI/WorldCom Merger Agreement, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the required votes with respect to the transactions contemplated by the MCI/WorldCom Merger Agreement.

     WorldCom has further agreed to take all necessary action to, as of the MCI/WorldCom Effective Time, (i) reconstitute the MCI WorldCom Board to consist of fifteen members, eight of whom will be designated by WorldCom from among the directors of WorldCom, five of whom will be designated by MCI from among the directors of MCI and two of whom shall be directors designated by WorldCom from among pending acquisitions of WorldCom; provided that the persons designated by each party are reasonably acceptable to the other party, (ii) cause Bert C. Roberts, Jr. to be appointed Chairman of the combined company, (iii) cause the senior management of the combined company to be as previously agreed between the parties and (iv) amend the WorldCom Articles to change its name to "MCI WorldCom." Each of WorldCom and MCI has also agreed that the combined company will be headquartered in Jackson, Mississippi and the MCI/ WorldCom Surviving Corporation (which will be a subsidiary of MCI WorldCom) will be headquartered in Washington D.C.

     Each of WorldCom and MCI has also further agreed that upon reasonable notice, during the period prior to the MCI/WorldCom Effective Time, MCI will and will cause its Subsidiaries to (i) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of WorldCom reasonable access during normal business hours to all its properties, books, contracts, commitments and records and (ii) furnish promptly to WorldCom (a) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during such period pursuant to the requirements of Federal or state securities laws, as applicable (other than reports or documents which such party is not permitted to disclose under applicable law), and (b) consistent with its legal obligations, all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that MCI may restrict the foregoing access to the extent that (x) a Governmental Entity requires MCI or any of its Subsidiaries to restrict access to any properties or information reasonably related to any such contract on the basis of applicable laws and regulations with respect to national security matters or (y) any law, treaty, rule or regulation of any Governmental Entity applicable to MCI requires MCI or its Subsidiaries to restrict access to any properties or information. The parties have also agreed to hold any such information which is non-public in confidence to the extent required by, and in accordance with, the provisions of the letter dated October 16, 1997 between MCI and WorldCom (the "Confidentiality Agreement").

     Each of WorldCom and MCI has also further agreed that, subject to the terms and conditions of the MCI/WorldCom Merger Agreement, each party will use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the MCI/WorldCom Merger and the other transactions contemplated by the MCI/WorldCom Merger Agreement as soon as practicable, and in furtherance thereof, each party has made filings of a Notification and Report Form pursuant to the Hart-Scott-Rodino Act with respect to the transactions contemplated by the MCI/WorldCom Merger Agreement and each has agreed to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the Hart-Scott-Rodino Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Act as soon as practicable.

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     Each of WorldCom and MCI has also further agreed that it will, in connection with the efforts referenced in the previous paragraph, use its best efforts to (i) cooperate in all respects with the other party in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the FCC, PUCs, the DOJ or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FCC, PUCs, the DOJ or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FCC, PUCs, the DOJ or such other applicable Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences. As used in the MCI/WorldCom Merger Agreement, "Regulatory Law" means the Sherman Act, as amended, the Clayton Act, as amended, the Hart-Scott-Rodino Act, the Federal Trade Commission Act, as amended, the Federal Communications Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition, whether in the communications industry or otherwise through merger or acquisition.

     Each of WorldCom and MCI has also further agreed that, in furtherance and not in limitation of the covenants of the parties described in the previous two paragraphs, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by the MCI/WorldCom Merger Agreement as violative of any Regulatory Law, it will cooperate in all respects with the other and use its respective best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the MCI/WorldCom Merger Agreement provided that the covenant described above of each party to use its best efforts to effect the MCI/ WorldCom Merger, does not limit a party's right to terminate the MCI/WorldCom Merger Agreement so long as such party has up to then complied in all respects with such covenant.

     Each of WorldCom and MCI has further agreed that, if any objections are asserted with respect to the transactions contemplated by the MCI/WorldCom Merger Agreement under any Regulatory Law or if any suit is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated by the MCI/WorldCom Merger Agreement as violative of any Regulatory Law, it will use its best efforts to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such Regulatory Law so as to permit consummation of the transactions contemplated by the MCI/WorldCom Merger Agreement.

     Each of WorldCom, MCI Merger Sub and MCI has further agreed that it will use its best efforts to cause the MCI/WorldCom Merger to qualify and will not (both before and after consummation of the MCI/ WorldCom Merger) take any actions which to its knowledge could reasonably be expected to prevent the MCI/WorldCom Merger from qualifying as a reorganization under the provisions of
Section 368 of the Code.

  MCI/WorldCom Acquisition Proposals

     Each of WorldCom and MCI has agreed that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries will, and that it will direct and use its best efforts to cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or its Subsidiaries) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate (including by way of furnishing information) any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase or sale of all or any significant portion of the assets or 10% or more of the equity securities of, it or any of its Subsidiaries that, in any such case, could reasonably be expected to interfere with the completion of the MCI/WorldCom Merger or the other transactions

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

contemplated by the MCI/WorldCom Merger Agreement (any such proposal or offer being herein referred to as an "MCI/WorldCom Acquisition Proposal"). Each of WorldCom and MCI has further agreed not to, directly or indirectly, have any discussion with or provide any confidential information or data to any person relating to an MCI/WorldCom Acquisition Proposal, or engage in any negotiations concerning an MCI/ WorldCom Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an MCI/ WorldCom Acquisition Proposal or accept an MCI/WorldCom Acquisition Proposal.

     Notwithstanding the foregoing, MCI or its Board of Directors may (A) comply with Rule 14e-2(a) promulgated under the Exchange Act with regard to an MCI/WorldCom Acquisition Proposal, (B) recommend an unsolicited bona fide written MCI/WorldCom Acquisition Proposal to the stockholders of MCI, or withdraw or modify in any adverse manner its approval or recommendation of the MCI/WorldCom Merger Agreement in response to such an unsolicited bona fide written MCI/WorldCom Acquisition Proposal or (C) engage in any discussions or negotiations with, or provide any information to, any person in response to an unsolicited bona fide written MCI/WorldCom Acquisition Proposal by any such person, if and only to the extent that, in any such case as is referred to in clause (B) or (C), (i) the MCI stockholders meeting relating to the MCI/WorldCom Merger has not occurred, (ii) the Board of Directors of MCI concludes in good faith that such MCI/WorldCom Acquisition Proposal (x) in the case of clause (B) above would, if consummated, constitute a Superior Proposal or (y) in the case of clause (C) above could reasonably be expected to constitute a Superior Proposal, (iii) prior to providing any information or data to any person in connection with an MCI/WorldCom Acquisition Proposal by any such person, the MCI Board of Directors receives from such person an executed confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement, and (iv) prior to providing any information or data to any person or entering into discussions or negotiations with any person, the Board of Directors of MCI notifies WorldCom immediately of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers.

     MCI has also agreed that it will keep WorldCom informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations. Each of WorldCom and MCI has agreed that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to November 9, 1997 with respect to any MCI/WorldCom Acquisition Proposal. Each of WorldCom and MCI has also agreed that it will take the necessary steps to promptly inform its and its Subsidiaries' officers and directors, employees and representatives of these obligations.

  Conditions Precedent to the MCI/WorldCom Merger

     The respective obligations of MCI, WorldCom and the MCI Merger Sub to effect the MCI/WorldCom Merger are subject, among other things, to the satisfaction or waiver on or prior to the MCI/WorldCom Closing Date of the following conditions: (i) adoption of the MCI/WorldCom Merger Agreement by the stockholders of MCI; (ii) approval of the Share Issuance by the shareholders of WorldCom; (iii) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been adopted or promulgated or be in effect, having the effect of making the MCI/WorldCom Merger illegal or otherwise prohibiting consummation of the MCI/WorldCom Merger; provided, however, that this provision shall not be available to any party whose failure to fulfill its obligations pursuant to the MCI/WorldCom Merger Agreement shall have been the cause of, or shall have resulted in, such order or injunction; (iv) approvals for the MCI/WorldCom Merger from the FCC and from the PUCs, other than those the failure of which to be obtained would not reasonably be expected to have individually or in the aggregate a MCI/WorldCom Material Adverse Effect on WorldCom and its Subsidiaries (including the MCI/WorldCom Surviving Corporation); (v) the expiration or termination of the waiting period (and any extension thereof) applicable to the MCI/WorldCom Merger under the Hart-Scott-Rodino Act; (vi) the confirmation by way of a decision from the European Commission under the Merger Control Regulation (with or without the initiation of proceedings under Article 6(1)(c) thereof) that the MCI/WorldCom Merger and any matters arising therefrom are compatible with the

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

common market; (vii) the approval upon official notice of issuance for quotation on The Nasdaq National Market of the shares of WorldCom Common Stock to be issued in the MCI/WorldCom Merger; and (viii) effectiveness of the Form S-4 relating to the MCI/WorldCom Merger by declaration of the Commission under the Securities Act and the absence of a stop order suspending its effectiveness. As used in the MCI/WorldCom Merger Agreement and this description thereof, "MCI/WorldCom Material Adverse Effect" means with respect to any entity, any adverse change, circumstance or effect that, individually or in the aggregate with all other adverse changes, circumstances and effects, is or is reasonably likely to be materially adverse to the business, financial condition or results of operations of such entity and its Subsidiaries taken as a whole, other than any change, circumstance or effect relating to (i) the economy or securities markets in general or (ii) the industries in which WorldCom or MCI operate and not specifically relating to WorldCom or MCI.

     The obligations of WorldCom and the MCI Merger Sub to effect the MCI/WorldCom Merger are also subject to the satisfaction of, or waiver by WorldCom, on or prior to the MCI/WorldCom Closing Date of the following conditions:

          (i) the representations and warranties of MCI set forth in the MCI/WorldCom Merger Agreement that are qualified as to materiality being true and correct on the date of the MCI/WorldCom Merger Agreement, and each of the representations and warranties of MCI that is not so qualified being true and correct in all material respects on the date of the MCI/WorldCom Merger Agreement, and WorldCom's receipt of a certificate of the chief executive officer and the chief financial officer of MCI to such effect;

          (ii) MCI having performed or complied with all agreements and covenants required to be performed by it under the MCI/WorldCom Merger Agreement at or prior to the MCI/WorldCom Closing Date that are qualified as to materiality and MCI having performed or complied in all material respects with all other agreements and covenants required to be performed by it under the MCI/WorldCom Merger Agreement at or prior to the MCI/WorldCom Closing Date that are not so qualified as to materiality, and WorldCom's receipt of a certificate of the chief executive officer and the chief financial officer of MCI to such effect; and

          (iii) WorldCom's receipt from counsel to WorldCom, on the MCI/WorldCom Closing Date, a written opinion stating, among other things, that the MCI/WorldCom Merger qualifies as a reorganization under Section 368 of the Code.

     The obligations of MCI to effect the MCI/WorldCom Merger are also subject to the satisfaction of, or waiver by MCI, on or prior to the MCI/WorldCom Closing Date of the following additional conditions:

          (i) the representations and warranties of WorldCom set forth in the MCI/WorldCom Merger Agreement that are qualified as to materiality being true and correct on the date of the MCI/WorldCom Merger Agreement, and each of the representations and warranties of WorldCom that is not so qualified being true and correct in all material respects on the date of the MCI/WorldCom Merger Agreement, and MCI's receipt of a certificate of the chief executive officer and the chief financial officer of WorldCom to such effect;

          (ii) WorldCom having performed or complied with all agreements and covenants required to be performed by it under the MCI/WorldCom Merger Agreement at or prior to the MCI/WorldCom Closing Date that are qualified as to materiality and WorldCom having performed or complied in all material respects with all other agreements and covenants required to be performed by it under the MCI/ WorldCom Merger Agreement at or prior to the MCI/WorldCom Closing Date that are not so qualified as to materiality, and MCI's receipt of a certificate of the chief executive officer and the chief financial officer of WorldCom to such effect;

          (iii) MCI's receipt from counsel to MCI, on the MCI/WorldCom Closing Date, a written opinion stating, among other things, that the MCI/WorldCom Merger qualifies as a reorganization under Section 368 of the Code; and

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

          (iv) since the date of the MCI/WorldCom Merger Agreement, the absence of WorldCom and its Subsidiaries having incurred any material liability, except in the ordinary course of business consistent with past practice, or any adverse change, circumstance or effect that, individually or in the aggregate with all other adverse changes, circumstances and effects, is or is reasonably likely to be materially adverse to the business, financial condition or results of operations of WorldCom and its Subsidiaries taken as a whole, other than any change, circumstance or effect relating to (i) the economy or securities markets in general or (ii) the industries in which WorldCom or MCI operate and not specifically relating to WorldCom or MCI.

  Stock Options and Other Stock Plans; Employee Benefit Matters

     Each of MCI and WorldCom have also agreed that, pursuant to the MCI/WorldCom Merger Agreement, each option to purchase shares of MCI Common Stock (each, an "MCI Stock Option") that was granted pursuant to the MCI stock option plans prior to the MCI/WorldCom Effective Time and which remains outstanding immediately prior to the MCI/WorldCom Effective Time will be converted, at the MCI/WorldCom Effective Time, into an option to acquire, on the same terms and conditions as were applicable under the MCI Stock Option, that number of shares of WorldCom Common Stock determined by multiplying the number of shares of MCI Common Stock subject to such MCI Stock Option by the MCI Exchange Ratio, rounded, if necessary, up to the nearest whole share of WorldCom Common Stock, at a price per share equal to the per-share exercise price specified in such MCI Stock Option divided by the MCI Exchange Ratio; provided, however, that in the case of any MCI Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the option price, the number of shares subject to such option and the terms and conditions of exercise of such option will be determined in a manner consistent with the requirements of Section 424(a) of the Code. In addition, all unvested and unpaid MCI restricted stock and incentive stock units will be converted to the number of shares of WorldCom Common Stock or incentive stock units determined by multiplying such shares of restricted stock and incentive stock units by the MCI Exchange Ratio.

  Indemnification; Directors and Officers' Insurance

     The MCI/WorldCom Surviving Corporation will maintain in effect in its certificate of incorporation and bylaws (i) for a period of six years after the MCI/WorldCom Effective Time, the current provisions regarding elimination of liability of directors and indemnification of officers, directors and employees contained in the certificate of incorporation and bylaws of MCI and (ii) for a period of six years, the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by MCI (provided that the MCI/WorldCom Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the MCI/WorldCom Effective Time; provided, however, that in no event will the MCI/WorldCom Surviving Corporation be required to expend in any one year an amount in excess of 200% of the annual premiums currently paid by MCI for such insurance; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, the MCI/WorldCom Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

  Termination

     The MCI/WorldCom Merger Agreement may be terminated at any time prior to the MCI/WorldCom Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after approval of the matters presented in connection with the MCI/WorldCom Merger by the stockholders of MCI or WorldCom:

          (i) By mutual written consent of WorldCom and MCI, by action of their respective Boards of Directors;

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

          (ii) By either MCI or WorldCom if the MCI/WorldCom Effective Time has not occurred on or before December 31, 1998 (the "MCI/WorldCom Termination Date"); provided, however, that this right to terminate the MCI/WorldCom Merger Agreement will not be available to any party whose failure to fulfill any obligation under the MCI/WorldCom Merger Agreement has to any extent been the cause of, or resulted in, the failure of the MCI/WorldCom Effective Time to occur on or before the MCI/WorldCom Termination Date;

          (iii) By either MCI or WorldCom if any Governmental Entity (A) has issued an order, decree or ruling or taken any other action (which the parties have used their best efforts to resist, resolve or lift, as applicable, in accordance with the MCI/WorldCom Merger Agreement) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the MCI/WorldCom Merger Agreement, and such order, decree, ruling or other action has become final and nonappealable or
     (B) has failed to issue an order, decree or ruling or to take any other action (which order, decree, ruling or other action the parties have used their best efforts to obtain, in accordance with the MCI/WorldCom Merger Agreement), in each case (A) and (B) which is necessary to fulfill the conditions set forth in subsections 6.1(c) (FCC and PUC approvals), (d) (expiration or termination of the waiting period under the Hart-Scott-Rodino Act) and (e) (receipt of a decision from the European Commission that the MCI/ WorldCom Merger is compatible with the common market) of the MCI/WorldCom Merger Agreement, as applicable, and such denial of a request to issue such order, decree, ruling or take such other action has become final and nonappealable; provided, however, that this right to terminate the MCI/WorldCom Merger Agreement will not be available to any party whose failure to comply with the covenant in the MCI/WorldCom Merger Agreement requiring such party to use its best efforts to effect the MCI/ WorldCom Merger has to any extent been the cause of such action or inaction;

          (iv) By either MCI or WorldCom if the approval by the stockholders of MCI or of WorldCom required for the consummation of the MCI/WorldCom Merger has not been obtained by reason of the failure to obtain the requisite votes at a duly held meeting of stockholders of MCI or WorldCom, as the case may be, or at any adjournment thereof;

          (v) By WorldCom if the Board of Directors of MCI, prior to the MCI stockholders meeting relating to the MCI/WorldCom Merger (A) withdraws or modifies in any adverse manner its approval or recommendation of the MCI/WorldCom Merger Agreement, (B) approves or recommends a Superior Proposal or (C) resolves to take any of the actions specified in clauses
     (A) or (B) above; or

          (vi) By MCI at any time prior to the MCI stockholders meeting relating to the MCI/WorldCom Merger, upon two business days' prior notice to WorldCom, if the Board of Directors of MCI approves a Superior Proposal; provided, however, that (A) MCI has complied with the provisions described above under "-- MCI/WorldCom Acquisition Proposals," (B) the Board of Directors of MCI has concluded in good faith, after giving effect to all concessions which may be offered by WorldCom pursuant to clause (iii) below, on the basis of the advice of its financial advisors and outside counsel, that such proposal is a Superior Proposal and (C) prior to any such termination, MCI has, and has caused its financial and legal advisors to, negotiate with WorldCom to make such adjustments in the terms and conditions of the MCI/ WorldCom Merger Agreement as would enable WorldCom to proceed with the transactions contemplated thereby; provided, however, that it is a condition to termination by MCI pursuant to this subsection
     (vi) that MCI has made the payment of the WorldCom Alternative Transaction Fee to WorldCom referred to in "-- Termination Fees."

     The right to terminate the MCI/WorldCom Merger Agreement pursuant to the foregoing is not available to any party (i) that is in material breach of its obligations under the MCI/WorldCom Merger Agreement or (ii) whose failure to fulfill its obligations or to comply with its covenants under the MCI/WorldCom Merger Agreement has been the cause of, or resulted in, the failure to satisfy any condition to the obligations of either party under the MCI/WorldCom Merger Agreement.

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

  Fees and Expenses

     Whether or not the MCI/WorldCom Merger is consummated, all expenses incurred in connection with the MCI/WorldCom Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except (a) if the MCI/WorldCom Merger is consummated, the MCI/WorldCom Surviving Corporation shall pay any and all property or transfer taxes imposed on MCI or its Subsidiaries and any real property transfer tax imposed on any holder of shares of capital stock of MCI resulting from the MCI/WorldCom Merger,
(b) expenses incurred in connection with the filing, printing and mailing of the joint proxy statement/prospectus, which shall be shared equally by WorldCom and MCI and (c) the Reimbursement Amount described in "-- Termination Fees".

  Termination Fees

     WorldCom and MCI agreed that (i) if MCI terminates the MCI/WorldCom Merger Agreement due to the MCI Board having approved a Superior Proposal or (ii) if
(x) MCI or WorldCom terminate the MCI/WorldCom Merger Agreement pursuant to the failure of the MCI stockholders to approve and adopt the MCI/WorldCom Merger Agreement or WorldCom terminates the MCI/WorldCom Merger Agreement due to the withdrawal or modification of the approval or recommendation in any adverse manner of the Board of Directors of MCI or its approval or recommendation of a Superior Proposal, (y) at the time of the event giving rise to such termination there exists an MCI/WorldCom Acquisition Proposal with respect to MCI and (z) within 12 months of the termination of the MCI/WorldCom Merger Agreement, MCI enters into a definitive agreement with any third party with respect to an MCI/WorldCom Acquisition Proposal or an MCI/WorldCom Acquisition Proposal is consummated, then MCI will pay to WorldCom an amount equal to $750 million (the "WorldCom Alternative Transaction Fee") and will reimburse WorldCom for the fee paid by WorldCom to BT pursuant to the BT Agreement (such amount, the "Reimbursement Amount").

     If (a) the MCI/WorldCom Merger Agreement is terminated (i) because the MCI/WorldCom Merger has not been consummated by December 31, 1998 and any of the following conditions to the MCI/WorldCom Merger have not been satisfied: absence of injunctions prohibiting consummation of the MCI/WorldCom Merger Agreement, receipt of FCC and PUC approvals, expiration or termination of the waiting period under the Hart-Scott-Rodino Act, receipt of a decision from the European Commission that the MCI/WorldCom Merger is compatible with the common market, accuracy of WorldCom's representations and warranties, performance by WorldCom of its obligations under the MCI/WorldCom Merger Agreement, or absence of any material adverse change with respect to WorldCom, (ii) because of the issuance of an order, decree, ruling or other action prohibiting the transactions contemplated by the MCI/WorldCom Merger Agreement or the absence of a governmental action necessary to proceed with the transactions contemplated by the MCI/WorldCom Merger Agreement, or (iii) because of the failure to obtain the requisite vote to approve the Share Issuance at a duly called WorldCom shareholders meeting relating to the MCI/WorldCom Merger or (b) notwithstanding the satisfaction of all the conditions to the obligations of WorldCom to effect the MCI/WorldCom Merger and the satisfaction or waiver by MCI of all the conditions to its obligations to effect the MCI/WorldCom Merger, WorldCom is not willing to consummate the MCI/WorldCom Merger, then, unless (i) MCI has not used its best efforts to cause, or cause to be taken all things necessary to consummate the MCI/WorldCom Merger and other transactions contemplated by the MCI/WorldCom Merger Agreement or (ii) MCI has breached its representations or warranties or its agreements or covenants under the MCI/WorldCom Merger Agreement such that either of the conditions to WorldCom's obligations to effect the MCI/WorldCom Merger has not been satisfied, WorldCom will pay to MCI an amount in cash equal to $1.635 billion.

  Amendment

     The MCI/WorldCom Merger Agreement may be amended by WorldCom and MCI at any time before or after approval of the matters presented in connection with the MCI/WorldCom Merger by the stockholders of MCI and the shareholders of WorldCom, but, after any such approval, no amendment may be made that by law or in accordance with the rules of any relevant stock exchange requires further approval by such

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stockholders without such further approval. The MCI/WorldCom Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of WorldCom and MCI.

  Waiver

     The MCI/WorldCom Merger Agreement permits WorldCom and MCI at any time prior to the MCI/WorldCom Effective Time, to (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained therein or in any document delivered pursuant thereto and (iii) waive compliance with any of the agreements or conditions contained therein, in each case pursuant to a written instrument.

  The BT Agreement

     The description of the BT Agreement contained in this Proxy Statement/Prospectus describes the material terms of the BT Agreement but does not purport to be complete and is qualified in its entirety by reference to the BT Agreement, a copy of which is attached as an exhibit to the Registration Statement and incorporated herein by reference. Capitalized terms appearing below that are not otherwise defined herein have the same meanings as are given such terms in the BT Agreement. Whenever particular sections or defined terms are referred to, it is intended that such sections or defined terms shall be incorporated by reference.

     Termination of the BT/MCI Merger Agreement; Payment of Fees. Pursuant to the BT Agreement, the BT/MCI Merger Agreement was terminated and WorldCom agreed to pay BT a fee of $450 million and expenses of $15 million. These fees were paid on November 12, 1997. WorldCom also agreed to pay to BT an additional payment of $250 million in the event that WorldCom is required to make a payment to MCI in accordance with the provisions of the MCI/WorldCom Merger Agreement (which requires WorldCom to pay MCI $1.635 billion if (a) the MCI/WorldCom Merger Agreement is terminated (i) because the MCI/WorldCom Merger has not been consummated by December 31, 1998 and any of the following conditions to be the MCI/WorldCom Merger have not been satisfied: absence of injunctions, receipt of FCC and PUC approvals, expiration or termination of the waiting period under the Hart-Scott-Rodino Act, receipt of a decision from the European Commission that the MCI/WorldCom Merger is compatible with the common market, accuracy of WorldCom's representations and warranties, performance by WorldCom of its obligations under the MCI/WorldCom Merger Agreement, or absence of any material adverse change with respect to WorldCom, (ii) because the MCI/WorldCom Merger has been permanently enjoined or a required governmental action or approval has not been obtained or (iii) because the WorldCom shareholders fail to approve the Share Issuance or (b) WorldCom is unwilling to consummate the MCI/WorldCom Merger (notwithstanding the satisfaction of the conditions precedent to its obligations under the MCI/WorldCom Merger Agreement).

     Voting Agreement. Pursuant to the BT Agreement, BT has agreed to vote (or cause to be voted) its shares of MCI Class A Common Stock in favor of the MCI/WorldCom Merger, the adoption by MCI of the MCI/WorldCom Merger Agreement and the approval of the other transactions contemplated by the MCI/WorldCom Merger Agreement.

     Pursuant to the BT Agreement, BT has also agreed to vote (or cause to be voted) its shares of MCI Class A Common Stock against (i) any merger agreement or merger (other than the MCI/WorldCom Merger Agreement and the MCI/WorldCom Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by MCI or any other MCI acquisition or (ii) any amendment of the MCI Restated Certificate of Incorporation or MCI Bylaws or other proposal or transaction involving MCI, or any of its subsidiaries, which amendment or other proposal or transactions would in any manner impede, frustrate, prevent or nullify the MCI/WorldCom Merger, the MCI/WorldCom Merger Agreement or any of the other transactions contemplated by the MCI/WorldCom Merger Agreement.

     Pursuant to the BT Agreement, BT has agreed not to (i) transfer (which term includes, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of its shares of MCI Class A Common Stock or any interest therein, except pursuant to the MCI/WorldCom Merger,

(ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any or all of its shares of MCI Class A Common Stock or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to its shares of MCI Class A Common Stock, except for the BT Agreement or (iv) deposit its shares of MCI Class A Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to its shares of MCI Class A Common Stock.

     Pursuant to the BT Agreement, BT has agreed to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the MCI/WorldCom Merger and the other transactions contemplated by the MCI/WorldCom Merger Agreement.

     Termination of Concert Joint Venture Agreement. Pursuant to the BT Agreement, WorldCom, MCI and BT have agreed to appropriately modify the Modified Joint Venture Agreement among BT, Moorgate (Twelve) Limited ("BTH"), MCI, MCI Ventures Corporation ("Ventures"; together with BTH, the "JV Shareholders") and Concert Communications Company ("Concert") (the "BT/MCI Joint Venture Agreement"), effective as of the consummation of the purchase of the joint venture interest described below (the "JV Purchase Date") to reflect the following provisions:

          (a) The exclusive distribution rights set forth in the BT/MCI Joint Venture Agreement and the related distribution agreements will be terminated.

          (b) Concert will continue to provide services to MCI on a nonexclusive basis to customers based in the United States for a period of five years from the JV Purchase Date in accordance with the terms of the related MCI distribution agreement. This is intended to enable MCI to continue to provide services to existing customers under the terms of its contractual obligations and to enter into new contractual obligations with new customers and existing customers provided that the term of such obligations does not extend beyond the fifth anniversary of the JV Purchase Date.

     Pursuant to the BT Agreement, BT has agreed to exercise the call option set forth in the BT/MCI Joint Venture Agreement immediately following the occurrence of the MCI/WorldCom Effective Time to purchase MCI's interest in Concert.

     Pursuant to the BT Agreement, BT and WorldCom have agreed to undertake in good faith to negotiate within 180 days a transition agreement:

          (i) to provide for a professional exit from the existing Concert arrangements while satisfying the requirements of BT's and MCI's customers before and during the exit;

          (ii) to agree to the requirements (financial, operational, technical) of making Concert more self-standing and better able to support customer and distributor requirements; and

          (iii) to give BT and customers comfort that during the pendency of the MCI/WorldCom Merger and the post-merger period underlying components and services necessary to provide Concert service which are sourced from MCI are available on commercially reasonable terms despite the change in circumstances.

     Pursuant to the BT Agreement, if the transition agreement is not executed within 180 days despite BT's and WorldCom's good faith efforts, the nonexclusive distributorship referred to in (b) above will have a term of two (rather than five) years.

     Litigation. WorldCom agreed to promptly withdraw its complaint in the matter entitled WorldCom, Inc. and TC Investments Corp. against MCI Communications Corporation et al., and BT agreed to promptly withdraw the answer to such complaint filed by it.

     MCI/WorldCom Merger Consideration. WorldCom and MCI agreed not to amend the MCI/WorldCom Merger Agreement to increase the consideration payable to holders of shares of MCI Common Stock, unless the consideration to be paid in respect of the shares of MCI Class A Common Stock is increased in such amendment by a like amount per share.

     Amendments to MCI/WorldCom Merger Agreement. WorldCom and MCI agreed not to amend the MCI/WorldCom Merger Agreement in a manner that adversely affects the interests of BT.

  Certain Litigation

     On November 4, 1996, and thereafter, and on August 25, 1997, and thereafter, MCI, and all of its directors, including the two directors who are also executive officers of MCI and the three directors elected by BT, were named as defendants in a total of 15 complaints filed in the Court of Chancery in the State of Delaware. BT was named as a defendant in thirteen of the complaints. In addition, amended or revised complaints were filed in four of the cases commenced in or about November 1996 and in one of the cases filed in or about August 1997. The complaints were brought by alleged stockholders of MCI, individually and purportedly as class actions on behalf of all other stockholders of MCI. Generally these complaints allege breach of fiduciary duty by the MCI Board of Directors in connection with the BT/MCI Merger Agreement. Seven of the complaints in which BT was named as a defendant allege that BT aided and abetted those breaches of fiduciary duty. Five of the complaints in which BT was named as a defendant allege that BT owes fiduciary duties to other MCI stockholders and breached those duties in connection with the BT Merger Agreement. They seek, inter alia, damages and injunctive and other relief.

     On or about October 8, 1997, a purported derivative action was filed in Delaware Chancery Court on behalf of MCI against the MCI Board, including the two directors who are also executive officers and the three directors elected by BT. BT and Tadworth Corporation were also named as defendants, and MCI was named as a nominal defendant. Generally, the complaint alleges that the MCI Board breached duties owed to stockholders in connection with the BT Merger Agreement and the MCI Offer. The complaint seeks damages, injunctive relief, and other relief.

     On November 14, 1997, plaintiffs' counsel and defendants' counsel in the Delaware actions held a conference with the Court of Chancery, at which plaintiff sought an injunction requiring plaintiffs' representatives to participate in any further negotiations. Plaintiffs' counsel also sought expedited treatment and the setting of an early trial date with respect to their challenge to the inducement fee to be paid to BT under the BT Merger Agreement and the different form of consideration payable to BT contemplated by the MCI/WorldCom Merger Agreement. Citing the absence of immediate and irreparable injury, the Court denied plaintiffs' request for injunctive relief and expedited treatment, and declined to set an early trial date. Plaintiffs indicated that they would be amending their complaints and joining additional parties as defendants.

     On or about November 14, 1997, one of the purported stockholder class actions pending in Delaware Chancery Court was amended. On November 19, 1997, plaintiffs in four of the purported stockholder class actions moved to amend their complaints. The amended complaint and proposed amended complaints name as defendants MCI, the MCI Board, WorldCom, BT and TC Investments Corp. They generally allege that the defendants breached their fiduciary duty to stockholders in connection with the MCI/WorldCom Merger, the agreement to pay a termination fee to WorldCom, and alleged discrimination in favor of BT in connection with the MCI/WorldCom Merger. They seek, inter alia, damages and injunctive relief prohibiting the consummation of the MCI/WorldCom Merger and the payment of the inducement fee to BT.

     On August 28, 1997, a complaint was filed in the federal district court in Washington D.C., by an alleged stockholder of MCI, individually and putatively as a class action on behalf of purchasers of MCI's Common Stock during the period from August 14, 1997 through August 20, 1997. On or about October 27, 1997, another complaint was filed in the federal district court in Washington D.C. by two alleged stockholders of MCI, individually and putatively as a class action on behalf of purchasers of MCI during the period from August 14, 1997 through August 22, 1997. On or about October 31, 1997, another complaint was filed in the federal district court in Washington D.C. by an alleged stockholder of MCI, individually and putatively as a class action on behalf of purchasers of MCI during the period from July 10, 1997 through August 22, 1997. The three complaints allege that MCI and certain of its officers and directors failed to disclose material information about MCI, including that MCI was negotiating the terms of the BT Merger Agreement dated November 3, 1996. The complaints seek damages and other relief.

     MCI believes that all of these complaints are without merit.

  Interests of Certain Persons in the MCI/WorldCom Merger

     Ownership of MCI Common Stock; Stock Options. As of November 30, 1997, directors and executive officers of MCI beneficially owned an aggregate of 2,671,400 shares of MCI Common Stock (or approximately 0.5% of the then outstanding MCI Common Stock), including restricted shares of MCI Common Stock ("MCI Restricted Shares") and incentive stock units ("ISUs") but excluding shares of MCI Common Stock that may be acquired upon the exercise of outstanding stock options to purchase MCI Common Stock ("MCI Stock Options.")

     As of November 30, 1997, directors and executive officers of MCI held options to purchase an aggregate of 4,234,020 shares of MCI Common Stock, of which options to purchase 2,839,010 shares of MCI Common Stock were exercisable, and the remainder of which will, pursuant to the MCI/WorldCom Merger Agreement, become fully vested and exercisable immediately prior to the MCI/WorldCom Effective Time if not previously vested. Of the options that will become fully vested as a result of the MCI/WorldCom Merger, Bert C. Roberts, Jr. held options to purchase 261,600 shares with a weighted average exercise price of $30.00, Gerald H. Taylor held options to purchase 186,100 shares with a weighted average exercise price of $30.00, Timothy F. Price held options to purchase 180,450 shares with a weighted average exercise price of $28.00, Judith Areen held options to purchase 40,000 shares with a weighted average exercise price of $29.75, Richard M. Jones held options to purchase 10,000 shares with a weighted average exercise price of $25.375, and John R. Worthington held options to purchase 30,000 shares with a weighted average exercise price of $29.375. The MCI/WorldCom Merger Agreement provides that each option to purchase shares of MCI Common Stock that remains outstanding at the MCI/WorldCom Effective Time is to be converted into an option to acquire that number of shares of WorldCom Common Stock determined by multiplying the number of shares of MCI Common Stock subject to such option by the MCI Exchange Ratio, rounded, if necessary, up to the nearest whole share of WorldCom Common Stock, at a price per share equal to the per-share exercise price specified in such MCI Stock Option divided by the MCI Exchange Ratio. See "The MCI/ WorldCom Merger Agreement -- Stock Options and Other Stock Plans".

     As of November 30, 1997, executive officers of MCI held an aggregate of 1,091,086 MCI Restricted Shares and ISUs, including in the case of Mr. Roberts, Mr. Taylor and Mr. Price, 300,564, 230,037 and 154,368 shares, respectively. Pursuant to the MCI/WorldCom Merger Agreement at the MCI/WorldCom Effective Time, all unvested and unpaid MCI Restricted Shares and ISUs outstanding on the date of execution of the MCI/WorldCom Merger Agreement will become fully vested and (unless voluntarily deferred) paid. Any ISUs or MCI Restricted Shares, at the MCI/WorldCom Effective Time, shall be converted to the number of shares of WorldCom Common Stock or ISUs determined by multiplying such MCI Restricted Shares and ISUs by the MCI Exchange Ratio.

     Employment Agreements. MCI had previously entered into employment agreements (the "Employment Agreements") with Messrs. Roberts, Taylor, Price, Douglas L. Maine, Michael J. Rowny, Michael H. Salsbury, Fred M. Briggs and Scott B. Ross (the "Executives"), effective as of November 2, 1996, and expiring on December 31, 1999. The Employment Agreements will remain in place whether or not the MCI/ WorldCom Merger is approved by MCI's stockholders.

     Pursuant to the Employment Agreements, each Executive will receive an annual base salary, subject to increases (but not decreases) at the discretion of MCI. The current 1997 annual salaries of each of the Executives under the Employment Agreements are as follows: Bert C. Roberts, Jr., $1,000,000; Gerald
H. Taylor, $700,000; Timothy F. Price, $550,000; Michael J. Rowny, $350,000; Scott B. Ross, $325,000; Douglas L. Maine, $330,000; Michael H. Salsbury, $300,000; and Fred M. Briggs, $300,000. In addition, each Executive will receive an annual bonus for each fiscal year of MCI ending during the term of the Executive's employment with a minimum bonus amount of no less than the average annual bonus earned by the Executive in respect of the 1994, 1995 and 1996 fiscal years, which minimum bonus amounts, in the case of Mr. Roberts, Mr. Taylor and Mr. Price are approximately $1,167,000, $700,000 and $490,000, respectively. The Executives will also participate in any long-term incentive compensation plan or program maintained by MCI for senior executives of MCI and all long-term compensation plans and programs in existence immediately prior to the MCI/WorldCom Merger are, under the Employment Agreements, required to be maintained for at least two years following the MCI/WorldCom Effective Time or replaced by programs that are no less favorable to the

Executives. In addition, the Executives will participate in all MCI pension and welfare benefit plans and programs which are applicable to senior executives of MCI, and all pension and welfare benefit plans and programs in existence immediately prior to the MCI/WorldCom Merger are, under the Employment Agreements, required to be maintained for at least two years following the MCI/WorldCom Effective Time or be replaced by programs that are no less favorable to the Executives.

     Under the Employment Agreements, in the event an Executive's employment is terminated by MCI (for this purpose "MCI" shall mean MCI, WorldCom and their respective affiliates) without "Cause" or by the Executive for "Good Reason" (as each such term is defined below), the Executive is to receive (a) the Executive's accrued but unpaid salary and vacation pay, and any unpaid bonus from the prior fiscal year, (b) a cash payment equal to three times the sum of
(x) the Executive's annual base salary and (y) the greater of (A) the average annual bonus paid to or accrued for the Executive by MCI in respect of the three calendar years preceding the termination of employment and (B) the annual bonus paid to or accrued for the Executive in respect of 1995, (which 1995 bonus, in the case of Mr. Roberts, Mr. Taylor and Mr. Price, was $1.3 million, $800,000 and $600,000, respectively), (c) continued medical, dental and life insurance coverage for the Executive and the Executive's eligible dependents on the same basis as in effect immediately prior to the Executive's termination of employment until the earlier of (A) 36 months after the Executive's termination of employment or (B) the commencement of coverage with a subsequent employer, but only to the extent such coverage duplicates or exceeds the coverage provided by MCI, (d) unless otherwise expressly elected by the Executive prior to such termination, payment, in a cash lump sum, of all amounts deferred by the Executive under any non-qualified plan of deferred compensation maintained by MCI or MCI WorldCom (notwithstanding the payment provisions of any such plan to the contrary), (e) full acceleration of vesting and exercisability of any equity based and cash retention awards (including, but not limited to, MCI Stock Options, MCI Restricted Shares and ISUs) granted to the Executive prior to the Executive's termination of employment and (f) 36 months of age and service credit for all purposes under all defined benefit plans of MCI (or the equivalent).

     For purposes of the Employment Agreements, "Cause" means: (i) a deliberate and material breach by the Executive of his duties and responsibilities under the Employment Agreement that results in material harm to MCI, which breach is
(A) either the product of willful malfeasance or gross neglect, (B) committed in bad faith or without reasonable belief that such breach is in, or not contrary to, the best interests of MCI and (C) not remedied within 30 days after receipt of written notice from MCI specifying such breach; (ii) the Executive's willful and material breach of the restrictive covenants contained in the Employment Agreements which is not remedied within 30 days after receipt of written notice from MCI specifying such breach; or (iii) the Executive's plea of guilty or nolo contendere to, or nonappealable conviction of, a felony, which conviction or plea causes material harm to the reputation or financial position of MCI. "Good Reason" means the occurrence of any of the following without the Executive's express written consent: (i) the assignment to the Executive of any duties inconsistent with the Executive's current positions, duties, responsibilities and status with MCI, a change in the Executive's reporting responsibilities, title or offices or any removal of the Executive from or failure to elect or re-elect the Executive to any position with MCI (including membership on the MCI Board) except in connection with the Executive's promotion or a termination of employment for Cause; (ii) a reduction in the Executive's base salary or target annual bonus or long-term incentives, as such salary, target bonus and incentives are increased from time to time; (iii) the failure to continue in effect any employee benefit plan or compensation plan in which the Executive participates unless the Executive is provided with participation in other plans that provide substantially comparable benefits or the taking of any action that would adversely affect the Executive's benefits under any such plan; (iv) any relocation of the Executive's principal place of business from the location described in the Employment Agreement; (v) any reduction in fringe benefits and perquisites provided to the Executive; (vi) any material breach by MCI of any provisions of the Employment Agreement; and (vii) a failure by MCI WorldCom to expressly assume, as of the date of the MCI/WorldCom Merger, all obligations of MCI under the Employment Agreement.

     The Employment Agreements further provide that if the payments described above constitute "parachute payments" under applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), MCI is to pay the Executive an additional amount sufficient to place the Executive in the same after-tax financial position the Executive would have been in if the Executive had not incurred the excise tax imposed under Section 4999 of the Code in respect of such parachute payments.

     In the event an Executive's employment is terminated due to the Executive's death or "Disability" (as defined in the Employment Agreements), the Employment Agreements provide that MCI is to pay to the Executive (or the Executive's beneficiaries) a lump sum cash amount equal to (i) the annual rate of the Executive's annual base salary as in effect on the date of termination and (ii) the highest bonus paid to the Executive under MCI's annual bonus plan during the three fiscal years preceding the termination of employment. In addition, the Executive is to receive (i) the unpaid portion of his annual base salary accrued to the date of termination and any accrued vacation as of the date of termination and (ii) the unpaid portion of his bonus accrued with respect to the last full fiscal year of MCI ended prior to the date of termination, when such bonus would otherwise be payable.

     The Employment Agreements contain confidentiality, non-competition and non-solicitation clauses which provide, among other things, that the Executive is not to (i) render services to a competitor of MCI or its affiliates or (ii) solicit or offer employment to any employee of MCI or its affiliates during the Executive's employment with MCI or its affiliates and, thereafter, for a period expiring on the earlier of (x) the first anniversary of the Executive's termination of employment and (y) the expiration of the term of the Employment Agreement.

     Executive Severance Policy. MCI has adopted an executive severance plan (the "ESP") effective for the period commencing on November 3, 1996, and terminating on November 9, 2000 (the "Benefits Termination Date"). The ESP covers 20 senior executives of MCI (the "Covered Executives") who do not have employment agreements. The ESP provides that if a Covered Executive's employment is terminated prior to the Benefits Termination Date for any reason other than "disability" or for "cause" (as such terms are defined in the ESP), or if the Covered Executive terminates employment for "good reason" (as such term is defined in the ESP) prior to the Benefits Termination Date, MCI will pay to the Covered Executive an amount equal to two times the sum of (x) the Covered Executive's annual base salary and (y) the greater of (A) the average annual bonus paid to or accrued by the Covered Executive in respect of the three calendar years preceding the termination of employment and (B) the Covered Executive's annual bonus in respect of 1995. Under the ESP, such amount is to be paid as follows: the amount attributable to base salary will be paid in a lump sum following the termination of the Covered Executive's employment, except that if the Covered Executive terminates his employment for good reason such amount will be payable over a six-month period in equal installments, and the amount attributable to the annual bonus will be paid in a lump sum following the termination of the Covered Executive's employment. Under the ESP, a Covered Executive whose employment terminates under the circumstances described above will also be entitled to: (i) continued medical, dental and life insurance coverage (or their equivalents) until the earlier of (A) 24 months after the Covered Executive's termination of employment or (B) the commencement of coverage with a subsequent employer to the extent such coverage duplicates or exceeds the coverage provided by MCI, (ii) unless otherwise expressly elected by the Covered Executive prior to such termination, payment in a cash lump sum of all amounts deferred by the Covered Executive pursuant to any non-qualified deferred compensation and cash retention plan of MCI, (iii) full acceleration of vesting and exercisability of any equity-based compensation awards granted to the Covered Executive and (iv) 24 months of age and service credit for all purposes under all defined benefit pension plans of MCI (or their equivalents).

     Under the ESP, in the event of the termination of a Covered Executive's employment prior to the Benefits Termination Date due to a Covered Executive's death or disability, MCI will pay to the Covered Executive or his beneficiaries, as applicable, a lump sum cash amount equal to (i) the Covered Executive's annual base salary and (ii) the highest bonus paid to the Covered Executive by MCI during the three fiscal years preceding the termination of employment. In addition, under the ESP, the Covered Executive will be entitled to payment in a cash lump sum of all amounts deferred by the Covered Executive under any nonqualified deferred compensation plan maintained by MCI, unless otherwise expressly elected by the Covered Executive.

     The ESP also provides for a gross-up payment to be made to a Covered Executive for any excise tax imposed under Section 4999 of the Code with respect to any payments made to the Covered Executive under the ESP or under the terms of any other MCI plan, program, agreement or arrangement.

     The ESP contains confidentiality, non-competition and non-solicitation clauses which provide, among other things, that a Covered Employee may not, for a period of six months, in the event a Covered Employee terminates his or her employment for good reason, (i) render services to a competitor of MCI or its affiliates or (ii) solicit or offer employment to any employees of MCI or its affiliates.

     Retention Bonuses for Senior Executives. In connection with the MCI/WorldCom Merger, a cash retention award pool (the "Executive Retention Program") of up to approximately $170 million will be created to provide retention incentives for MCI senior executives, including Messrs. Roberts, Taylor and Price, as determined by the MCI Compensation Committee as soon as practicable after the date of the MCI/ WorldCom Merger Agreement. These bonuses generally replace the Senior Retention ISUs granted pursuant to the Original MCI/BT Merger Agreement, which were discontinued when that agreement was terminated. The schedule of payments of such incentives will be subject to the approval of WorldCom, which will not be unreasonably withheld and WorldCom will be informed as to the other aspects of the incentives.

     Retention Bonuses for Employees. As was the case under the Original MCI/BT Agreement, MCI managers are permitted to make discretionary grants of retention bonuses (in cash or otherwise) to key individuals (other than those individuals who have entered into the Employment Agreements, and it being understood that it is intended that the Covered Executives generally are not to be eligible to participate) from a separate approximately $100 million pool created for that purpose. Awards are to be granted from this pool as follows: (i) up to one-half was awarded not earlier than December 1, 1997, and (ii) one-half is to be awarded not earlier than December 1, 1998, except that upon the closing date of any transaction involving the sale or other disposition of a majority of MCI's capital stock or assets, any such amounts that have not yet been paid will be accelerated and paid out.

     Discretionary Retention Bonus Pool. In addition, a cash retention pool of up to $150 million has been created for post-MCI/WorldCom Merger retention; such pool will be allocated in consultation with WorldCom.

     Director and Officer Indemnification and Insurance. Pursuant to the MCI/WorldCom Merger Agreement, from and after the MCI/WorldCom Effective Time, the Surviving Corporation is to cause to be maintained in effect in its certificate of incorporation and bylaws (i) for a period of six years after the MCI/WorldCom Effective Time, the current provisions regarding indemnification of officers and directors contained in the MCI Restated Certificate of Incorporation (the "MCI Restated Certificate of Incorporation") and the MCI Bylaws (the "MCI Bylaws") and (ii) for a period of six years, the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by MCI with respect to claims arising from facts or events that occurred on or before the MCI/WorldCom Effective Time, except that in no event is the MCI/WorldCom Surviving Corporation to be required to expend in any one year an amount in excess of 200% of the annual premiums currently paid by MCI for such insurance, and, if the annual premiums of such insurance coverage exceed such amount, the MCI/WorldCom Surviving Corporation is to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

  Business, Management and Principal Stockholders of MCI

     Business. MCI is one of the world's leading providers of communications services and the second largest carrier of long distance telecommunication services in the U.S. MCI is the second largest carrier of international long distance telecommunication services in the world. MCI provides a broad range of communications services, including long distance, local and wireless telecommunications services and information technology services. The provision of long distance telecommunication services is MCI's core business. Long distance telecommunication services comprise a wide spectrum of domestic and international voice and data services, including long distance telephone services, data communication services, teleconferencing services and electronic messaging services.

     Information about Directors and Executive Officers. The directors and executive officers of MCI are: Clifford L. Alexander, Jr. (Director), Judith Areen (Director), Michael H. Bader (Director), Sir Peter L. Bonfield (Director), Richard M. Jones (Director), Gordon S. Macklin (Director), Douglas L. Maine (Executive Vice President and Chief Financial Officer), Timothy F. Price (President and Chief Operating Officer), Bert C. Roberts, Jr. (Director, Chairman), Michael J. Rowny (Executive Vice President), Richard B. Sayford (Director), Gerald H. Taylor (Director, Chief Executive Officer), Judith Whittaker (Director), and John R. Worthington (Director).

     Security Ownership of Directors, Management and Principal Stockholders. As of September 30, 1997, the following persons, individually or as a group, were known to MCI to be deemed to be the beneficial owners of more than five percent of the issued and outstanding MCI Common Stock or MCI Class A Common Stock. Other than as set forth in the table below, there are no persons known to MCI to beneficially own more than 5% of MCI Common Stock or MCI Class A Common Stock.

                                                                 AMOUNT AND
                   NAME AND ADDRESS OF                       NATURE OF EXISTING     PERCENT
                     BENEFICIAL OWNER                       BENEFICIAL OWNERSHIP    OF CLASS
                   -------------------                      --------------------    --------
British Telecommunications plc............................      135,998,932(1)        100%
  81 Newgate Street
  London, U.K.

---------------

(1) BT has sole voting and investment power with respect to all MCI Class A Common Stock. BT has agreed, pursuant to the BT Agreement, to exchange all of its MCI Class A Common Stock for $51 in cash from WorldCom.

     The following table sets forth certain information regarding the beneficial ownership of MCI Common Stock as of November 30, 1997, assuming the exercise of all options exercisable on, or within 60 days of, such date, by the directors, the named executive officers and all executive officers and directors as a group. Each director or executive officer has sole voting and investment power over the shares listed opposite his name except as set forth in the footnotes hereto.

                                                           NUMBER OF SHARES         PERCENT
               NAME OF BENEFICIAL OWNER                  BENEFICIALLY OWNED(1)      OF CLASS
               ------------------------                  ---------------------      --------
Clifford L. Alexander, Jr..............................           20,000(2)           *
Judith Areen...........................................           22,803              *
Michael H. Bader.......................................          246,074(3)           *
Sir Peter L. Bonfield..................................              350(4)           *
Richard M. Jones.......................................           60,000(5)           *
Gordon S. Macklin......................................           64,000(6)           *
Douglas L. Maine.......................................          498,711(7)           *
Timothy F. Price.......................................          271,494(8)           *
Bert C. Roberts, Jr....................................        1,675,758(9)           *
Michael J. Rowny.......................................          284,423(10)          *
Richard B. Sayford.....................................           60,990(11)          *
Gerald H. Taylor.......................................          977,508(12)          *
Judith Whittaker.......................................           61,000(13)          *
John R. Worthington....................................          281,184(14)          *
All Directors and Current Officers as a Group(15)......        6,074,660(16)          1.1%

---------------

  *  Less than one percent.

 (1) Unless otherwise noted, each person has sole voting power and sole investment power with respect to the securities reported, except with respect to shares of MCI Common Stock allocated to accounts under MCI's Employee Stock Ownership and 401(k) Plan ("ESOP"), with respect to which shares such person has sole voting power only. Where indicated, the data also include shares which each person had the right to acquire upon exercise of stock options within sixty days of November 30, 1997, and also shares issued as awards of MCI Restricted Shares and/or ISUs. As of November 30, 1997, no individual officer or director beneficially owned more than 1% of the outstanding shares of any class of MCI's capital stock.

 (2) Includes 20,000 shares of MCI Common Stock Mr. Alexander has the right to acquire pursuant to the exercise of stock options. Mr. Alexander shares voting and investment power with respect to all shares other than those which he has the right to acquire pursuant to the exercise of such stock options.

 (3) Includes 20,000 shares of MCI Common Stock Mr. Bader has the right to acquire pursuant to the exercise of stock options. Mr. Bader shares voting and investment power with respect to all shares other than those which he has the right to acquire pursuant to the exercise of such stock option. Mr. Bader is one of seven trustees for the William G. McGowan Charitable Fund, Inc.; he does not, however, have voting or investment power over any of the shares of MCI Common Stock held by such Fund.

 (4) Sir Peter Bonfield is an executive officer and director of BT, the holder of all the outstanding MCI Class A Common Stock and 732,499 shares of MCI Common Stock.

 (5) Includes 40,000 shares of MCI Common Stock Mr. Jones has the right to acquire pursuant to the exercise of stock options.

 (6) Includes 40,000 shares of MCI Common Stock Mr. Macklin has the right to acquire pursuant to the exercise of stock options. Does not include 3,200 shares of MCI Common Stock owned solely by Mr. Macklin's wife, in which shares he disclaims beneficial ownership.

 (7) Includes 14,133 shares of MCI Common Stock allocated to Mr. Maine's ESOP account, 410,200 shares of MCI Common Stock he has the right to acquire pursuant to the exercise of stock options and 58,557 shares of MCI Common Stock issued as ISUs. Does not include 1,700 shares of MCI Common Stock held by Mr. Maine's wife as custodian for the benefit of a minor child, in which MCI shares Mr. Maine disclaims beneficial ownership.

 (8) Includes 14,887 shares of MCI Common Stock allocated to Mr. Price's ESOP account, 83,850 shares of MCI Common Stock he has the right to acquire pursuant to the exercise of stock options and 154,368 shares of MCI Common Stock issued as ISUs. Does not include 1,000 shares of MCI Common Stock held by Mr. Price's wife as custodian for the benefit of their minor children, in which shares Mr. Price disclaims beneficial ownership.

 (9) Includes 45,994 shares of MCI Common Stock allocated to Mr. Roberts' ESOP account, 768,800 shares of MCI Common Stock he has the right to acquire pursuant to the exercise of stock options, 255,736 shares of MCI Common Stock issued as restricted stock awards, 44,828 shares of MCI Common Stock issued as ISUs, 122,400 shares of MCI Common Stock owned by a limited partnership in which Mr. Roberts is a general partner, and 13,000 shares of MCI Common Stock owned by the Roberts' Foundation. Does not include 12,000 shares of MCI Common Stock held by Mr. Roberts' wife as custodian for the benefit of their minor child, in which shares Mr. Roberts disclaims beneficial ownership.

(10) Includes 1,079 shares of MCI Common Stock allocated to Mr. Rowny's ESOP account, 202,800 shares of MCI Common Stock he has the right to acquire pursuant to the exercise of stock options and 77,095 shares of MCI Common Stock issued as ISUs.

(11) Includes 40,000 shares of MCI Common Stock Mr. Sayford has the right to acquire pursuant to the exercise of stock options. Does not include 800 shares of MCI Common Stock owned solely by Mr. Sayford's wife, in which shares he disclaims beneficial ownership.

(12) Includes 36,234 shares of MCI Common Stock allocated to Mr. Taylor's ESOP account, 639,970 shares of MCI Common Stock he has the right to acquire pursuant to the exercise of stock options, and 230,037 shares of MCI Common Stock issued as ISUs.

(13) Includes 40,000 shares of MCI Common Stock Ms. Whittaker has the right to acquire pursuant to the exercise of stock options.

(14) Includes 10,000 shares of MCI Common Stock Mr. Worthington has the right to acquire pursuant to the exercise of stock options. Does not include 147,890 shares of MCI Common Stock owned solely by Mr. Worthington's wife, in which shares he disclaims beneficial ownership.

(15) This group includes MCI executive officers, as such term is defined in Rule 3b-7 of the Exchange Act, and its directors, a total of 19 persons.

(16) Includes 143,996 shares of MCI Common Stock allocated to such officers' accounts under the ESOP, 3,403,260 shares of MCI Common Stock that officers and directors have the right to acquire pursuant to the exercise of stock options and 1,091,086 shares of MCI Common Stock issued to officers pursuant to restricted stock awards and/or ISUs. Officers and directors have shared voting and investment power with respect to 266,074 of these shares of MCI Common Stock.

     Information regarding MCI is contained in its filings with the Commission. See "Additional Information," "Incorporation of Documents by Reference" and "MCI Information."

THE BFP MERGER

     WorldCom entered into the BFP Merger Agreement with BFP and a wholly owned acquisition subsidiary of WorldCom, providing for the BFP Merger. In the BFP Merger, each share of BFP Common Stock will be converted into a fraction of a share of WorldCom Common Stock equal to the BFP Exchange Ratio. The BFP Exchange Ratio will be determined as follows: (i) if the average trading price (generally based on the average reported closing prices for a specified twenty-day period prior to closing) of a share of WorldCom Common Stock greater than or equal to $35.15, the BFP Exchange Ratio will equal 1.65 (ii) if such average trading price is greater than or equal to $31.35 but less than $35.15, the BFP Exchange Ratio will equal a fraction determined by dividing $58.00 by such average trading prices; and (iii) if such average trading price is less than $31.35, the BFP Exchange Ratio will equal 1.85. Based on (i) BFP Common Stock outstanding as of December 23, 1997 (including an estimated 73,000 shares that will be issuable immediately prior to the effective time of the BFP Merger pursuant to an employee stock purchase plan) and (ii) assumed BFP Exchange Ratios of 1.65 and 1.85, approximately 64,729,280 shares and 72,575,253 shares, respectively, of WorldCom Common Stock will be issued in the BFP Merger (the BFP Exchange Ratio). In addition, outstanding warrants and options to purchase shares of BFP Common Stock would be converted in the BFP Merger to warrants and options to acquire an aggregate of approximately 4,634,777 shares and 5,196,569 shares, respectively, of WorldCom Common Stock, and the exercise price would be adjusted to reflect the BFP Exchange Ratio, so that, on exercise, the holders would receive, in the aggregate, the same number of shares of WorldCom Common Stock as if they had exercised prior to the BFP Merger, at the same aggregate exercise price. The BFP Merger has been structured to qualify as a pooling of interests. Consummation of the BFP Merger is subject to the fulfillment of a number of conditions, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act and the receipt of other required regulatory approvals (which condition has been satisfied), and the absence of certain material adverse changes. Consummation of the BFP Merger is also subject to the approval and adoption of the BFP Merger Agreement by the stockholders of BFP. The BFP Merger Agreement may be terminated if the effective time has not occurred on or before March 31, 1998 and under certain other circumstances. Termination of the BFP Merger Agreement by WorldCom or BFP under certain circumstances will require one party to make a $40 million payment to the other party. Each of BFP's directors has agreed to vote his or her beneficially owned shares of BFP stock in favor of the BFP Merger Agreement. The closing of the BFP Merger is expected to occur on or about January 29, 1998, provided that the conditions to the BFP Merger are then fulfilled or waived. Neither WorldCom nor CompuServe assumes any responsibility for the accuracy of any information contained herein related to BFP.

     In connection with the negotiation and approval of the BFP Merger Agreement, Mr. Ebbers indicated his expectation that the WorldCom Board of Directors would consider the nomination of an individual designated by the BFP Board of Directors (who is expected to be Mr. James C. Allen) for election as a director of WorldCom following the effective time of the BFP Merger. Mr. Allen has been Vice Chairman and Chief Executive Officer and a director of BFP since its inception in November 1993.

     BFP has three issues of public debt outstanding: $425 million aggregate principal amount of 10 7/8% Senior Discount Notes Due 2006, which were issued on February 26, 1996 (the "1996A Notes"), $400 million aggregate principal amount of 11 7/8% Senior Discount Notes Due 2006, which were issued on November 7, 1996 (the "1996B Notes"), and $250 million aggregate principal amount of 10% Senior Notes Due 2007, which were issued on May 29, 1997 (the "1997 Notes," and together with the 1996A Notes and the 1996B Notes, the "BFP Notes"). Pursuant to the terms of the 1996A Notes and the 1996B Notes, cash interest is not payable until March 1, 2001, with respect to the 1996A Notes, and May 1, 2002, with respect to the 1996B Notes. As of September 30, 1997, the indebtedness under the BFP Notes (accreted in the case of the 1996A Notes and 1996B Notes) totalled $796.1 million.

     Pursuant to the terms of the Indentures governing the terms of the BFP Notes, if the BFP Merger is consummated, BFP will be required to give each holder of the BFP Notes the option to have BFP repurchase such holder's BFP Notes, for cash, at 101% of the accreted value, in the case of the 1996A and 1996B Notes, or at 101% of the principal amount plus accrued interest, in the case of the 1997 Notes, on the date of such repurchase. Such offer to purchase must generally be made to the holders of the BFP Notes within 30 days of the effective time of the BFP Merger with all cash payments completed within approximately 60 days of such offer. WorldCom believes that such repurchase can be made by BFP, together with WorldCom, after consummation of the BFP Merger without materially adversely affecting the financial condition of the combined company.

     BFP has a $250 million senior secured revolving credit facility which has a provision which requires BFP to prepay the loan in full upon a change of control (which includes the BFP Merger) unless (1) BFP gives notice to the lenders at least 30 days prior to the occurrence of the change of control and (2) a majority of lenders do not request that all outstanding loans under the credit facility be paid in full. As of December 22, 1997, approximately $75 million was drawn under the credit facility. BFP does not expect any material financial implication to the combined company if the credit facility is terminated.

     The BFP indentures and credit agreement contain certain covenants which, among other things, restrict BFP's ability to incur additional debt, create liens, enter into sale-leaseback transactions, pay dividends (including to WorldCom subsequent to the BFP Merger), make certain restricted payments and enter into transactions with affiliates.

     The following information concerning BFP has been prepared on the basis of information filed by BFP with the Commission.

     BFP, founded in November 1993, is a leading facilities-based provider of competitive local telecommunications services, commonly referred to as a competitive local exchange carrier ("CLEC"), in selected cities within the United States. BFP acquires and constructs its own state-of-the-art fiber optic networks and facilities and leases network capacity from others to provide long distance carriers ("IXCs"), ISPs, wireless carriers and business, government and institutional end users with an alternative to the ILECs for a broad array of high quality voice, data, video transport and other telecommunications services. BFP has assembled an experienced management, sales and operations team with extensive experience and strong contacts within the telecommunications industry.

     BFP's goal is to become the primary full-service provider of competitive local telecommunications services to its customers in selected cities by offering superior products with excellent customer service at prices below those charged by the ILECs. The principal elements of BFP's strategy include targeting selected U.S. markets with an emphasis on second- and third-tier markets, aggressively pursuing switched services opportunities, further building out its existing systems and expanding its service offerings. As of September 30, 1997, BFP had networks in operation or under construction in a total of 44 U.S. cities, as follows:

                                                                   OTHER CLEC
                                                                NETWORKS IN CITY
                                                              --------------------
                                                              CURRENT    ANNOUNCED
                                                              -------    ---------
EASTERN REGION
  Springfield, Massachusetts................................     0           0
  Providence, Rhode Island..................................     1           0
  Hartford, Connecticut(3)(4)...............................     3           0
  Grand Rapids, Michigan....................................     0           1
  Lansing, Michigan.........................................     0           1
  Traverse City, Michigan...................................     0           0
  Toledo, Ohio..............................................     1           0
  White Plains, New York(3).................................     1           0
  Stamford, Connecticut(3)..................................     2           1
  Long Island, New York(1)(3)...............................     3           2
  Portland, Maine(1)(2).....................................     0           1
  Nashua, New Hampshire(1)(2)...............................     1           0
  Manchester, New Hampshire(1)(2)...........................     0           1
CENTRAL REGION
  Oklahoma City, Oklahoma...................................     2           1
  Tulsa, Oklahoma...........................................     1           1
  Little Rock, Arkansas.....................................     3           0
  Tucson, Arizona...........................................     2           0
  Albuquerque, New Mexico...................................     2           0
  Knoxville, Tennessee......................................     0           2
  Jackson, Mississippi......................................     1           1
  Kansas City, Missouri.....................................     3           0
  Springfield, Missouri(1)..................................     1           1
  Minneapolis, Minnesota(1)(3)(4)...........................     2           2
  St. Paul, Minnesota(1)(3)(4)..............................     0           1
  Austin, Texas.............................................     2           1
  Dallas, Texas(3)(4).......................................     4           1
  Fort Worth, Texas.........................................     2           0
  San Antonio, Texas(4).....................................     2           1
  Corpus Christi, Texas(1)..................................     2           0
  Houston, Texas(3)(4)......................................     4           0
  Waco, Texas(1)............................................     0           0
WESTERN REGION
  Sacramento, California....................................     3           2
  San Jose, California(3)...................................     3           0
  Sunnyvale, California.....................................     3           0
  Santa Clara, California...................................     3           0
  Stockton, California......................................     0           0
  Fresno, California........................................     1           0
  Bakersfield, California...................................     1           0
  Milpitas, California......................................     3           0

                                                                   OTHER CLEC
                                                                NETWORKS IN CITY
                                                              --------------------
                                                              CURRENT    ANNOUNCED
                                                              -------    ---------
  Palo Alto, California.....................................     3           0
  Salt Lake City, Utah......................................     3           1
  San Mateo, California(1)..................................     2           0
  Reno, Nevada..............................................     0           0
  San Francisco and Los Angeles, California(3)(4)(5)........   N/A         N/A

---------------

(1) Networks under construction.

(2) Majority-owned joint venture.

(3) City where WorldCom has a network.

(4) City where MCImetro has a network.

(5) Facilities management operations.

     As of September 30, 1997, BFP had a total of 28 digital telephone switches installed serving a total of 33 of its operating networks, collocation in a total of 121 ILEC central offices and a total of 2,177 route miles of optical fiber cable installed, 1,041,275 voice grade equivalent ("VGE") circuits in service, 80,019 CLEC lines installed and 1,667 on-net and 2,202 off-net buildings connected. BFP's annualized revenues, based on the revenues for the quarter ended September 30, 1997, are $143.1 million, as compared with total revenues in 1996, 1995 and 1994, BFP's first full year of operation, of $45.6 million, $14.2 million and $2.8 million, respectively.

MANAGEMENT AND PRINCIPAL SHAREHOLDERS

  Information about Directors and Executive Officers

     The directors and executive officers of WorldCom are: Carl J. Aycock (Director), Max E. Bobbitt (Director), Bernard J. Ebbers (Director, Chairman, President and Chief Executive Officer), Francesco Galesi (Director), Richard R. Jaros (Director), Stiles A. Kellett, Jr. (Director), David C. McCourt (Director), John A. Porter (Director), John W. Sidgmore (Director, Vice Chairman of the Board and Chief Operations Officer), Scott D. Sullivan (Director, Chief Financial Officer and Secretary) and Lawrence C. Tucker (Director). In September 1997, Mr. McCourt became Chairman and Chief Executive Officer of Cable Michigan, Inc. a cable television company, Chairman and Chief Executive Officer of RCN Corporation, a telecommunications company, and Chairman of the Board and Chief Executive Officer of Commonwealth Telephone Enterprises, Inc. (formerly known as C-TEC Corporation), a telecommunications company.

     The Audit Committee of the WorldCom Board of Directors consists of Max E. Bobbitt (Chairman), Francesco Galesi, David C. McCourt and Richard R. Jaros. The Compensation and Stock Option Committee of the WorldCom Board of Directors consists of Stiles A. Kellett, Jr. (Chairman), Max E. Bobbitt and Lawrence C. Tucker. The Nominating Committee of the WorldCom Board of Directors consists of John A. Porter (Chairman), Carl J. Aycock and Richard R. Jaros.

     In the fourth quarter of 1997, Mr. Ebbers and Mr. Sullivan received payments of $13.0 million and $3.5 million, respectively, pursuant to the WorldCom Performance Bonus Plan approved by WorldCom shareholders on May 22, 1997.

  Security Ownership of Management and Principal Shareholders

     As of December 12, 1997 the following persons, individually or as a group, were known to WorldCom to be deemed to be the beneficial owners of more than five percent of the issued and outstanding WorldCom

Common Stock, each of which persons has sole voting and investment power over such WorldCom Common Stock, except as set forth in the footnotes hereto:

                                                    AMOUNT AND
            NAME AND ADDRESS OF                 NATURE OF EXISTING         PERCENT
              BENEFICIAL OWNER                BENEFICIAL OWNERSHIP(1)    OF CLASS(1)
            -------------------               -----------------------    -----------
FMR Corp....................................        70,566,021(2)           7.7%
  82 Devonshire Street
  Boston, Massachusetts 02104

---------------

(1) Based upon 909,044,560 shares of WorldCom Common Stock issued and outstanding plus, as to the holder thereof only, exercise or conversion of all derivative securities that are exercisable or convertible currently or within 60 days after December 15, 1997.

(2) Based upon shares owned as of March 6, 1997, as provided by FMR Corp., including 60,322,566 shares beneficially owned by Fidelity Management & Research Company ("Fidelity"), as a result of its serving as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 and serving as investment adviser to certain other funds which are generally offered to limited groups of investors; 9,390,385 shares beneficially owned by Fidelity Management Trust Company, as a result of its serving as trustee or managing agent for various private investment accounts, primarily employee benefit plans, and serving as investment adviser to certain other funds which are generally offered to limited groups of investors; and 853,070 shares beneficially owned by Fidelity International Limited, as a result of its serving as investment adviser to various non-United States investment companies.

    The number of shares beneficially owned by Fidelity includes 4,301,357 shares issuable upon conversion of WorldCom Series A Preferred Stock. The number of shares beneficially owned by Fidelity Management Trust Company includes 267,839 shares issuable upon conversion of WorldCom Series A Preferred Stock. FMR Corp. has sole voting power with respect to 5,627,963 shares and sole dispositive power with respect to 69,712,951 shares. Fidelity International Limited has sole voting and dispositive power with respect to all the shares it beneficially owns.

     The following table sets forth the beneficial ownership of WorldCom Common Stock and WorldCom Series B Preferred Stock, as of December 15, 1997, by each director, the named executive officers and by all persons, as a group, who are currently directors and executive officers of WorldCom. No person listed on the following table is the beneficial owner of any shares of WorldCom Series A Preferred Stock. Each director or executive officer has sole voting and investment power over the shares listed opposite his name except as set forth in the footnotes hereto.

                                                            NUMBER OF SHARES
                NAME OF BENEFICIAL OWNER                  BENEFICIALLY OWNED(1)    PERCENT OF CLASS(1)
                ------------------------                  ---------------------    -------------------
Carl J. Aycock..........................................          709,438(2)            *
Max E. Bobbitt..........................................          256,292(3)            *
Bernard J. Ebbers.......................................       16,919,993(4)              1.9%
Francesco Galesi........................................        3,522,108(5)            *
Richard R. Jaros........................................          781,536(6)            *
Stiles A. Kellett, Jr...................................        3,507,176(7)            *
David C. McCourt........................................          824,423(8)            *
John A. Porter..........................................        4,668,053(9)            *
John W. Sidgmore........................................        3,470,659(10)           *
Scott D. Sullivan.......................................          436,904(11)           *
Lawrence C. Tucker......................................        3,170,096(12)           *
All Directors and Current Executive Officers as a Group
  (11 persons)..........................................       38,266,678(13)             4.2%

---------------

  *  Less than one percent.

 (1) Based upon 909,044,560 shares of WorldCom Common Stock issued and outstanding plus, as to the holder thereof only, exercise or conversion of all derivative securities that are exercisable or convertible currently or within 60 days after December 15, 1997.

 (2) Includes 5,576 shares owned by Mr. Aycock's spouse; 73,048 shares purchasable upon exercise of options; and 3,312 shares held as custodian for children.

 (3) Includes 38,512 shares purchasable upon exercise of options; and 117,780 shares as to which Mr. Bobbitt shares voting and investment power with his spouse.

 (4) Includes 36,432 shares held as custodian for children; 2,875,696 shares purchasable upon exercise of options; and 855,448 shares owned by Mr. Ebbers' spouse, as to which Mr. Ebbers shares voting and investment power.

 (5) Consists of 3,483,596 shares owned by Rotterdam Ventures, Inc., of which Mr. Galesi is sole shareholder; and 38,512 shares purchasable upon exercise of options.

 (6) Includes 6,449 shares issuable upon conversion of WorldCom Series B Preferred Stock; 5,000 shares purchasable upon exercise of options; and 15,930 shares held as custodian for Mr. Jaros' children, as to which Mr. Jaros disclaims beneficial ownership.

 (7) Includes 16,000 shares owned by Mr. Kellett's spouse; 860 shares held as custodian for minor daughter; 400,000 shares owned by a family partnership; and 90,316 shares purchasable upon exercise of options.

 (8) Includes 95 shares issuable upon conversion of WorldCom Series B Preferred Stock; and 5,000 shares purchasable upon exercise of options.

 (9) Includes 167,578 shares held as custodian or trustee for minor children; 73,048 shares purchasable upon exercise of options; 218,000 shares owned by Mr. Porter's spouse, as to which beneficial ownership is disclaimed; 85,812 shares held in trust for son of majority age, as to which beneficial ownership is also disclaimed; 5,700 shares held in a trust of which Mr. Porter is trustee with sole voting and dispositive power; and 3,250 shares held in trust for employees of Mr. Porter.

(10) Includes 368,704 shares purchasable upon exercise of options; and 13,193 shares held in a trust of which Mr. Sidgmore is sole trustee with sole voting and dispositive power.

(11) Includes 433,333 shares purchasable upon exercise of options.

(12) A total of 3,131,828 of these shares are beneficially owned by The 1818 Fund, L.P., and The 1818 Fund II, L.P. (collectively, "The 1818 Funds"). Mr. Tucker is the general and managing partner of The 1818 Funds and Mr. Tucker, as a general partner of Brown Brothers Harriman & Co., shares voting and investment power with respect to such securities. Also includes 38,268 shares purchasable upon exercise of options.

(13) Includes 4,045,981 shares purchasable upon exercise of options or conversion of WorldCom Series B Preferred Stock.

  Information Regarding Stephen M. Case

     The AOL Agreement provides that, if so requested at least five business days before the closing of the AOL Transaction, WorldCom will cause Stephen M. Case, Chairman of the Board, Chief Executive Officer and President of AOL, to be appointed to the Board of Directors of WorldCom. Mr. Case, a co-founder of AOL, has been Chairman of the Board of Directors of AOL since October 1995, Chief Executive Officer of AOL since April 1993 and a director of AOL since September 1992. Mr. Case has served as President of AOL since July 1996 and served previously as President from January 1991 to February 1996. Previously, he served as Executive Vice President of AOL from September 1987 to January 1991 and Vice President, Marketing, from 1985 to September 1987.

     AOL and WorldCom and/or certain of its subsidiaries are currently parties to certain agreements regarding the provision of dial-up and leased line access to AOL. In addition, as described under "Certain Related Transactions -- AOL Transaction," AOL and WorldCom and/or certain of its subsidiaries will enter into a Master Agreement for Data Communications and a Network Services Agreement upon the closing of the AOL Transaction. Expenditures by AOL under all of such agreements during the twelve month period commencing as of the closing of the AOL Transaction, is anticipated to exceed $400 million. Actual results may vary materially from such expectation. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors." To the best of WorldCom's knowledge, neither Mr. Case nor AOL has since January 1, 1994 had any transaction with WorldCom or any of its subsidiaries that would require disclosure under the rules and regulations of the Commission applicable to the CompuServe Merger, except as described herein. See "Certain Related Transactions -- AOL Transaction" and "-- Management of WorldCom After the MCI/WorldCom Merger."

  Information Regarding James C. Allen

     In connection with the negotiation and approval of the BFP Merger Agreement, Mr. Ebbers indicated his expectation that the WorldCom Board of Directors would consider the nomination of an individual designated by the BFP Board of Directors (who is expected to be Mr. James C. Allen) for election as a director of WorldCom following the effective time of the BFP Merger. Mr. Allen has been Vice Chairman and Chief Executive Officer and a director of BFP since its inception in November 1993. Mr. Allen served as President and Chief Operating Officer of Brooks Telecommunications Corporation, a founder of BFP, from April 1993 until it was merged with BFP in January 1996; prior thereto, he was Chief Operating Officer and Chief Financial Officer of David Lipscomb University. Since January 1, 1994, Mr. Allen has not had any transactions with WorldCom or any of its subsidiaries that would require disclosure under the rules and regulations of the Commission applicable to the CompuServe Merger, except as described herein. See "Information Regarding WorldCom -- Recent Developments -- The BFP Merger" and "-- Management of WorldCom Following the MCI/WorldCom Merger."

     The BFP Merger will result in the vesting of Mr. Allen's 66,667 shares of BFP stock options at $12.50 per share. In addition, BFP entered into a Change of Control Severance Agreement with Mr. Allen as of April 8, 1997. The agreement generally provides that if Mr. Allen's employment is terminated, within a three year period, following a change in control of BFP for any reason other than for death, disability or cause or by Mr. Allen for "good reason" (including changes in status, office, title or reporting requirements, other than any change which is inherent in the BFP Merger, and/or compensation or geographic location) an amount equal to the product of the sum of Mr. Allen's annual base salary rate and annual bonus target in effect on the date of termination and a "termination multiplier" (which, in the event of a termination of Mr. Allen occurring within the first eighteen months following any change in control, would be three, and, in the event of a termination at any time thereafter during said three year period would be a fraction the numerator of which would be the days remaining in said three year period and the denominator of which would be 365). Mr. Allen's annual base salary rate is currently $375,000, and his annual bonus target is currently $281,000. In addition, if any payment to Mr. Allen would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties with respect to such tax, Mr. Allen would also be entitled to receive an additional payment (net income and excise taxes) to compensate him for such tax, interest or penalties. In the event of a termination occurring within the first eighteen months following the effective time of the BFP Merger, the surviving corporation in the BFP Merger would be obligated to continue Mr. Allen's medical insurance benefits for a three year period following termination and, in the event of a termination thereafter during said three year period, would be obligated to continue such benefits until the end of said three year period. Under the terms of the Change of Control Severance Agreement, BFP has agreed to require the surviving corporation in the BFP Merger to expressly assume and agree to perform said agreement. The Change of Control Severance Agreement contains non-competition and non-solicitation provisions binding on Mr. Allen in the event of payment of benefits thereunder until the sooner to occur of (i) the end of the eighteen month period following the date of termination or (ii) the end of such three year period.

MANAGEMENT OF WORLDCOM FOLLOWING THE MCI/WORLDCOM MERGER

  General

     Pursuant to the terms of the MCI/WorldCom Merger Agreement, WorldCom has agreed to cause the WorldCom Board of Directors as of the MCI/WorldCom Effective Time to consist of fifteen members, which shall consist of eight members designated by WorldCom from among directors of WorldCom, five members designated by MCI from among directors of MCI, and two additional members designated by WorldCom

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

from among pending acquisitions of WorldCom; provided that the persons designated by each party are required to be reasonably acceptable to the other party. As of the date hereof, neither WorldCom nor MCI had designated the persons to serve as directors after the MCI/WorldCom Effective Time. Additionally, the AOL Agreement provides that, if so requested at least five business days before the closing of the AOL Transaction, WorldCom will cause Stephen M. Case, Chairman of the Board, Chief Executive Officer and President of AOL, to be appointed to the Board of Directors of WorldCom. See "-- Management and Principal Shareholders -- Information Regarding Stephen M. Case." Further, in connection with the negotiation and approval of the BFP Merger Agreement, Mr. Ebbers indicated his expectation that the WorldCom Board of Directors would consider the nomination of an individual designated by the BFP Board of Directors (who is expected to be Mr. James C. Allen, Vice Chairman and Chief Executive Officer of BFP) for election as a director of WorldCom following the effective time of the BFP Merger. See "-- Management and Principal
Shareholders -- Information Regarding James C. Allen." If, prior to the MCI/WorldCom Effective Time, any of the persons named by either WorldCom or MCI to serve on the MCI WorldCom Board of Directors as of the MCI/WorldCom effective time declines or is unable to serve as a director, the party that designated such individual may name a replacement to become a director. The directors of MCI WorldCom will be elected annually. See "Information Regarding
WorldCom -- Management and Principal Shareholders" for certain information regarding the current management of WorldCom.

     As of November 30, 1997, neither Mr. Allen nor Mr. Case beneficially owned any shares of WorldCom Common Stock. As of such date, Mr. Allen beneficially owned 319,885 shares of BFP Common Stock which, based on assumed BFP exchange ratios of 1.65 and 1.85 (the minimum and maximum exchange ratios, respectively), would be converted into the right to receive 527,810 shares and 591,787 shares, respectively, of WorldCom Common Stock as a result of the BFP Merger. Additional information about such potential director designees is contained under the captions "Information Regarding WorldCom" as well as in the WorldCom 1996 Form 10-K and the MCI 1996 Form 10-K. See "Incorporation of Documents by Reference," "Available Information" and "MCI Information."

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

  Compensation of Directors

     WorldCom's directors are currently paid fees of $22,500 per year and $1,000 per meeting of the Board plus certain expenses. Committee members are currently paid a fee of $750 for any committee meeting on the same day as a Board meeting and $1,000 for any other committee meeting, plus certain expenses. The chairman of each committee receives an additional $3,000 per year.

     Pursuant to WorldCom's Third Amended and Restated 1990 Stock Option Plan, each non-employee director receives annually a non-discretionary grant of options to purchase 5,000 shares of WorldCom Common Stock at the fair market value of such stock on the date of grant. Such options are immediately exercisable and expire on the earliest to occur of (a) ten years following the date of grant, (b) three months following retirement, (c) 12 months following termination of service due to disability or death, (d) upon cessation of service for reasons other than retirement, death or disability, or (e) the date of consummation of a specified change in control transaction, defined generally to include the dissolution or liquidation of WorldCom, a reorganization, merger or consolidation of WorldCom in which WorldCom is not the surviving corporation, or a sale of substantially all of the assets or 80% or more of the outstanding stock of WorldCom to another entity. The exercise price may be paid in cash or, in the discretion of the committee which administers the plan, WorldCom Common Stock. In the discretion of such committee, shares receivable on exercise may be withheld to pay applicable taxes on the exercise.

  Executive Officers

     WorldCom has agreed to cause Bert C. Roberts, Jr. to be appointed Chairman of MCI WorldCom, and to cause the senior management of MCI WorldCom to be as previously agreed between the parties. Pursuant to the MCI/WorldCom Merger Agreement, Bernard J. Ebbers will be the President and Chief Executive Officer of MCI WorldCom. In addition, Gerald H. Taylor, currently Chief Executive Officer of MCI, will become Vice Chairman of MCI WorldCom and will be responsible for international operations and ventures; Timothy F. Price, currently President and Chief Operating Officer of MCI, will become President and Chief Executive Officer of MCI WorldCom's U.S. telecommunications operating subsidiary; John W. Sidgmore will continue to serve as Vice Chairman and Chief Operating Officer of MCI WorldCom and will continue his current responsibilities including European operations; and Scott D. Sullivan will continue to serve as Chief Financial Officer of MCI WorldCom.

     Additional information about such persons who are currently executive officers of MCI follows:

     Bert C. Roberts, Jr., age 55, has been Chairman of the Board of MCI since June 1992. He was Chief Executive Officer of MCI from December 1991 to November 1996. He was President and Chief Operating Officer of MCI from October 1985 to June 1992 and President of MCI Telecommunications Corporation ("MCIT") from May 1983 to June 1992. Mr. Roberts has been a director of MCI since 1985; a non-executive director of British Telecommunications plc, a global telecommunications provider which has an approximate 20% equity interest in MCI, since October 1994; and a non-executive director of The News Corporation Limited, a global multi-media company located in Australia, since 1995.

     Gerald H. Taylor, age 56, has been Chief Executive Officer of MCI since November 1996. He has been Vice Chairman of MCIT since July 1995. He was President and Chief Operating Officer of MCI from July 1994 to November 1996 and President and Chief Operating Officer of MCIT from April 1994 to July 1995. He was an Executive Vice President and Group Executive of MCIT from September 1993 to April 1994. He was an Executive Vice President of MCIT, serving as President, Consumer Markets, from November 1990 to September 1993. Mr. Taylor has been a director of MCI since September 1994 and was a non-executive director of BT from November 1996 to November 1997.

     Timothy F. Price, age 44, has been President and Chief Operating Officer of MCI since November 1996. He has been President and Chief Operating Officer of MCIT since July 1995. He was an Executive Vice President and Group President of MCIT, serving as Group President, Communication Services, from December 1994 to July 1995. He was an Executive Vice President of MCIT, serving as President, Business Markets, from June 1993 to December 1994. He was a Senior Vice President of MCIT from November 1990 to June 1993, serving as President, Business Services, from July 1992 to June 1993 and as Senior Vice President, Consumer Markets, from November 1990 to July 1992.

     See "Information Regarding WorldCom -- Recent Developments -- The MCI/WorldCom Merger -- Business, Management and Principal Stockholders of MCI" for information regarding the ownership of MCI Common Stock by such persons. See "Information Regarding WorldCom -- Recent Developments -- the MCI/WorldCom Merger -- Interests of Certain Persons in the MCI/WorldCom Merger" for a description of certain interests of MCI executive officers in the MCI/WorldCom Merger. For additional information regarding the executive officers of MCI, see the MCI 1996 Form 10-K. For additional information regarding the executive officers of WorldCom, see the WorldCom 1996 Form 10-K.

  Compensation of Executive Officers

     WorldCom relies on its Compensation and Stock Option Committee (the "Compensation Committee") to recommend the form and amount of compensation of its executive officers. It is anticipated that, when the Compensation Committee meets to determine such compensation after the MCI/WorldCom Closing Date, the Compensation Committee will evaluate its policies designed to attract, motivate, reward and retain executives with the skills, experience and talents required to promote the short- and long-term performance and growth of WorldCom. Historically, WorldCom's executive compensation has had three elements: base salary, annual incentive compensation and long-term incentive compensation.

     For information concerning the compensation paid to the chief executive officer and certain other executive officers of each or WorldCom and MCI for the 1996 fiscal year, see the WorldCom 1996 Form 10-K and the MCI 1996 Form 10-K.

                     DESCRIPTION OF WORLDCOM CAPITAL STOCK

     The following summary is a description of the material terms of WorldCom capital stock, does not purport to be complete and is subject in all respects to the applicable provisions of the Georgia Business Corporation Code (the "GBCC"), the WorldCom Articles, the WorldCom Bylaws, the Deposit Agreement (referred to below), and the WorldCom Rights Agreement. The WorldCom Articles, the WorldCom Bylaws, the Deposit Agreement and the WorldCom Rights Agreement are included in or incorporated by reference as exhibits to the Registration Statement of which this Proxy Statement/Prospectus is a part.

     The authorized capital stock of WorldCom consists of 2,500,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of preferred stock, par value $.01 per share. As of September 30, 1997, there were 907,159,586 shares of WorldCom Common Stock, 94,992 shares of WorldCom Series A Preferred Stock and 12,445,113 shares of WorldCom Series B Preferred Stock issued and outstanding. All the shares of WorldCom Series A Preferred Stock are held by The Bank of New York as Depositary for the holders of WorldCom Depositary Shares.

COMMON STOCK

     All of the outstanding shares of WorldCom Common Stock are fully paid and nonassessable. Subject to the prior rights of the holders of preferred stock which may be issued and outstanding, the holders of WorldCom Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available therefor, and, in the event of the dissolution of WorldCom, to share ratably in all assets remaining after payment of liabilities and satisfaction of the liquidation preferences of the holders of WorldCom preferred stock, as provided in the WorldCom Articles. Each holder of WorldCom Common Stock is entitled to one vote for each share held of record on all matters presented to a vote at a shareholders' meeting, including the election of directors. Holders of WorldCom Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. Additional shares of authorized WorldCom Common Stock may be issued without shareholder approval.

     The transfer agent and registrar for the WorldCom Common Stock is The Bank of New York, 101 Barclay Street -- 12W, New York, NY 10286.

PREFERRED STOCK

     The authorized but unissued preferred stock of WorldCom is available for issuance from time to time at the discretion of the WorldCom Board of Directors without shareholder approval. The WorldCom Board of Directors has the authority to prescribe for each series of preferred stock it establishes the number, designation, preferences, limitations and relative rights of the shares of such series, subject to applicable law and the provisions of any outstanding series of preferred stock. The terms of any series of preferred stock including, but not limited to, dividend rate, redemption price, liquidation rights, sinking fund provisions, conversion rights and voting rights, and any corresponding effect on other shareholders, will be dependent largely on factors existing at the time of issuance. Such terms and effects could include restrictions on dividends on the WorldCom Common Stock if dividends on the preferred stock are in arrears, dilution of the voting power of other shareholders to the extent a series of the preferred stock has voting rights, and reduction of amounts available on liquidation as a result of any liquidation preference granted to any series of preferred stock.

SERIES A PREFERRED STOCK

     The following description of WorldCom Series A Preferred Stock and the rights represented by the WorldCom Depositary Shares does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the WorldCom Articles. Each of the WorldCom Depositary Shares represents a one one-hundredth interest in a share of WorldCom Series A Preferred Stock and entitles the owner to such proportion of all the rights, preferences and privileges of the shares of WorldCom Series A Preferred Stock represented thereby. See "-- Depositary Shares" below.

  Dividends

     The holders of shares of WorldCom Series A Preferred Stock are entitled to receive when, as and if declared by the Board of Directors out of funds legally available therefor, cumulative preferential dividends from the issue date of the WorldCom Series A Preferred Stock, accruing at the rate per share of $268.00 per annum or $67.00 per quarter (equivalent to $2.68 per annum or $.67 per quarter for each WorldCom Depositary Share), payable quarterly in arrears. Dividends are payable in cash or in shares of WorldCom Common Stock, at the election of the WorldCom Board of Directors. WorldCom intends to pay dividends in shares of WorldCom Common Stock on each dividend payment date to the extent that it is unable to pay dividends in cash. If the dividends are paid in shares of WorldCom Common Stock, the number of shares of WorldCom Common Stock to be issued on each dividend payment date will be determined by dividing the total dividend to be paid on each WorldCom Depositary Share by 90% of the average of the high and low sales prices of the WorldCom Common Stock as reported by The Nasdaq National Market or any national securities exchange upon which the WorldCom Common Stock is then listed or included, for each of the ten consecutive trading days immediately preceding the fifth business day preceding the record date for such dividend.

     Unless all accumulated dividends on the Series A Preferred Stock have been paid, (i) no dividend (other than a dividend payable solely in shares of junior stock (as defined in the WorldCom Articles)) may be paid on the WorldCom Common Stock, (ii) no other distribution shall be made upon any shares of junior stock,
(iii) no shares of junior stock or any series of WorldCom preferred stock shall be purchased, redeemed, or otherwise acquired for cash or other property (excluding junior stock or the WorldCom Series B Preferred Stock) by WorldCom or any of its subsidiaries, and (iv) no monies shall be paid into or set apart or made available for a sinking or other like fund for the purchase, redemption or other acquisition for value of any shares of junior stock by WorldCom or any of its subsidiaries.

  Mandatory Conversion of WorldCom Series A Preferred Stock

     On May 31, 1999 (the "Mandatory Conversion Date"), subject to the optional conversion rights referred to below, each outstanding share of WorldCom Series A Preferred Stock (and the related WorldCom Depositary Shares) will convert automatically into shares of WorldCom Common Stock at the Common Equivalent Rate (as defined below) in effect on such date and the holder will also be entitled to receive accrued and unpaid dividends thereon. The "Common Equivalent Rate" is initially four hundred twenty shares (420) of WorldCom Common Stock for each share of WorldCom Series A Preferred Stock (equivalent to 4.2 shares of WorldCom Common Stock for each WorldCom Depositary Share), subject to adjustment for certain capital events.

  Right to Redeem WorldCom Series A Preferred Stock

     The WorldCom Series A Preferred Stock (and the related WorldCom Depositary Shares) are not redeemable by WorldCom prior to May 31, 1998 (the "Initial Redemption Date"). On or after the Initial Redemption Date and prior to the Mandatory Conversion Date, WorldCom may redeem the WorldCom Series A Preferred Stock (and thereby the WorldCom Depositary Shares), in whole or in part. Upon any such redemption, the holder of record of shares of WorldCom Series A Preferred Stock will receive shares of WorldCom Common Stock equal to the call price of the WorldCom Series A Preferred Stock in effect on the date of redemption (the "Call Price") divided by the Current Market Price (as defined in the WorldCom Articles) of the WorldCom Common Stock. The Call Price of each WorldCom Series A Preferred Stock is (i) $3,417.00 ($34.170 per WorldCom Depositary Share) on and after the Initial Redemption Date through August 30, 1998, $3,400.25 ($34.003 per WorldCom Depositary Share) on and after August 31, 1998 through November 29, 1998, $3,383.50 ($33.835 per WorldCom Depositary Share) on and after November 30, 1998 through February 27, 1999, $3,366.75 ($33.668 per WorldCom Depositary Share) on and after February 28, 1999 through April 29, 1999, and $3,350.00 ($33.500 per WorldCom Depositary Share) on and after April 30, 1999 until the Mandatory Conversion Date, plus (ii) all accrued and unpaid dividends thereon to the date fixed for redemption.

  Conversion at Option of Holder

     The WorldCom Series A Preferred Stock (and thereby the WorldCom Depositary Shares) are convertible, in whole or in part, at the option of the holder thereof, at any time prior to the Mandatory Conversion Date, into shares of WorldCom Common Stock at a rate of 344.274 shares of WorldCom Common Stock for each WorldCom Series A Preferred Stock (equivalent to 3.443 shares of WorldCom Common Stock for each WorldCom Depositary Share and equivalent to a conversion price of $9.73 per share of WorldCom Common Stock), subject to adjustment for certain capital events (the "Optional Conversion Rate"). The right to convert WorldCom Series A Preferred Stock called for redemption will terminate at the close of business on the redemption date.

  Adjustment for Consolidation or Merger

     In the case of certain mergers, consolidations or other capital transactions, certain customary provisions are required to be made relating to the terms of conversion and redemption applicable to the WorldCom Series A Preferred Stock in order to protect the interests of the holders thereof.

  Liquidation Rights

     In the event of the liquidation, dissolution, or winding up of the business of WorldCom, the holders of WorldCom Series A Preferred Stock are entitled to receive a liquidation preference for each share of WorldCom Series A Preferred Stock in an amount equal to the greater of (i) the sum of (a) $3,350 and (b) all accrued and unpaid dividends thereon to the date of liquidation, dissolution or winding up and (ii) the value of the shares of WorldCom Common Stock into which such shares of WorldCom Series A Preferred Stock are convertible on the date of such liquidation, dissolution or winding up.

  Voting Rights

     Each share of WorldCom Series A Preferred Stock is entitled to ten votes per share (equivalent to 0.1 of a vote for each WorldCom Depositary Share) with respect to all matters voted on at a shareholders' meeting, including the election of directors. The holders of the WorldCom Series A Preferred Stock and the holders of WorldCom Common Stock will vote together as a single class, unless otherwise provided by law or the WorldCom Articles. The approval of more than two-thirds of the votes entitled to be cast by the holders of issued and outstanding shares of WorldCom Series A Preferred Stock is required for any amendment to the WorldCom Articles that materially adversely changes the rights, preferences or privileges of the WorldCom Series A Preferred Stock. The holders of the outstanding shares of WorldCom Series A Preferred Stock shall also have the right, voting together with the holders of any other outstanding shares of Voting Preferred Stock (as hereinafter defined) as a separate voting group, to elect two members of the WorldCom Board of Directors at any time six or more quarterly dividends on any shares of Voting Preferred Stock shall be in arrears and unpaid, in whole or in part, whether or not declared and whether or not any funds shall be or have been legally available for payment thereof. For this purpose, "Voting Preferred Stock" shall mean the shares of WorldCom Series A Preferred Stock and each other series of WorldCom Preferred Stock which shall have substantially similar voting rights (including voting as one voting group with other shares of Voting Preferred Stock) with respect to the election of directors upon substantially similar arrearages of dividends.

SERIES B PREFERRED STOCK

     The following description of WorldCom Series B Convertible Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the WorldCom Articles.

  Dividends

     The holders of WorldCom Series B Preferred Stock are entitled to receive when, as and if declared by the Board of Directors out of funds legally available therefor, cumulative dividends from the issue date of the WorldCom Series B Preferred Stock, accruing at the rate per share of $.0775 per annum, payable when and as the WorldCom Board of Directors may determine, in cash, before any dividends shall be set apart for or paid upon the WorldCom Common Stock or any other stock ranking as to dividends junior to the WorldCom Series B Preferred Stock in any year. Notwithstanding the foregoing, WorldCom may declare, set apart and pay dividends on shares of the WorldCom Series A Preferred Stock whether or not dividends have been declared, set apart or paid on the shares of WorldCom Series B Preferred Stock. Dividends are only payable in cash, except for payment of accrued but unpaid dividends upon conversion, redemption or liquidation of the WorldCom Series B Preferred Stock, as the case may be, as described below.

     WorldCom is not permitted to set apart for or pay upon the WorldCom Common Stock any Extraordinary Cash Dividend (as defined below) unless, at the same time, WorldCom shall have set apart for or paid upon all shares of WorldCom Series B Preferred Stock an amount of cash per share of WorldCom Series B Preferred Stock equal to the Extraordinary Cash Dividend that would have been paid in respect of such share if the holder of such share of WorldCom Series B Preferred Stock had converted such share into shares of WorldCom Common Stock immediately prior to the record date for such Extraordinary Cash Dividend. The term "Extraordinary Cash Dividend" means, with respect to any cash dividend or distribution paid on any date, the amount, if any, by which all cash dividends and cash distributions on the WorldCom Common Stock paid during the consecutive 12-month period ending on and including such date exceeds, on a per share of WorldCom Common Stock basis, 10% of the average daily closing price of the WorldCom Common Stock over such 12-month period.

  Conversion at Option of Holder

     The shares of WorldCom Series B Preferred Stock are convertible, in whole or in part, at the option of the holder thereof, at any time, unless previously redeemed, into shares of WorldCom Common Stock at a rate of 0.0973912 shares of WorldCom Common Stock for each share of WorldCom Series B Preferred Stock (equivalent to an initial conversion price of $10.268 per share of WorldCom Common Stock), subject to adjustment for certain capital events (the "Series B Conversion Rate"), and the holder will also be entitled to receive accrued and unpaid dividends payable in cash or, at the option of WorldCom, in shares of WorldCom Common Stock, based on the Fair Market Value thereof (as defined in the WorldCom Articles).

  Adjustment for Consolidation or Merger

     In the case of certain mergers, consolidations or other capital transactions, certain customary provisions are required to be made relating to the terms of conversion and redemption applicable to the WorldCom Series B Preferred Stock in order to protect the interests of the holders thereof.

  Right to Redeem WorldCom Series B Preferred Stock

     The WorldCom Series B Preferred Stock is not redeemable by WorldCom prior to September 30, 2001. Thereafter, WorldCom has the right to redeem the shares of WorldCom Series B Preferred Stock, in whole or in part, at a redemption price of $1.00 per share plus an amount equal to all accrued and unpaid dividends thereon (the "Redemption Price"); provided, that all or any portion of the Redemption Price may be paid in shares of WorldCom Common Stock as determined by the WorldCom Board of Directors based on the Fair Market Value thereof (as defined in the WorldCom Articles).

  Liquidation Rights

     In the event of the liquidation, dissolution, or winding up of the business of WorldCom, the holders of WorldCom Series B Preferred Stock are entitled to receive a liquidation preference for each share of WorldCom Series B Preferred Stock in an amount equal to the sum of $1.00 plus all accrued and unpaid dividends thereon to the date of liquidation, dissolution or winding up.

  Voting Rights

     Each share of WorldCom Series B Preferred Stock is entitled to one vote per share with respect to all matters voted on at a shareholders' meeting, including the election of directors. The holders of the WorldCom Series B Preferred Stock and the holders of WorldCom Common Stock (and WorldCom Series A Preferred Stock) will vote together as a single class, unless otherwise provided by law or the WorldCom Articles. The approval of at least a majority of the votes entitled to be cast by the holders of issued and outstanding shares of WorldCom Series B Preferred Stock is required to adversely change the rights, preferences or privileges of the WorldCom Series B Preferred Stock. For this purpose, the authorization or issuance of any series of preferred stock with preference or priority over, or being on a parity with the WorldCom Series B Preferred Stock as to the right to receive either dividends or amounts distributable upon liquidation, dissolution or winding up of WorldCom shall not be deemed to affect adversely the WorldCom Series B Preferred Stock. In case WorldCom shall at any time prior to March 23, 1999 subdivide (whether by stock dividend, stock split or otherwise) its outstanding shares of WorldCom Common Stock into a greater number of shares (each a "Subdivision"), the voting rights of each share of WorldCom Series B Preferred Stock will be adjusted to provide that the percentage of the aggregate voting power of the WorldCom Common Stock represented by the WorldCom Series B Preferred Stock shall be the same as such percentage immediately prior to such Subdivision, with the holder of each share of WorldCom Series B Preferred Stock being entitled to the number of votes proportionate to such adjustment. Such adjustments made pursuant to a Subdivision will become effective immediately after the effective date of the Subdivision.

DEPOSITARY SHARES

     Each WorldCom Depositary Share represents a one-hundredth interest in a share of WorldCom Series A Preferred Stock deposited under the Deposit Agreement (the "Deposit Agreement"), by and among WorldCom, The Bank of New York, as Depositary (the "Depositary"), and the holders from time to time of Depositary Receipts issued thereunder. Subject to the terms of the Deposit Agreement, each owner of a WorldCom Depositary Share is entitled proportionately to all of the rights and preferences of the shares of WorldCom Series A Preferred Stock represented thereby (including dividend, voting, redemption and

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

liquidation rights) contained in the WorldCom Articles and summarized above under "Description of WorldCom Capital Stock -- Preferred Stock" and "-- Series A Preferred Stock."

     The WorldCom Depositary Shares are evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). The following description of the WorldCom Depositary Shares does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Deposit Agreement.

     Mandatory Conversion, or Call. As described under "-- Preferred
Stock -- Series A Preferred Stock," the WorldCom Series A Preferred Stock is subject to mandatory conversion into shares of WorldCom Common Stock on the Mandatory Conversion Date, and to the right of WorldCom to call the WorldCom Series A Preferred Stock, at WorldCom's option, for redemption on or after the Initial Redemption Date and before the Mandatory Conversion Date. The WorldCom Depositary Shares are subject to mandatory conversion or call upon substantially the same terms and conditions as the WorldCom Series A Preferred Stock, except that the number of shares of WorldCom Common Stock received upon mandatory conversion or redemption of each WorldCom Depositary Share will be equal to the number of shares of WorldCom Common Stock received upon mandatory conversion or redemption of each share of WorldCom Series A Preferred Stock divided by one hundred.

     Conversion at the Option of Holder. As described under "-- Preferred
Stock -- Series A Preferred Stock," the WorldCom Series A Preferred Stock may be converted, in whole or in part, into shares of WorldCom Common Stock at the option of the holders of WorldCom Series A Preferred Stock at any time before the Mandatory Conversion Date, unless previously redeemed. The WorldCom Depositary Shares may, at the option of holders thereof, be converted into shares of WorldCom Common Stock upon the same terms and conditions as the WorldCom Series A Preferred Stock, except that the number of shares of WorldCom Common Stock received upon conversion of each WorldCom Depositary Share will be equal to the number of shares of WorldCom Common Stock received upon conversion of each share of WorldCom Series A Preferred Stock divided by one hundred.

     Voting of WorldCom Series A Preferred Stock. Each record holder of Depositary Receipts on the record date (which will be the same date as the record date for the WorldCom Series A Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of WorldCom Series A Preferred Stock represented by such holder's WorldCom Depositary Shares. The Depositary will abstain from voting WorldCom Series A Preferred Stock to the extent it does not receive specific written voting instructions from the holders of Depositary Receipts representing such WorldCom Series A Preferred Stock.

     Termination of Deposit Agreement. The Deposit Agreement is subject to termination by WorldCom, or, if the Depositary resigns and no successor depositary is properly appointed and accepted, by the Depositary. If any Depositary Receipts remain outstanding after the date of termination, the Depositary thereafter will discontinue the transfer of Depositary Receipts, will suspend the distribution of dividends to the holders thereof, and will not give any further notices (other than notice of such termination) or perform any further acts under the Deposit Agreement except as provided below and except that the Depositary will continue (i) to collect dividends on the WorldCom Series A Preferred Stock and any other distributions with respect thereto and
(ii) to deliver the WorldCom Series A Preferred Stock and any money and other property represented by Depositary Shares upon surrender thereof by the holders thereof. WorldCom does not intend to terminate the Deposit Agreement or to permit the resignation of the Depositary without appointing a successor depositary. In the event the Deposit Agreement is terminated, WorldCom has agreed to use its best efforts to list the WorldCom Series A Preferred Stock on The Nasdaq National Market.

WORLDCOM SERIES 3 PREFERRED STOCK

     In connection with the issuance of the WorldCom Rights (as hereinafter defined), the WorldCom Board of Directors has authorized 2,500,000 shares of preferred stock to be issued as Series 3 Junior Participating Preferred Stock (the "WorldCom Series 3 Preferred Stock"), a description of the terms of which is set forth below under "-- Preferred Stock Purchase Rights."

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

PREFERRED STOCK PURCHASE RIGHTS

     On August 25, 1996, WorldCom entered into the WorldCom Rights Agreement, and the WorldCom Board of Directors authorized the issuance of one preferred share purchase right (a "WorldCom Right") for each outstanding share of WorldCom Common Stock outstanding as of September 6, 1996 and issued thereafter until the Distribution Date, as defined in the WorldCom Rights Agreement (the "WorldCom Distribution Date"). Each WorldCom Right entitles the registered holder to purchase from WorldCom one one-thousandth of a share of Series 3 Preferred Stock at an initial price of $160.00 per one one-thousandth of such share, subject to adjustment as described in the WorldCom Rights Agreement.

     The WorldCom Rights will be evidenced by the WorldCom Common Stock, and a WorldCom Distribution Date will occur upon the earlier of ten business days following public disclosure or the date on which WorldCom first determines that certain persons or groups (a "WorldCom Acquiring Person") have become the beneficial owner of 15% or more of the outstanding shares of voting stock of WorldCom (the "Stock Acquisition Date") or ten business days (or such later date as may be determined by action of the WorldCom Board of Directors but not later than the Stock Acquisition Date) following the commencement of a tender offer or exchange offer that would result in certain persons or groups becoming a WorldCom Acquiring Person. Pursuant to the WorldCom Rights Agreement, as amended, the WorldCom Rights are not exercisable until the WorldCom Distribution Date and will expire, if not previously exercised, on September 6, 2001, unless such final expiration date is extended (subject to shareholder approval) or unless the WorldCom Rights are earlier redeemed or exchanged by WorldCom.

     Upon the occurrence of a WorldCom Distribution Date, each holder of a WorldCom Right, except for a WorldCom Acquiring Person, has the right to acquire, upon exercise of the WorldCom Right, WorldCom Common Stock having a value equal to two times the exercise price of the WorldCom Right. If a person becomes a WorldCom Acquiring Person and (i) WorldCom is acquired in a merger or other business combination transaction in which either WorldCom is not the surviving corporation or WorldCom Common Stock is exchanged or changed, or (ii) 50% or more of WorldCom's assets or earnings power is sold in one or several transactions, each holder of a WorldCom Right, except for a WorldCom Acquiring Person, would acquire, upon exercise of the WorldCom Right, such number of shares of the acquiring company's common stock as shall be equal to the result obtained by multiplying the then current exercise price for a WorldCom Right by the number one one-thousandths of a share of WorldCom Series 3 Preferred Stock for which a WorldCom Right is then exercisable and dividing that product by 50% of the then current market price per share of the common stock of the acquiring company on the date of such merger or other business combination transaction.

     If a certain person or group acquires more than 15% but less than 50% of the outstanding WorldCom Common Stock, WorldCom can exchange each WorldCom Right, except those held by such persons, for one share of WorldCom Common Stock.

     The WorldCom Series 3 Preferred Stock will be nonredeemable and junior to any other series of WorldCom preferred stock (unless otherwise provided in the terms of such WorldCom preferred stock). Each share of WorldCom Series 3 Preferred Stock will have a preferential dividend in an amount equal to 1,000 times any dividend declared on each share of WorldCom Common Stock. In the event of liquidation, the holders of the WorldCom Series 3 Preferred Stock will receive a preferred liquidation payment equal to the greater of $1,000 or 1,000 times the payment made per share of WorldCom Common Stock. Each share of WorldCom Series 3 Preferred Stock will have 1,000 votes, voting together with the WorldCom Common Stock. In the event of any merger, consolidation or other transaction in which shares of WorldCom Common Stock are converted or exchanged, each share of WorldCom Series 3 Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per share of WorldCom Common Stock. The rights of the WorldCom Series 3 Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

     At any time prior to the time a WorldCom Acquiring Person becomes such, WorldCom may redeem the WorldCom Rights in whole, but not in part, at a price of $.01 per WorldCom Right. The redemption of the WorldCom Rights may be made effective at such time, on such basis and with such conditions as the

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

WorldCom Board of Directors, in its sole discretion, may establish. Immediately upon any redemption of the WorldCom Rights, the right to exercise the WorldCom Rights will terminate, and the only right of the holders of the WorldCom Rights will be to receive the redemption price.

     The terms of the WorldCom Rights may be amended by the WorldCom Board of Directors without the consent of the holders of the WorldCom Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the voting power of all securities of WorldCom then known to WorldCom to be beneficially owned by certain persons or groups and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes a WorldCom Acquiring Person no such amendment may adversely affect the interests of the holders of the WorldCom Rights.

     The WorldCom Rights have certain anti-takeover effects. The WorldCom Rights will cause substantial dilution to a person or group that attempts to acquire or merge with WorldCom in certain circumstances. Accordingly, the existence of the WorldCom Rights may deter certain potential acquirors from making certain takeover proposals or tender offers. The WorldCom Rights should not interfere with any merger or other business combination approved by the WorldCom Board of Directors since WorldCom may redeem the WorldCom Rights as described above.

CERTAIN CHARTER AND BYLAW PROVISIONS

     In addition to the WorldCom Rights Agreement described above, the WorldCom Articles and the WorldCom Bylaws contain certain provisions, which are referred to below and which may have the effect of discouraging certain types of transactions that involve an actual or threatened change of control of WorldCom. Reference is made to the full text of the WorldCom Articles and the WorldCom Bylaws, which are incorporated by reference as exhibits to the Registration Statement of which this Proxy Statement/Prospectus is a part. See "Comparative Rights of Shareholders -- Election of Directors," "--Special Meetings of Shareholders," "--Special Redemption Provisions," and "-- Business Combination Restrictions." In addition, one of the effects of the existence of unissued and unreserved WorldCom Common Stock and preferred stock may be to enable the WorldCom Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of WorldCom by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of WorldCom's management and possibly deprive the shareholders of opportunities to sell their shares of WorldCom Common Stock at prices higher than the prevailing market prices. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of WorldCom.

                       COMPARATIVE RIGHTS OF SHAREHOLDERS

     As a result of the CompuServe Merger, the stockholders of CompuServe, whose rights are currently governed by Delaware law, the CompuServe Certificate and the CompuServe Bylaws, will become shareholders of WorldCom whose rights will be governed by Georgia law, the WorldCom Articles and the WorldCom Bylaws. The following discussion is intended only to highlight certain material differences between the rights of corporate shareholders under Georgia law and Delaware law generally and specifically with respect to stockholders of CompuServe and shareholders of WorldCom pursuant to their respective charters and bylaws. The discussion does not constitute a complete comparison of the differences between the rights of such holders or the provisions of the GBCC, the DGCL, the CompuServe Certificate and the CompuServe Bylaws and the WorldCom Articles and the WorldCom Bylaws, and the GBCC, and CompuServe stockholders are referred to the DGCL, the CompuServe Certificate and the CompuServe Bylaws, the WorldCom Articles, and the WorldCom Bylaws for more complete information regarding such differences.

ELECTION OF DIRECTORS

     Under Delaware law, directors, unless their terms are staggered, are elected at each annual stockholder meeting. Vacancies on the board of directors may be filled by the stockholders or directors, unless the certificate of incorporation or a bylaw provides otherwise. The certificate of incorporation may authorize the

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election of certain directors by one or more classes or series of shares, and the certificate of incorporation, an initial bylaw or a bylaw adopted by a vote of the stockholders may provide for staggered terms for the directors. The certificate of incorporation or the bylaws also may allow the stockholders or the board of directors to fix or change the number of directors, but a corporation must have at least one director. Under Delaware law, stockholders do not have cumulative voting rights unless the certificate of incorporation so provides.

     The CompuServe Board of Directors, which presently consists of six members, has been established with staggered terms for directors. Presently, the CompuServe Certificate divides the directors into three classes. Each class of directors must consist, as nearly as possible, of one-third of the total number of directors, with each director serving for a term of three years. Subject to certain restrictions, nominations to the CompuServe Board of Directors may be made by either the Board or stockholders. The CompuServe Bylaws provide that a stockholder's notice in connection with the nomination of directors is timely received by CompuServe if received not later than the following dates: (i) with respect to an election to be held at an annual meeting of stockholders, 60 days in advance of such meeting if such meeting is to be held on a day which is within 30 days preceding the anniversary of the previous year's annual meeting, or 90 days in advance of such meeting if such meeting is to be held on or after the anniversary of the previous year's annual meeting; and (ii) with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders. Each share of CompuServe Common Stock is entitled to one vote per share with respect to the election of directors of CompuServe (and each other matter coming before any meeting of CompuServe stockholders). The CompuServe Certificate does not provide for cumulative voting so that stockholders holding more than 50% of the outstanding shares entitled to vote may be able to elect all members of the Board of Directors.

     Upon consummation of the CompuServe Merger, the former stockholders of CompuServe will have rights under Georgia law in the election of directors similar to those provided by Delaware law. Directors, unless their terms are staggered pursuant to the corporation's articles of incorporation or a bylaw adopted by the shareholders, are elected at each annual shareholder meeting under Georgia law, and vacancies on the board of directors may be filled by the shareholders or directors, unless the articles of incorporation or a bylaw approved by the shareholders provides otherwise. The articles of incorporation may authorize the election of certain directors by one or more classes or series of shares. The articles of incorporation or the bylaws also may allow the shareholders or the board of directors to fix or change the number of directors. Currently, the WorldCom Bylaws provide that the number of members of the WorldCom Board of Directors shall be fixed by the WorldCom Board of Directors but shall not be less than three. Neither the WorldCom Articles nor the WorldCom Bylaws provide for a staggered board of directors. Subject to certain restrictions, nominations to the WorldCom Board of Directors may be made by either the Board or shareholders, if delivered to WorldCom not later than 90 days prior to the anniversary date of the immediately preceding annual meeting of WorldCom shareholders. Under Georgia law, shareholders do not have cumulative voting rights for the election of directors unless the articles of incorporation so provide. The WorldCom Articles do not provide for cumulative voting.

REMOVAL OF DIRECTORS

     Under Delaware law, classified directors of a corporation may only be removed for cause, by the holders of a majority of the shares entitled to vote at an election, unless the certificate of incorporation of the corporation specifically provides that such directors can be removed without cause. The CompuServe Certificate provides that directors may be removed only for cause by the affirmative vote of the holders of not less than 80% of the voting power represented by all of the shares of CompuServe Common Stock.

     Georgia law provides that, unless director terms are staggered, directors may be removed with or without cause by a majority of the votes entitled to be cast, unless the articles of incorporation or a bylaw adopted by the shareholders provides that directors may be removed only for cause, provided, however, that if a director is elected by a particular voting group of shareholders, that director may only be removed by the requisite vote of that voting group. The WorldCom Articles and the WorldCom Bylaws contain no provisions that a director

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

may be removed only for cause and, because director terms are not staggered, directors of WorldCom may be removed with or without cause.

VACANCIES ON THE BOARD OF DIRECTORS

     Under Delaware law, the board of directors of a corporation may fill any vacancy on the board, including vacancies resulting from an increase in the number of directors. The CompuServe Certificate provides that any vacancy on the Board of Directors that results from an increase in the number of directors shall be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. The CompuServe Bylaws provide that any other vacancy occurring in the Board of Directors shall be filed by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

     Under Georgia law, the articles of incorporation or a bylaw approved by the shareholders may make specific provision for filling vacancies on the board of directors. Under the WorldCom Bylaws, any vacancy occurring on the WorldCom Board created by an increase in the number of directors by action of the shareholders must be filled by the shareholders in the same manner as at an annual election of directors. The WorldCom Bylaws provide that the WorldCom Board shall fill any vacancy occurring on the board created by an increase in the number of directors by action of the board or the removal or resignation of a director, as provided in the WorldCom Bylaws, except such vacancy shall be filled pursuant to the WorldCom Articles to the extent such Articles provide that a class of shareholders may fill a vacancy created by the removal or resignation of a director elected by that class. A director elected to fill a vacancy created by the removal or resignation of a director shall hold office for the unexpired term of his or her predecessor.

ACTION BY WRITTEN CONSENT

     Delaware law provides that, unless limited by the certificate of incorporation, any action that could be taken by stockholders at a meeting may be taken without a meeting if a consent (or consents) in writing, setting forth the action so taken, is signed by the holders of record of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The CompuServe Certificate provides that any action that could be taken at a meeting of stockholders can only be taken at such a meeting and cannot be taken by the written consent of the stockholders.

     Subject to compliance with certain requirements, Georgia law provides that any action required or permitted to be taken by the shareholders at a meeting may be taken by the shareholders without a meeting if evidenced by one or more written consents describing the action taken, signed and dated by all shareholders entitled to vote on such action, or, if the articles of incorporation provide for less than all shareholders, by persons who would be entitled to vote shares at a meeting having the requisite voting power to take action at a meeting at which all shareholders entitled to vote were present and voted. The WorldCom Articles do not provide for the consent of a lesser number of shares with respect to an action by written consent, thus the written consent of all shareholders of WorldCom entitled to vote on such action would be required in order to take such an action without a meeting of shareholders.

AMENDMENTS TO CHARTER

     Under Delaware law, unless a higher vote is required in the certificate of incorporation, an amendment to the certificate of incorporation of a corporation may be approved by a majority of the outstanding shares entitled to vote upon the proposed amendment. The CompuServe Certificate generally does not require a higher vote to amend its terms and provisions. However, the CompuServe Certificate provides that no amendment that is inconsistent with the following provisions of the CompuServe certificate of incorporation may be made unless such amendment is approved by the affirmative vote of the holders of not less than 80% of the votes entitled to be cast on the amendment: (i) the staggered CompuServe Board of Directors, (ii) the filling of vacancies of the CompuServe Board of Directors, (iii) the supermajority requirement for the removal of directors of CompuServe for cause and (iv) the supermajority voting requirement to amend the Bylaws of CompuServe.

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

     Georgia law provides that directors may only make certain relatively technical amendments to a corporation's articles of incorporation without shareholder action. Otherwise, unless Georgia law, the articles of incorporation or the corporation's board of directors require a greater vote or a vote by voting groups, the affirmative vote of a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote on the amendment is required to amend a Georgia corporation's articles of incorporation.

AMENDMENTS TO BYLAWS

     The DGCL provides that a corporation's bylaws may be amended by that corporation's stockholders, or, if so provided in the corporation's certificate of incorporation, the power to amend the corporation's bylaws may also be conferred on the corporation's directors. The CompuServe Certificate provides that the CompuServe Bylaws may be amended or repealed by the stockholders by the affirmative vote of the holders of not less than 80% of the votes entitled to be cast on the matter.

     Georgia law provides that, unless a corporation's articles of incorporation, applicable law or a particular bylaw approved by the corporation's shareholders provides otherwise, either the corporation's directors or its shareholders may amend that corporation's bylaws. The WorldCom Bylaws allow the directors or shareholders to amend or repeal the WorldCom Bylaws unless the WorldCom Articles or applicable law reserves the power to amend or repeal a particular bylaw exclusively to the shareholders or unless the shareholders, in amending or repealing a particular bylaw, provide expressly that the directors may not amend or repeal that bylaw.

SPECIAL MEETINGS OF SHAREHOLDERS

     Delaware law provides that special meetings of the stockholders of a corporation may be called by the corporation's board of directors or by such other persons as may be authorized in the corporation's certificate of incorporation or bylaws. The CompuServe Bylaws provide that special meetings of CompuServe's stockholders may only be called by the CompuServe Board of Directors, the Chairman of the CompuServe Board of Directors or the President of CompuServe.

     Georgia law permits the board of directors or any person authorized in the corporation's articles of incorporation or bylaws to call special meetings of shareholders. Except in the case of a corporation having 100 or fewer shareholders of record, a special meeting may also be called by at least 25% or such greater or lesser percentage of all the votes entitled to be cast on any issue proposed to be considered at the special meeting as may be provided in the corporation's articles of incorporation or bylaws. The WorldCom Bylaws provide that a special meeting may be called by the WorldCom Board of Directors, the President of WorldCom or the holders of not less than 40% of all the votes entitled to be cast on the issue proposed to be considered at the proposed special meeting.

VOTE ON EXTRAORDINARY CORPORATE TRANSACTIONS

     Delaware law provides that, unless otherwise specified in a corporation's certificate of incorporation or unless the provisions of Delaware law relating to business combinations discussed below are applicable, a sale or other disposition of all or substantially all of the corporation's assets, a merger or consolidation of the corporation with another corporation or a dissolution of the corporation requires the affirmative vote of the Board of Directors (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of a majority of the outstanding stock entitled to vote thereon. The foregoing provisions apply to CompuServe and its stockholders.

     Georgia law is similar to Delaware law in that, except as described below with respect to business combinations, a sale or other disposition of all or substantially all of the corporation's assets, a merger of the corporation with and into another corporation, a share exchange involving one or more classes or series of the corporation's shares or a dissolution of the corporation must be adopted by the Board of Directors plus, with certain exceptions, the affirmative vote of a majority of all shares of stock entitled to vote thereon.

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

RIGHTS OF INSPECTION

     The DGCL allows any stockholder, upon written demand under oath stating the purpose thereof, to have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a stockholder.

     Georgia law permits any shareholder who gives at least five business days' written notice to the corporation to have the right to inspect and copy, during normal business hours, at the principal office of the corporation, certain of the corporation's books and records, including: (i) the articles of incorporation and the bylaws currently in effect; (ii) all resolutions adopted by shareholders or the board of directors increasing or decreasing the number of directors, the classification of directors, if any, and the names and residence addresses of all members of the board of directors; (iii) resolutions adopted by the board of directors creating one or more classes or series of shares, and fixing their relative rights, if any, if shares issued under the resolutions are outstanding; (iv) resolutions adopted by the board of directors that affect the size of the board of directors; (v) the minutes of all shareholders' meetings and executed written consents evidencing all action taken by shareholders without a meeting for the past three years; (vi) all written communications to shareholders generally within the past three years, including the annual financial statements furnished as provided in GBCC Section 14-2-1620; (vii) the names and business addresses of the corporation's current directors and officers; and (vii) the most recent annual registration of the corporation filed with the Georgia Secretary of State. A shareholder is also entitled to receive, upon written request, a copy of the corporation's most recent balance sheet and profit and loss statement.

     A shareholder has only a qualified right to inspect certain other specified records of the corporation, including (i) excerpts from minutes of any meeting of the board, records of action of a committee of the board of directors while acting for the board, minutes of meetings of shareholders, and records of action taken by shareholders or the board of directors without a meeting, to the extent not subject to inspection under the mandatory inspection and copying provision;
(ii) accounting records of the corporation; and (iii) the record of shareholders.

DIVIDENDS

     Subject to any restrictions contained in a corporation's certificate of incorporation, Delaware law generally provides that a corporation may declare and pay dividends out of "surplus" (defined as the excess, if any, of net assets (total assets less total liabilities) over capital) or, when no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except that dividends may not be paid out of net profits if the capital of the corporation is less than the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In accordance with the DGCL, "capital" is determined by the board of directors and shall not be less than the aggregate par value of the outstanding capital stock of the corporation having par value. The CompuServe Certificate of Incorporation contains no additional restrictions on the declaration or payment of dividends.

     Georgia law provides that, subject to any restrictions contained in a corporation's articles of incorporation, the directors of a corporation may authorize the payment of dividends to that corporation's shareholders, provided that no such dividend may be paid if, after giving effect to such payment, (a) the corporation would be unable to pay its debts as they come due in the usual course of business or (b) the corporation's total assets would be less than the sum of its total liabilities plus (unless the corporation's articles of incorporation permit otherwise) any preferential liquidation amounts payable to shareholders whose preferential rights on dissolution are superior to those of the shareholders receiving the dividend. Other than the preferential rights of the holders of WorldCom preferred stock with respect to dividends and liquidation (see "Description of WorldCom Capital Stock -- Preferred Stock"), the WorldCom Articles contain no additional restrictions on the declaration or payment of dividends.

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APPRAISAL RIGHTS OF DISSENTING SHAREHOLDERS

     Under Delaware law, in certain circumstances a stockholder of a Delaware corporation is generally entitled to demand appraisal and obtain payment of the judicially determined fair value of his or her shares in the event of any plan of merger or consolidation to which the corporation, the shares of which he or she holds, is a party, provided such stockholder continuously holds such shares through the effective date of the merger, otherwise complies with the requirement of Delaware law for the perfection of appraisal rights and does not vote in favor of the merger. However, this right to demand appraisal does not apply to stockholders if: (1) they are stockholders of a surviving corporation and if a vote of the stockholders of such corporation is not necessary to authorize the merger or consolidation; and (2) the shares held by the stockholders are of a class or series registered on the New York Stock Exchange or the American Stock Exchange, designated as a national market system security on an interdealer quotation system by the NASD or are held of record by more than 2,000 stockholders on the date set to determine the stockholders entitled to vote on the merger or consolidation. Notwithstanding the above, appraisal rights are available for the shares of any class or series of stock of a Delaware corporation if the holders thereof are required by the terms of an agreement of merger or consolidation to accept for their stock anything except:
(i) shares of stock of the corporation surviving or resulting from the merger or consolidation; (ii) shares of stock of any other corporation which at the effective date of the merger or consolidation will be listed on the New York Stock Exchange or the American Stock Exchange, designated as a national market system security on an interdealer quotation system by the NASD or held of record by more than 2,000 stockholders; (iii) cash in lieu of fractional shares of the corporations described in (i) and (ii); or (iv) any combination of the shares of stock and cash in lieu of fractional shares described in (i), (ii) and (iii).

     A Delaware corporation may provide in its certificate of incorporation that appraisal rights shall be available for the shares of any class or series of its stock as the result of an amendment to its certificate of incorporation, any merger or consolidation to which the corporation is a party or a sale of all or substantially all of the assets of the corporation.

     Holders of CompuServe Common Stock are not entitled to appraisal rights in connection with the Merger, because: (i) shares of CompuServe Common Stock were, at the Record Date for the Special Meeting, designated as Nasdaq National Market securities; (ii) CompuServe stockholders will not be required to accept anything in exchange for their shares of CompuServe Common Stock other than shares of WorldCom Common Stock, which will be designated as Nasdaq National Market securities as of the Effective Time, and cash in lieu of fractional shares of such stock; and (iii) the CompuServe Certificate of Incorporation does not otherwise provide CompuServe stockholders with dissenters' or appraisal rights applicable to the Merger. See "The Special Meeting -- Appraisal Rights."

     Georgia law provides that shareholders are entitled to dissent from and obtain payment of the fair value of their shares in the event of mergers, share exchanges, sales or exchanges of all or substantially all of the corporation's assets, amendments to the articles of incorporation that materially and adversely affect certain rights in respect of a dissenter's shares and certain other actions taken pursuant to a shareholder vote to the extent provided for under Article 9 of the GBCC, the articles of incorporation, bylaws or resolution of board of directors; provided, however, unless the corporation's articles of incorporation otherwise provide, appraisal rights are not available: (i) to holders of shares of any class of shares not entitled to vote on the merger, share exchange or sale or exchange of all or substantially all of a corporation's assets; (ii) in a sale of all or substantially all of the property of the corporation pursuant to court order; (iii) in a sale of all or substantially all of the corporation's assets for cash, where all or substantially all of the net proceeds of such sale will be distributed to the shareholders within one year; or (iv) to holders of shares which at the record date were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless: (a) in the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or a publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or (b) the articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise. Appraisal rights under Georgia law differ from

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appraisal rights under Delaware law in that, under Georgia law, shareholders have appraisal rights for more types of transactions than under Delaware law, and unlike the appraisal rights provisions under Delaware law, under Georgia law, the board of directors may voluntarily extend appraisal rights to shareholders.

INDEMNIFICATION AND LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

     Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision shall not limit the liability of a director for: (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability under Section 174 of the DGCL for unlawful payment of dividends or stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit. The CompuServe Certificate limits the personal liability of CompuServe's directors for monetary damages to the fullest extent permissible under applicable law.

     Under Delaware law, a corporation may indemnify any person made a party or threatened to be made a party to any type of proceeding (other than an action by or in the right of the corporation) because he is or was an officer, director, employee or agent of the corporation, or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or entity, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding: (1) if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; or (2) in the case of a criminal proceeding, he had no reasonable cause to believe that his conduct was unlawful. A corporation may indemnify any person made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that there may be no such indemnification if the person is found liable to the corporation unless, in such a case, the court determines the person is entitled thereto. A corporation must indemnify a director, officer, employee or agent against expenses actually and reasonably incurred by him who successfully defends himself in a proceeding to which he was a party because he was a director, officer, employee or agent of the corporation. Expenses incurred by an officer or director (or other employees or agents as deemed appropriate by the Board of Directors) in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. The Delaware law indemnification and expense advancement provisions are not exclusive of any other rights which may be granted by the bylaws, a vote of stockholders or disinterested directors, agreement or otherwise.

     The CompuServe Bylaws provide for the indemnification to the fullest extent not prohibited by law, including those circumstances in which indemnification would otherwise be discretionary, of any current or former director, officer and the indemnification of any current or former employee or agent of CompuServe who is made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative, investigative or other (including an action, suit or proceeding by or in the right of CompuServe, by reason of the fact that such person is or was a director, officer, employee or agent of CompuServe or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of CompuServe, or serves or served at the request of CompuServe as a director, officer, employee or agent, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise, except that CompuServe shall not be obligated to advance expenses or to indemnify any such person (a) with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense; (b) for any amounts paid in settlement of an action indemnified against by CompuServe without the prior written consent of the Board of Directors; or

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(c) in connection with any event in which the person did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interest of CompuServe. CompuServe will pay all expenses incurred by any such person in defending such a proceeding in advance of its final disposition at the written request of such person if the person furnishes CompuServe (a) a written statement of a good faith belief that he or she is entitled to indemnification and (b) a written undertaking to repay such advance if it is ultimately determined by a court that such person is not entitled to be indemnified. No amendment to the CompuServe Certificate that limits CompuServe's obligation to indemnify directors, officers and employees of CompuServe will have any effect on such obligation for any act or omission which occurred prior to the later of the effective date of the amendment or the date notice of the amendment is given to the officer, director or employee.

     The CompuServe Merger Agreement provides that, from and after the Effective Time, WorldCom and the Surviving Corporation will, jointly and severally, indemnify, defend and hold harmless the directors and officers of CompuServe as and to the extent provided in the CompuServe Certificate, Bylaws or indemnification agreements, as in effect as of the date of the CompuServe Merger Agreement, with respect to matters occurring through the Closing Date, provided that this obligation will not relieve H&R Block or Block Group of their indemnification obligations under Section 8.4 of the CompuServe Merger Agreement. To the extent reasonably available, WorldCom has agreed to cause the Surviving Corporation to maintain in effect for not less than three years after the Closing Date policies of directors' and officers' liability insurance comparable to those maintained by CompuServe with carriers comparable to CompuServe's existing carriers; provided, however, that the Surviving Corporation will not be required to pay an annual premium for such insurance in excess of 150% of the last annual premium paid prior to the date hereof, but in such case is required to purchase as much coverage as possible for such amount. (Section 12.10 of the CompuServe Merger Agreement). See "Plan of Merger -- Terms and Conditions of the Proposed CompuServe Merger -- Interests of Certain Persons in the CompuServe Merger -- Indemnification."

     Georgia law permits corporations to adopt a provision in their articles of incorporation eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for any action taken, or any failure to take action as a director, except that Georgia law does not permit the elimination or limitation of monetary liability for a director in the event of (i) misappropriation of corporate business opportunities; (ii) intentional misconduct or knowing violation of the law; (iii) unlawful distributions; or (iv) any transaction in which such director receives an improper personal benefit. The WorldCom Articles limit the personal liability of directors for monetary damages to the fullest extent permissible under the GBCC.

     Section 14-2-851 of the GBCC provides that a Georgia corporation may indemnify an individual who is a party to a proceeding because he or she is or was a director, against liability incurred in such proceeding, provided that such individual acted in good faith and reasonably believed (a) in the case of conduct in his or her official capacity, that such conduct was in the best interests of the corporation, (b) in all other cases other than a criminal proceeding, that such conduct was at least not opposed to the best interests of the corporation, and (c) in the case of a criminal proceeding, that such individual had no reasonable cause to believe that such conduct was unlawful. A Georgia corporation may not indemnify a director under Section 14-2-851 (i) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred by such director in connection with the proceeding, provided it is determined that such director met the relevant standard of conduct set forth above, or (ii) in connection with any proceeding with respect to conduct for which such director was adjudged liable on the basis that he or she received an improper personal benefit.

     Prior to indemnifying a director under Section 14-2-851 of the GBCC, a determination must be made that the director has met the relevant standard of conduct. Such determination must be made by: (i) a majority vote of a quorum consisting of directors not at that time parties to the suit; (ii) a duly designated committee of directors; (iii) duly selected special legal counsel; or
(iv) a vote of the shareholders, excluding shares owned by or voted under the control of directors who are at the time parties to the suit.

     A Georgia corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding because he or she is a director, provided that such director delivers to the corporation a written affirmation of his or her good faith

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

belief that he or she met the relevant standard of conduct described in Section 14-2-851 of the GBCC, or that the proceeding involves conduct for which such director's liability has been properly eliminated by action of the corporation, and a written undertaking by the director to repay any funds advanced if it is ultimately determined that such director was not entitled to such indemnification.

     The GBCC also allows a Georgia corporation to indemnify directors made a party to a proceeding without regard to the above-referenced limitations, if authorized by the articles of incorporation or a bylaw, contract, or resolution duly adopted by a vote of the shareholders of the corporation by a majority of votes entitled to be cast, excluding shares owned or voted under the control of the director or directors who are not disinterested, and to advance funds to pay for or reimburse reasonable expenses incurred in the defense thereof, subject to restrictions similar to the restrictions described in the preceding paragraph; provided, however, that the corporation may not indemnify a director adjudged liable: (1) for any appropriation, in violation of his duties, of any business opportunity of the corporation; (2) for acts or omissions which involve intentional misconduct or a knowing violation of law; (3) for unlawful distributions; or (4) for any transaction from which he received an improper personal benefit.

     Under Georgia law, a corporation's authority to indemnify officers, unlike directors, is restricted only by public policy. A person who is both an officer and a director is treated, for indemnification purposes, as a director. The WorldCom Articles and the WorldCom Bylaws authorize indemnification of its officers and directors to the fullest extent permitted by Georgia law.

PREEMPTIVE RIGHTS

     Neither Delaware nor Georgia law provides (except in limited instances) for preemptive rights to acquire a corporation's unissued stock. However, such right may be expressly granted to the shareholders in a corporation's certificate or articles of incorporation. Neither the CompuServe Certificate nor the WorldCom Articles provide for preemptive rights.

SPECIAL REDEMPTION PROVISIONS

     Under the DGCL, a corporation may purchase or redeem shares of any class of its capital stock, but subject generally to the availability of sufficient lawful funds therefor and provided that at all times, at the time of any such redemption, the corporation shall have outstanding shares of one or more classes or series of capital stock which have full voting rights that are not subject to redemption. The CompuServe Certificate contains no provision for special redemptions of shares of its capital stock.

     Under the GBCC, a corporation may acquire its own shares of capital stock, subject to the requirement that at all times the corporation must have authorized: (i) at least one or more classes of shares that together have unlimited voting rights; and (ii) at least one or more classes of shares (which may be the same class or classes as those with unlimited voting rights) that together are entitled to receive the net assets of the corporation upon dissolution. In addition, a corporation's acquisition of its own shares of capital stock is deemed a "distribution" under Georgia law and, accordingly, is subject to the restrictions on distributions set forth in the corporation's articles of incorporation and Section 14-2-640 of the GBCC.

     The WorldCom Articles contain provisions permitting WorldCom to redeem shares of its capital stock from certain foreign shareholders in order to enable it to continue to hold certain common carrier radio licenses. These provisions are intended to cause WorldCom to remain in compliance with the Communications Act and the regulations of the FCC promulgated thereunder. Under these provisions, at such time as the percentage of capital stock owned by foreign shareholders or certain affiliates thereof exceeds 20%, WorldCom has the right to redeem the excess shares held by such persons at the fair market value thereof. Following any determination that such excess shares exist, such excess shares shall not be deemed outstanding for purposes of determining the vote required on any matter brought to the attention of the shareholders of WorldCom and such excess shares shall have no right to receive any dividends or other distributions, including distributions in liquidation. If such shares are traded on a national securities exchange or in the over-the-counter market, such fair market value is the average closing price for the 45 trading days immediately preceding the date of redemption. If such shares are not so traded, such fair market value shall be established by the WorldCom

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

Board of Directors. In the event there is a foreign shareholder who acquired shares within 120 days of the date of redemption, however, the redemption price shall not exceed the price per share paid by such shareholder. At least 30 days' notice of redemption must be given, and the redemption price may be paid in cash, securities or any combination thereof. WorldCom may require confirmation of citizenship from any record or beneficial owner of shares of its capital stock, and from any transferee thereof, as a condition to the registration or transfer of those shares.

PREFERRED STOCK PURCHASE RIGHTS

     Delaware case law authorizes Delaware corporations to issue stock purchase rights, having terms and conditions similar to those set out in the CompuServe Rights Agreement, to its stockholders. In April, 1996, CompuServe entered into the CompuServe Rights Agreement, and the CompuServe Board of Directors authorized the issuance of one CompuServe Right for each share of CompuServe Common Stock outstanding as of March 31, 1996 and issued thereafter until the Distribution Date (as defined in the CompuServe Rights Agreement). Each CompuServe Right entitles the holder to purchase from CompuServe one one-hundredth of a share of CompuServe Series A Junior Participating Preferred Stock at an initial purchase price of $150, subject to adjustment. The CompuServe Rights expire on April 19, 2006, unless extended or earlier redeemed by CompuServe.

     The CompuServe Rights separate from the CompuServe Common Stock and a Distribution Date occurs upon the earlier of 10 days following public disclosure that certain persons or groups of persons have become a beneficial owner of 10% or more of the outstanding CompuServe Common Stock or 15 business days following the commencement of a tender offer or exchange offer that would result in certain persons or groups becoming an Acquiring Person (as defined in the CompuServe Rights Agreement). H&R Block and Block Group are excluded from the definition of an Acquiring Person. Upon the occurrence of a Distribution Date, each holder of a CompuServe Right has the right to receive, upon exercise of the right, CompuServe Common Stock having a value equal to two times the exercise price of the CompuServe Right, except that all CompuServe Rights held by an Acquiring Person become null and void.

     In the event that a person becomes an Acquiring Person and CompuServe is acquired in a merger or other business combination in which CompuServe is not the surviving corporation or more than 50% of the assets or earning power of CompuServe's assets are sold or transferred, each holder, except for Acquiring Persons, of a CompuServe Right has the right to receive, upon exercise, common stock of the acquiring company which has a value equal to two times the exercise price of the CompuServe Right.

     CompuServe may redeem the CompuServe Rights in whole, but not in part, at any time until ten days following the date on which there has been public disclosure that, or facts indicating that, a person has become an Acquiring Person, at a price of $.01 per CompuServe Right (or such other consideration deemed appropriate by the CompuServe Board of Directors) by resolution of the CompuServe Board of Directors, subject to certain exceptions. The redemption of the CompuServe Rights may be made effective at such time, on such basis and with such conditions as the CompuServe Board of Directors in its sole discretion may establish. The CompuServe Rights terminate immediately upon the action of the CompuServe Board of Directors ordering redemption of the CompuServe Rights, and, thereafter, the holders of CompuServe Rights will only be able to receive the Redemption Price.

     The CompuServe Rights Agreement may be amended by resolution of the CompuServe Board of Directors, subject to certain exceptions, prior to the Distribution Date. After the Distribution Date, the CompuServe Rights Agreement may be amended by resolution of the CompuServe Board of Directors, subject to certain exceptions, in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of CompuServe Rights (excluding the interests of any Acquiring Person or its affiliates or associates) or to shorten or lengthen any time period under the CompuServe Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption may be made at such time as the CompuServe Rights are not redeemable.

     In connection with the execution of the CompuServe Merger Agreement, on September 7, 1997, the CompuServe Board of Directors amended the CompuServe Rights Agreement to provide, in part, that

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

WorldCom would not be deemed to be an Acquiring Person and a Distribution Date (each as defined in the CompuServe Rights Agreement) would not be deemed to have occurred as a result of the acquisition by WorldCom of CompuServe Common Stock pursuant to the CompuServe Merger, the execution of the CompuServe Merger Agreement, the acquisition by WorldCom of the Option (or any part thereof) to acquire shares of CompuServe Common Stock pursuant to the Stockholders Agreement or the acquisition by WorldCom of shares of CompuServe Common Stock pursuant to the exercise of the Option. The effect of this amendment was to render the anti-takeover effects of the CompuServe Rights Agreement inapplicable to such transactions.

     The CompuServe Rights have certain anti-takeover effects. The CompuServe Rights will cause substantial dilution to a person or group that attempts to acquire, or merge with, CompuServe without conditioning the offer on the CompuServe Rights being rendered inapplicable.

     For a description of the WorldCom Preferred Stock Purchase Rights, see "Description of WorldCom Capital Stock -- Preferred Stock Purchase Rights."

STOCKHOLDER SUITS

     Under Delaware law, a stockholder may institute a lawsuit against one or more directors, either on his own behalf, or derivatively on behalf of the corporation. An individual stockholder may also commence a lawsuit on behalf of himself and other similarly situated stockholders when the requirements for maintaining a class action under Delaware law have been met. Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation to eliminate or limit, and the CompuServe Certificate limits, the personal liability of a director for monetary damages for violations of the director's fiduciary duty, except (i) for any breach of a director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for liability pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

     Under Georgia law, a shareholder may institute a lawsuit against one or more directors, either on his or her own behalf, or derivatively on behalf of the corporation. As noted previously, Georgia law contains a provision allowing a corporation, through a provision in its articles of incorporation, to limit or eliminate the personal liability of a director to the corporation or its shareholders for monetary damages for any action taken, or any failure to take any action, as a director except in certain enumerated circumstances. The WorldCom Articles contain such a provision. No director of WorldCom shall be liable to the corporation or to its shareholders for monetary damages for any action taken, or any failure to take any action, as a director, except for liability (i) for any appropriation, in violation of his or her duties, of any business opportunity of the corporation; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for unlawful distributions; or (iv) for any transaction from which a director received an improper personal benefit.

BUSINESS COMBINATION RESTRICTIONS

     In general, Section 203 of the DGCL prevents an "Interested Stockholder" (defined generally as a person with 15% or more of a corporation's outstanding voting stock, with the exception of any person who owned and has continued to own shares in excess of the 15% limitation since December 23, 1987) from engaging in a Business Combination with a Delaware corporation for three years following the date such person became an Interested Stockholder. The term "Business Combination" includes mergers or consolidations with an Interested Stockholder and certain other transactions with an Interested Stockholder, including, without limitation: (i) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (except proportionately as a stockholder of such corporation) to or with the Interested Stockholder of assets (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of all assets of the corporation or of certain subsidiaries thereof determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; (ii) any

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transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of stock of the corporation or such subsidiary to the Interested Stockholder, except pursuant to certain transfers in a conversion or exchange or a pro rata distribution to all stockholders of the corporation or certain other transactions, none of which increase the Interested Stockholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock; (iii) any transaction involving the corporation or certain subsidiaries thereof which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into stock of the corporation or any subsidiary which is owned by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused directly or indirectly by the Interested Stockholder); or (iv) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation or certain subsidiaries.

     The three-year moratorium may be avoided if: (i) before such person became an Interested Stockholder, the Board of Directors of the corporation approved either the Business Combination or the transaction in which the Interested Stockholder became an Interested Stockholder; or (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held by directors who are also officers of the corporation and by employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or following the date on which such person became an Interested Stockholder, the Business Combination is approved by the Board of Directors of the corporation and authorized at an annual or special meeting of stockholders (not by written consent) by the affirmative vote of the stockholders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     The Business Combination restrictions described above do not apply if, among other things: (i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by the statute; (ii) the corporation by action by the holders of a majority of the voting stock of the corporation approve an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by the statute (effective twelve
(12) months after the amendment's adoption), which amendment shall not be applicable to any business combination with a person who was an Interested Stockholder at or prior to the time of the amendment; or (iii) the corporation does not have a class of voting stock that is (a) listed on a national securities exchange, (b) authorized for quotation on Nasdaq or a similar quotation system; or (c) held of record by more than 2,000 stockholders. The statute also does not apply to certain Business Combinations with an Interested Stockholder when such combination is proposed after the public announcement of, and before the consummation or abandonment of, a merger or consolidation, a sale of 50% or more of the aggregate market value of the assets of the corporation on a consolidated basis or the aggregate market value of all outstanding shares of the corporation, or a tender offer for 50% or more of the outstanding voting shares of the corporation, if the triggering transaction is with or by a person who either was not an Interested Stockholder during the previous three years or who became an Interested Stockholder with Board of Director approval, and if the transaction is approved or not opposed by a majority of the current directors who were also directors prior to any person becoming an Interested Stockholder during the previous three years. CompuServe is subject to the Business Combination restrictions described above. The Board of Directors of CompuServe has approved the CompuServe Merger Agreement and the transactions contemplated by the CompuServe Merger Agreement making the Business Combination restrictions inapplicable to the CompuServe Merger.

     Under Georgia law, Georgia corporations may adopt a provision in their bylaws requiring that Business Combinations be approved by a special vote of the board of directors and/or the shareholders unless certain fair pricing criteria are met. Georgia corporations may also adopt a provision in their articles of incorporation or bylaws which requires that Business Combinations with Interested Shareholders be approved by a super-majority vote. These provisions, neither of which has been adopted by WorldCom, are described below. Also described below is the business combination restriction contained in the WorldCom Articles.

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

     Georgia's fair price statute authorizes a corporation to adopt a bylaw provision which requires special approval by the board of directors and/or shareholders for Business Combinations unless certain fair price criteria are met. Generally, for purposes of this statute, "Business Combinations" are defined to include mergers, sales of 10% or more of the corporation's assets out of the ordinary course of business, liquidations, and certain issuances of securities, involving the corporation and any Interested Shareholder. For purposes of this statute, an "Interested Shareholder" is defined as a person or entity that is the beneficial owner of 10% or more of the voting power of the corporation's voting stock, or a person or entity that is an affiliate of the corporation and, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the then outstanding voting power of the corporation's voting stock. To satisfy Georgia's fair price statute, a Business Combination with an Interested Shareholder must meet one of three criteria: (i) the transaction must be approved unanimously by the "Continuing Directors" (directors who served as directors immediately prior to the date the Interested Shareholder first became an Interested Shareholder and who are not affiliates or associates of the Interested Shareholder or his affiliates), provided that the Continuing Directors constitute at least three members of the board of directors at the time of such approval; (ii) the transaction must be recommended by at least two-thirds of the Continuing Directors and approved by a majority of the votes entitled to be cast by holders of voting shares, excluding shares beneficially owned by the Interested Shareholder or his affiliates who is, or whose affiliate is, a party to the Business Combination; or (iii) the terms of the transaction must meet statutory fair pricing criteria and certain other tests intended to assure that all shareholders receive a fair price and equivalent consideration for their shares regardless of when they sell to the acquiring party.

     Georgia's business combination statute authorizes a "resident domestic corporation" to adopt a bylaw provision which prohibits Business Combinations with Interested Shareholders occurring within five years of the date a person first becomes an Interested Shareholder, unless special approval of the transaction is obtained. For purposes of this statute, Business Combination is defined to include mergers, sales of 10% or more of the corporation's net assets, and certain issuances of securities, all involving the corporation and any Interested Shareholder. Interested Shareholder has the same definition as under the Georgia fair price statute. With limited exceptions, any Business Combination with an Interested Shareholder within five years of the date such person first became an Interested Shareholder requires approval in one of three ways: (i) prior to becoming an Interested Shareholder, the corporation's board of directors must have approved the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder; (ii) the Interested Shareholder must acquire at least 90% of the outstanding voting stock of the corporation (other than shares owned by officers, directors and their affiliates and associates) in the same transaction in which such person becomes an Interested Shareholder; or (iii) subsequent to becoming an Interested Shareholder, such person acquires additional shares resulting in ownership of at least 90% of the outstanding shares (other than shares owned by officers, directors and their affiliates and associates), and obtains the approval of the Business Combination by the holders of a majority of the shares entitled to vote thereon, exclusive of shares held beneficially by the Interested Shareholder, its affiliates (and shares owned by officers, directors and their affiliates and associates).

     The WorldCom Articles contain a provision that requires the approval by the holders of at least 70% of the voting power of the outstanding shares of any class of stock of WorldCom entitled to vote generally in the election of directors as a condition for Business Transactions (defined below) involving WorldCom and a Related Person (defined below) or in which a Related Person has an interest, unless (a) the Business Transaction is approved by at least a majority of WorldCom's Continuing Directors (defined below) then serving on the Board of Directors, but if the votes of such Continuing Directors would have been insufficient to constitute an act of the Board of Directors, then such transaction must have been approved by the unanimous vote of such Continuing Directors so long as there were at least three such Continuing Directors serving on the Board of Directors at the time of such unanimous vote, provided that no such Continuing Director is a Related Person who has an interest in the Business Transaction (other than a proportionate interest as a shareholder of WorldCom), or (b) certain minimum price and procedural requirements are met. A "Business Transaction" is defined to mean: (i) any merger, share exchange or consolidation involving WorldCom or any of its subsidiaries; (ii) any sale, lease, exchange, transfer or other disposition by WorldCom or any of its subsidiaries of more than 20% of its assets; (iii) any sale, lease, exchange, transfer or disposition of more than 20% of the

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

assets of an entity to WorldCom or a subsidiary of WorldCom; (iv) the issuance, sale, exchange, transfer or other disposition by WorldCom or a subsidiary of WorldCom of any securities of WorldCom or any subsidiary in exchange for cash, securities or other properties having an aggregate fair market value of $15.0 million or more; (v) any merger, share exchange or consolidation between WorldCom and any subsidiary of WorldCom in which WorldCom is not the survivor and the charter of the surviving corporation does not contain provisions similar to this provision; (vi) any recapitalization or reorganization of WorldCom or reclassification of its securities which would have the effect of increasing the voting power of a Related Person; (vii) any liquidation, spin off, split off, split up or dissolution of WorldCom; and (viii) any agreement, contract or other arrangement providing for any of the Business Transactions defined or having a similar purpose or effect. A "Related Person" is defined to mean a beneficial owner which, together with its Affiliates and Associates (defined below), beneficially own 10% or more of WorldCom's outstanding voting stock or who had such level of beneficial ownership: (a) at the time of entering into the definitive agreement providing for the Business Transaction; (b) at the time of adoption by the Board of Directors of a resolution approving such transaction; or (c) as of the record date for the determination of shareholders entitled to vote on or consent to the Business Transaction. A "Continuing Director" is a director of WorldCom who either was a member of the Board of Directors on September 15, 1993, or who became a director of WorldCom subsequent to such date and whose election, or nomination for election by the shareholders, was approved by at least a majority of the Continuing Directors then on the Board of Directors. If the votes of such Continuing Directors would have been insufficient to constitute an act of the Board of Directors, then such election or nomination must have been approved by the unanimous vote of the Continuing Directors so long as there were at least three such Continuing Directors on the Board of Directors at the time of such unanimous vote. An "Affiliate" is defined to mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person. An "Associate" is defined to mean: (a) any corporation, partnership or other organization of which such specified person is an officer or partner; (b) any trust or other estate in which such specified person has a substantial beneficial interest or as to which such specified person serves as trustee or in a similar fiduciary capacity; (c) any relative or spouse of such specified person, or any relative of such spouse, who has the same home as such specified person or who is a director or officer of WorldCom or any of its subsidiaries; and (d) any person who is a director, officer or partner of such specified person or of any corporation (other than WorldCom or any wholly owned subsidiary of WorldCom), partnership or other entity which is an Affiliate of such specified person.

DISCLOSURE OF INTERESTS

     Acquirors of shares of CompuServe Common Stock are subject to disclosure requirements under Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder, which provide that any person who becomes the beneficial owner of more than 5% of the issued and outstanding shares of CompuServe Common Stock shall, within 10 days after such acquisition, file a Schedule 13D with the Commission disclosing certain specified information, and send a copy of the
Schedule 13D to CompuServe and to the NASD.

     After the CompuServe Merger, acquirors of WorldCom Common Stock will be required to comply with, among other things, the provisions of Section 13(d) of the Exchange Act and Rule 13d-1 thereunder.

                                 LEGAL MATTERS

     Certain legal and tax matters with respect to the CompuServe Merger will be passed upon for WorldCom by Bryan Cave LLP, St. Louis, Missouri and for CompuServe by Sullivan & Cromwell, New York, New York and Russell P. Austin, Esq., Acting General Counsel and Assistant Secretary of CompuServe. Mr. Austin is also a partner in Arter & Hadden, Columbus, Ohio, which has from time to time performed legal services for CompuServe. Bryan Cave LLP has historically served as principal outside legal counsel to H&R Block and certain of its affiliates.

                                    EXPERTS

     The consolidated financial statements and schedule of WorldCom as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in WorldCom's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and are incorporated herein by reference, in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.

     The consolidated financial statements of MFS as of December 31, 1996 and for the period then ended (See Note 1 to the MFS Consolidated Financial Statements), and for the year ended December 31, 1996, included in WorldCom's Current Report on Form 8-K/A dated August 25, 1996 (filed December 19, 1997) and incorporated by reference into this registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference, in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.

     The consolidated financial statements of MFS as of December 31, 1995 and 1994 and for each of the three and two years in the period ended December 31, 1995, included in WorldCom's Current Report on Form 8-K/A dated August 25, 1996 (filed November 4, 1996 and December 19, 1997) and incorporated by reference into this registration statement, have been incorporated in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given upon the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of UUNET Technologies, Inc. as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, included in WorldCom's Current Report on Form 8-K/A dated August 25, 1996 (filed November 4, 1996) and incorporated by reference into this registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements and the related financial statement schedules incorporated in this prospectus by reference from CompuServe Corporation's Annual Report on Form 10-K/A for the year ended April 30, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements and financial statement schedule of MCI for the year ended December 31, 1996 incorporated in this Proxy Statement/Prospectus by reference to MCI's Annual Report on Form 10-K for the year ended December 31, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                                                      APPENDIX I

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                                H&R BLOCK, INC.,

                             H&R BLOCK GROUP, INC.,

                            COMPUSERVE CORPORATION,

                                 WORLDCOM, INC.

                                      AND

                       WALNUT ACQUISITION COMPANY, L.L.C.

                                  DATED AS OF

                               SEPTEMBER 7, 1997

                               TABLE OF CONTENTS

ARTICLE I -- TERMS OF THE MERGER......................................   I-2
   1.1    The Merger..................................................   I-2
   1.2    Effective Time..............................................   I-2
   1.3    Merger Consideration........................................   I-2
   1.4    Stockholders' Rights Upon Merger............................   I-3
   1.5    Surrender and Exchange of Shares............................   I-3
   1.6    Certificate of Incorporation................................   I-4
   1.7    Bylaws......................................................   I-4
   1.8    Other Effects of Merger.....................................   I-4
   1.9    No Dissenters' Rights.......................................   I-4
   1.10   Additional Actions..........................................   I-4
ARTICLE II -- ASSET TRANSFER; SETTLEMENT OF INTERCOMPANY ACCOUNTS;       I-4
  RELEASE OF CLAIMS...................................................
   2.1    Transfer of Assets..........................................   I-4
   2.2    Intercompany Accounts.......................................   I-5
   2.3    Release of Claims...........................................   I-5
ARTICLE III -- REPRESENTATIONS AND WARRANTIES REGARDING COMPUSERVE....   I-5
   3.1    Organization, Existence and Good Standing...................   I-5
   3.2    CompuServe Capital Stock....................................   I-6
   3.3    Ownership of CompuServe Entities' Capital Stock;               I-6
          Investments.................................................
   3.4    Power and Authority; Non-Contravention; Filing and             I-7
          Consents....................................................
   3.5    CompuServe SEC Documents; Financial Information.............   I-8
   3.6    Subsequent Events...........................................   I-8
   3.7    Legal Proceedings...........................................   I-9
   3.8    Contracts...................................................  I-10
   3.9    Accounts Receivable.........................................  I-11
   3.10   Taxes.......................................................  I-11
   3.11   Employee Benefit Plans; Employment Matters..................  I-12
   3.12   Compliance With Laws; Permits...............................  I-13
   3.13   Patents, Trademarks, Etc....................................  I-13
   3.14   Labor Matters...............................................  I-14
   3.15   Insurance...................................................  I-15
   3.16   Rights Agreement............................................  I-15
   3.17   Commissions and Fees........................................  I-15
   3.18   Vote Required...............................................  I-15
   3.19   Opinion of Financial Advisor................................  I-15
   3.20   Takeover Statutes...........................................  I-15
ARTICLE IV -- REPRESENTATIONS AND WARRANTIES REGARDING H&R BLOCK......  I-15
   4.1    Organization, Existence and Good Standing...................  I-15
   4.2    H&R Block Ownership of Capital Stock........................  I-16
   4.3    Power and Authority; Non-Contravention; Filings and           I-16
          Consents....................................................
   4.4    Taxes.......................................................  I-17
   4.5    Assets and Employees Used in CompuServe's Business..........  I-17
   4.6    Legal Proceedings...........................................  I-17
   4.7    Rights Agreement............................................  I-18
   4.8    Commissions and Fees........................................  I-18
   4.9    Opinion of Financial Advisor................................  I-18
ARTICLE V -- REPRESENTATIONS AND WARRANTIES REGARDING BLOCK GROUP.....  I-18
   5.1    Organization, Existence and Good Standing...................  I-18

   5.2    Block Group Ownership of CompuServe Entities' Capital         I-18
          Stock.......................................................
   5.3    Power and Authority; Non-Contravention; Filings and           I-18
          Consents....................................................
   5.4    Legal Proceedings...........................................  I-19
ARTICLE VI -- REPRESENTATIONS AND WARRANTIES REGARDING WORLDCOM.......  I-19
   6.1    Organization, Existence and Good Standing...................  I-19
   6.2    WorldCom Capital Stock......................................  I-20
   6.3    Power and Authority; Non-Contravention; Filings and           I-20
          Consents....................................................
   6.4    WorldCom SEC Documents; Financial Information...............  I-21
   6.5    Subsequent Material Adverse Change..........................  I-22
   6.6    Legal Proceedings...........................................  I-22
   6.7    Taxes.......................................................  I-22
   6.8    Compliance with Laws in General.............................  I-22
   6.9    Vote Required...............................................  I-22
   6.10   Commissions and Fees........................................  I-23
ARTICLE VII -- REPRESENTATIONS AND WARRANTIES REGARDING WAC...........  I-23
   7.1    Organization, Existence, Good Standing and Ownership          I-23
          Interest....................................................
   7.2    Power and Authority; Non-Contravention......................  I-23
   7.3    Consents and Approvals......................................  I-23
   7.4    Legal Proceedings...........................................  I-24
   7.5    No Contracts or Liabilities.................................  I-24
   7.6    Commissions and Fees........................................  I-24
ARTICLE VIII -- COVENANTS.............................................  I-24
   8.1    Interim Conduct of CompuServe and the CompuServe Entities...  I-24
   8.2    Voting of Shares............................................  I-26
   8.3    No Transfers................................................  I-27
   8.4    Indemnification.............................................  I-27
   8.5    No Contribution.............................................  I-29
   8.6    Meeting of CompuServe Stockholders..........................  I-29
   8.7    Registration Statement; Proxy Statement.....................  I-30
   8.8    Access to Information.......................................  I-31
   8.9    Confidentiality.............................................  I-32
   8.10   HSR Act Compliance, etc.....................................  I-32
   8.11   Public Disclosures..........................................  I-32
   8.12   Resignation of Directors and Officers.......................  I-32
   8.13   Notification of Certain Matters.............................  I-32
   8.14   No Solicitation.............................................  I-33
   8.15   Other Actions...............................................  I-34
   8.16   Cooperation.................................................  I-34
   8.17   CompuServe and CompuServe Entity Employees..................  I-34
   8.18   CompuServe Name.............................................  I-36
   8.19   Affiliate Letters...........................................  I-36
   8.20   Noncompete and Nonsolicitation Agreement....................  I-36
   8.21   Facilities Agreements.......................................  I-36
   8.22   SEC and Stockholder Filings.................................  I-36
   8.23   Takeover Statutes...........................................  I-36
   8.24   Comfort Letters.............................................  I-36
   8.25   Interim Conduct of WorldCom.................................  I-37
   8.26   Stock Options...............................................  I-37
ARTICLE IX -- TAX MATTERS.............................................  I-37
   9.1    Section 338 Election........................................  I-37
   9.2    Tax Indemnification.........................................  I-39

   9.3    Tax Related Adjustments.....................................  I-43
   9.4    Transfer Taxes..............................................  I-43
ARTICLE X -- CONDITIONS TO CLOSING....................................  I-43
  10.1    Mutual Conditions...........................................  I-43
  10.2    Conditions to Obligations of WorldCom and WAC...............  I-44
  10.3    Conditions to Obligations of H&R Block, Block Group and       I-45
          CompuServe..................................................
ARTICLE XI -- TERMINATION, AMENDMENT AND WAIVER.......................  I-46
  11.1    Termination.................................................  I-46
  11.2    Effect of Termination.......................................  I-46
  11.3    Amendment...................................................  I-46
  11.4    Waiver......................................................  I-46
  11.5    Expenses....................................................  I-47
ARTICLE XII -- MISCELLANEOUS..........................................  I-48
  12.1    Representations and Warranties; Survival....................  I-48
  12.2    Notices.....................................................  I-48
  12.3    Governing Law and Dispute Resolution........................  I-49
  12.4    Specific Performance........................................  I-49
  12.5    Severability................................................  I-49
  12.6    Captions....................................................  I-49
  12.7    Entire Agreement............................................  I-49
  12.8    Counterparts................................................  I-49
  12.9    Binding Effect; Assignability...............................  I-50
  12.10   Director and Officer Indemnification........................  I-50
  12.11   No Rule of Construction.....................................  I-50
  12.12   Schedules...................................................  I-50
ARTICLE XIII -- DEFINITIONS...........................................  I-50

                                    EXHIBITS

Exhibit A         Form of Stockholders Agreement
Exhibit B         Form of Standstill Agreement
Exhibit C         Form of Affiliate Letter
Exhibit D         Form of Noncompete/Nonsolicitation Agreement
Exhibit E         Form of Opinions of Counsel to H&R Block, Block Group and
                  CompuServe
Exhibit F         Form of Opinion of Counsel to H&R Block
Exhibit G         Form of Opinions of Counsel to WorldCom
Exhibit H         Form of Opinion of Counsel to WorldCom
Exhibit I         Form of Registration Rights Letter

SCHEDULES OF COMPUSERVE

Schedule 3.1      Organization, Existence and Good Standing
Schedule 3.2      CompuServe Capital Stock
Schedule 3.3(a)   CompuServe Entities' Capital Stock; Investments
Schedule 3.3(b)   CompuServe Entities' Capital Stock; Investments
Schedule 3.5      CompuServe SEC Documents; Financial Information
Schedule 3.6      Subsequent Events
Schedule 3.7      Legal Proceedings
Schedule 3.8(a)   Contracts
Schedule 3.8(b)   Contracts
Schedule 3.8(c)   Contracts (International Distribution Agreements)
Schedule 3.8(d)   Contracts (Network Services Agreements)

Schedule 3.8(e)   Contracts (Government Contracts)
Schedule 3.8(f)   Consents (Waivers and Approvals)
Schedule 3.10     Tax Disclosure
Schedule 3.10(g)  Tax Disclosure (Tax Sharing Agreements)
Schedule 3.11(a) Employee Benefit Plans; Employment Matters (Employee Benefit Plans)
Schedule 3.11(b) Employee Benefit Plans; Employment Matters (Unions; Employment Agreements or Plans Affected by the Agreement)
Schedule 3.12     Compliance with Laws; Permits
Schedule 3.13     Patents, Trademarks, Etc.
Schedule 8.1(c)   Interim Conduct of CompuServe and the CompuServe Entities
Schedule 8.4(b)   General Indemnification by CompuServe and H&R Block
Schedule 8.17     CompuServe Entity Employees
Schedule 8.26     CompuServe Stock Option Payments

SCHEDULES OF H&R BLOCK

Schedule 2.2      Amounts Owed From CompuServe to H&R Block
Schedule 4.2      H&R Block Ownership of CompuServe Entities Capital Stock
Schedule 4.4      H&R Block Tax Returns
Schedule 4.5(a)   Assets Used Principally in CompuServe's Business
Schedule 4.5(b)   Other Assets Used in CompuServe's Business
Schedule 4.6      Legal Proceedings

SCHEDULES OF BLOCK GROUP

Schedule 5.2      Block Group Capital Stock
Schedule 5.4      Legal Proceedings

SCHEDULES OF WORLDCOM

Schedule 6.2      WorldCom Common Shares Agreements
Schedule 6.7      Taxes

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), made and entered into as of the 7th day of September, 1997, by and among H&R BLOCK, INC., a Missouri corporation ("H&R Block"), H&R BLOCK GROUP, INC., a Delaware corporation and a wholly-owned subsidiary of H&R Block ("Block Group"), COMPUSERVE CORPORATION, a Delaware corporation and a majority-owned subsidiary of Block Group ("CompuServe"), WORLDCOM, INC., a Georgia corporation ("WorldCom"), and WALNUT ACQUISITION COMPANY, L.L.C., a Delaware limited liability company which is wholly-owned by WorldCom ("WAC"). All capitalized terms used in this Agreement and not defined in the text hereof have the meanings set forth in Article XIII.

                                  WITNESSETH:

     WHEREAS, the Boards of Directors of H&R Block, Block Group, CompuServe and WorldCom, and the sole member (WorldCom) of WAC each have determined that it is in the best interests of their respective stockholders or member that they enter into this Agreement, which provides for the merger of WAC with and into CompuServe (the "Merger") in accordance with the laws of the State of Delaware and the provisions of this Agreement, and have authorized their respective officers to execute and deliver this Agreement on their behalf;

     WHEREAS, the Board of Directors of CompuServe has determined it is in the best interests of its stockholders to consummate the Merger and has adopted a resolution approving and adopting this Agreement, subject to authorization by resolution of the stockholders of CompuServe;

     WHEREAS, the Board of Directors of H&R Block, as sole stockholder of Block Group, has determined it is in the best interests of its shareholders to consummate the transactions contemplated by this Agreement and has adopted a resolution approving and adopting the Agreement;

     WHEREAS, WorldCom, as the sole member of WAC, has approved this Agreement;

     WHEREAS, as a condition and inducement to WorldCom's and WAC's entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, H&R Block and Block Group are entering into a stockholder's agreement with WorldCom in the form attached hereto as Exhibit A (the "Stockholders Agreement"), pursuant to which, among other things, Block Group has agreed to grant WorldCom an irrevocable option to purchase all of the capital stock of CompuServe held by Block Group, agreed to vote all of its CompuServe Common Shares in favor of the Merger and granted WorldCom an irrevocable proxy to vote such shares;

     WHEREAS, as a condition and inducement to WorldCom's and WAC's entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, H&R Block and Block Group are entering into a standstill agreement in the form attached hereto as Exhibit B (the "Standstill Agreement"), pursuant to which, among other things, H&R Block and Block Group agree to restrictions with respect to the acquisition of WorldCom Common Shares;

     WHEREAS, the parties intend that WorldCom's acquisition of CompuServe through the Merger shall constitute a qualified stock purchase within the meaning of Section 338(d)(3) of the Code; and

     WHEREAS, H&R Block, Block Group, CompuServe, WorldCom and WAC desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement and also to prescribe various conditions to the consummation thereof;

     NOW, THEREFORE, in consideration of the premises, and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto do hereby agree as follows:

                                   ARTICLE I

                              TERMS OF THE MERGER

     1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, the Merger shall be consummated in accordance with the DGCL and the DLLCA. At the Effective Time (as defined in Section 1.2 below), upon the terms and subject to the conditions of this Agreement, WAC shall be merged with and into CompuServe in accordance with the DGCL and the DLLCA and the separate existence of WAC shall thereupon cease, and CompuServe, as the surviving corporation in the Merger (the "Surviving Corporation"), shall continue its corporate existence under the laws of the State of Delaware as a subsidiary of WorldCom. The parties shall prepare and execute a certificate of merger (the "Certificate of Merger") in order to comply in all respects with the applicable requirements of the DGCL and the DLLCA and with the provisions of this Agreement.

     1.2 Effective Time. The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State of Delaware in accordance with the applicable provisions of the DGCL and the DLLCA or at such later time as may be specified in the Certificate of Merger. The Certificate of Merger shall be filed as soon as practicable after all of the conditions set forth in this Agreement have been satisfied or waived by the party or parties entitled to the benefit of the same. WorldCom and CompuServe shall mutually determine the time of such filing and the place where the closing of the Merger (the "Closing") shall occur. The time when the Merger shall become effective is herein referred to as the "Effective Time" and the date on which the Effective Time occurs is herein referred to as the "Closing Date."

     1.3  Merger Consideration.

     (a) (i) Subject to the provisions of this Agreement and any applicable backup or other withholding requirements, each of the CompuServe Common Shares outstanding as of the Effective Time shall be converted into the right to receive, and there shall be paid and issued as hereinafter provided in exchange for each of the CompuServe Common Shares, a fraction of a share of WorldCom Common Stock equal to the Exchange Ratio (defined below), subject to the payment of cash in lieu of any fractional share as provided in Section 1.3(b) (such share of WorldCom Common Stock, together with such cash payment, the "Merger Consideration"). The "Exchange Ratio" shall be determined as follows: (i) if the Average Trading Price of a WorldCom Common Share is greater than or equal to $29.54, the Exchange Ratio shall equal 0.40625; (ii) if the Average Trading Price of a WorldCom Common Share is greater than or equal to $24.00 but less than $29.54, the Exchange Ratio shall equal a fraction (rounded to the nearest hundred-thousandth) determined by dividing $12.00 by the Average Trading Price of a WorldCom Common Share; and (iii) if the Average Trading Price of a WorldCom Common Share is less than $24.00, the Exchange Ratio shall equal 0.5. The Exchange Ratio shall be subject to appropriate adjustment in the event of a stock split, stock dividend or recapitalization after the date of this Agreement applicable to shares of the WorldCom Common Stock or the CompuServe Common Stock.

     (ii) In order to allow the transaction contemplated by this Agreement to constitute a qualified stock purchase under Section 338 of the Code and not a tax-free reorganization, Block Group shall have the right to elect to (x) reduce the aggregate Merger Consideration otherwise payable to Block Group pursuant to the Merger by such number of shares of WorldCom Common Stock the aggregate value of which, based on the Average Trading Price, is equal to $1,100,000, subject to appropriate adjustment in the event of a stock split, stock dividend or recapitalization after the date of this Agreement applicable to shares of the WorldCom Common Stock and not reflected in the Average Trading Price, and (y) in lieu of such shares, receive $1,000,000 in cash.

     (b) No fractional shares of WorldCom Common Stock shall be issued pursuant to the Merger nor will any fractional share interest involved entitle the holder thereof to vote, to receive dividends or to exercise any other rights of a shareholder of WorldCom. In lieu thereof, any Person who would otherwise be entitled to a fractional share of WorldCom Common Stock pursuant to the provisions hereof shall receive an amount in cash equal to the value of such fractional share. The value of such fractional share shall be the product of such fraction multiplied by the Average Trading Price, subject to appropriate adjustment in the event of a stock split, stock dividend or recapitalization after the date of this Agreement applicable to shares of the WorldCom Common Stock and not reflected in the Average Trading Price.

     (c) Each share of CompuServe Common Stock held in the treasury of CompuServe or by a wholly owned subsidiary of CompuServe shall be canceled as of the Effective Time and no Merger Consideration shall be payable with respect thereto.

     (d) Subject to the provisions of this Agreement, at the Effective Time, the interest of WorldCom in WAC outstanding immediately prior to the Merger shall be converted, by virtue of the Merger and without any action on the part of the holder thereof, into one share of the common stock, par value $.01 per share, of the Surviving Corporation (the "Surviving Corporation Common Stock"), which one share of the Surviving Corporation Common Stock shall constitute all of the issued and outstanding capital stock of the Surviving Corporation and shall be owned by WorldCom.

     1.4 Stockholders' Rights upon Merger. Upon consummation of the Merger, the certificates which theretofore represented CompuServe Common Shares (the "Certificates") shall cease to represent any rights with respect thereto, and, subject to applicable law and this Agreement, shall only represent the right to receive the Merger Consideration.

     1.5 Surrender and Exchange of Shares. (a) Prior to the Closing Date, WorldCom shall appoint The Bank of New York or such other entity as may be serving as WorldCom's transfer agent to act as exchange agent (the "Exchange Agent") for the Merger. Promptly after the Effective Time, WorldCom shall make available, or cause to be made available, to the Exchange Agent such certificates evidencing such number of shares of WorldCom Common Stock and such amount of cash, as and when necessary, in order to enable the Exchange Agent to effect the exchange of certificates and make the cash payment required pursuant to Section 1.3(a)(ii) above if elected by Block Group, and the cash payments in respect of fractional shares contemplated by Section 1.3(b) above.

     (b) On the Closing Date, WorldCom shall instruct the Exchange Agent to mail to each holder of record of a Certificate within five Business Days of receiving from CompuServe a list of such holders of record, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as WorldCom may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the Merger Consideration.

     (c) After the Effective Time, each holder of a CompuServe Common Share shall surrender and deliver the Certificates to the Exchange Agent together with a duly completed and executed transmittal letter. Upon such surrender and delivery, the holder shall receive a certificate representing the number of whole shares of WorldCom Common Stock into which such holder's CompuServe Common Shares have been converted pursuant to this Agreement, subject to the cash payment required pursuant to Section 1.3(a)(ii) above if elected by Block Group and the cash payment in lieu of any fractional share contemplated by Section 1.3(b) above. Until so surrendered and exchanged, each outstanding Certificate after the Effective Time shall be deemed for all purposes to evidence only the right to receive that number of whole shares of WorldCom Common Stock into which the CompuServe Common Shares have been converted pursuant to this Agreement, subject to the cash payment required pursuant to Section 1.3(a)(ii) above if elected by Block Group and the cash payment in lieu of any fractional share contemplated by Section 1.3(b) above; provided, however, that no dividends or other distributions, if any, in respect of the shares of WorldCom Common Stock, declared after the Effective Time and payable to holders of record after the Effective Time, shall be paid to the holders of any unsurrendered Certificates until such Certificates are exchanged as provided herein. Subject to applicable law, after the surrender and exchange of Certificates, the record holders thereof will be entitled to receive any such unpaid dividends or other distributions, without interest thereon, which have become payable after the Effective Time with respect to the number of shares of WorldCom Common Stock for which such Certificates were exchangeable. Holders of any unsurrendered Certificates shall not be entitled

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

to vote WorldCom Common Stock or exercise other rights of the holders of WorldCom Common Stock until such Certificates are exchanged pursuant to this Agreement.

     (d) At the Effective Time, the stock transfer books of CompuServe shall be closed, and no transfer of CompuServe Common Shares shall be made thereafter. In the event that, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for shares of WorldCom Common Stock and cash as provided in Section 1.3(a)(ii) if so elected by Block Group and Section 1.3(b) above.

     (e) Neither CompuServe nor WorldCom nor the Exchange Agent shall be liable to any holder of CompuServe Common Shares for any such shares of WorldCom Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar law, rule, regulation, statute, order, judgment or decree.

     1.6 Certificate of Incorporation. At and after the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be identical to the Certificate of Incorporation of CompuServe in effect at the Effective Time (subject to any subsequent amendment).

     1.7 Bylaws. At and after the Effective Time, the Bylaws of CompuServe in effect at the Effective Time shall be the Bylaws of the Surviving Corporation (subject to any subsequent amendment).

     1.8 Other Effects of Merger. The Merger shall have all further effects as specified in the applicable provisions of the DGCL and the DLLCA.

     1.9 No Dissenters' Rights. The holders of the CompuServe Common Shares are not entitled to appraisal rights under the DGCL. H&R Block and CompuServe jointly and severally represent and warrant that the holders of the CompuServe Common Shares are not entitled to appraisal rights under the Certificate of Incorporation of CompuServe.

     1.10 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of WAC or CompuServe or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of WAC or CompuServe, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of WAC or CompuServe, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

                                                  ARTICLE II
     ASSET TRANSFER; SETTLEMENT OF INTERCOMPANY ACCOUNTS; RELEASE OF CLAIMS

     2.1 Transfer of Assets. H&R Block, Block Group and CompuServe agree that, prior to the Closing, any interests, assets or rights owned, leased or held by or in the possession or control of H&R Block or any H&R Block Entity which are principally used in or principally related to the business of CompuServe or any of the CompuServe Entities, whether tangible or intangible, and whether fixed, contingent or otherwise, including contracts, contractual rights, licenses and intellectual property rights, will be transferred and contributed for no additional consideration to CompuServe or such CompuServe Entity as directed by WorldCom; provided, however, that such interests, assets or rights shall not include (x) assets held under any H&R Block employee benefit plans, such as life insurance policies and deferred compensation plans for the benefit of CompuServe Employees, or (y) any other H&R Block insurance policy (except, in the case of clauses (x) and (y), any pre-paid benefits or coverage under insurance policies which inure to CompuServe or any of the CompuServe Entities and coverage with respect to such policies for accrued or past claims or losses). In connection therewith, H&R Block, Block Group and CompuServe agree to use all reasonable efforts to obtain any required consents, approvals or waivers. To the extent that any such interests, assets or rights have not been so contributed to CompuServe or a CompuServe Entity prior to or at the Closing, H&R Block and Block Group

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

shall, and shall cause the other H&R Block Entities to, use all reasonable efforts, including acting after the Closing and to the maximum extent permitted by law as CompuServe's agent, to effectuate such transfer and contribution to CompuServe or such other CompuServe Entity as soon as practicable after the Closing for no additional consideration.

     2.2 Intercompany Accounts. Immediately prior to the Closing, H&R Block and each other H&R Block Entity shall pay CompuServe and each CompuServe Entity all amounts then owing from H&R Block and each other H&R Block Entity to CompuServe and each CompuServe Entity, respectively (including all amounts owed to CompuServe and each CompuServe Entity pursuant to the Tax Sharing Agreement or any other Tax sharing agreement), if any, less all amounts then owing, if any, from CompuServe and such CompuServe Entity to H&R Block and/or a H&R Block Entity. Such payment shall be accomplished without incurrence of any liability for Taxes by CompuServe or any CompuServe Entity (other than Taxes with respect to which H&R Block and Block Group have agreed to and do fully indemnify WorldCom). To the extent that any such amounts have not been paid prior to or at the Closing, H&R Block and any other H&R Block Entity shall, as soon as practicable following the Closing, pay to CompuServe and each CompuServe Entity all such unpaid amounts together with interest thereon as provided by the terms of such obligations. H&R Block and Block Group jointly and severally represent and warrant that, as of July 31, 1997, the aggregate net amount owed by H&R Block and the H&R Block Entities to CompuServe and the CompuServe Entities is set forth on Schedule 2.2 hereto.

     2.3 Release of Claims. Effective as of the Effective Time, H&R Block, for itself and on behalf of each of the H&R Block Entities, releases and forever discharges CompuServe and the CompuServe Entities from any and all claims, demands, proceedings, causes of action, orders, obligations, contracts, agreements, debts, and liabilities whatsoever, that H&R Block or any H&R Block Entity now has, has ever had, or may hereafter have against CompuServe or the CompuServe Entities arising at or prior to the Effective Time or on account of or arising out of any matter, cause, or event occurring at or prior to the Effective Time, including, but not limited to, any rights to indemnification, contribution or reimbursement from CompuServe or any of the CompuServe Entities, and whether or not relating to matters pending on, or asserted after, the Effective Time. Further, H&R Block and each of the H&R Block Entities, as of the Effective Time, irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting, or causing to be commenced, any proceeding of any kind against CompuServe or any of the CompuServe Entities, based upon any matter purported to be released hereby.

                                                 ARTICLE III
              REPRESENTATIONS AND WARRANTIES REGARDING COMPUSERVE

     H&R Block, Block Group and CompuServe, jointly and severally, hereby make the following representations and warranties to WorldCom and WAC:

     3.1 Organization, Existence and Good Standing. CompuServe is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. CompuServe has all necessary corporate power and authority to own, lease, operate and transfer its properties and to conduct its business as currently conducted. Each CompuServe Entity is duly organized, validly existing and, to the extent such concept is applicable under the laws of such jurisdiction, in good standing in its respective jurisdiction of organization, and has all necessary corporate power to own, lease, operate and transfer its properties and carry on its business as currently conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not have a Material Adverse Effect. CompuServe and each CompuServe Entity is duly qualified to do business and, to the extent such concept is applicable in such jurisdictions, is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so duly qualified and in good standing would not have a Material Adverse Effect. CompuServe has made available to WorldCom complete and correct copies of its Certificate of Incorporation and Bylaws and other comparable charter or organizational documents of each CompuServe Entity, in each case as amended to the date of this Agreement. Schedule 3.1 sets forth a complete and accurate list of all CompuServe Entities and

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

their jurisdiction of incorporation or organization and qualification or license, and a description of the interest of CompuServe and any other holder in each such entity.

     3.2 CompuServe Capital Stock. The authorized capital stock of CompuServe consists of (i) 250,000,000 CompuServe Common Shares, of which as of September 3, 1997, 92,600,000 shares were issued and outstanding and no shares were issued and held as treasury shares and (ii) 10,000,000 shares of preferred stock, par value $.01 per share, of which, as of the date of this Agreement, no shares are issued and outstanding and no shares are issued and held as treasury shares. All of the issued and outstanding CompuServe Common Shares are duly authorized, validly issued, fully paid and non-assessable. As of September 5, 1997, options (the "CompuServe Stock Options") to purchase an aggregate of 1,712,411 CompuServe Common Shares (subject to adjustment on the terms set forth in the CompuServe Stock Plans) were outstanding under the 1996 CompuServe Corporation Long-Term Incentive Plan, the CompuServe Corporation 1996 Employee Stock Purchase Plan, the CompuServe 1996 Outside Directors Plan, and the Crystal Club Plan (the "CompuServe Stock Plans"), which are the only existing stock option, purchase or other plans, arrangements or agreements relating to CompuServe Common Shares. Schedule 3.2 sets forth a complete and accurate list of all outstanding CompuServe Stock Options held by current or former CompuServe Employees and directors of CompuServe (including a vesting schedule and the exercise price of each option grant) as of September 5, 1997, and no additional CompuServe Stock Options have been issued or granted since such date. Except as provided in the preceding sentences of this Section 3.2 and except for CompuServe Common Shares issued after September 5, 1997 pursuant to the exercise of CompuServe Stock Options in accordance with their terms, there are no options, preemptive rights, warrants, or similar rights granted by CompuServe in respect of shares of CompuServe capital stock or any other agreements to which CompuServe is a party providing for the issuance or sale by it of any additional securities. Except as set forth on Schedule 3.2 or in the CompuServe SEC Documents, there are no outstanding CompuServe debt securities or other agreements or instruments issued by CompuServe or to which H&R Block, any H&R Block Entity, CompuServe or any CompuServe Entity or, to the knowledge of CompuServe, any other Person is a party, entitling the holders thereof or parties thereto to vote or to direct or otherwise restrict the vote of the holders of CompuServe Common Shares or which are convertible into or exchangeable for capital stock of CompuServe. Except as set forth on Schedule
3.2 or as otherwise provided in this Agreement, neither CompuServe nor any CompuServe Entity, nor to the knowledge of H&R Block, Block Group or CompuServe, any stockholder of CompuServe, is a party to any voting trust, voting agreement, proxy or similar agreement. As of the date of this Agreement, except for an aggregate of 4,000,000 CompuServe Common Shares reserved for issuance upon the exercise of CompuServe Stock Options granted or which may be granted under the CompuServe Stock Plans and an aggregate of 2,500,000 shares of Series A Junior Participating Preferred Stock reserved for issuance under the CompuServe Rights Agreement, there are no shares of authorized capital stock of CompuServe reserved for issuance. There is no liability for or obligations with respect to any dividends, distributions or similar participation interests declared or accumulated but unpaid with respect to any shares of CompuServe capital stock. The CompuServe Common Shares held by Block Group entitle Block Group to exercise 80.13% of the voting power of all of the outstanding CompuServe Common Shares.

     3.3 Ownership of CompuServe Entities' Capital Stock; Investments. (a) CompuServe owns (directly or through one or more CompuServe Entities as set forth on Schedule 3.3(a)), beneficially and (except for de minimis numbers of shares held by nominees as required by the laws of certain foreign jurisdictions) of record, the issued and outstanding shares of capital stock or other securities of or interests in the CompuServe Entities as set forth on
Schedule 3.3(a), all of which shares or other securities or interests are duly authorized, validly issued and outstanding, fully paid and non-assessable, and free and clear of all Liens or Other Encumbrances. As of the date of this Agreement, except as set forth on Schedule 3.3(a), there are no preemptive rights, options, warrants or similar rights granted by CompuServe or any CompuServe Entity in respect of shares of capital stock or other securities of or interests in the CompuServe Entities or any agreements to which CompuServe or any CompuServe Entity is a party providing for the issuance or sale by CompuServe or any CompuServe Entity of capital stock or other securities of or interests in any CompuServe Entity. There are no outstanding debt securities, agreements or interests of any CompuServe Entity, or other instruments issued by or to which CompuServe, or any CompuServe Entity or, to the knowledge of H&R Block, Block Group or CompuServe, any other Person is a party, entitling the holders thereof or parties thereto to vote or to direct or

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

otherwise restrict the vote of the holders of the capital stock or other securities of or interests in any CompuServe Entity or which are convertible into or exchangeable for capital stock or other securities of or interests in any CompuServe Entity. No capital stock or other securities of or interests in any CompuServe Entity are reserved for issuance under any stock plans or otherwise, and there is no liability for or obligations with respect to any dividends, distributions or similar participation rights declared or accumulated but unpaid with respect to any securities or interests of any CompuServe Entity.

     (b) Except for the CompuServe Entities or as set forth on Schedule 3.3(b), CompuServe and the CompuServe Entities do not own, beneficially or otherwise, any shares of capital stock or other securities of or interests in, or any direct or indirect interest of any nature in, any other corporation, partnership, limited liability company, joint venture or other entity.

     3.4 Power and Authority; Non-Contravention; Filings and Consents. (a) CompuServe has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and all agreements and other documents executed and delivered, or to be executed and delivered, by it pursuant to this Agreement and, except for the calling of the CompuServe Stockholders Meeting and the vote of Block Group as the majority stockholder of CompuServe to approve this Agreement, has taken all action required by its Certificate of Incorporation, its Bylaws or otherwise, to duly and validly authorize the execution, delivery and the performance of its obligations under this Agreement and such related documents and the consummation of the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by CompuServe do not and, subject to the receipt of the requisite vote of CompuServe's stockholders as aforesaid, the consummation of the transactions contemplated by this Agreement and such related documents by CompuServe will not
(i) conflict with or violate any provisions of its Certificate of Incorporation or its Bylaws, or (ii) constitute a breach of or default under or result in the creation of any Liens or Other Encumbrances or Tax on or against, any assets, rights or property of CompuServe or any CompuServe Entity or give rise, with or without notice or lapse of time (other than under any of the CompuServe Stock Plans as set forth on Schedule 3.2), to any third-party right of termination, cancellation, material modification or acceleration under any note, bond, mortgage, pledge, lien, lease, agreement, license, commitment or instrument, applicable to CompuServe or any CompuServe Entity, or to which CompuServe or any CompuServe Entity is a party or by which CompuServe or any CompuServe Entity, or any of their respective assets is or are bound, or conflict with or violate any restrictions of any kind to which they are subject, which breach, default, lien, encumbrance, Tax, termination, cancellation, modification or acceleration would have a Material Adverse Effect or which would prevent or materially delay the consummation of the transactions contemplated by this Agreement or otherwise prevent CompuServe from performing its obligations hereunder in any material respect, or (iii) subject to obtaining the consents, approvals, orders, authorizations and registrations, and making the filings described in Section 3.4(b) below, violate any law, order, writ, judgment, award, statute, rule, regulation or decree of any Governmental Entity or arbitrator, which, if violated or accelerated, would have a Material Adverse Effect or which would prevent or materially delay the consummation of the transactions contemplated by this Agreement or otherwise prevent CompuServe from performing its obligations hereunder in any material respect. The execution, delivery and performance of this Agreement have been approved by the Board of Directors of CompuServe. This Agreement has been duly executed and delivered by CompuServe and, assuming this Agreement constitutes a valid and binding obligation of WorldCom and WAC enforceable against such parties in accordance with its terms, constitutes a valid and binding obligation of CompuServe enforceable against CompuServe in accordance with its terms.

     (b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained, made or filed by CompuServe or any CompuServe Entity in connection with the execution and delivery of this Agreement by CompuServe, the consummation by CompuServe of the transactions contemplated by this Agreement, except for (i) filings with and, where required, approval by one or more non-U.S. competition or antitrust regulatory bodies, (ii) the filing with the SEC of (x) the Registration Statement and the CompuServe Proxy Statement and (y) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of states in which CompuServe is qualified

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

to do business, and (iv) such consents, approvals, orders, authorizations, registrations, declarations, or filings the failure of which to be obtained, made or filed would not (A) impair in any material respect the ability of CompuServe to perform its obligations hereunder, (B) prevent or impede, in any material respect, the consummation of the transactions contemplated by this Agreement, or (C) have a Material Adverse Effect.

     3.5 CompuServe SEC Documents; Financial Information. CompuServe has filed with the SEC all reports, proxy statements, forms, and other documents required to be filed therewith (the "CompuServe SEC Documents") prior to the date of this Agreement, and, as of the Closing Date, CompuServe shall have filed with the SEC all CompuServe SEC Documents required to be filed prior thereto. As of their respective dates, (i) the CompuServe SEC Documents complied, and all similar documents filed with the SEC after the date of this Agreement but prior to the Closing will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such CompuServe SEC Documents and similar documents and (ii) none of the CompuServe SEC Documents contained, nor will any similar documents filed after the date of this Agreement but prior to the Closing contain, any untrue statement of a material fact and none of the CompuServe SEC Documents omitted, nor will any similar document filed after the date of this Agreement but prior to the Closing omit, to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements (including any related notes and schedules) of CompuServe included in the CompuServe SEC Documents (including any similar documents filed with the SEC after the date of this Agreement but prior to the Closing) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and have been or will be prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of CompuServe and its consolidated subsidiaries (including all applicable CompuServe Entities) as of the dates thereof and the consolidated results of their operations and cash flows for the periods then-ended (subject, in the case of unaudited statements, to normal year-end audit adjustments consistent with prior years). Nothing in this Section 3.5 shall constitute a representation or warranty by H&R Block, Block Group or CompuServe to the extent that any untrue statement, omission or failure to comply results from information supplied by WorldCom to CompuServe for inclusion in any documents filed by CompuServe with the SEC. Except as set forth on Schedule 3.5 or as disclosed in the CompuServe SEC Documents and the April 30, 1997 consolidated balance sheet included in the CompuServe SEC Documents (the "CompuServe Balance Sheet"), and except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the CompuServe Balance Sheet, neither CompuServe nor any of CompuServe's consolidated subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required by GAAP to be set forth on a consolidated balance sheet of CompuServe and its consolidated subsidiaries or in the notes thereto that are not so included or disclosed and which would reasonably be expected to have a Material Adverse Effect.

     3.6 Subsequent Events. Except as set forth on Schedule 3.6 or disclosed in the CompuServe SEC Documents or as otherwise contemplated hereunder, neither CompuServe nor any CompuServe Entity has since the date of the CompuServe Balance Sheet to the date hereof:

          (a) Suffered any Material Adverse Change;

          (b) Discharged or satisfied any Material Liens or Other Encumbrances, or paid, satisfied or incurred any Material obligation or liability (absolute, accrued, contingent or otherwise) other than (i) liabilities shown or reflected on the CompuServe Balance Sheet or (ii) liabilities incurred since the date of the CompuServe Balance Sheet in the ordinary course of business, the discharge, satisfaction or incurrence of which would not have a Material Adverse Effect;

          (c) Increased or established any reserve for Taxes or any other liability on its books or otherwise provided therefor which, if paid in full, would have a Material Adverse Effect;

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

          (d) Mortgaged, pledged or subjected to any Liens or Other Encumbrances, any of their assets, tangible or intangible, which event would, individually or in the aggregate, cause a Material Adverse Effect;

          (e) Sold or transferred any of the assets of CompuServe or any CompuServe Entity other than in the ordinary course of business and consistent with past practice or canceled any debts or claims or waived any rights Material to CompuServe or any CompuServe Entity;

          (f) Granted any general or uniform increase in the rates of pay of employees or any increase in compensation payable or to become payable by CompuServe or any CompuServe Entity to any director, officer or employee, consultant or agent of CompuServe or any CompuServe Entity (other than increases in the ordinary course consistent with past practice), or by means of any bonus or pension plan, or similar contract or agreement, increased the compensation of any director, officer or employee (other than increases in the ordinary course consistent with past practice);

          (g) Except for this Agreement and any other agreement executed and delivered pursuant to this Agreement, entered into any Material transaction other than in the ordinary course of business or expressly permitted under other provisions hereof;

          (h) Issued, sold, transferred, pledged, disposed of or encumbered any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or interest in or securities of any kind to acquire, any shares of capital stock of any class of or interest in or securities of CompuServe or any CompuServe Entity, other than shares issued upon the exercise of CompuServe Stock Options in accordance with the terms of such CompuServe Stock Options existing on the date of exercise;

          (i) Made capital commitments which in the aggregate were in excess of the amounts contemplated in CompuServe's May 23, 1997 business plan for fiscal 1998 as furnished to WorldCom;

          (j) Taken any action to (a) amend its Articles of Incorporation or Certificate of Incorporation, as the case may be, or Bylaws or similar organizational documents; (b) declare, set aside or pay any dividend or other distribution with respect to capital stock payable in cash, stock, securities or property other than dividends paid by CompuServe's wholly owned subsidiaries to CompuServe or another of CompuServe's wholly owned subsidiaries; or (c) except pursuant to the Employee Stock Purchase Plan and the Crystal Club Plan, redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock or any interest in or securities of CompuServe or any CompuServe Entity;

          (k) Adopted a plan of complete or partial liquidation, dissolution, merger, consolidation, share exchange, restructuring, recapitalization or other reorganization of CompuServe or any CompuServe Entity;

          (l) Changed in any material respect its Tax or accounting methods, principles or practices (including any changes in depreciation or amortization policies or rates or any changes in any assumptions underlying any method of calculating reserves), other than as required by a change in GAAP or other applicable law; or

          (m) Entered into any agreement, contract, commitment or arrangement to take any of the actions contemplated in the foregoing clauses (a) through
     (l), or authorized, recommended, proposed or announced an intention to take any such action.

     3.7 Legal Proceedings. Except as set forth on Schedule 3.7, or disclosed in the CompuServe SEC Documents, there is no action, suit, claim, demand, proceeding or investigation pending, or to the knowledge of CompuServe, threatened against CompuServe or any of the CompuServe Entities or affecting the consummation of the transactions contemplated by this Agreement which, if resolved adversely to CompuServe or any of the CompuServe Entities, would have a Material Adverse Effect or which could prevent or materially delay the consummation of the transactions contemplated by this Agreement. Except as set forth on Schedule 3.7, there are no Material judgments, decrees, injunctions or orders of any Governmental Entity or arbitrator against CompuServe or any of the CompuServe Entities.

     3.8 Contracts. (a) CompuServe and the CompuServe Entities have made available to WorldCom or, in the case of certain customer contracts, WorldCom's counsel true and complete copies of all outstanding contracts, intellectual property licenses, leases, agreements and arrangements which are Material. Except as otherwise disclosed on Schedule 3.8(a), all of such contracts, leases, intellectual property licenses, agreements and arrangements are valid, binding and enforceable in accordance with their terms (assuming the other parties thereto are bound, as to which none of H&R Block, Block Group or CompuServe has any reasonable basis to believe otherwise) and in full force and effect, except where any such invalidity or failure to be binding, enforceable or in full force and effect would not have a Material Adverse Effect. Except as otherwise indicated on Schedule 3.8(a), neither CompuServe nor any CompuServe Entity is, and to the knowledge of CompuServe, no other party to such contracts, leases, licenses, agreements and arrangements is in default thereunder, and no event has occurred which, with or without the lapse of time or the giving of notice or both, would constitute a default thereunder, except in each case for defaults as would not have, individually, or in the aggregate, a Material Adverse Effect.

     (b) Except as set forth on Schedule 3.8(b) and except for contracts which may be canceled by CompuServe or any CompuServe Entity party thereto within 30 days without penalty, there are no contracts to which CompuServe or any of the CompuServe Entities is a party or by which CompuServe or any of the CompuServe Entities is bound which: (i) provide for ongoing obligations with respect to any or all of the Online Services Business or the network services business or any other business of CompuServe and the CompuServe Entities after December 31, 2000; (ii) are network services customer, lease or other agreements containing change of control or anti-assignment provisions granting to another party or other parties thereto the right to terminate such agreements or take other action adverse to CompuServe or any of the CompuServe Entities upon or following the transactions contemplated by this Agreement which termination or adverse action would have a Material Adverse Effect; or (iii) purport to limit CompuServe or any of the CompuServe Entities from providing any service in any jurisdiction, whether under the CompuServe name or otherwise, or grant any exclusive geographic, segment or other rights to any third-party, except where the existence of which after the Closing would not have a Material Adverse Effect on CompuServe.

     (c) CompuServe and the CompuServe Entities have made available to WorldCom true and complete copies of all agreements material to the relationship of CompuServe or any of the CompuServe Entities with international distributors, including those certain license and distributorship agreements with international distributors into which CompuServe, a CompuServe Entity or, to the knowledge of CompuServe, licensees thereof, have entered (collectively, the "International Distribution Agreements"). Each International Distribution Agreement is valid, binding and enforceable in accordance with its terms (assuming the other parties thereto are bound, as to which none of H&R Block, Block Group or CompuServe has any reasonable basis to believe otherwise) and in full force and effect, except where any such invalidity or failure to be binding, enforceable or in full force and effect would not have a Material Adverse Effect. Except as set forth on Schedule 3.8(c), to the knowledge of CompuServe, no party to any International Distribution Agreement is in violation of the terms and provisions of any such agreement, except for violations which would not have a Material Adverse Effect.

     (d) CompuServe and the CompuServe Entities have made available to WorldCom true and complete copies of the 40 largest (based upon annualized revenue as estimated by CompuServe) contracts and agreements with customers of the network services business of CompuServe and the CompuServe Entities (the "Network Services Agreements"). To the knowledge of CompuServe, each Network Services Agreement is valid, binding and enforceable in accordance with its terms (assuming the other parties thereto are bound, as to which none of CompuServe, Block Group or H&R Block has any reasonable basis to believe otherwise) and in full force and effect, except where any such invalidity or failure to be binding, enforceable or in full force and effect would not have a Material Adverse Effect. To the knowledge of CompuServe, and except as set forth in
Schedule 3.8(d), no party to any such Network Services Agreement is in violation of the terms and provisions thereof, except for violations which would not have a Material Adverse Effect.

     (e) Schedule 3.8(e) contains a list of each contract between CompuServe or any of the CompuServe Entities and a Governmental Entity which is to be performed by or through CompuServe or a CompuServe Entity and which accounted for at least 5% of the network services revenues of CompuServe during the

12-month period ended April 30, 1997 (the "Government Contracts"), true and complete copies of which have been made available to WorldCom. To the knowledge of CompuServe, Block Group or H&R Block, all Government Contracts have been legally awarded and are binding on the parties thereto and are not currently the subject of protest proceedings, except as would not have a Material Adverse Effect.

     (f) Except as set forth on Schedule 3.8(f), no notice, consent, waiver or approval is contemplated by or required to or from any party to the contracts, intellectual property licenses, leases, agreements and arrangements listed on Schedules 3.8(a) through 3.8(e) in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

     3.9 Accounts Receivable. Since the date of the CompuServe Balance Sheet, neither CompuServe nor any CompuServe Entity has materially changed any principle or practice with respect to the recordation of accounts receivable or the calculation of reserves therefor, or any material collection, discount or write-off policy or procedure except as required by GAAP or statutory accounting principles.

     3.10 Taxes. Except as disclosed in the CompuServe SEC Documents or as set forth on Schedule 3.10:

          (a) All federal, state, local and foreign Tax Returns required to be filed by or on behalf of CompuServe or any CompuServe Entity have been timely filed or requests for extension have been timely filed and any such extension has been granted and has not expired, and all such filed Tax Returns are accurate and complete in all material respects, except for such failures to be complete and accurate as would not, individually or in the aggregate, have a Material Adverse Effect;

          (b) All Taxes required to be paid (including all required estimated Tax payments and with respect to Taxes required to be withheld) by CompuServe and any CompuServe Entity have been paid in full or adequately reserved in accordance with GAAP on the consolidated financial statements of CompuServe, other than any failure to pay or reserve for as would not have a Material Adverse Effect;

          (c) As of the date hereof, there is no outstanding Tax audit, inquiry or assessment (and no written notice of any such audit or inquiry has been received) with respect to CompuServe or any CompuServe Entity that would have a Material Adverse Effect;

          (d) There are no waivers of the statute of limitations for the assessment or payment of any Tax by CompuServe or any CompuServe Entity that would be material to CompuServe and the CompuServe Entities, taken as a whole, their Online Services Business or their network services business;

          (e) Neither CompuServe nor any CompuServe Entity has made any payment(s), is obligated to make any payment(s) or is a party to any agreement that could obligate it to make any payment(s) that, whether as a result of the Merger or otherwise, would not be deductible under Code
     Section 280G or would constitute compensation in excess of the limitation set forth in Code Section 162(m);

          (f) Neither CompuServe nor any CompuServe Entity has executed or entered into any closing agreement under Code Section 7121 (or any similar provision of state, local or foreign law) or has agreed to make any adjustment to its income or deductions pursuant to Code Section 481(a) (or similar provision of state, local or foreign law), in either case that could affect its Tax liability after the Closing Date to any material extent;

          (g) Except as disclosed in Schedule 3.10(g), neither CompuServe nor any CompuServe Entity is a party to a tax sharing, tax indemnity or similar agreement (whether or not in writing);

          (h) There are no Liens or Other Encumbrances with respect to Taxes upon any of the assets or properties of CompuServe or any of the CompuServe Entities, other than with respect to Taxes not yet due and payable;

          (i) Neither CompuServe nor any CompuServe Entity has been a member of an affiliated group (within the meaning of the Code) filing a consolidated federal income Tax Return other than a group the common parent of which is H&R Block; and

          (j) CompuServe is and will be as of the Closing Date a member of H&R Block's selling consolidated group as defined in Treasury Regulation
     Section 1.338(h)(10)-1(c)(3) and upon making a Section 338(h)(10) election will be a Section 338(h)(10) target within Treasury Regulation Section 1.338(h)(10)-1(c)(1).

     3.11 Employee Benefit Plans; Employment Matters. (a) Except as set forth on Schedule 3.11(a), neither CompuServe nor any CompuServe Entity has established or maintains or is obligated to make contributions to or under or otherwise participates in with respect to any current or former employee, director, officer or agent of CompuServe or any of the CompuServe Entities: (i) any stock option, restricted stock, stock appreciation rights, bonus or other type of incentive compensation plan, program, agreement or arrangement; (ii) any severance, pension, profit-sharing, thrift or savings, retirement, deferred compensation, employee stock ownership, employee stock purchase or supplemental executive retirement plan, agreement or arrangement, including, but not limited to, those described in Section 3(2) of the ERISA; (iii) any life insurance, death benefit, health and hospitalization, disability, cafeteria or Section 125, employee assistance, education or tuition assistance, vacation benefit or fringe benefit plan, or other employee benefit plan, program, agreement or arrangement, including, but not limited to, those described in Section 3(1) of ERISA; or (iv) any grantor trust to provide funding for non-tax-qualified employee benefits or compensation. Except as disclosed on Schedule 3.11(a), all such plans listed on
Schedule 3.11(a) in which United States-based employees participate (collectively, the "CompuServe Benefit Plans") have been operated and administered in all material respects in accordance with all applicable laws, rules and regulations, including, but not limited to ERISA and the Code (and any similar statute of a state or other jurisdiction, domestic or foreign, if applicable). With respect to each CompuServe Benefit Plan, CompuServe and the CompuServe Entities have made available to WorldCom the following (to the extent they exist with respect to such CompuServe Benefit Plan): (i) the document(s) governing such plan, including, if applicable, the plan document, the trust agreement, any insurance contract, administrative services agreement, investment manager agreement, and any amendments thereto; (ii) the two most recent annual reports of such plan on the appropriate IRS Form 5500-series form; (iii) the financial statements of the plan for the two most recent plan years, and if applicable, actuarial valuation or other actuarial reports for the plan for the two most recent plan years; (iv) the most recent summary plan description for the plan and any subsequent summary of material modifications; (v) the most recent ruling letter with respect to the tax-exempt status of any voluntary employee's beneficiary association under Section 501(c)(9) of the Code which is implementing such plan; and (vi) for each plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent IRS determination or opinion letter. Except as disclosed on Schedule 3.11(a), and except as would not have a Material Adverse Effect, no act or failure to act by CompuServe or any of the CompuServe Entities (i) has resulted in a "prohibited transaction" (as defined in ERISA) with respect to the CompuServe Benefit Plans that is not subject to a statutory or regulatory exception; or (ii) has resulted or could reasonably be expected to result in the imposition of any Tax, penalty or other liability in any material amount on CompuServe or any of the CompuServe Entities pursuant to any provision of the Code or ERISA or any other applicable law. No CompuServe Benefit Plan is subject to Title IV of ERISA; and no circumstance exists or will exist as a result of the consummation of the transactions contemplated by this Agreement that could result in the existence of any Liens or Other Encumbrances on the property of CompuServe or any of the CompuServe Entities under the provisions of Title IV of ERISA (other than one or more Liens or Other Encumbrances that are disclosed in Schedule 3.11(a) and would not have a Material Adverse Effect). Neither CompuServe nor any CompuServe Entity has previously made, is currently making, or is obligated in any way to make, any contributions to any multi-employer plan within the meaning of Section 3(37) of ERISA. CompuServe and each CompuServe Entity has made all contributions or payments required under the terms of or in connection with all CompuServe Benefit Plans or has properly reserved for such amounts on the CompuServe Balance Sheet. Except as disclosed on Schedule 3.11(a) no CompuServe Benefit Plan provides health and hospitalization or other medical or life insurance benefits to terminated or retired employees or independent contractors (other than benefits mandated by applicable law). Except as set forth on Schedule 3.11(a), neither CompuServe nor any CompuServe Entity has any obligation or commitment (formal or informal) to create any new benefit plan or program, or to amend any existing CompuServe Benefit Plan to increase the benefits thereunder. CompuServe and each CompuServe Entity is in compliance with all requirements applicable to any retirement or other employee benefit plan maintained for its non-United States employees other than any failures to comply that would not individually or in the aggregate have a Material Adverse Effect, and there is no material unfunded liability with respect to any such plan which is not properly reflected in or reserved for in the CompuServe Balance Sheet.

     (b) Except as set forth on Schedule 3.11(b) or Schedule 8.17, neither CompuServe nor any CompuServe Entity is a party to any oral or written (i) union, guild or collective bargaining agreement which covers employees in the United States (nor is CompuServe or H&R Block aware of any union organizing activity currently being conducted in respect to any of CompuServe's or any CompuServe Entity's employees), (ii) agreement with any director, officer, employee or agent the material benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction of the nature contemplated by this Agreement or which provides for any payment or payments (including any severance, unemployment compensation, golden parachute, bonus or otherwise) of more than an aggregate of $50,000 to such officer or employee upon such occurrence, or (iii) agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or with respect to vesting, will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement.

     (c) Neither any of the companies with which CompuServe is a member of a "controlled group" within the meaning of Section 1563(a) of the Code nor any administrator or fiduciary of any employee benefit plan adopted by a member of such controlled group (or any agent of any of the foregoing) has engaged in any transaction or acted or failed to act in a manner which is reasonably likely to subject WorldCom to any material liability (to individuals, the IRS, the Pension Benefit Guaranty Corporation, or any other party) for breach of fiduciary duties, accumulated funding deficiencies, termination or other liability under ERISA, the Code, or any other applicable laws.

     3.12 Compliance with Laws; Permits. (a) Except as disclosed in the CompuServe SEC Documents or on Schedule 3.12, neither CompuServe nor any CompuServe Entity has violated, failed to comply with or acted or failed to act in any material respect so as to incur liability under any federal, state, local or foreign law, regulation or ordinance, judgment, decree or order relating to its business, operations, properties or assets including the Occupational Safety and Health Act, the Americans with Disabilities Act, export control laws, and any Environmental Laws, except where a violation, action or failure to act would not have a Material Adverse Effect, and no notice of any pending investigation or violation of, non-compliance with or alleged liability under, any such law, regulation, ordinance, judgment, decree or order has been received by H&R Block, any H&R Block Entity, CompuServe or any CompuServe Entity which, if it were determined that a violation had occurred, would have a Material Adverse Effect.

     (b) CompuServe and each CompuServe Entity possess all Governmental Authorizations necessary to enable it to conduct its business as presently conducted, except for those Governmental Authorizations the failure to possess which would not have a Material Adverse Effect. All such Governmental Authorizations are valid and in full force and effect, except for those authorizations the failure of which to be valid and in full force and effect would not have a Material Adverse Effect. CompuServe and each CompuServe Entity is, and at all times since May 1, 1995 has been, in compliance with the terms and requirements of each such Governmental Authorization, except where the failure to be so in compliance would not have a Material Adverse Effect. Since May 1, 1995, neither CompuServe nor any CompuServe Entity has received any notice or other communication from any Governmental Entity asserting (a) any violation of or failure to comply with any term or requirement of any Governmental Authorization, or (b) any revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization, except where any such violation, failure to comply, revocation, withdrawal, suspension, cancellation, termination or modification would not have a Material Adverse Effect.

     3.13 Patents, Trademarks, Etc. (a) Except as disclosed on Schedule 3.13 hereto, CompuServe and the CompuServe Entities own, free and clear of all Liens or Other Encumbrances, and have the exclusive right to use, sell, license or dispose of or otherwise has rights to use, such patents, copyrights, trademarks, service marks, and applications and registrations therefor, and trade names, trade secrets, customer lists, proprietary technology processes and formulae, source code, object code, know-how, inventions, other confidential and proprietary information, and other intellectual property rights as are necessary to permit CompuServe and the CompuServe Entities to carry on their business as currently conducted (the "CompuServe Rights"), except for failures to own free and clear, license to use or otherwise have sufficient rights to use as would not have a Material Adverse Effect. Schedule 3.13 sets forth all registered patents, copyrights, trademarks and service marks of CompuServe and the CompuServe Entities included in the CompuServe Rights, all of which are in full force and effect and are not subject to any Taxes or maintenance fees, except as set forth on Schedule 3.13 or except where the failure to be in full force or effect or to be so subject would not have a Material Adverse Effect. Except as set forth on Schedule 3.13, neither CompuServe nor any of the CompuServe Entities has licensed or granted to anyone the right to use the name "CompuServe" or any other name associated with or used by CompuServe or the CompuServe Entities. Except as set forth on Schedule 3.13,
(i) neither CompuServe nor any of the CompuServe Entities has licensed or granted to anyone rights of any nature to use any CompuServe Rights that would limit the exercise of such CompuServe Rights by CompuServe or any of the CompuServe Entities against such licensee or grantee if such licensee or grantee were to use the property protected by such CompuServe Rights in direct or potential competition with CompuServe or the CompuServe Entities or that would limit CompuServe or any of the CompuServe Entities from using, selling, licensing or disposing of the CompuServe Rights in any market or geographic region, including in direct competition with any licensee of such CompuServe Rights in such geographic region; and (ii) neither CompuServe nor any of the CompuServe Entities is obligated or pays royalties, fees or other payments to anyone for use of any individual CompuServe Right in an amount exceeding $2,000,000 annually; and (iii) neither CompuServe nor any of the CompuServe Entities has received notice from any third party, to the knowledge of CompuServe, that any of the CompuServe Rights or any services or products marketed or sold by CompuServe or any of the CompuServe Entities violates any intellectual property right of a third party, except for such violations as would not have a Material Adverse Effect; and (iv) to the knowledge of CompuServe, none of the CompuServe Rights or any services or products marketed or sold by CompuServe or any of the CompuServe Entities violates any intellectual property rights of any third parties, except for such violations as would not have a Material Adverse Effect. To the knowledge of CompuServe, there exists no infringement by any third party of any of the CompuServe Rights that would have a Material Adverse Effect and there is no pending or, to the knowledge of CompuServe threatened claim or litigation against CompuServe or any of the CompuServe Entities contesting its use of any of the CompuServe Rights, asserting the misuse of any of the CompuServe Rights, or asserting the infringement or other violation of any rights of a third party, nor, to the knowledge of CompuServe, is there any reasonable basis for any such claim, where, in any such case, individually or in the aggregate, such infringement, claim or litigation would have a Material Adverse Effect.

     (b) All copyrightable works, inventions and know-how conceived by employees or independent contractors of CompuServe or any CompuServe Entity within the scope of their employment or retention, as the case may be, and related to the business of CompuServe or any CompuServe Entity were and are "works for hire" or if they were or are not, then all right, title, and interest therein were transferred and assigned to, or vested in, CompuServe or any CompuServe Entity, except where the failure to be "works for hire" or to have been so transferred assigned or vested would not have a Material Adverse Effect.

     (c) Except as set forth on Schedule 3.13, the consummation of the transactions contemplated by this Agreement will not alter, impair or extinguish any of the CompuServe Rights, the alteration, impairment or extinguishing of which would have a Material Adverse Effect. Except as set forth on Schedule 3.13, upon the consummation of the transactions contemplated hereby, CompuServe or a CompuServe Entity will own, free and clear of all Liens or Other Encumbrances, and have the exclusive right to use, sell, license or dispose of or otherwise will have rights to use, the CompuServe Rights, except for such exceptions as would not have a Material Adverse Effect and except for such CompuServe Rights that will expire or terminate by their terms prior to the consummation of the transactions contemplated by this Agreement.

     3.14 Labor Matters. Neither CompuServe nor any CompuServe Entity is the subject of any proceeding (a) asserting that CompuServe or a CompuServe Entity has committed an unfair labor practice or (b) seeking to compel CompuServe or any of the CompuServe Entities to bargain with a labor union or labor organization, and there are no pending or, to the knowledge of CompuServe, threatened, nor has there been for the past five (5) years any, labor strike, dispute, walkout, work stoppage, slow-down or lockout involving CompuServe or any of the CompuServe Entities, except in each case as did not or would not have a Material Adverse Effect.

     3.15 Insurance. Each of CompuServe and the CompuServe Entities has obtained and maintains in full force and effect insurance with responsible and reputable insurance companies or associations in such amounts, on such terms and covering such risks, including fire and other risks insured against by extended coverage, as is reasonably deemed necessary by CompuServe, and each has maintained in full force and effect public liability insurance, insurance against claims for personal injury or death or property damage occurring in connection with the activities of CompuServe or the CompuServe Entities or any properties owned, occupied or controlled by CompuServe, or the CompuServe Entities, except for failures to obtain or maintain as would not have a Material Adverse Effect.

     3.16 Rights Agreement. CompuServe has effected an amendment to the CompuServe Rights Agreement with the effect that (a) (i) neither WorldCom nor WAC will be deemed to be an "Acquiring Person" (as defined in the CompuServe Rights Agreement), (ii) neither the "Shares Acquisition Date" nor the "Distribution Date" (each as defined in the CompuServe Rights Agreement) will be deemed to occur, and (iii) the "Rights" (as defined in the CompuServe Rights Agreement) will not separate from the CompuServe Common Shares, in any such event as a result of the execution, delivery or performance of this Agreement, the Stockholders Agreement or any other agreement provided for herein or therein or the taking of any action provided for herein or therein; and (b) effective upon the Effective Time, the CompuServe Rights Agreement will terminate and the Rights shall be of no further force or effect.

     3.17 Commissions and Fees. Except for fees payable to Goldman, Sachs & Co. pursuant to the terms of the letter agreement between CompuServe and Goldman, Sachs & Co., the amount of and payment schedule for which have been communicated to WorldCom, there are no claims for brokerage commissions, investment bankers' fees or finder's or similar fees in connection with the transactions contemplated by this Agreement and the Stockholders Agreement which may be now or hereafter asserted against WorldCom, WAC, CompuServe or any of the CompuServe Entities resulting from any action taken by CompuServe, any CompuServe Entity, H&R Block or any H&R Block Entity or their stockholders, directors, officers, employees or agents.

     3.18 Vote Required. The affirmative vote of the holders of a majority of the CompuServe Common Shares (Block Group being the majority stockholder of CompuServe) is the only vote of the holders of any class or series of CompuServe's capital stock necessary to approve and adopt this Agreement and consummate the transactions contemplated by this Agreement.

     3.19 Opinion of Financial Advisor. CompuServe has received the written opinion of its financial advisors, Goldman, Sachs & Co., to the effect that, as of the date hereof, the Exchange Ratio is fair to the holders of CompuServe Common Shares, other than H&R Block.

     3.20 Takeover Statutes. The Board of Directors of CompuServe has taken all necessary actions so that the restrictions contained in Section 203 of the DGCL will not apply to the execution, delivery or performance of this Agreement or the Stockholders Agreement by CompuServe, H&R Block, WorldCom or WAC or the consummation of the Merger and the transactions contemplated hereby or thereby.

                                   ARTICLE IV

               REPRESENTATIONS AND WARRANTIES REGARDING H&R BLOCK

     H&R Block hereby makes the following representations and warranties to WorldCom and WAC:

     4.1 Organization, Existence and Good Standing. H&R Block is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri and has all necessary corporate power and authority to own, lease, operate and transfer its properties and to conduct its business as currently conducted. H&R Block has made available to WorldCom complete and correct copies of its Restated Articles of Incorporation and Bylaws as amended to the date of this Agreement.

     4.2 H&R Block Ownership of Capital Stock. H&R Block owns, beneficially and of record, the issued and outstanding shares of capital stock or other securities of or interests in Block Group, all of which shares or other securities or interests are duly authorized, validly issued and outstanding, fully paid and nonassessable, and free and clear of all Liens or Other Encumbrances. As of the date of this Agreement, except as set forth on Schedule 4.2, there are no pre-emptive rights, options, warrants or similar rights granted by H&R Block or any H&R Block Entity in respect of shares of capital stock or other securities of or interests in CompuServe or the CompuServe Entities or any agreements to which H&R Block or any H&R Block Entity is a party providing for the issuance or sale by H&R Block or a H&R Block Entity of capital stock or other securities of or interests in CompuServe or any CompuServe Entity.

     4.3 Power and Authority; Non-Contravention; Filings and Consents. (a) H&R Block has full corporate power and authority to execute, deliver and perform its obligations under this Agreement, the Stockholders Agreement, and the Standstill Agreement and all agreements and other documents executed and delivered, or to be executed and delivered, by it pursuant to this Agreement, the Stockholders Agreement, and the Standstill Agreement and has taken all action required by law, its Articles of Incorporation, its Bylaws or otherwise, to duly and validly authorize the execution, delivery and performance of this Agreement, the Stockholders Agreement, and the Standstill Agreement and such related documents and the consummation of the transactions contemplated hereby and thereby. The execution and delivery of, and the performance of its obligations under, this Agreement, the Stockholders Agreement, and the Standstill Agreement by H&R Block do not and the consummation of the transactions contemplated by this Agreement, the Stockholders Agreement, and the Standstill Agreement will not (i) conflict with or violate any provisions of the Restated Articles of Incorporation or Bylaws of H&R Block; or (ii) constitute a breach of or default under or result in the creation of any Liens or Other Encumbrances or Tax on or against, any assets, rights or property of H&R Block, CompuServe or any of the CompuServe Entities or give rise, with or without notice or lapse of time, to any third-party right of termination, cancellation, material modification or acceleration under any note, bond, mortgage, pledge, lien, lease, agreement, license, commitment or instrument, applicable to H&R Block, CompuServe or any of the CompuServe Entities, or to which H&R Block, CompuServe or any of the CompuServe Entities is a party or by which H&R Block, CompuServe or any of the CompuServe Entities or any of their respective assets is or are bound, or conflict with or violate any restrictions of any kind to which they are subject, which breach, default, lien, encumbrance, Tax, termination, cancellation, modification or acceleration would have a Material Adverse Effect on CompuServe or which would prevent or materially delay the consummation of the transactions contemplated by this Agreement, the Stockholders Agreement, and the Standstill Agreement or otherwise prevent H&R Block from performing its obligations hereunder or thereunder in any material respect; or (iii) subject to obtaining the consents, approvals, orders, authorizations and registrations, and making the filings described in Section 4.2(b) below, violate any law, order, writ, judgment, award, statute, rule, regulation or decree of any Governmental Entity or arbitrator, which, if violated or accelerated, would have a Material Adverse Effect on CompuServe or which would prevent or materially delay the consummation of the transactions contemplated by this Agreement, the Stockholders Agreement, and the Standstill Agreement or otherwise prevent H&R Block from performing its obligations hereunder or thereunder in any material respect. The execution, delivery and performance of this Agreement, the Stockholders Agreement, and the Standstill Agreement have been approved by the Board of Directors of H&R Block. This Agreement, the Stockholders Agreement, and the Standstill Agreement have been duly executed and delivered by H&R Block and, assuming this Agreement, the Stockholders Agreement, and the Standstill Agreement constitute valid and binding obligations of WorldCom, enforceable against WorldCom in accordance with their respective terms, constitute valid and binding obligations of H&R Block, enforceable against H&R Block in accordance with their respective terms.

     (b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained, made or filed by H&R Block in connection with the execution and delivery of this Agreement, the Stockholders Agreement, and the Standstill Agreement by H&R Block or the performance by H&R Block of its obligations hereunder, except for (i) the filing of a premerger notification and report form by H&R Block under the HSR Act, (ii) filings with and, where required, approval by one or more non-U.S. competition or antitrust regulatory bodies, (iii) the filing with the SEC of such reports under the Exchange Act, as may be required in connection with this Agreement, the Stockholders Agreement, and the Standstill Agreement and the transactions contemplated by this Agreement hereby and thereby, and (iv) such consents, approvals, orders, authorizations, registrations, declarations, or filings the failure of which to be obtained, made or filed would not (A) impair in any material respect the ability of H&R Block to perform its obligations hereunder,
(B) prevent or impede, in any material respect, the consummation of the transactions contemplated by this Agreement, the Stockholders Agreement, and the Standstill Agreement, or (C) have a Material Adverse Effect on CompuServe.

     4.4 Taxes. Except as disclosed in the H&R Block SEC Documents or as or set forth on Schedule 4.4:

          (a) All federal, state, local and foreign Tax Returns required to be filed by or on behalf of H&R Block or any H&R Block Entity have been timely filed or requests for extensions have been timely filed and any such extension has been granted and has not expired, and all such filed tax returns are accurate and complete in all material respects, except for such failures to file and/or to be complete and accurate as would not, individually or in the aggregate, have a Material Adverse Effect on CompuServe or any CompuServe Entity;

          (b) All Taxes required to be paid (including with respect to Taxes required to be withheld) by H&R Block and any H&R Block Entity as of the date of the H&R Block SEC documents have been paid in full or adequately reserved against in accordance with GAAP on the consolidated financial statements of H&R Block other than any failure to pay or reserve for as would not have a Material Adverse Effect on CompuServe or any CompuServe Entity; and

          (c) As of the date hereof, there is no outstanding Tax audit, inquiry or assessment (and no written notice of any such audit or inquiry has been received), with respect to H&R Block or any H&R Block Entity that, individually or in the aggregate, would have a Material Adverse Effect on CompuServe or any CompuServe Entity.

     4.5 Assets and Employees Used in CompuServe's Business. (a) Except as set forth on Schedule 4.5(a), neither H&R Block nor any H&R Block Entity owns, leases, holds, possesses or controls any interests, assets or rights which are principally used in or principally related to the business of CompuServe or any of the CompuServe Entities, whether tangible or intangible, and whether fixed, contingent or otherwise, including contracts, contractual rights, licenses and intellectual property rights (which, if owned by CompuServe or a CompuServe Entity, would constitute a CompuServe Right) principally used in or principally related to the business of CompuServe and the CompuServe Entities; provided, however, that such interests, assets or rights shall not include (x) assets held under any H&R Block employee benefit plans, such as life insurance policies and deferred compensation plans for the benefit of CompuServe Employees, or (y) any other H&R Block insurance policy (except, in the case of clauses (x) and (y), any pre-paid benefits or coverage under insurance policies which inure to CompuServe or any of the CompuServe Entities and coverage with respect to such policies for accrued or past claims or losses). Except as set forth in Schedule 4.5(a), no employees of H&R Block or any H&R Block Entity are used in the business of or provide services to CompuServe or any CompuServe Entity. All of the interests, assets or rights set forth on Schedule 4.5(a) will be transferred and contributed for no additional consideration to CompuServe or a CompuServe Entity at or prior to the Closing, as directed by WorldCom, pursuant to Section
2.1 hereof.

     (b) Schedule 4.5(b) sets forth all interests, assets and rights, whether tangible or intangible, and whether fixed, contingent or otherwise, which H&R Block or any H&R Block Entity owns, leases, holds, possesses, or controls which are used in or related to the business of CompuServe and the CompuServe Entities, except for any such interests, assets or rights set forth on Schedule 4.5(a). None of the interests, assets or rights set forth on Schedule 4.5(b) is Material to CompuServe.

     4.6 Legal Proceedings. Except as set forth on Schedule 4.6, there is no action, suit, claim, demand, proceeding or investigation pending or to the knowledge of H&R Block, threatened against H&R Block or any H&R Block Entity or affecting the transactions contemplated by this Agreement which, if resolved adversely to H&R Block or such H&R Block Entity, could prevent or materially delay the consummation of the transactions contemplated by this Agreement and the Stockholders Agreement.

     4.7  Rights Agreement. Under the terms of the H&R Block Rights Agreement,
(i) neither WorldCom nor WAC will be deemed to be an "Acquiring Person" (as defined in the H&R Block Rights Agreement), (ii) neither the "Stock Acquisition Date" nor the "Distribution Date" (each as defined in the H&R Block Rights Agreement) will be deemed to occur, and (iii) the "Rights" (as defined in the H&R Block Rights Agreement) will not separate from the H&R Block Common Shares, in any such event as a result of the execution, delivery or performance of this Agreement, the Stockholders Agreement, the Standstill Agreement or any other agreement provided for herein or therein or the taking of any action provided for herein or therein.

     4.8 Commissions and Fees. Except for fees payable to Goldman, Sachs & Co. pursuant to the terms of the letter agreement between CompuServe and Goldman, Sachs & Co., the amount of and payment schedule for which have been communicated to WorldCom, there are no claims for brokerage commissions, investment bankers' fees or finder's or similar fees in connection with the transactions contemplated by this Agreement and the Stockholders Agreement which may be now or hereafter asserted against WorldCom, WAC, CompuServe or any of the CompuServe Entities resulting from any action taken by H&R Block or any H&R Block Entity or their stockholders, directors, officers, employees or agents.

     4.9 Opinion of Financial Advisor. H&R Block has received the written opinion of its financial advisors, Salomon Brothers Inc, to the effect that, as of the date hereof, the Merger Consideration is fair to H&R Block. H&R Block will be solely responsible for the payment of the fees of Salomon Brothers Inc. in connection with such opinion, this Agreement, the Stockholders Agreement and the transactions contemplated hereby.

                                   ARTICLE V

              REPRESENTATIONS AND WARRANTIES REGARDING BLOCK GROUP

     Block Group hereby makes the following representations and warranties to WorldCom and WAC:

     5.1 Organization, Existence and Good Standing. Block Group is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to own, lease, operate and transfer its properties and to conduct its business as currently conducted. Block Group has made available to WorldCom complete and correct copies of its Certificate of Incorporation and Bylaws as amended to the date of this Agreement.

     5.2 Block Group Ownership of CompuServe Entities' Capital Stock. Block Group owns, beneficially and of record, the issued and outstanding shares of capital stock or other securities of or interests in CompuServe and the CompuServe Entities as set forth on Schedule 5.2, all of which shares or other securities or interests are duly authorized, validly issued and outstanding, fully paid and nonassessable, and free and clear of all Liens or Other Encumbrances.

     5.3 Power and Authority; Non-Contravention; Filings and Consents. (a) Block Group has full corporate power and authority to execute, deliver and perform its obligations under this Agreement, the Stockholders Agreement, and the Standstill Agreement and all agreements and other documents executed and delivered, or to be executed and delivered, by it pursuant to this Agreement, the Stockholders Agreement, and the Standstill Agreement and has taken all action required by law, its Certificate of Incorporation, its Bylaws or otherwise, to duly and validly authorize the execution, delivery and performance of this Agreement, the Stockholders Agreement, and the Standstill Agreement and such related documents and the consummation of the transactions contemplated hereby and thereby. The execution and delivery of, and the performance of its obligations under, this Agreement, the Stockholders Agreement, and the Standstill Agreement by Block Group do not and the consummation of the transactions contemplated by this Agreement, the Stockholders Agreement, and the Standstill Agreement will not (i) conflict with or violate any provisions of the Certificate of Incorporation or Bylaws of Block Group; (ii) constitute a breach of or default under or result in the creation of any Liens or Other Encumbrances or Tax on or against, any assets, rights or property of CompuServe or any of the CompuServe Entities or give rise, with or without notice or lapse of time, to any third-party right of termination, cancellation, material modification or acceleration under any note, bond, mortgage, pledge, lien, lease, agreement, license, commitment or instrument, applicable to CompuServe or any of the CompuServe Entities, or to which CompuServe or any of the CompuServe Entities is a party or by which CompuServe or any of the CompuServe Entities or any of their respective assets is or are bound, or conflict with or violate any restrictions of any kind to which they are subject, which breach, default, lien, encumbrance, Tax, termination, cancellation, modification or acceleration would have a Material Adverse Effect on CompuServe or which would prevent or materially delay the consummation of the transactions contemplated by this Agreement, the Stockholders Agreement, and the Standstill Agreement or otherwise prevent Block Group from performing its obligations hereunder or thereunder in any material respect; or (iii) subject to obtaining the consents, approvals, orders, authorizations and registrations, and making the filings described in Section 5.2(b) below, violate any law, order, writ, judgment, award, statute, rule, regulation or decree of any Governmental Entity or arbitrator, which, if violated or accelerated, would have a Material Adverse Effect on CompuServe or which would prevent or materially delay the consummation of the transactions contemplated by this Agreement, the Stockholders Agreement, and the Standstill Agreement or otherwise prevent Block Group from performing its obligations hereunder or thereunder in any material respect. The execution, delivery and performance of this Agreement, the Stockholders Agreement, and the Standstill Agreement have been approved by the Board of Directors and the sole stockholder of Block Group. This Agreement, the Stockholders Agreement, and the Standstill Agreement have been duly executed and delivered by Block Group and, assuming this Agreement, the Stockholders Agreement, and the Standstill Agreement constitute valid and binding obligations of WorldCom and WAC, enforceable against WorldCom and WAC in accordance with their respective terms, constitute valid and binding obligations of Block Group, enforceable against Block Group in accordance with their respective terms.

     (b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained, made or filed by Block Group in connection with the execution and delivery of this Agreement, the Stockholders Agreement, and the Standstill Agreement by Block Group or the performance by Block Group of its obligations hereunder, except for (i) the filing with the SEC of such reports under the Exchange Act, as may be required in connection with this Agreement, the Stockholders Agreement, and the Standstill Agreement and the transactions contemplated by this Agreement, and (ii) such consents, approvals, orders, authorizations, registrations, declarations, or filings the failure of which to be obtained, made or filed would not (A) impair in any material respect the ability of Block Group to perform its obligations hereunder, (B) prevent or impede, in any material respect, the consummation of the transactions contemplated by this Agreement and the Stockholders Agreement, or (C) have a Material Adverse Effect on CompuServe.

     5.4 Legal Proceedings. Except as set forth on Schedule 5.4, there is no action, suit, claim, demand, proceeding or investigation pending or to the knowledge of Block Group, threatened against Block Group or affecting the transactions contemplated by this Agreement which, if resolved adversely to Block Group, could prevent or materially delay the consummation of the transactions contemplated by this Agreement and the Stockholders Agreement.

                                   ARTICLE VI

               REPRESENTATIONS AND WARRANTIES REGARDING WORLDCOM

     WorldCom hereby makes the following representations and warranties to H&R Block, Block Group and CompuServe:

     6.1 Organization, Existence and Good Standing. WorldCom is a corporation duly organized, and validly existing and in good standing under the laws of the State of Georgia and has all necessary corporate power and authority to own, lease and operate its properties and to conduct its business as currently conducted. Each WorldCom Entity is duly organized, validly existing and, to the extent such concept is applicable under the laws of such jurisdictions, in good standing in its respective jurisdiction of organization, and has all necessary corporate power to own, lease and operate its properties and to carry on its business as currently conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not have a Material Adverse Effect. WorldCom and each WorldCom Entity is duly qualified to do business and, to the extent such concept is applicable in such jurisdictions, is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes qualification necessary, except where the failure to be so duly qualified and in good standing would not have a Material Adverse Effect. WorldCom has made available to H&R Block and CompuServe complete and correct copies of its Second Amended and Restated Articles of Incorporation, as amended, and Bylaws, as amended.

     6.2 WorldCom Capital Stock. The authorized capital stock of WorldCom consists of (i) 2,500,000,000 WorldCom Common Shares, of which, as of September 3, 1997, 905,153,690 shares were issued and outstanding, and no shares were issued and held as treasury shares, and (ii) 50,000,000 shares of Preferred Stock, par value $.01 per share ("WorldCom Preferred Stock"), of which 94,992 shares are designated Series A 8% Cumulative Convertible Preferred Stock (94,992 of which shares were issued and outstanding as of September 3, 1997), 15,000,000 shares are designated Series B Convertible Preferred Stock (12,461,640 of which shares were issued and outstanding as of September 3, 1997), and 2,500,000 shares are designated Series 3 Junior Participating Preferred Stock in connection with the WorldCom Rights Agreement (none of which shares are issued and outstanding as of September 3, 1997). All of the issued and outstanding WorldCom Common Shares and shares of WorldCom Preferred Stock are duly authorized, validly issued, fully paid and non-assessable. As of September 3, 1997, WorldCom Stock Options to purchase an aggregate of 81,876,997 WorldCom Common Shares were outstanding under WorldCom's stock plans (the "WorldCom Stock Plans"). Except as provided herein and except for WorldCom Common Shares issued or WorldCom Stock Options granted or awarded after September 3, 1997, pursuant to the terms of the WorldCom Stock Plans, as of the date of this Agreement there are no preemptive rights, options, warrants, or similar rights granted by WorldCom in respect of shares of WorldCom capital stock or any other agreements to which WorldCom is a party providing for the issuance or sale by it of any additional securities, nor are there outstanding any WorldCom debt securities or other instruments issued by WorldCom or to which WorldCom is a party entitling the holders thereof to vote or to direct or otherwise restrict the vote of the holders of WorldCom Common Shares or which are convertible into or exchangeable for any voting securities of WorldCom. As of the date hereof, except as set forth on Schedule 6.2, neither WorldCom, nor any WorldCom Entity, nor to the knowledge of WorldCom, any shareholder of WorldCom is a party to any voting trust, voting agreement, proxy or similar agreements relating to the WorldCom Common Shares. As of the date of this Agreement, except for WorldCom Common Shares reserved for issuance upon the exercise of warrants and stock options granted or which may be granted under the WorldCom Stock Plans, an aggregate of 2,500,000 shares of Series 3 Junior Participating Preferred Stock reserved for issuance in connection with the WorldCom Rights Agreement (and WorldCom Common Shares to which a rights holder may become entitled in certain circumstances to purchase under the WorldCom Rights Agreement), and an aggregate of 33,916,930 WorldCom Common Shares reserved for issuance pursuant to conversion of the Series A 8% Cumulative Convertible Preferred Stock and the Series B Convertible Preferred Stock, there are no shares of authorized capital stock of WorldCom reserved for issuance. As of the date hereof, there is no liability for or obligations with respect to any dividends declared or accumulated but unpaid with respect to any shares of WorldCom capital stock.

     6.3 Power and Authority; Non-Contravention; Filings and Consents. (a) WorldCom has full corporate power and authority to execute, deliver and perform its obligations under this Agreement, the Stockholders Agreement, and all agreements and other documents executed and delivered, or to be executed and delivered, by it pursuant to this Agreement and the Stockholders Agreement, and has taken all action required by law, its Second Amended and Restated Articles of Incorporation, its Bylaws or otherwise, to duly and validly authorize the execution and delivery of, and the performance of its obligations under, this Agreement, the Stockholders Agreement, and the Standstill Agreement, and such related documents and the consummation of the transactions contemplated hereby and thereby. The execution and delivery of and the performance of its obligations under this Agreement, the Stockholders Agreement, and the Standstill Agreement do not and the consummation of the transactions contemplated by this Agreement, the Stockholders Agreement, and the Standstill Agreement will not (i) conflict with or violate any provisions of the Second Amended and Restated Articles of Incorporation or Bylaws of WorldCom, (ii) constitute a breach of or default under or result in the creation of any Lien or Other Encumbrances or Tax on or against, any assets, rights or property of WorldCom or give rise, with or without notice or lapse of time, to any third-party right of termination, cancellation, material modification or acceleration under any note, bond, mortgage, pledge, lien, lease, agreement, license, commitment or instrument, applicable to WorldCom or any WorldCom Entity, or to which WorldCom or any WorldCom Entity is a party or by which WorldCom or any WorldCom Entity is bound, or conflict with or violate any restrictions of any kind to which they are subject, which breach, default, lien, encumbrance, Tax, termination, cancellation, modification or acceleration would have a Material Adverse Effect, or which would prevent or materially delay the consummation of the transactions contemplated by this Agreement, the Stockholders Agreement, and the Standstill Agreement or otherwise prevent WorldCom from performing its obligations hereunder in any material respect, or
(iii) subject to obtaining the consents, approvals, orders, authorizations and registrations, and making the filings described in Section 6.3(b) below, violate any law, order, writ, judgment, award, statute, rule, regulation or decree of any Governmental Entity or arbitrator, which, if violated or accelerated, would have a Material Adverse Effect or which would prevent or materially delay the consummation of the transactions contemplated by this Agreement or otherwise prevent WorldCom from performing its obligations hereunder in any material respect. The execution and delivery of this Agreement, the Stockholders Agreement, and the Standstill Agreement have been approved by the Board of Directors of WorldCom. This Agreement, the Stockholders Agreement, and the Standstill Agreement have been duly executed and delivered by WorldCom and, assuming this Agreement, the Stockholders Agreement, and the Standstill Agreement constitute valid and binding obligations of H&R Block, Block Group and CompuServe, enforceable against them in accordance with their respective terms, constitute valid and binding obligations of WorldCom, enforceable against WorldCom in accordance with its terms.

     (b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained, made or filed by WorldCom or any WorldCom Entity in connection with the execution and delivery of this Agreement by WorldCom or the consummation by WorldCom of the transactions contemplated hereby, except for (i) the filing of a pre-merger notification and report form by WorldCom under the HSR Act, (ii) filings with and, where required, approval by one or more non-U.S. competition or antitrust regulatory bodies, (iii) filings with the SEC of (x) the Registration Statement and related prospectus and (y) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iv) the filing of such notices and other reports as may be required by any applicable securities or "blue sky" laws of states or other jurisdictions, and (v) such consents, approvals, orders, authorizations, registrations, declarations, or filings the failure of which to be obtained, made or filed would not (A) impair in any material respect the ability of WorldCom to perform its obligations hereunder, (B) prevent or impede, in any material respect, the consummation of the transactions contemplated by this Agreement, or (C) have a Material Adverse Effect on WorldCom.

     6.4 WorldCom SEC Documents; Financial Information. WorldCom has filed with the SEC all reports, proxy statements, forms, and other documents required to be filed therewith prior to the date of this Agreement (the "WorldCom SEC Documents") and, as of the Closing Date, WorldCom shall have filed with the SEC all WorldCom SEC Documents required to be filed prior thereto. As of their respective dates, (i) the WorldCom SEC Documents complied, and all similar documents filed with the SEC after the date of this Agreement but prior to the Closing Date will comply, in all material respects, with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such WorldCom SEC Documents and (ii) none of the WorldCom SEC Documents contained, nor will any similar document filed after the date of this Agreement but prior to the Closing Date contain, any untrue statement of a material fact and none of the WorldCom SEC Documents omitted, nor will any similar document filed after the date of this Agreement but prior to the Closing Date omit, to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements (including any related notes and schedules) of WorldCom included in the WorldCom SEC Documents (including any similar documents filed with the SEC after the date of this Agreement but prior to the Closing Date) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and have been or will be prepared in accordance with GAAP

(except, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of WorldCom and its consolidated subsidiaries (including all applicable WorldCom Entities) as of the dates thereof and the consolidated results of their operations and cash flows for the periods then-ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Nothing in this Section 6.4 shall constitute a representation or warranty by WorldCom to the extent that any untrue statement, omission or failure to comply results from information supplied by H&R Block, Block Group or CompuServe to WorldCom for inclusion in any documents filed by WorldCom with the SEC. Except as disclosed in the WorldCom SEC Documents, and except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet included in the WorldCom SEC Documents (the "WorldCom Balance Sheet"), neither WorldCom nor any WorldCom Entity has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required by GAAP to be set forth on a consolidated balance sheet of WorldCom and its consolidated subsidiaries or in the notes thereto that are not so included or disclosed and which would reasonably be expected to have a Material Adverse Effect.

     6.5 Subsequent Material Adverse Change. Except as disclosed in the WorldCom SEC Documents or as otherwise permitted hereunder, through the date hereof (i) WorldCom has not, since the date of the WorldCom Balance Sheet, suffered any Material Adverse Change, and (ii) no event has occurred which would prevent or materially impair WorldCom's ability to perform its obligations hereunder.

     6.6 Legal Proceedings. Except as set forth in the WorldCom disclosure letter of even date herewith or disclosed in the WorldCom SEC Documents, there is no action, suit, claim, demand, proceeding or investigation pending or, to the knowledge of WorldCom, threatened against WorldCom or any of the WorldCom Entities or affecting the consummation by WorldCom of the transactions contemplated hereby which, if resolved adversely to WorldCom or any of the WorldCom Entities, would have a Material Adverse Effect or which could prevent or materially delay the consummation of the transactions contemplated by this Agreement and the Stockholders Agreement. There are no Material judgments, decrees, injunctions or orders of any Governmental Entity or arbitrator against WorldCom or any WorldCom Entity.

     6.7 Taxes. Except as disclosed in the WorldCom SEC Documents or as set forth on Schedule 6.7: (i) WorldCom has filed all Material Tax Returns required to be filed by it or requests for extensions to file such returns or reports have been timely filed and granted and have not expired, except to the extent that such failures to file, taken together, would not have a Material Adverse Effect; (ii) all Taxes required to be paid by WorldCom have been paid or adequately reserved in accordance with GAAP in the financial statements of WorldCom other than the failure to pay or reserve as would not have a Material Adverse Effect; (iii) WorldCom has not been notified that any Tax Returns of WorldCom are currently under audit by the IRS or, except for Tax Returns that are not Material to WorldCom or do not involve any Material amounts of Taxes shown to be due on any Returns, any state, local or foreign Tax agency; and (iv) there are no waivers of the statute of limitations for the assessment or payment of any federal, state, local or foreign Taxes by WorldCom that would be Material to WorldCom.

     6.8 Compliance with Laws in General. Except as disclosed in the WorldCom SEC Documents, neither WorldCom nor any WorldCom Entity has violated, failed to comply with or acted or failed to act in any material respect so as to incur liability under any federal, state, local or foreign law, regulation or ordinance, judgment, decree or order relating to its business, operations, properties or assets including the Occupational Safety and Health Act, the Americans with Disabilities Act and any Environmental Laws, except where such a violation, action or failure to act would not have a Material Adverse Effect, and no notice of any pending investigation or inquiry of a potential violation of, non-compliance with or alleged liability under any such law, regulation or ordinance, judgment, decree or order has been received by WorldCom, which, if it were determined that a violation had occurred, would have a Material Adverse Effect.

     6.9 Vote Required. No vote is required of the holders of any class or series of WorldCom capital stock to approve this Agreement and consummate the transactions contemplated hereby.

     6.10 Commissions and Fees. There are no valid claims for brokerage commissions, investment bankers' fees or finder's or similar fees in connection with any of the other transactions contemplated by this Agreement and the Stockholders Agreement which may be now or hereafter be asserted against H&R Block or CompuServe resulting from any action taken by WorldCom or any of WorldCom's directors, officers, employees or agents.

                                  ARTICLE VII

                  REPRESENTATIONS AND WARRANTIES REGARDING WAC

     WorldCom and WAC, jointly and severally, hereby make the following representations and warranties to H&R Block, Block Group and CompuServe:

     7.1 Organization, Existence, Good Standing and Ownership Interest. WAC is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary limited liability company power to own its properties and assets and to carry on its business as contemplated to be conducted. WorldCom is the sole member of WAC. There are no options, warrants or debt securities or other instruments or securities outstanding which are convertible into, or which grant the holder thereof the right to acquire any securities of or interests in WAC.

     7.2 Power and Authority; Non-Contravention. WAC has full limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and all other agreements and other documents executed and delivered, or to be executed and delivered, by it pursuant to this Agreement and has taken or will have taken all actions required by law, its Certificate of Formation, its Limited Liability Company Agreement or otherwise, to duly and validly authorize the execution and delivery of, and the performance of its obligations under, this Agreement and such related documents and the consummation of the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement do not and the consummation of the transactions contemplated by this Agreement will not (i) conflict with or violate any provisions of the Certificate of Formation or Limited Liability Company Agreement of WAC, or (ii) constitute a breach of or default under or result in the creation of any Lien or Other Encumbrance or Tax on or against, any assets, rights or property of WAC or give rise, with or without notice or lapse of time, to any third-party right of termination, cancellation, material modification or acceleration under any note, bond, mortgage, pledge, lien, lease, agreement, license, commitment or instrument, applicable to WAC or to which WAC is a party or by which WAC is bound, or conflict with or violate any restrictions of any kind to which they are subject, which breach, default, lien, encumbrance, Tax, termination, cancellation, modification or acceleration would prevent or materially delay the consummation of the transactions contemplated by this Agreement or otherwise prevent WAC from performing its obligations hereunder in any material respect, or (iii) subject to obtaining the consents, approvals, orders, authorizations and registrations, and making the filings described in Section 7.3 below, violate any law, order, writ, judgment, award, statute, rule, regulation or decree of any Governmental Entity or arbitrator, which, if violated or accelerated, would prevent or materially delay the consummation of the transactions contemplated by this Agreement or otherwise prevent WAC from performing its obligations hereunder or thereunder in any material respect. The execution, delivery and performance of this Agreement have been approved by WorldCom as the sole member of WAC. This Agreement has been duly executed and delivered by WAC and, assuming this Agreement constitutes a valid and binding obligation of CompuServe, Block Group and H&R Block, enforceable against them in accordance with their respective terms, constitutes a valid and binding obligation of WAC, enforceable against WAC in accordance with its terms.

     7.3 Consents and Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained, made or filed by WAC in connection with the execution and delivery of this Agreement by WAC or the consummation by WAC of the transactions contemplated by this Agreement, except for such consents, approvals, orders, authorizations, registrations, declarations, or filings the failure of which to be obtained, made or filed would not (a) impair in any material respect the ability of WAC to perform its obligations hereunder or (b) prevent or impede, in any material respect, the consummation of the transactions contemplated by this Agreement.

     7.4 Legal Proceedings. There are no actions, suits, claims, demands or proceedings pending or, to the knowledge of WAC, threatened against WAC.

     7.5 No Contracts or Liabilities. WAC has not engaged in any business activities of any type or kind whatsoever, other than preparation for the transactions contemplated by this Agreement, and, other than its obligations under this Agreement, is not obligated under any contracts, claims, leases, liabilities (contingent or otherwise), loans or otherwise.

     7.6 Commissions and Fees. There are no valid claims for brokerage commissions, investment bankers' fees or finder's or similar fees in connection with any of the other transactions contemplated by this Agreement which may be now or hereafter asserted against H&R Block or CompuServe resulting from any action taken by WAC, WorldCom as its sole member or any of WorldCom's or WAC's directors, officers, employees or agents.

                                  ARTICLE VIII

                                   COVENANTS

     8.1 Interim Conduct of CompuServe and the CompuServe Entities. Each of H&R Block and Block Group covenants to use all reasonable efforts to ensure, and H&R Block, Block Group and CompuServe jointly and severally, covenant and agree with WorldCom and WAC, that, except (1) as contemplated by this Agreement or (2) with the prior written consent of WorldCom, which consent will not be unreasonably withheld, after the date hereof and until the earlier of the termination of this Agreement pursuant to Article XI and the Closing Date:

          (a) Subject to the other provisions of this Section 8.1, the business of each of CompuServe and the CompuServe Entities, including investment practices and policies, will be conducted only in the ordinary course of business consistent with past practice, and CompuServe and the CompuServe Entities will use all reasonable efforts to preserve their business organizations and maintain their existing relations with all of their customers, suppliers, employees, creditors and business partners;

          (b) Neither CompuServe nor any CompuServe Entity will, directly or indirectly, split, combine or reclassify the outstanding shares of capital stock of CompuServe or any outstanding capital stock, interest in or security of any CompuServe Entity;

          (c) Neither CompuServe nor any CompuServe Entity will: (i) amend its Articles of Incorporation or Certificate of Incorporation, as the case may be, or Bylaws or similar organizational documents; (ii) declare, set aside or pay any dividend or other distribution with respect to capital stock payable in cash, stock, securities or property other than dividends paid by CompuServe's wholly-owned, direct or indirect, subsidiaries to CompuServe or one of CompuServe's wholly-owned, direct or indirect, subsidiaries;
     (iii) issue, sell, transfer, grant, award, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of CompuServe (except for CompuServe Common Shares issued pursuant to the terms of CompuServe Stock Options outstanding as of the date of this Agreement, or pursuant to the terms of the Crystal Club Plan in the ordinary course of business consistent with past practice)) or interest in or securities of any CompuServe Entity; (iv) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any of its assets, in an amount in any instance or series of related instances exceeding $1,000,000 in the aggregate (measured in terms of net book value), except pursuant to the existing terms of contracts entered into prior to the date hereof and set forth on Schedule 8.1(c); or (v) redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock of CompuServe or any interest in or securities of any CompuServe Entity (except for CompuServe Common Shares acquired pursuant to the terms of the Employee Stock Purchase Plan and the Crystal Club Plan in the ordinary course of business consistent with past practice);

          (d) CompuServe and the CompuServe Entities will not: (i) hire employees and consultants such that the total number of employees and consultants of CompuServe and the CompuServe Entities would exceed 3,080 or (ii) terminate employees and consultants such that the net decrease in the number of employees and consultants of CompuServe and the CompuServe Entities resulting therefrom would exceed 200 (which net decrease calculation shall be based on a starting point of 2,880 employees and consultants and shall not include employees and consultants who voluntarily terminate their employment or services); (iii) grant any increase in the compensation or bonus payable or to become payable by CompuServe or any of the CompuServe Entities to any director, officer or employee of CompuServe or any of the CompuServe Entities, except (1) to the extent that each such grant or increase is in the ordinary course of business and consistent with past practice and the aggregate of all such grants or increases does not exceed $6,000,000 on an annualized basis, and
     (2) bonuses in an aggregate amount not in excess of $15,000,000 (half of which shall be paid by H&R Block) to key employees (equitably distributed as between the Online Services Business and the other businesses of CompuServe and the CompuServe Entities) as CompuServe deems necessary in order to encourage such employees to continue their employment from the date hereof until the Effective Time, payable only if such employment so continues; (iv) adopt any new, or amend or otherwise increase, or accelerate the payment or vesting of the amounts payable or to become payable under any existing CompuServe Benefit Plan, except as contemplated in Section 8.26; (v) enter into any, or amend any existing, employment, consulting or severance agreement with, or grant any severance or termination pay to, any officer, director or employee of CompuServe or any of the CompuServe Entities; (vi) make any additional contributions to any grantor trust created by CompuServe or any of the CompuServe Entities to provide funding for non-tax-qualified employee benefits or compensation except as required by the terms of any grantor trust of CompuServe existing on the date hereof; or (vii) provide any new severance program to or increase the benefits under any existing severance program of CompuServe or any of the CompuServe Entities;

          (e) Except in the ordinary course of business and consistent with past practice, neither CompuServe nor any CompuServe Entity will in any respect modify, amend or terminate any of its contracts, intellectual property licenses, leases or other agreements and arrangements, or waive, release or assign any rights or claims thereto or thereunder;

          (f) Except as would not be Material, neither CompuServe nor any CompuServe Entity will permit any insurance policy naming CompuServe or any of the CompuServe Entities as a beneficiary or a loss payable payee to be canceled or terminated;

          (g) Neither CompuServe nor any CompuServe Entity will: (i) incur or assume any debt except for borrowings under existing credit facilities which are identified in the CompuServe SEC Documents or in the ordinary course of business consistent with past practice in an amount not exceeding $1,000,000 in the aggregate; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person in an amount exceeding $1,000,000 in the aggregate, whether or not in the ordinary course of business or consistent with past practice, except for customary indemnification obligations pursuant to agreements entered into in the ordinary course of business, consistent with past practice; (iii) make any loans, advances or capital contributions to, or investments in, any other Person (other than a wholly-owned CompuServe Entity) in an amount exceeding $1,000,000 in the aggregate, or modify any credit policies or practices granted to customers or make any concessions or offer any inducements to accelerate payments;
     (iv) other than as contemplated by CompuServe's May 23, 1997 business plan for fiscal 1998 as furnished to WorldCom, enter into any financial commitments (including any capital expenditure or asset purchase), whether or not in the ordinary course of business or consistent with past practice, in an amount exceeding $1,000,000 in the aggregate; (v) other than in the ordinary course of business consistent with past practice, enter into any contract granting any third-party geographic or market or programming or content exclusivity; or (vi) other than contracts entered into for capital expenditures in accordance with CompuServe's May 23, 1997 business plan, enter into any contract that is not terminable without penalty on or prior to December 31, 2000 involving payments by CompuServe or any of the CompuServe Entities in excess of $1,000,000 individually or $10,000,000 in the aggregate;

          (h) Except as would not be Material, neither CompuServe nor any CompuServe Entity will change any of the accounting principles or practices used by it unless required by statutory accounting principles or GAAP and notice thereof is given to WorldCom promptly following such change;

          (i) Neither CompuServe nor any CompuServe Entity will pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations
     (i) reflected or reserved against in, or contemplated by, the CompuServe Balance Sheet in an amount not in excess of that in the CompuServe Balance Sheet; (ii) incurred in the ordinary course of business consistent with past practice and in accordance with the other restrictions contained herein, and which by their terms have become due and payable since the date of the CompuServe Balance Sheet; (iii) which are legally required to be paid, discharged or satisfied and are paid in accordance with the terms of such claims, liabilities or obligations in existence as of the date of this Agreement; or (iv) out of insurance proceeds not in excess of $1,000,000 in the aggregate;

          (j) Neither CompuServe nor any CompuServe Entity will adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, share exchange, restructuring, recapitalization or other reorganization of CompuServe or any of the CompuServe Entities;

          (k) Other than in the ordinary course of business consistent with past practice, and except as contemplated by this Agreement, neither CompuServe nor any CompuServe Entity will engage in any transaction, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any Related Party except on terms no less favorable than would be available in competitive arm's-length transactions;

          (l) Except as would not be Material or as contemplated by Article IX hereof, neither CompuServe nor any CompuServe Entity will make any Tax election or increase or establish any reserve for Taxes or any other liability on its books or otherwise provided therefor, except as required by applicable law or GAAP and as to which CompuServe has provided prompt notice after any such election, or increase or establishment of reserve to WorldCom;

          (m) Neither CompuServe nor any CompuServe Entity will settle any litigation, other proceeding or arbitration requiring a payment in an amount equal to or greater than $250,000 individually or $1,000,000 in the aggregate or involving any material limitation on its future actions or the surrender or compromise of any of its material rights;

          (n) Neither CompuServe nor any CompuServe Entity will enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing; and

          (o) Neither CompuServe nor any CompuServe Entity will act, or fail or omit to act, so as to cause any Material Adverse Change.

     8.2 Voting of Shares. H&R Block and Block Group hereby jointly and severally agree that at any meeting of stockholders of CompuServe, however called, Block Group will vote, and H&R Block will cause Block Group to vote, all of Block Group's CompuServe Common Shares (i) in favor of the adoption and approval of this Agreement (as amended from time to time) and the transactions contemplated by this Agreement by the stockholders of CompuServe, (ii) against any proposal for any recapitalization, merger (other than the Merger), share exchange, exchange offer, tender offer, sale of assets, sale of stock or other business combination between or among CompuServe or any of the CompuServe Entities, on the one hand, and any other Person other than WorldCom or any WorldCom Entity, on the other hand, or any liquidation, dissolution or other action or agreement, that would result in a breach of any representation, warranty, covenant or other obligation or agreement of H&R Block, Block Group or CompuServe under this Agreement or that would result in any of the conditions to the obligations of any party under this Agreement not being fulfilled, and (iii) in favor of any other matter necessary for the consummation of the transactions contemplated by this Agreement with respect to which Block Group may be entitled to vote.

     8.3 No Transfers. Each of H&R Block, Block Group and CompuServe hereby covenants and agrees that, until the termination of this Agreement pursuant to
Article XI, it will not, and H&R Block will not cause or permit Block Group to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, or create or permit to exist any Liens or Other Encumbrances on, whether directly or indirectly, any of the CompuServe Common Shares or securities of interests in a CompuServe Entity, respectively, or any of the assets required to be transferred to CompuServe pursuant to Section 2.1 hereof (except in accordance with Section 2.1).

     8.4 Indemnification. (a) Indemnification by H&R Block. H&R Block and Block Group, jointly and severally, hereby agree to indemnify, defend and hold harmless WorldCom and WAC and, after the Closing Date, CompuServe and the CompuServe Entities, each of their respective successors-in-interest and assigns, and each of their respective past and current directors, officers, employees, consultants, representatives and agents (the "H&R Block Indemnified Parties"), from and against any and all Losses and Expenses which are based on, arise out of or relate to, directly or indirectly (i) the conduct of the business or affairs of H&R Block, Block Group or any other H&R Block Entity on or prior to the Closing Date; (ii) any action, suit, claim, demand, proceeding or investigation brought by or on behalf of persons who were, at or prior to the Effective Time, holders of the capital stock of H&R Block, Block Group or CompuServe which suit, claim, demand, action, proceeding or investigation alleges that any action or failure to act of the issuer of such capital stock, any Affiliate of such issuer or any director, officer, employee or agent of such issuer or any Affiliate of such issuer in connection with this Agreement, the Stockholders Agreement, or the Standstill Agreement or any of the transactions contemplated hereby or thereby was a breach of fiduciary duty, or a violation of law or unauthorized, ultra vires or otherwise wrongful or illegal; or (iii) any breach of the representations, warranties, covenants or agreements of H&R Block or Block Group set forth in this Agreement or pursuant to the certificates contemplated in Section 10.2(d) relating to Sections 2.1, 2.2, 2.3, 4.1, 4.2, 4.3, 4.5 or 4.6, Article V, or Sections 8.2, 8.3, 8.6, 8.7 (as to H&R Block or Block Group), 8.10 (as to H&R Block or Block Group), 8.15 (as to H&R Block or Block Group), 8.16 (as to H&R Block or Block Group), 8.18, 8.20, 8.21, or 8.23 (as to H&R Block or Block Group) or (iv) any action, suit, claim, demand or proceeding or investigation brought in connection with the enforcement of any or all of the foregoing clauses (i), (ii) or (iii).

     (b) General Indemnification by H&R Block. H&R Block and Block Group hereby agree, jointly and severally, to indemnify, defend and hold harmless the H&R Block Indemnified Parties from and against 80.13% of any Losses and Expenses which are based on, arise out of or relate to, directly or indirectly, (i) the matters set forth in Schedule 8.4(b) whether or not disclosed on any other Schedule to this Agreement or otherwise, each of which shall be deemed to be a Third-Party Claim (as defined in Section 8.4(e)(i) below) as to which any required notification of claim for indemnification shall be deemed to have been given; (ii) any breach of the representations, warranties, covenants or agreements set forth in this Agreement or pursuant to the certificates contemplated in Section 10.2(d) relating to Sections 3.1, 3.2, 3.3, 3.4, 3.17, 3.18, 8.6, 8.7 (as to CompuServe) or 8.10 (as to CompuServe); (iii) any breach of any representations, warranties, covenants or agreements of H&R Block, Block Group or CompuServe herein (or in the certificates contemplated by Section 10.2(d)), other than those described in the foregoing clause (ii) and without regard to any qualification as to materiality stated herein (including any reference to Material, Material Adverse Change or Material Adverse Effect), with regard to any claim for indemnification relating to any matter for which indemnification is provided by WorldCom pursuant to or arising out of any agreement providing for or relating to the divestiture by WorldCom of any or all of the Online Services Business, if and to the extent that the aggregate of all Losses and Expenses based on, arising out of or related to all breaches (other than with respect to a knowing or intentional breach of any such representation, warranty, covenant or agreement, as to which no dollar threshold shall apply) described in this clause (iii) exceeds $10 million; (iv) any breach of any representations, warranties, covenants or agreements, other than those described in the foregoing clause (ii) and without regard to any qualification as to materiality stated herein (including any reference to Material, Material Adverse Change or Material Adverse Effect), with regard to any claim for indemnification regarding any matter other than matters covered in the foregoing clause (iii), if and to the extent that the aggregate of all Losses and Expenses based on, arising out of or related to all breaches (other than with respect to a knowing or intentional breach of any such representation, warranty, covenant or agreement, as to which no dollar threshold shall apply) described in this clause
(iv) exceeds $10 million; or (v) any action, suit, claim, demand or proceeding brought in connection with the enforcement of the foregoing clauses (i), (ii),
(iii) and

(iv). Any matter covered by both of the foregoing clauses (iii) and (iv) shall be apportioned equally to both thresholds.

     (c) Indemnification by WorldCom and WAC. WorldCom and WAC and, after the Closing, CompuServe, hereby agree, jointly and severally, to indemnify, defend and hold harmless H&R Block, Block Group, their respective successors in-interest and assigns, and each of their respective past and current directors, officers, employees, consultants, representatives and agents from and against any Losses and Expenses which are based on, arise out of or relate to, directly or indirectly, (i) the conduct of the business of CompuServe after the Closing as long as and to the extent that CompuServe constitutes a WorldCom Entity; or (ii) any action, claim or proceeding brought in connection with the enforcement of the foregoing clause (i).

     (d) Notification of Claims. For the purpose of this Section 8.4, the term "Indemnifying Party" shall mean the party having an obligation hereunder to indemnify the other party or parties pursuant to this Section 8.4, and the term "Indemnified Party" shall mean the party having the right to be indemnified pursuant to this Section 8.4. Whenever any claim shall arise for indemnification under this Section 8.4, the Indemnified Party shall promptly notify the Indemnifying Party in writing of such claim and, when known, the facts constituting the basis for such claim (in reasonable detail). Failure by the Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability hereunder unless and only to the extent such failure prejudices the Indemnifying Party. The H&R Block Indemnified Parties shall not be entitled to indemnification under Section 8.4(b)(ii) unless, prior to March 15, 1999, a H&R Block Indemnified Party has notified H&R Block and Block Group in writing of the existence of any Losses and Expenses that may reasonably be expected to give rise to any such indemnification obligation. Notwithstanding any provision herein to the contrary, (i) any claim for indemnification related to or arising out of any Tax matter may be brought at any time prior to 60 Business Days after the expiration of the applicable Tax statute of limitations with respect to the relevant taxable period (including all extensions obtained, whether automatic or permissive) and (ii) any claim for indemnification based on, related to or arising out of any Tax matter set forth in Section 9.2(a) and Section 9.2(b) shall be governed solely by Section 9.2 hereof.

     (e) Indemnification Procedures.

          (i) After the giving of notice by an Indemnified Party as required by paragraph (d) of any claim of the commencement of any action by a Person or Governmental Entity who is not a party to this Agreement or an Affiliate of such a party (a "Third-Party Claim"), if the Indemnifying Party undertakes to defend any such claim, it shall be required to take control of the defense and investigation with respect to such claim and to employ and engage reputable attorneys of its own choice reasonably acceptable to the Indemnified Party to handle and defend the same, at the Indemnifying Party's cost, risk and expense, upon written notice to the Indemnified Party of such election, which notice acknowledges the Indemnifying Party's obligation to provide indemnification hereunder. The Indemnifying Party shall not settle any Third-Party Claim that is the subject of indemnification without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed. The Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party and its attorneys in the investigation, trial and defense of any lawsuit or action with respect to such claim and any appeal arising therefrom (including the filing in the Indemnified Party's name of appropriate crossclaims and counterclaims). In connection with any Third-Party Claim, each Indemnified Party shall use reasonable efforts to make available to the Indemnifying Party, upon written request and at reasonable times, its and its subsidiaries' officers, directors, employees and agents to act as witnesses to the extent that such persons may reasonably be required to be available in connection with any claim under this Section 8.4. The Indemnified Party may, at its own cost, participate in any investigation, trial and defense of such lawsuit or action controlled by the Indemnifying Party and any appeal arising therefrom. If there are one or more legal defenses available to the Indemnified Party that conflict with those available to the Indemnifying Party, the Indemnified Party shall have the right, at the expense of the Indemnifying Party, to assume the defense of the lawsuit or action; provided, however, that the Indemnified Party may not settle such lawsuit or action without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. Notwithstanding anything to the contrary in this paragraph (e)(i), if a Third-Party Claim is for money damages asserted in an amount not to exceed $1,000,000 and is principally for non-monetary relief that would have a continuing Material Adverse Effect on the Indemnified Party, then the Indemnified Party shall be entitled to take control of the defense and investigation with respect to such claim and to employ and engage reputable attorneys of its own choice reasonably acceptable to the Indemnifying Party to handle and defend the same, at the Indemnifying Party's cost, risk and expense, upon written notice to the Indemnifying Party of such election

          (ii) If, within a reasonable time following receipt of a notice of a Third-Party Claim pursuant to paragraph (d), the Indemnifying Party does not undertake to defend any such claim, the Indemnified Party may, but shall have no obligation to, contest at the expense of the Indemnifying Party to the extent provided in this Section 8.4 any lawsuit or action with respect to such claim and the Indemnifying Party shall be bound by the result obtained with respect thereto by the Indemnified Party (including the settlement thereof without the consent of the Indemnifying Party).

          (iii) Any claim of indemnification for Losses and Expenses which does not result from a Third-Party Claim shall be asserted by written notice given by the party claiming a right of indemnification ("Indemnitee") to the party from whom indemnification is sought ("Indemnitor") specifying in reasonable detail the nature and basis for the claim and the Losses and Expenses incurred. Such Indemnitor shall have a period of 30 days after the receipt of such notice within which to respond thereto. If the Indemnitor does not respond within such 30-day period, such Indemnitor shall be deemed to have refused to accept responsibility to make payment. If such Indemnitor does not respond within such 30-day period or rejects such claim in whole or in part, the Indemnitee shall be free to pursue such remedies as may be available to such party, under applicable law or under this Agreement.

          (iv) If the amount of any Losses and Expenses shall, at any time subsequent to the payment required by this Agreement, be reduced by recovery, settlement, insurance proceeds or otherwise, the amount of such reduction, less any expenses incurred in connection therewith, shall promptly be repaid by the Indemnitee to the Indemnitor.

     (f) Tax-Related Adjustment. An indemnity payment otherwise due and payable hereunder (i) shall be decreased (but not below zero) to the extent of any net actual reduction in federal income Tax liability that is actually realized by the Indemnified Party at the time of its payment of an indemnifiable loss and
(ii) shall be increased to indemnify the Indemnified Party for any additional federal income Taxes payable by the Indemnified Party by reason of the receipt or accrual of such indemnity payment.

     8.5 No Contribution. Each of H&R Block and Block Group, for itself and on behalf of the other H&R Block Entities, waives, and acknowledges and agrees that it and they will not have and will not exercise or assert (or attempt to exercise or assert), any right of contribution, right of subrogation, right of indemnity or other similar right or remedy against CompuServe or any of the CompuServe Entities, with respect to any action or failure to act by H&R Block, Block Group or any other H&R Block Entity or CompuServe or any CompuServe Entity, occurring on or prior to the Effective Time in connection with any actual or alleged breach of any representation, warranty, covenant or other obligation or agreement set forth in this Agreement, or any Losses or Expenses referred to in Section 8.4 or Section 9.2 of this Agreement, at or after the Effective Time, for any other claim accrued as of the Effective Time.

     8.6 Meeting of CompuServe Stockholders. CompuServe shall take all steps necessary in accordance with its Certificate of Incorporation and Bylaws and the DGCL to call, set a record date, give notice of, convene and hold a special meeting of its stockholders (the "CompuServe Stockholders Meeting") to occur as soon as practicable for the purpose of approving and adopting this Agreement and authorizing the Merger and for such other purposes as may be necessary (the "CompuServe Proposal"). Subject to Section 8.14(a) of this Agreement, the Board of Directors of CompuServe shall (i) take all steps necessary to present and recommend to its stockholders the approval and adoption of this Agreement and approval of the transactions contemplated hereby to which it is a party and any other matters to be submitted to its stockholders in connection therewith and
(ii) use all reasonable efforts to obtain the approval and adoption by the CompuServe stockholders of this Agreement and any of the transactions contemplated hereby requiring such stockholder approval.

     8.7 Registration Statement; Proxy Statement. (a) As soon as practicable after the date of this Agreement, WorldCom and CompuServe shall prepare and file with the SEC the proxy statement relating to the CompuServe Stockholders Meeting (the "CompuServe Proxy Statement" or "Proxy Statement"), and WorldCom shall prepare a Registration Statement on Form S-4 (the "Registration Statement") with respect to the Merger and registration of the WorldCom Common Shares to be issued to CompuServe's stockholders in connection therewith. Each of WorldCom, H&R Block and CompuServe shall use all reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable thereafter. The CompuServe Proxy Statement will be mailed to the stockholders of CompuServe as soon as possible after the Registration Statement is declared effective. No amendment or supplement to the Proxy Statement shall be made without providing each other such party with reasonable time to review and comment on such amendment or supplement and in any case without prior written consent of WorldCom. No amendment (or supplement) to the Registration Statement (or the prospectus forming a part thereof) shall be made without providing each other such party with reasonable time to review and comment on such amendment (or supplement) and in any case without prior approval of CompuServe, which approval shall not be unreasonably withheld. Promptly after receiving notice thereof, unless such notice was received from another party hereto, each of WorldCom and CompuServe shall advise each such other party of the time when the Registration Statement has become effective or any amendment thereto or any supplement or amendment to the CompuServe Proxy Statement has been filed, or the issuance of any stop order, or of any request by the SEC or NASDAQ for amendment of the Registration Statement. WorldCom shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or consenting to service of process in any jurisdiction in any action other than one arising out of the offering of the WorldCom Common Shares in such jurisdiction) reasonably required to be taken under any applicable state securities or "blue sky" laws in connection with the issuance of WorldCom Common Shares in connection with the Merger, and each of CompuServe and H&R Block shall furnish all information concerning CompuServe or H&R Block, as the case may be, as may be reasonably requested in connection with any such action. Except for the Proxy Statement or the preliminary prospectus/proxy statement, none of WorldCom, CompuServe or H&R Block shall distribute any written material that might constitute a "prospectus" relating to the Merger within the meaning of the Securities Act or any applicable state securities law, without the prior written consent of WorldCom.

     (b) Each of H&R Block, CompuServe and WorldCom covenants that none of the information supplied or to be supplied by it for inclusion, or incorporated or to be incorporated by reference, in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the CompuServe Proxy Statement will, at the date it is first mailed to the stockholders of CompuServe, or at the time of the CompuServe Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of H&R Block, CompuServe and WorldCom covenants that the CompuServe Proxy Statement and the Registration Statement will comply as to form in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be. Notwithstanding the foregoing, (i) no representation or covenant is made by CompuServe or H&R Block with respect to statements made or incorporated by reference therein based on information supplied by WorldCom for inclusion or incorporated by reference in the CompuServe Proxy Statement or the Registration Statement and (ii) no representation or covenant is made by WorldCom with respect to statements made or incorporated by reference therein based on information supplied by CompuServe or H&R Block for inclusion or incorporated by reference in the CompuServe Proxy Statement or the Registration Statement. If at any time prior to the Effective Time there shall occur (i) any event with respect to CompuServe or any CompuServe Entity, or with respect to other information supplied by CompuServe for inclusion or incorporated by reference in the Proxy Statement or the Registration Statement, (ii) any event with respect to H&R Block or any H&R Block Entity, or with respect to other information supplied by H&R Block for inclusion or incorporated by reference in the Proxy Statement or the Registration Statement or (iii) any event with respect to WorldCom, or with respect to information

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

supplied by WorldCom for inclusion or incorporated by reference in the Proxy Statement or the Registration Statement, in any case which event is required to be described in an amendment of, or a supplement to, the CompuServe Proxy Statement or the Registration Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of CompuServe.

     (c) Each of CompuServe and WorldCom shall promptly notify the other parties of the receipt of any comments from the SEC or its staff or any other appropriate government official and of any requests by the SEC or its staff or any other appropriate government official for amendments or supplements to any of the filings with the SEC in connection with the Merger and other transactions contemplated hereby or for additional information and shall supply the other with copies of all correspondence between CompuServe or any of its respective representatives, or WorldCom or any of its representatives, as the case may be, on the one hand, and the SEC or its staff or any other appropriate government official, on the other hand, with respect thereto. CompuServe and WorldCom shall use all of their respective reasonable efforts to respond to any comments of the SEC with respect to the Registration Statement and the Proxy Statement as promptly as practicable. CompuServe, H&R Block and WorldCom shall cooperate with each other and furnish all information necessary in order to prepare the Registration Statement and the Proxy Statement, and shall provide promptly to the other parties any information such party may obtain that could necessitate amending or supplementing any such document.

     (d) WorldCom covenants that it shall apply to have the WorldCom Common Shares to be issued in connection with the Merger approved for quotation on NASDAQ, subject to official notice of issuance.

     (e) WorldCom covenants that it will not, without the prior written consent of CompuServe, (i) agree to waive any obligations of AOL under Sections 5.6 or
5.12 of the Purchase and Sale Agreement or (ii) request from or deem be to provided by AOL a waiver of any of WorldCom's obligations under such sections.

     8.8 Access to Information. Subject to the provisions of the Confidentiality Agreement, between the date hereof and the Closing Date, each of H&R Block, Block Group, CompuServe and WorldCom and their respective Entities shall (i) give to each such other party and its counsel, accountants and other representatives reasonable access, at reasonable times and after reasonable notice, to all the properties, documents, contracts, personnel files (subject to applicable law) and other records of such party; (ii) furnish the other party with copies of such documents and with such information with respect to the affairs of such party as the other party may from time to time reasonably request; and (iii) shall disclose and make available to each such party and its representatives all books, contracts, accounts, personnel records, letters of intent, papers, records, communications with regulatory authorities and other documents relating to the business and operations of such party as the other party may from time to time reasonably request. In addition, CompuServe shall make available to WorldCom all such banking, investment and financial information as shall be necessary to allow for the efficient integration of CompuServe's banking, investment and financial arrangements with those of WorldCom at the Closing, including monthly financial statements. Nothing contained in this Section 8.8 shall be deemed to create any duty or responsibility on the part of any party to investigate or evaluate the value, validity or enforceability of any contract, lease or other asset included in the assets of any other party. With respect to matters as to which any party has made express representations or warranties herein, the parties shall be entitled to rely upon such express representations and warranties irrespective of any investigations made by such parties. With respect to the obligations of H&R Block, Block Group, CompuServe and their respective Entities under this Section 8.8, "other party" as used in clauses (i), (ii) and (iii), above, shall be deemed to include AOL. None of H&R Block, the H&R Block Entities, CompuServe, the CompuServe Entities, WorldCom or the WorldCom Entities shall be required to provide access to customer identity or pricing information or to furnish any documents or information that such party has been advised by counsel may not be provided under applicable law, would result in the loss of a legal privilege or would violate a confidentiality obligation, provided that, in the case of documents or information subject to a legal duty, such party shall use its reasonable best efforts to obtain any third party consents required to comply with any confidentiality obligations giving rise to such legal duty, in the case of customer identity or pricing information, such party shall make arrangements for such information to be furnished to counsel for the party requesting such information and, in the case of privileged information, such party shall make arrangements for such

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

documentation to be provided to counsel for the party requesting such information, to the extent reasonable assurance can be obtained that the legal privilege would not thereby be lost.

     8.9 Confidentiality. CompuServe and WorldCom acknowledge and confirm that they have entered into a letter agreement with AOL dated August 14, 1997 (the "Confidentiality Agreement") and that the Confidentiality Agreement shall remain in full force and effect in accordance with its terms, notwithstanding WorldCom's and CompuServe's entering into this Agreement and whether or not the transactions contemplated by this Agreement are consummated or terminated.

     8.10 HSR Act Compliance, Etc. (a) H&R Block and WorldCom shall promptly make their respective filings, and shall thereafter use their best efforts to promptly make any required submissions, under the HSR Act with respect to the transactions contemplated hereby. H&R Block, Block Group, CompuServe and WorldCom shall use their respective reasonable efforts to promptly make all other required filings and submissions with respect to all other permits, authorizations, consents and approvals from third parties and Governmental Entities necessary to consummate the transactions contemplated by this Agreement and the Stockholders Agreement.

     (b) H&R Block, Block Group, CompuServe and WorldCom also agree to take any and all of the following actions to the extent necessary to obtain the approval of any Governmental Entity with jurisdiction over the enforcement of any applicable laws regarding the transactions contemplated by this Agreement and the Stockholders Agreement: entering into negotiations; providing information; substantially complying with any second request for information pursuant to the HSR Act or any similar foreign antitrust law; and making proposals. The parties hereto will consult, consistent with their respective legal obligations, and cooperate with each other, and consider in good faith the views of each other, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other federal, state or foreign antitrust or fair trade law.

     8.11 Public Disclosures. H&R Block, Block Group, CompuServe and WorldCom shall consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Agreement or the Stockholders Agreement, and shall not issue any such press release or make any such public statement prior to such consultation except as may be required by applicable law or requirements of the Exchange Act, NASDAQ or any national securities exchange as advised by counsel, in which case the parties shall use their reasonable efforts to consult with each other prior to issuing such a release or making such a statement. WorldCom, H&R Block and CompuServe shall issue a joint press release, mutually acceptable to H&R Block, CompuServe and WorldCom, promptly upon execution and delivery of this Agreement. H&R Block, Block Group, CompuServe and WorldCom shall cooperate and consult with each other to develop and implement guidelines for communications to employees, customers and suppliers of CompuServe regarding the transactions contemplated by this Agreement.

     8.12 Resignation of Directors and Officers. At or prior to the Closing, CompuServe shall deliver to WorldCom if and as requested by WorldCom evidence satisfactory to WorldCom of the resignation of the directors and officers, solely in their capacities as such, of CompuServe and any CompuServe Entity, such resignations to be effective at the Closing.

     8.13 Notification of Certain Matters. H&R Block, Block Group and CompuServe shall give prompt notice to WorldCom, and WorldCom shall give prompt notice to H&R Block, Block Group and CompuServe, of (a) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would or could reasonably be expected to cause any representation or warranty respectively made by them and contained in this Agreement or the Stockholders Agreement to be untrue or inaccurate at or prior to the Closing, as the case may be, and (b) any failure of H&R Block, Block Group, CompuServe or WorldCom, as the case may be, to comply with or satisfy any covenant, agreement or condition to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 8.13 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     8.14 No Solicitation. (a)(i) CompuServe shall, and shall direct and use reasonable efforts to cause its officers, directors, employees, representatives and agents to, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Competitive Proposal. CompuServe shall not, nor shall it permit any of the CompuServe Entities to, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of the CompuServe Entities to, directly or indirectly, (A) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Competitive Proposal or (B) participate in any discussions or negotiations regarding any Competitive Proposal. "Competitive Proposal" means any inquiry, proposal or offer from any Person relating to any direct or indirect acquisition or purchase of 10% or more of the assets of CompuServe and the CompuServe Entities or 10% or more of any class of equity securities of CompuServe or any of the CompuServe Entities, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 10% or more of any class of equity securities of CompuServe or any of the CompuServe Entities, any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving CompuServe or any of the CompuServe Entities, other than the transactions contemplated by this Agreement and the Stockholders Agreement, or any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or which would reasonably be expected to dilute materially the benefits to WorldCom of the transactions contemplated by this Agreement and the Stockholders Agreement.

     (ii) Except to the extent the Board of Directors of CompuServe determines it is required to do otherwise in accordance with its fiduciary duties, neither the Board of Directors of CompuServe nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to WorldCom, the approval or recommendation by such Board of Directors or such committee of the CompuServe Proposal. Neither the Board of Directors nor any committee thereof shall approve or recommend, or propose publicly to approve or recommend, any Competitive Proposal or cause CompuServe to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to a Competitive Proposal. Any such withdrawal or modification of the recommendation of the CompuServe Proposal shall not change the approval of the Board of Directors of CompuServe for purposes of causing Section 203 of the DGCL to be inapplicable to the CompuServe Proposal or the status of WorldCom and WAC as other than an "Acquiring Person" under the CompuServe Rights Agreement and shall not directly or indirectly cause a "Shares Acquisition Date" or a "Distribution Date" (as such terms are defined in the CompuServe Rights Agreement) to occur.

     (iii) In addition to the obligations of CompuServe set forth in paragraphs
(a)(i) and (a)(ii) of this Section 8.14, CompuServe shall immediately advise WorldCom orally and in writing of any request for information or of any Competitive Proposal, the material terms and conditions of such request or Competitive Proposal and the identity of the person making such request or Competitive Proposal. CompuServe will keep WorldCom fully informed of the status and details (including amendments or proposed amendments) of any such request or Competitive Proposal.

     (b) (i) H&R Block shall, and shall direct and use reasonable efforts to cause its officers, directors, employees, representatives and agents to, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Competitive Proposal. H&R Block shall not, nor shall it permit any of the H&R Block Entities to, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of the H&R Block Entities to, directly or indirectly, (A) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Competitive Proposal or (B) participate in any discussions or negotiations regarding any Competitive Proposal.

     (ii) In addition to the obligations of H&R Block set forth in paragraph
(b)(i) of this Section 8.14, H&R Block shall immediately advise WorldCom orally and in writing of any request for information or of any Competitive Proposal, the material terms and conditions of such request or Competitive Proposal and the identity of the person making such request or Competitive Proposal. H&R Block will keep WorldCom fully informed of the status and details (including amendments or proposed amendments) of any such request or Competitive Proposal.

     (c) Nothing contained in this Section 8.14 shall prohibit CompuServe from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to its stockholders if, in the good faith judgment of the Board of Directors of CompuServe, after consultation with outside counsel, failure so to disclose would be inconsistent with its fiduciary duties to CompuServe's stockholders, under applicable law; provided, however, neither CompuServe nor its Board of Directors nor any committee thereof shall, except as permitted by Section 8.14(a)(ii), as applicable, withdraw or modify, or propose publicly to withdraw or modify, its position with respect to the CompuServe Proposal or approve or recommend, or propose publicly to approve or recommend, a Competitive Proposal.

     8.15 Other Actions. Unless such action or omission is required by applicable law or otherwise contemplated or permitted by this Agreement (including the assignment of the Online Services Business), neither H&R Block, Block Group, nor CompuServe, nor WorldCom nor WAC shall knowingly or intentionally take any action or omit to take any action, if such action or omission would, or reasonably might be expected to, result in any of the representations and warranties set forth herein being or becoming untrue or inaccurate or any of the conditions to the Merger set forth in this Agreement or to transactions contemplated by the Stockholders Agreement not being satisfied, or would adversely affect the ability of CompuServe, Block Group, H&R Block, WorldCom or WAC to obtain any consents or approvals required of it for the consummation of the transactions contemplated by this Agreement and the Stockholders Agreement, without imposition of a condition or restriction which would have a Material Adverse Effect, or would, or might reasonably be expected to, materially delay or prevent the holding of the CompuServe Stockholders Meeting or the taking of a vote thereat, the filing and clearance of the CompuServe Proxy Statement or the filing and effectiveness of the Registration Statement or would, or might reasonably be expected to, otherwise materially impair the ability of H&R Block, Block Group, CompuServe, WorldCom or WAC to consummate the transactions contemplated by this Agreement and the Stockholders Agreement, in accordance with the terms of this Agreement and the Stockholders Agreement or materially delay any such consummation.

     8.16 Cooperation. Each of H&R Block, Block Group, CompuServe, WorldCom and WAC shall use its best efforts (i) to cooperate with each other in determining whether any filings are required to be made or consents are required to be obtained in any jurisdiction prior to the Closing (and the closing under the Stockholders Agreement), in connection with the consummation of the transactions contemplated hereby and thereby and cooperate in making any such filings promptly and in seeking to obtain any such consents in a timely manner, or (ii) to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements which may be imposed by agency or court order on such party (or any subsidiaries or other Affiliates of such party) with respect to this Agreement and the Stockholders Agreement, and (iii) to take, or cause to be taken, all actions necessary to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and/or any other public entity which is required to be obtained or made by such party or any of its subsidiaries or other Affiliates in connection with this Agreement and the Stockholders Agreement and the transactions contemplated hereby and thereby. H&R Block and CompuServe shall reasonably cooperate with WorldCom in furnishing financial information relating to the Online Services Business, the network services business and any other business of CompuServe for periods prior to the Closing to the extent such information may be required to prepare financial information required to be filed under the Securities Act, the Exchange Act or the rules and regulations promulgated by the SEC thereunder.

     8.17 CompuServe and CompuServe Entity Employees. (a) All current employees of CompuServe or a CompuServe Entity ("CompuServe Employees") as of the Closing shall be employed, immediately after the Closing, by CompuServe or a CompuServe Entity. On and after the Closing, WorldCom shall honor, and cause CompuServe to honor, all provisions of all employment or severance agreements or plans in effect for CompuServe Employees (or any former employee of CompuServe or any CompuServe Entity) as of the Closing. H&R Block, Block Group and CompuServe jointly and severally represent and warrant that Schedule 8.17 is a complete list of all such employment and severance agreements and plans existing as of the date hereof (the "Schedule 8.17 Agreements"). Notwithstanding the foregoing, at any time after the Closing, the employment of any CompuServe Employee may be terminated and any Schedule 8.17 Agreement may be amended or terminated in accordance with its terms; provided, however, that WorldCom agrees that it shall not, either directly or indirectly through control of CompuServe or any CompuServe Entity, provide notice of a materially adverse amendment or termination of any CompuServe severance plan, policy or agreement described in
Schedule 8.17 for a period of twelve months following the Closing Date.

     (b) WorldCom, following the Closing Date, shall permit such CompuServe Employees who are retained as CompuServe or CompuServe Entity employees or become WorldCom employees thereafter, and who were participating in CompuServe Benefit Plans immediately prior to the Closing Date, to participate in corresponding employee compensation and benefit plans, programs, policies and fringe benefits (including severance and post-employment benefits, if any) of WorldCom which shall, in the aggregate, provide the CompuServe Employees with benefits that are comparable to those provided under the CompuServe Benefit Plans as of the Closing Date and substantially in accordance with the eligibility criteria thereof, which shall be of general applicability, it being understood that such plans, programs, policies and fringe benefits after the Closing will be those of WorldCom immediately before the Closing and it being further understood that such plans, programs, policies or fringe benefits may not be materially and adversely amended, terminated or discontinued for a period of six months following the Closing Date unless otherwise required by applicable law. Notwithstanding the foregoing, (i) WorldCom may continue (or cause CompuServe to continue after the Closing) one or more of the CompuServe Benefit Plans, and WorldCom will be deemed to have satisfied its obligations under this
Section 8.17(b) with respect to the type of benefits provided under such CompuServe Benefit Plan(s) and (ii) WorldCom agrees that it will not, either directly or indirectly through its control of CompuServe, amend in any material respect or terminate the CompuServe Deferred Compensation Plan for a period of six months following the Closing Date. WorldCom shall credit prior service of CompuServe Employees with CompuServe or any CompuServe Entity, as applicable, for purposes of determining the vesting, eligibility, waiting periods or qualification of or participation of such employees under WorldCom's benefit programs and any successor benefit programs to the extent that such prior service was recognized under such CompuServe Benefit Plans (which shall include severance, if any, and vacation pay plans but shall not include stock option or award plans and shall not result in duplication of benefits); such prior service credited under a WorldCom benefit program shall include service with other entities to the extent that such service is credited by CompuServe or any CompuServe Entity for purposes of any CompuServe Benefit Plan similar to such WorldCom benefit plan. Any WorldCom benefit plan which is a Block Group health plan within the meaning of Section 5000(b) of the Code shall waive all pre-existing condition limitations with respect to the CompuServe Employees. WorldCom agrees that the vacation benefits of the CompuServe Employees that have accrued and are unused as of the Closing Date (including vacation days carried over in accordance with the CompuServe vacation policy) shall be carried over for use after the Closing Date in accordance with the CompuServe vacation policy so long as such policy remains in effect.

     (c) The parties hereto acknowledge and agree that (i) the consummation of the transactions contemplated by this Agreement shall constitute a "change in control" of CompuServe for purposes of the CompuServe Benefit Plans (including the Schedule 8.17 Agreements) and (ii) the resignation of any officer or director of CompuServe in his or her position as such pursuant to Section 8.12 of this Agreement shall not be treated as a voluntary termination of employment of such officer or director for purposes of any Section 8.17 Agreement and will not otherwise adversely affect the material rights of such officers or directors under any Section 8.17 Agreement.

     (d) Notwithstanding the provisions of Section 8.17(a), (b) and (c) or any other provision of this Agreement, in the event WorldCom assigns or transfers the Online Services Business to AOL (or its Affiliate or assignee), WorldCom shall have no obligation hereunder to provide any employment, compensation or benefits to any former employee of the Online Services Business, but WorldCom shall provide, in the documents relating to such assignment or transfer, that AOL (or such Affiliate or assignee) shall provide benefits to such employees which are substantially equivalent in value to the benefits otherwise called for under paragraph (b) above.

     8.18 CompuServe Name. Each of H&R Block and Block Group acknowledges that the name "CompuServe," whether alone or in combination with one or more other words, and including any abbreviations or derivations of such name, is an asset of CompuServe and will be an asset solely of CompuServe immediately following the Closing. Nothing in this Agreement constitutes a license or transfer of rights in or with respect to the word "CompuServe" or any such abbreviation or derivation to H&R Block, Block Group or any other Person (except WorldCom) after the Closing and neither H&R Block, Block Group nor any such other Person shall use or purport to use, license or otherwise transfer the word "CompuServe" or any such abbreviation or derivation for any business purpose after the Closing. Following the Closing, each of H&R Block and Block Group agrees to take all actions and to execute all documents and certificates as WorldCom may reasonably request to effectuate the intention of this Section 8.18.

     8.19 Affiliate Letters. At least 30 days prior to the Closing Date, H&R Block, Block Group and CompuServe shall deliver to WorldCom a list of names and addressees of those persons who were, in the reasonable judgment of H&R Block, Block Group or CompuServe, as the case may be, at the record date for the CompuServe Stockholders Meeting, "affiliates" (each such Person, a "Rule 145 Affiliate") of either H&R Block, Block Group or CompuServe within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act. H&R Block and Block Group shall execute and deliver, and H&R Block, Block Group and CompuServe shall use all reasonable efforts to deliver or cause to be delivered to WorldCom, prior to the Closing Date, from each of their respective Rule 145 Affiliates identified in the foregoing list, an Affiliate Letter in the form attached as Exhibit C. WorldCom shall be entitled to place legends as specified in such Affiliate Letters on the certificates evidencing any WorldCom Common Shares to be received by such Rule 145 Affiliates pursuant to the Merger and terms hereof, and to issue appropriate stop transfer instructions to the transfer agent for the WorldCom Common Shares, consistent with the terms of such Affiliate Letters.

     8.20 Noncompete and Nonsolicitation Agreement. Subject to the satisfaction of the conditions to its obligations in Article X, below, each of H&R Block and Block Group shall execute and deliver to WorldCom at the Closing, without further consideration, a noncompete and nonsolicitation agreement in substantially the form attached hereto as Exhibit D (the
"Noncompete/Nonsolicitation Agreement").

     8.21 Facilities Agreements. H&R Block hereby agrees that, for a period of two years following the Closing, it will not terminate any of the sublease agreements in effect on the date of this Agreement between H&R Block or a H&R Block Entity, as sublessor, and CompuServe or a CompuServe Entity, as sublessee, governing the use by CompuServe or such CompuServe Entity of office space for the operation of communications processors and attendant equipment, provided, however, that H&R Block or such H&R Block Entity may terminate any such agreement in accordance with its terms if (i) H&R Block's or such H&R Block Entity's tenancy under the applicable master lease agreement is terminated at any time or (ii) CompuServe or such CompuServe Entity defaults in payment of rent reserved under such sublease or shall materially breach or violate any other term, covenant or condition of such sublease or of the applicable master lease agreement.

     8.22 SEC and Stockholder Filings. Each of CompuServe and WorldCom shall send to the other a copy of all material public reports and materials as and when it sends the same to its stockholders, the SEC or any state or foreign securities commission.

     8.23 Takeover Statutes. If any "fair price," "moratorium," "business combination," "control share acquisition" or other similar antitakeover statute or regulation enacted under state or federal laws in the United States (each a "Takeover Statute"), including Section 203 of the DGCL, is or may become applicable to the Merger or the Stockholders Agreement, CompuServe, H&R Block and the members of their respective Boards of Directors will grant such approvals, and take such actions as are necessary so that the transactions contemplated by this Agreement and the Stockholders Agreement may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated hereby or thereby.

     8.24 Comfort Letters. (a) Upon the request of WorldCom, CompuServe shall use reasonable business efforts to provide to WorldCom prior to the Effective Time "comfort letters" from the independent certified public accountants for CompuServe and the CompuServe Entities dated the date on which the Registration Statement, or last amendment thereto, shall become effective, and dated the Closing Date, addressed to the Board of Directors of each of CompuServe and WorldCom, covering such matters as WorldCom shall reasonably request with respect to facts concerning the financial condition of CompuServe and the CompuServe Entities and customary for such certified public accountants to deliver in connection with a transaction similar to the Merger.

     (b) Upon the request of CompuServe, WorldCom shall use reasonable business efforts to provide to CompuServe prior to the Effective Time "comfort letters" from the independent certified public accountants for WorldCom and the WorldCom Entities dated the date on which the Registration Statement, or last amendment thereto, shall become effective, and dated the Closing Date, addressed to the Board of Directors of CompuServe and WorldCom, covering such matters as CompuServe shall reasonably request with respect to facts concerning the financial condition of WorldCom and the WorldCom Entities and customary for such certified public accountants to deliver in connection with a transaction similar to the Merger.

     8.25 Interim Conduct of WorldCom. WorldCom covenants and agrees with H&R Block, Block Group and CompuServe that, except (i) as contemplated in this Agreement, or (ii) with the prior written consent of H&R Block, which consent shall not be unreasonably withheld, after the date hereof and until the earlier of the termination of this Agreement pursuant to Article XI and the Closing
Date:

          (a) WorldCom will not declare, set aside or pay any dividend or other distribution payable in cash, stock, securities or property other than cash or stock dividends on preferred stock or stock dividends;

          (b) WorldCom will not adopt a plan of complete or partial liquidation, dissolution or recapitalization of WorldCom; and

          (c) Neither WorldCom nor any WorldCom Entity will enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing.

     8.26 Stock Options. WorldCom and CompuServe hereby agree that all CompuServe Stock Options, including all rights, options or similar rights to acquire CompuServe Common Stock, shall be canceled as of the Effective Time without any further liability or obligation of CompuServe thereunder in accordance herewith. On or as soon as practicable following the date of this Agreement and prior to the Effective Time, the Board of Directors of CompuServe (or, if appropriate, any committee administering the CompuServe Stock Option Plans), shall adopt such resolutions or take such other actions as may be required to cause all CompuServe Stock Options not previously exercised in accordance with their terms to be canceled effective immediately prior to the Effective Time (or earlier if permitted under the terms thereof), and only entitle the holders thereof, upon surrender thereof, to receive an amount in cash as set forth on Schedule 8.26 (the "CompuServe Stock Option Payments").

                                   ARTICLE IX

                                  TAX MATTERS

     9.1 Section 338 Election. (a) The parties intend that the acquisition of CompuServe by WorldCom through the Merger will constitute a qualified stock purchase within the meaning of Section 338(d)(3) of the Code. In order to effectuate such intent:

          (i) Block Group acknowledges that pursuant to the terms of this Agreement, as a consequence of the Merger it has the right to receive in exchange for its shares of CompuServe Common Stock either (A) shares of WorldCom Common Stock or (B) both shares of WorldCom Common Stock and cash, as provided in Section 1.3(a)(ii) above, in either case subject to receipt of cash in lieu of fractional shares as provided in Section 1.3(b) above. In order to allow the transaction contemplated by this Agreement to constitute a qualified stock purchase under Section 338 of the Code and not a tax-free reorganization, by executing this Agreement Block Group hereby elects to receive both shares of WorldCom Common Stock and cash, as provided in Section 1.3(a)(ii), and agrees that such election shall be irrevocable.

          (ii) H&R Block (as the common parent of the selling consolidated group within the meaning of Section 338(h)(10) of the Code), WorldCom and CompuServe shall jointly make timely and irrevocable elections under
     Section 338(h)(10) of the Code (which elections shall be made with respect to the CompuServe and each of the eligible CompuServe Entities requested by WorldCom) and, if permissible, similar elections under any applicable state, local or foreign income tax laws (jointly, the "Elections"). H&R Block and WorldCom agree to report the transfer of the CompuServe Common Shares (and the deemed sale of the shares of the affected CompuServe Entities) under this Agreement consistent with such Election and agree not to take any action that could cause such Election to be invalid, and shall take no position contrary thereto unless required to do so pursuant to a determination (as defined in Section 1313(a) of the Code or any similar state, local or foreign tax provision).

     (b) (i) To the extent possible, WorldCom, H&R Block, and CompuServe agree to execute at the Closing any and all forms necessary to effectuate the Election (including Internal Revenue Service Form 8023-A and any similar forms under applicable state, local and foreign income tax laws (the "Section 338 Forms")). In the event, however, any Section 338 Forms are not executed at the Closing, WorldCom, H&R Block and CompuServe agree to prepare and complete each such
Section 338 Form no later than 10 Business Days prior to the date such Section 338 Form is required to be filed. H&R Block and WorldCom shall each cause the
Section 338 Forms to be duly executed by an authorized person for H&R Block and WorldCom, in each case, and shall duly and timely file the Section 338 Forms in accordance with applicable tax laws and the terms of this Agreement.

          (ii) As soon as practicable after the Closing Date, WorldCom shall deliver to H&R Block a written notice setting forth (with reasonable specificity) WorldCom's good faith calculation of (1) the Modified Aggregate Deemed Sales Price (as defined below) and the allocation thereof among the assets of CompuServe and of the affected CompuServe Entities in accordance with the principles of Treasury Regulation sec.1.338(h)(10)-1(f)(1)(ii) and (2) the adjusted grossed-up basis of the assets of CompuServe and of the assets of the affected CompuServe Entities pursuant to Treasury Regulation sec.1.338(h)(10)-1(e)(5) (the "Deemed Purchase Price") (collectively, "Buyer's Allocation"). Within 20 Business Days after receipt thereof, H&R Block shall deliver to WorldCom written notice indicating whether H&R Block agrees or disagrees with Buyer's Allocation. If H&R Block agrees with Buyer's Allocation or if H&R Block fails to deliver such written notice within such 20 Business Days, Buyer's Allocation shall constitute the "Agreed Allocation." If H&R Block provides timely written notice to WorldCom of any disagreement with Buyer's Allocation, the Agreed Allocation shall be determined through the Tax Settlement Procedure. Except as determined to the contrary by the appropriate taxing authority upon an audit of its (or its Affiliates') Tax Returns, each of H&R Block, CompuServe, the affected CompuServe Entities and WorldCom shall file all Tax Returns consistent with the Agreed Allocation. For purposes of this Section 9.1, the term "Modified Aggregate Deemed Sales Price" shall mean the amount resulting from the Elections, determined pursuant to Treasury Regulation sec.1.338(h)(10)-1(f) without regard to items described in Treasury Regulation sec.1.338(h)(10)-1(f)(4)(ii) (it being understood that H&R Block may take such items into account in filing Tax Returns).

     (c) For purposes of this Agreement, the "Tax Settlement Procedure" is as follows:

          Upon receipt by H&R Block or by WorldCom, as the case may be (the "Calculating Party"), of notice from the other party (the "Disputing Party") of disagreement with any Tax calculation or determination supplied by the Calculating Party, the Calculating Party and the Disputing Party shall begin good faith negotiations to resolve such disagreement. If the Calculating Party and the Disputing Party are able to resolve such disagreement within ten Business Days after the Calculating Party's receipt of notice of disagreement (or any longer period mutually agreed to by the parties), the relevant amount will become the amount agreed upon by the Calculating Party and the Disputing Party. If the Calculating

     Party and the Disputing Party are unable to resolve any disagreement within ten (10) Business Days after the Calculating Party's receipt of notice of disagreement, the Calculating Party and the Disputing Party shall jointly request the national office of Arthur Andersen LLP, or, if such firm is unavailable, another independent nationally recognized auditing firm selected by the parties (the "Tax Settlement Auditor") to resolve any issue in dispute as soon as possible and shall cooperate with the Tax Settlement Auditor to resolve such dispute. The Tax Settlement Auditor shall make a determination with respect to all disputed issues, which determination shall be set forth in a written report delivered to the Calculating Party and the Disputing Party. The Calculating Party and the Disputing Party shall each pay one-half of the fees and expenses of the Tax Settlement Auditor with respect to such determination.

     9.2 Tax Indemnification. (a) H&R Block and the H&R Block Entities (other than CompuServe and the CompuServe Entities) jointly and severally shall be responsible for, shall pay or cause to be paid, and shall indemnify and hold harmless WorldCom and WAC and, after the Closing, CompuServe and the CompuServe Entities (subject to the obligations of CompuServe and the CompuServe Entities to make payments under Section 9.2(j)) and each of their respective successors-in-interest from and against any and all Losses and Expenses for or in respect of each of the following:

          (i) Any and all Taxes with respect to any taxable period of CompuServe or any of the CompuServe Entities (or any predecessor) ending on or before the Closing Date (including any and all Taxes arising as a result of the Elections), but excluding any transactions occurring after the Closing (other than the Elections) which are not related to the Merger and the other transactions contemplated by this Agreement ("Excluded Transactions");

          (ii) Any and all Taxes resulting from CompuServe or any of the CompuServe Entities (or any predecessor) having been (or ceasing to be) included in any affiliated, consolidated, combined or unitary Tax Return that included CompuServe or any of the CompuServe Entities (or any predecessor) for any taxable period (or portion thereof) ending on or before the Closing Date (including any liability for Taxes resulting from an acceleration of an "intercompany transaction" within the meaning of Treasury Regulation sec.1.1502-13(d), any deferred income triggered by Treasury Regulation sec.1.1502-14, and any excess loss accounts taken into income under Treasury Regulation sec.1.1502-19 or any analogous or similar provisions under state, local or foreign law or any predecessor provision or regulation) that occurred on or before the Closing Date (but excluding the Excluded Transactions);

          (iii) Any and all Taxes of any member of an affiliated, consolidated, combined or unitary group (other than CompuServe or any CompuServe Entity) of which CompuServe or any CompuServe Entity (or any predecessor) is or was a member on or prior to the Closing Date, by reason of the liability of CompuServe or any CompuServe Entity (i) pursuant to Treasury Regulation sec.1.1502-6(a) or any analogous or similar state, local or foreign law or regulation, (ii) as a transferee or successor, or (iii) by contract or otherwise (including under any Tax sharing, Tax indemnity, Tax allocation or similar contracts (whether or not written) to which CompuServe or any of the CompuServe Entities, any predecessor of CompuServe or any of the CompuServe Entities, or any transferor to CompuServe or any of the CompuServe Entities, is a party or is obligated thereunder;

          (iv) Any and all Employment and Withholding Taxes with respect to all periods prior to and as of the Closing Date;

          (v) To the extent not previously paid, any and all real property Taxes allocable to CompuServe or any CompuServe Entity (or any predecessor) pursuant to Section 9.2(c) hereof (excluding real property Taxes resulting from the Excluded Transactions and any increase in real property Taxes arising from a revaluation of the property as a result of the sale of the CompuServe Common Shares or the Elections);

          (vi) Any and all Taxes allocable to H&R Block, CompuServe or any CompuServe Entity pursuant to Section 9.2(c) hereof and not previously paid thereunder; and

          (vii) Any breach of any representation or warranty contained in
     Section 3.10 or of any covenant of H&R Block or any other H&R Block Entity contained in Section 9.2.

     (b) WorldCom agrees to indemnify and hold harmless H&R Block and the other H&R Block Entities from and against (and H&R Block and the other H&R Block Entities shall have no liability under Section 9.2(a) on account of) any and all Losses and Expenses for or in respect of any and all Taxes of CompuServe or any of the CompuServe Entities (or any predecessor) that are not described in
Section 9.2(a) (including Taxes resulting from an Excluded Transaction).

     (c) H&R Block and WorldCom shall, to the extent permitted by applicable law, elect with the relevant taxing authority to close the taxable period of CompuServe and the CompuServe Entities on the Closing Date. In any case where applicable law does not permit CompuServe or any CompuServe Entity to close its taxable year on the Closing Date (and in the case of Taxes described in Section 9.2(a)(v)), Taxes attributable to the taxable period of CompuServe or any CompuServe Entity beginning on or before and ending after the Closing Date shall be allocated (i) to H&R Block for the period up to and including the Closing Date (excluding any Excluded Transaction and any increase in real property Taxes arising from a revaluation of the property as a result of the merger or the Elections), and (ii) to WorldCom, CompuServe or any CompuServe Entity, as appropriate, for the period subsequent to the Closing Date (including any Excluded Transaction and any increase in real property Taxes arising from a revaluation of the property as a result of the merger or the Elections). Any allocation required to determine any Taxes attributable to any period beginning on or before and ending after the Closing Date (including any Taxes resulting from a Tax audit or administrative or court proceeding) shall be made by means of a closing of the books and records of CompuServe and the CompuServe Entities as of the close of business on the Closing Date, excluding any Excluded Transaction, and, to the extent not susceptible to such allocation, by apportionment on the basis of elapsed days, except that extraordinary items described in Treasury Regulation sec.1.1502-76(b)(2)(ii)(C) shall be allocated to the day that they are taken into account. Real property Taxes (excluding those arising from any Excluded Transaction and any increase in such Taxes arising from a revaluation of the property as a result of the merger or the Elections) shall be allocated on the basis of elapsed days.

     (d) (i) Promptly after receipt by WorldCom, WAC, CompuServe or any of the CompuServe Entities of written notice of the assertion or commencement of any claim, audit, examination, or other proposed change or adjustment by any taxing authority concerning any Tax covered by Section 9.2(a) (each a "Tax Claim"), WorldCom shall notify H&R Block. Such notice shall contain factual information (to the extent known by WorldCom, CompuServe or any of the CompuServe Entities) describing the asserted Tax Claim in reasonable detail and shall include copies of any notice or other document received from any taxing authority in respect of any such asserted Tax Claim. The failure of WorldCom to give H&R Block prompt notice as provided herein shall not relieve H&R Block of any of its obligations under Section 9.2, except and only to the extent that H&R Block is materially prejudiced by such failure.

     (ii) H&R Block shall promptly notify WorldCom of the commencement of any claim, audit, examination or other proposed change or adjustment by any taxing authority which could reasonably be expected to affect the liability of CompuServe or any of the CompuServe Entities for Taxes. Such notice shall contain factual information (to the extent known by H&R Block or any H&R Block Entities) describing the asserted Tax Claim in reasonable detail and shall include copies of any notice or other document received from any taxing authority in respect of any such asserted Tax Claim. The failure of H&R Block to give WorldCom prompt notice as provided herein shall not relieve WorldCom of any of its obligations under Section 9.2, except and only to the extent that WorldCom or any of the WorldCom Entities (including CompuServe and any of the CompuServe Entities) is materially prejudiced by such failure.

     (iii) H&R Block shall have the sole right to represent CompuServe's or any of the CompuServe Entities' interests in any Tax audit or administrative or court proceeding relating to any Tax covered by Section 9.2(a) and to employ counsel of its choice, provided that if the results of such Tax audit or proceeding could reasonably be expected to be material to WorldCom, CompuServe, any of the CompuServe Entities or their Affiliates for any taxable period including or ending after the Closing Date, then H&R Block and WorldCom shall jointly control the defense and settlement of any such Tax audit or proceeding and each party shall cooperate with the other party at its own expense and there shall be no settlement or closing or other agreement with respect thereto without the consent of the other party, which consent shall not be unreasonably withheld; provided, however, for a Tax audit or proceeding with respect to any Seller

Consolidated and Combined Return, WorldCom shall only be entitled to participate actively with respect to those issues as to which they have an interest and not control jointly the settlement of the entire audit. H&R Block shall promptly notify WorldCom if it decides not to control the defense or settlement of any such Tax audit or administrative or court proceeding and WorldCom thereupon shall be permitted to defend and settle such Tax audit or proceeding.

     (e) (i) H&R Block shall properly prepare or cause to be properly prepared, and shall timely file or cause to be timely filed, (x) all Tax Returns which include CompuServe or any CompuServe Entities required to be filed on or before the Closing Date, and (y) all Tax Returns which include CompuServe or any CompuServe Entities or their assets or operations for all taxable periods of CompuServe and of the CompuServe Entities ending on or before the Closing Date (which Tax Returns shall include CompuServe and the CompuServe Entities and the reportable items from the assets or operations of CompuServe and the CompuServe Entities through and including the Closing Date). Such Tax Returns (insofar as they relate to CompuServe or any of the CompuServe Entities) shall be prepared in a manner consistent with past practices and prior audit adjustments and H&R Block shall pay or cause to be paid all Taxes shown as due on such Tax Returns or otherwise levied or assessed upon CompuServe or any of the CompuServe Entities or any of their assets on or prior to the Closing Date. Insofar as they relate to CompuServe and the CompuServe Entities, such Tax Returns shall be provided to WorldCom for WorldCom's review and comment 20 Business Days prior to filing, and WorldCom shall be entitled to suggest to H&R Block any reasonable changes to such Tax Returns, which suggestions may be rejected by H&R Block in its discretion. H&R Block shall, subsequent to the Closing Date, provide written notice to WorldCom of its intent to file any amended Tax Return or claim for refund with respect to any taxable period ending on or prior to the Closing Date that could reasonably be expected to be material to WorldCom, CompuServe, any of the CompuServe Entities, or their Affiliates for any taxable period including or ending after the Closing Date, and H&R Block shall not make such filing without the consent of WorldCom, which consent shall not be unreasonably withheld.

     (ii) Except as set forth in clause (i) above, WorldCom shall be responsible for the filing and payment (subject to WorldCom's right to indemnification to the extent provided in Section 9.2(a)) of all other Tax Returns required to be filed after the Closing Date by or on behalf of CompuServe and any of the CompuServe Entities, or with respect to their assets and operations. WorldCom shall, subsequent to the Closing Date, provide written notice to H&R Block of its intent to file any amended Tax Return that could reasonably be expected to be material to H&R Block, and WorldCom shall not make such filing without the consent of H&R Block, which consent shall not be unreasonably withheld.

     (iii) With respect to any Tax Return required to be filed by WorldCom for a taxable period of CompuServe or any of the CompuServe Entities beginning on or before the Closing Date and ending after the Closing Date, WorldCom shall deliver, at least 30 Business Days prior to the due date for filing such Tax Return (including extensions), to H&R Block a statement setting forth the amount of Tax allocated to H&R Block pursuant to Section 9.2(c), (the "Tax Statement") and copies of such Tax Returns, and WorldCom shall cause CompuServe and the CompuServe Entities to pay all Taxes shown as due on such Tax Returns. H&R Block shall have the right to review such Tax Return and the Tax Statement prior to the filing of such Tax Return and to suggest to WorldCom any reasonable changes to such Tax Returns. Any disagreement between the parties will be resolved through the Tax Settlement Procedure. If the Tax Settlement Auditor is unable to make a determination with respect to any disputed issue within five Business Days prior to the due date (including extensions) for the filing of the Tax Return in question, then WorldCom may file such Tax Return on the due date (including extensions) therefor without such determination having been made and without H&R Block's consent. Notwithstanding the filing of such Tax Return, the Tax Settlement Auditor shall make a determination with respect to any disputed issue, and the amount of Taxes that are allocated to H&R Block pursuant to
Section 9.2(c) or Section 9.2(a)(v), as the case may be, shall be as determined by the Tax Settlement Auditor. The fees and expenses of the Tax Settlement Auditor shall be paid one-half by WorldCom, on the one hand, and one-half by H&R Block, on the other. Nothing in this Section 9.2(e)(iii) shall excuse H&R Block from its indemnification obligations pursuant to Section 9.2 hereof if the amount of Taxes as ultimately determined (on audit or otherwise), for the periods covered by such Tax

Returns and which are allocable to H&R Block pursuant to Section 9.2(c) or
Section 9.2(a)(v), as the case may be, exceeds the amount determined under this
Section 9.2(e)(iii).

     (iv) H&R Block and WorldCom shall cooperate fully with each other and make available to each other in a timely fashion such Tax data and other information as may be reasonably required by H&R Block or WorldCom for the preparation and timely filing of any Tax Returns required to be prepared and filed by H&R Block, WorldCom, CompuServe or any CompuServe Entity hereunder (or by AOL as assignee of the Online Services Business) or in connection with the preparation or filing of any election, claim for refund, consent or certification.

     (f) H&R Block and WorldCom shall provide to each other, and WorldCom shall cause CompuServe and the CompuServe Entities to provide to H&R Block, full access, at any reasonable time and from time to time, at the business location at which the books and records are maintained, after the Closing Date, to such Tax data of CompuServe and the CompuServe Entities as H&R Block or WorldCom, as the case may be, may from time to time reasonably request and shall furnish, and request the independent accountants and legal counsel of H&R Block, WorldCom, CompuServe and the CompuServe Entities to furnish to H&R Block, WorldCom, CompuServe and the CompuServe Entities as the case may be, such additional Tax and other information and documents in the possession of such persons as H&R Block, WorldCom, CompuServe and the CompuServe Entities may from time to time reasonably request.

     (g) Any claim for indemnity hereunder may be made at any time prior to 60 Business Days after the expiration of the applicable Tax statute of limitations with respect to the relevant taxable period (including all extensions obtained, whether automatic or permissive).

     (h) The party seeking indemnification or other payment pursuant to this
Section 9.2 shall give the other party written notice of claim for indemnification or payment, which notice shall include a calculation of the amount of the requested indemnity or other payment and shall furnish to the other party copies of all books, records and other information reasonably requested by the other party to the extent necessary to substantiate such claim and verify the amount thereof. If reasonably necessary in order to make or substantiate a claim (or to determine if a claim should be made), each party shall be permitted access to the other party's books, records and other information in connection therewith. The party requested to make any indemnity or other payment pursuant to this Section 9.2 shall deliver to the party requesting payment, within 20 Business Days after receiving both the foregoing notice and all books, records and other information reasonably requested by it, a detailed statement describing its objections (if any) thereto. Any such objections will be resolved through the Tax Settlement Procedure.

     (i) H&R Block shall be responsible for, shall pay or cause to be paid, and shall indemnify and hold harmless WorldCom, WAC, CompuServe, and the CompuServe Entities, from and against any Losses and Expenses arising after the Closing Date arising under any Tax sharing, Tax indemnity, Tax allocation or similar contracts (whether or not written) to which CompuServe or any of the CompuServe Entities, any predecessor of CompuServe or any of the CompuServe Entities, or any transferor to CompuServe or any of the CompuServe Entities, is a party or is obligated thereunder (other than the tax sharing agreement between H&R Block and CompuServe dated April 22, 1996), in each case on or prior to the Closing Date. None of WorldCom, WAC, CompuServe or any of the CompuServe Entities shall have any liability pursuant to any such agreement after the Closing Date.

     (j) All Tax sharing agreements between H&R Block and CompuServe shall be terminated as of the Closing Date except for the Tax Sharing Agreement between CompuServe and H&R Block dated April 22, 1996, as currently in effect, which shall continue to apply as provided therein, except to the extent inconsistent with the provisions of this Section 9.2, it being the intent of the parties that CompuServe shall be entitled to all the benefits payable and shall be subject to all the liabilities under that agreement (subject to adjustment as provided therein) with respect to the taxable periods it was a member of the H&R Block Group (as defined in that agreement); provided, however, any amounts due and payable under that agreement shall be computed without taking into account the Taxes resulting from the Elections (i.e., as though the Elections were not made) to the extent such Tax liabilities are subject to indemnification under Section 9.2.

     9.3 Tax Related Adjustments. (a) H&R Block and WorldCom agree that any indemnity payment made under this Agreement shall be treated by the parties on their Tax Returns as an adjustment to the Exchange Ratio. If, notwithstanding such treatment by the parties, any indemnity payment is determined to be taxable to (i) H&R Block (other than as an adjustment to the Exchange Ratio) or (ii) WorldCom, WAC, CompuServe or any CompuServe Entity, for federal income Tax purposes by the IRS, the indemnifying party shall indemnify the indemnified party for any additional federal income Taxes payable by the indemnified party by reason of the receipt or accrual of such indemnity payment (including any payments under this Section 9.3).

     (b) An indemnity payment otherwise due and payable hereunder shall be decreased (but not below zero) to the extent of any net actual reduction in federal income Tax liability that is actually realized by the indemnified party at the time of its payment of an indemnifiable loss.

     (c) WorldCom shall pay to H&R Block, any refund of any Tax for which H&R Block is responsible under Section 9.2(a) other than as a result of a carryback of any credit or deduction from a taxable year ending after the Closing Date. WorldCom shall pay to H&R Block such refund (including interest received thereon) (reduced by any actual Tax increase or actual Tax detriment to WorldCom, WAC, CompuServe or any of the CompuServe Entities as a result of the receipt thereof, but increased by any actual Tax benefit resulting from such payment) promptly upon receipt thereof by the recipient thereof. WorldCom shall, if H&R Block requests, cause the relevant entity to file for and obtain any refunds or equivalent amounts to which H&R Block is entitled under this Section 9.3(c), and WorldCom shall permit H&R Block to principally control the prosecution of any such refund claim, provided, however, that WorldCom must consent to any such refund claim, which consent may not be unreasonably withheld, and that any such refund claim shall be at the sole expense of the H&R Block.

     9.4 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) ("Transfer Taxes") incurred in connection with the effectuation of the Merger and all transactions pursuant to this Agreement (including the Elections) shall be shared equally by H&R Block and WorldCom. Any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared by H&R Block. At least 20 Business Days prior to the date such Tax Returns are to be filed, H&R Block shall provide copies of any such Tax Returns to WorldCom for WorldCom's review. Any dispute as to the amount of such Taxes shall be resolved in accordance with the Tax Settlement Procedure. H&R Block and WorldCom shall cooperate in the timely completion and filing of all such Tax Returns.

                                   ARTICLE X

                             CONDITIONS TO CLOSING

     10.1 Mutual Conditions. The respective obligations of each party to consummate the Merger shall be subject to the satisfaction, at or prior to the Closing, of the following conditions:

          (a) The holders of the requisite number of CompuServe Common Shares shall have duly and validly approved and adopted this Agreement;

          (b) Any mandatory waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act, any foreign competition law or similar law shall have expired or been terminated;

          (c) No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order, whether temporary, preliminary or permanent, which is in effect and which has or would have the effect of making the transactions contemplated by this Agreement illegal or restraining or prohibiting consummation of such transactions;

          (d) The Registration Statement shall have been declared effective, no stop order with respect to the Registration Statement shall be in effect, and no proceeding for that purpose shall have been instituted or threatened by the SEC;

          (e) The WorldCom Common Shares to be issued in connection with the Merger shall have been approved for quotation on NASDAQ, subject to official notice of issuance; and

          (f) There shall not have occurred and be continuing any general banking moratorium in the United States or any general suspension of trading of securities on any national stock exchange or in the over-the-counter market.

     10.2 Conditions to Obligations of WorldCom and WAC. The obligations of WorldCom and WAC to consummate the Merger shall be subject to the satisfaction, at or prior to the Closing, of the following conditions (any of which may be waived prior to the Closing by WorldCom):

          (a) The representations and warranties of H&R Block, Block Group and CompuServe set forth in this Agreement that are qualified by Material Adverse Effect or otherwise as to materiality shall be true and correct, and those that are not so qualified shall be true and correct except for failures to be true and correct as would not have a Material Adverse Effect on CompuServe, as of the date of this Agreement and as of the Closing as though made at and as of the Closing, except to the extent that such representations and warranties expressly relate to a specific earlier date (in which case such representations and warranties that are qualified by a Material Adverse Effect shall be true and correct, and those that are not so qualified shall be true and correct except for failures to be true and correct as would not, individually or in the aggregate, have a Material Adverse Effect on CompuServe, on and as of such earlier date). None of the representations or warranties regarding CompuServe or any of the CompuServe Entities contained in Article III, disregarding any qualifications regarding materiality (including any reference to Material, Material Adverse Change or Material Adverse Effect), shall be untrue or incorrect, except for such untrue or incorrect representations or warranties that, when taken together as a whole, do not constitute a Material Adverse Effect.

          (b) Neither CompuServe nor any CompuServe Entity shall have suffered a Material Adverse Change from the date of the CompuServe Balance Sheet to the Closing Date.

          (c) Each of the covenants and agreements of H&R Block, CompuServe and Block Group to be performed or observed at or prior to the Closing Date pursuant to the terms hereof shall have been duly performed or observed except where such failure would not have a Material Adverse Effect on CompuServe or would not materially impair the ability of H&R Block, Block Group or CompuServe to consummate the Merger and the other transactions contemplated hereby.

          (d) WorldCom shall have been furnished with certificates, executed by duly authorized officers of H&R Block, CompuServe and Block Group, as the case may be, dated the Closing Date, certifying as to the fulfillment of the conditions set forth in the immediately preceding clauses (a) and (c) and Section 10.1(a), which certificates shall constitute a restatement of each such party's representations and warranties as of the Closing Date, except to the extent a representation or warranty is specifically limited to a particular date.

          (e) WorldCom shall have received opinions of counsel to H&R Block, Block Group and CompuServe, dated as of the Closing Date, in form and substance reasonably satisfactory to WorldCom, covering the matters set forth in Exhibit E.

          (f) No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order, whether temporary, preliminary or permanent, which is in effect which would impose Material restrictions on the conduct of WorldCom's business or CompuServe's business following consummation of the Merger.

          (g) WorldCom shall have received the opinion of counsel to WorldCom, dated as of the Closing Date, in form and substance reasonably satisfactory to WorldCom, covering the Tax matters set forth in Exhibit F.

          (h) Each of H&R Block and Block Group shall have executed and delivered to WorldCom an Affiliate Letter in the form attached hereto as Exhibit C executed by an authorized officer of each of H&R Block and Block Group.

          (i) The Standstill Agreement shall have been duly and validly executed and delivered by each of H&R Block and Block Group to WorldCom and shall be a valid and binding obligation of each of H&R Block and Block Group enforceable against H&R Block and Block Group in accordance with its terms.

          (j) The Noncompete/Nonsolicitation Agreement in the form attached as Exhibit D shall have been duly and validly executed and delivered by each of H&R Block and Block Group to WorldCom and shall be a valid and binding obligation of each of H&R Block and Block Group enforceable against H&R Block and Block Group in accordance with its terms.

          (k) The conditions to closing set forth in Section 7.1(a) (in the form existing as of the date of this Agreement) of the Purchase and Sale Agreement, dated as of the date of this Agreement, by and among WorldCom, AOL and ANS shall have been satisfied or waived by the applicable party.

     10.3  Conditions to Obligations of H&R Block, Block Group and
CompuServe. The obligations of H&R Block, Block Group and CompuServe to consummate the Merger shall be subject to the satisfaction, at or prior to the Closing, of the following conditions (any of which may be waived prior to the Closing by H&R Block, Block Group or CompuServe):

          (a) The representations and warranties of WorldCom and WAC set forth in this Agreement that are qualified by Material Adverse Effect or otherwise as to materiality shall be true and correct, and those that are not so qualified shall be true and correct except for failures to be true and correct as would not have a Material Adverse Effect on WorldCom as of the date of this Agreement and as of the Closing as though made at and as of the Closing, except to the extent that such representations and warranties expressly relate to a specific earlier date (in which case such representations and warranties that are qualified by a Material Adverse Effect shall be true and correct, and those that are not so qualified shall be true and correct except for failures to be true and correct as would not, individually or in the aggregate, have a Material Adverse Effect on WorldCom, on and as of such earlier date).

          (b) Each of the covenants and agreements of WorldCom and WAC to be performed or observed at or prior to the Closing Date pursuant to the terms hereof shall have been duly performed or observed except where such failure would not have a Material Adverse Effect on WorldCom or WAC or would not materially impair the ability of WorldCom or WAC to consummate the Merger and the other transactions contemplated hereby.

          (c) Each of CompuServe, Block Group and H&R Block shall have been furnished with a certificate, executed by a duly authorized officer of WorldCom, dated the Closing Date, certifying as to the fulfillment of the conditions set forth in the immediately preceding clauses (a) and (b), which certificate shall constitute a restatement of WorldCom's and WAC's representations and warranties as of the Closing Date, except to the extent a representation or warranty is specifically limited to a particular date.

          (d) Each of CompuServe, Block Group and H&R Block shall have received opinions of counsel to WorldCom, dated as of the Closing Date, in form and substance reasonably satisfactory to H&R Block, Block Group and CompuServe, covering the matters set forth in Exhibit G.

          (e) Each of Block Group and H&R Block shall have received the opinion of counsel of Block Group and H&R Block, dated as of the Closing Date, covering the Tax matters set forth in Exhibit H.

          (f) The Registration Rights Letter in the form attached as Exhibit I shall have been duly and validly executed and delivered by WorldCom to Block Group and shall be a valid and binding obligation of WorldCom enforceable against it in accordance with its terms.

                                   ARTICLE XI

                       TERMINATION, AMENDMENT AND WAIVER

     11.1 Termination. This Agreement may be terminated at any time prior to the Closing, whether before or after adoption and approval of the CompuServe Proposal by the holders of CompuServe Common Shares:

          (a) By mutual written consent of WorldCom, H&R Block, Block Group and CompuServe;

          (b) by any of WorldCom, H&R Block, Block Group or CompuServe if the Closing shall not have occurred on or before March 1, 1998, unless the failure to do so is the result of a breach of this Agreement by the party seeking to terminate this Agreement (for which purposes CompuServe shall be deemed to include H&R Block and Block Group, if CompuServe is seeking to terminate this Agreement, and each of H&R Block and Block Group shall be deemed to include CompuServe and each other, if either H&R Block or Block Group is seeking to terminate this Agreement);

          (c) by WorldCom, if there occurs a breach by H&R Block, Block Group or CompuServe under Section 8.14;

          (d) by WorldCom, in the event of a breach by H&R Block, Block Group or CompuServe of any representation, warranty, covenant or other agreement contained in this Agreement which (i) would result in the failure of a condition set forth Section 10.2 and (ii) cannot be or has not been cured by March 1, 1998 (a "H&R Block Material Breach" or a "CompuServe Material Breach," as the case may be), provided that there is not then a WorldCom Material Breach (as hereinafter defined);

          (e) by H&R Block, Block Group or CompuServe, in the event of a breach by WorldCom of any representation, warranty, covenant or other agreement contained in this Agreement which (i) would result in the failure of a condition set forth in Section 10.3 and (ii) cannot be or has not been cured by March 1, 1998 (a "WorldCom Material Breach"), provided that there is not then a CompuServe Material Breach or H&R Block Material Breach;

          (f) by WorldCom if (i) the Board of Directors of CompuServe or any committee thereof shall have withdrawn or modified in a manner adverse to WorldCom its approval or recommendation of the CompuServe Proposal, or failed to reconfirm its recommendation within fifteen business days after a written request to do so, or approved or recommended any Competitive Proposal or (ii) the Board of Directors of CompuServe or any committee thereof shall have resolved to take any of the foregoing actions;

          (g) by CompuServe, if the Average Trading Price of a WorldCom Common Share is less than $24.00.

     11.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 11.1, this Agreement shall forthwith become void and be of no further legal effect, without any liability or obligation on the part of any party, other than the provisions of this Section 11.2 and Sections 8.4, 8.9, 11.5, 12.2, 12.3, 12.4, 12.5, 12.6, 12.7, 12.8, 12.10 and 12.11 and except that nothing herein shall relieve any party from liability for any breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement. In the event of any termination of this Agreement, the Confidentiality Agreement shall also remain in full force and effect in accordance with its terms.

     11.3 Amendment. This Agreement may be amended by the parties at any time before or after the approval and adoption of this Agreement by the holders of CompuServe Common Shares; provided, however, that any such amendment shall be consistent with the DGCL, the DLLCA and the MGBCL. This Agreement may not be amended except by an instrument in writing signed on behalf of the party to be charged by its duly authorized officer.

     11.4 Waiver. Subject to the applicable provisions of the DGCL, the DLLCA and the MGBCL, the parties hereto may waive any provision of this Agreement by a writing signed by the party against whom the waiver is to be effective by a duly authorized officer. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights herein provided shall be cumulative.

     11.5 Expenses. (a) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, except that at the Closing, H&R Block shall pay or reimburse all costs and expenses in excess of $2,200,000 in the aggregate incurred by it and by CompuServe and any CompuServe Entity (including the fees, commissions and expenses of all investment bankers, financial advisors, legal advisors, consultants and accountants) in connection with this Agreement and the transactions contemplated hereby and in connection with any and all discussions, negotiations and other activities concerning any previously contemplated possible transaction with any other Person. Notwithstanding the foregoing, if this Agreement is terminated (i) by WorldCom, H&R Block, Block Group or CompuServe pursuant to Section 11.1(b) after the failure of the holders of CompuServe Common Shares to approve and adopt the CompuServe Proposal at the CompuServe Stockholders Meeting, or (ii) by WorldCom pursuant to Section 11.1(c) or, as a result of a willful or knowing breach, Section 11.1(d), (iii) by WorldCom pursuant to Section 11.1(f), or (iv) by H&R Block, Block Group or CompuServe pursuant to Section 11.1(e) as a result of a willful or knowing breach, then in the case of clause (i), (ii) or (iii) H&R Block, Block Group and CompuServe shall be obligated, jointly and severally, to pay, and shall forthwith pay, to WorldCom the amount of $15,000,000 or in the case of clause
(iv), WorldCom shall be obligated to pay, and shall forthwith pay, to H&R Block, Block Group and CompuServe the aggregate amount of $15,000,000, in each case in immediately available funds. Further, if this Agreement is terminated pursuant to Section 11.1(b); (A) by WorldCom and the condition set forth in Section 10.2(k) has not been satisfied or waived prior to the date of termination and no other conditions to the parties' obligations to consummate the Merger, other than conditions within the control of WorldCom, remain unsatisfied, or (B) by H&R Block, Block Group or CompuServe on or after June 1, 1998, and prior thereto the condition set forth in Section 10.2(k) has not been satisfied or waived, WorldCom shall be obligated to pay, and shall forthwith pay, to CompuServe the aggregate amount of $45,000,000 in immediately available funds. The parties acknowledge and agree that any of the foregoing payments would be a non-accountable reimbursement of certain direct and indirect expenses, costs and lost opportunities of, consequences to and forbearances of the other party or parties relating to discussions and negotiations regarding, and the preparation, execution and partial performance of, this Agreement and the transactions contemplated hereby, which amounts H&R Block, Block Group, CompuServe and WorldCom agree is reasonable in the circumstances; provided, however, that nothing in this Section 11.5 shall be deemed to be exclusive of any other rights any party may have hereunder or at law or in equity for any willful or knowing Material breach that occurred prior to the termination of this Agreement, provided that any damages to which a party receiving a payment pursuant to this paragraph is entitled shall be offset by such payments.

     (b) H&R Block, Block Group, CompuServe and WorldCom acknowledge that the provisions for the allocation of expenses in Section 11.5 are integral parts of the transactions contemplated by this Agreement and that, without these provisions, they would not have entered into this Agreement. Accordingly, if an expense reimbursement or fee shall become due and payable by either party, and such party shall fail to pay such expense or fee when due pursuant to Section 11.5, and, in order to obtain such payment, suit is commenced which results in a judgment against such party therefor, such party shall pay the other party's reasonable costs, fees and expenses (including reasonable attorneys' fees) in connection with such suit, together with interest computed on any such amounts determined to be due pursuant to Section 11.5 (computed from the date upon which such amounts were due and payable pursuant to Section 11.5 on the basis of the number of days elapsed) and such costs (computed from the date incurred) at the prime or base rate of interest publicly announced from time to time by NationsBank of Texas, N.A. for its most favored borrowers.

                                  ARTICLE XII

                                 MISCELLANEOUS

     12.1 Representations and Warranties; Survival. The representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing, subject to the applicable time periods, if any, specified herein.

     12.2 Notices. Any notices or other communications required or desired to be given hereunder shall be deemed to have been properly given if sent by hand delivery, facsimile and overnight courier, registered or certified mail, return receipt requested, postage prepaid, to the parties hereto at the following addresses, or at such other address as such party may advise the others in writing from time to time by like notice:

           If to WorldCom or WAC:

              WorldCom, Inc.
               515 East Amite Street
               Jackson, Mississippi 39201
               Attention: Charles T. Cannada
               Facsimile: (601) 360-8615

           with copies to:

              WorldCom, Inc.
               10777 Sunset Office Drive
               Suite 330
               St. Louis, Missouri 63127
               Attention: P. Bruce Borghardt
               Facsimile: (314) 909-4101

               and

               Bryan Cave LLP
               One Metropolitan Square, Suite 3600
               St. Louis, Missouri 63102-2750
               Attention: R. Randall Wang
               Facsimile: (314) 259-2020

           If to H&R Block, Block Group or (prior to the Closing) CompuServe:

              H&R Block, Inc.
               World Headquarters
               4400 Main Street
               Kansas City, MO 64111
               Attention: Frank L. Salizzoni
               Facsimile: (816) 753-8628
           with a copy to:

              H&R Block, Inc.
               World Headquarters
               4400 Main Street
               Kansas City, MO 64111
               Attention: James Ingraham
               Facsimile: (816) 753-8628

               and

               Sullivan & Cromwell
               125 Broad Street
               New York, New York 10004
               Attention: Benjamin F. Stapleton
               Facsimile: (212) 558-3588

All such notices or other communications shall be deemed to have been duly given on the date of hand delivery or telecopy or facsimile, if receipt is confirmed, or on the next Business Day following timely deposit of such communications with overnight courier or on the third Business Day following the date of mailing, if delivered by registered or certified mail.

     12.3 Governing Law and Dispute Resolution. This Agreement shall be interpreted, construed and enforced in accordance with the law of the State of Delaware, applied without giving effect to any conflicts-of-law principles, except to the extent that Missouri law is applicable to the internal affairs of H&R Block or Georgia law is applicable to the internal affairs of WorldCom. Any dispute relating to this Agreement or the transactions contemplated hereby shall be resolved in the state courts of general jurisdiction, or the Chancery Court if it has subject matter jurisdiction, of the State of Delaware or in the United States District Court for the District of Delaware. Each party irrevocably submits to such courts' exclusive jurisdiction and acknowledges that such courts are a convenient forum and consents to service of process at the address for such party set forth in Section 12.2.

     12.4 Specific Performance. Each party acknowledges and agrees that, in the event of an actual or threatened breach of any of the provisions of this Agreement by such party, the harm to the others will be immediate, substantial and irreparable and that monetary damages will be inadequate. Accordingly, each party agrees that, in such an event, the others will be entitled to equitable relief, including an injunction and an order of specific performance, in addition to any and all other remedies at law or in equity.

     12.5 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement or the application thereof to any Person or any circumstance is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

     12.6 Captions. The captions or headings in this Agreement are made for convenience and general reference only and shall not be construed to describe, define or limit the scope or intent of the provisions of this Agreement.

     12.7 Entire Agreement. This Agreement, including all exhibits and schedules attached hereto, contains the entire agreement of the parties and supersedes any and all prior or contemporaneous agreements, written or oral, between the parties with respect to the subject matter hereof, except the Confidentiality Agreement.

     12.8 Counterparts. This Agreement may be executed in several counterparts, each of which, when so executed, shall be deemed to be an original, and such counterparts shall, together, constitute and be one and the same instrument.

     12.9 Binding Effect; Assignability. This Agreement shall be binding on, and shall inure to the benefit of, the parties hereto, and their respective successors and assigns. Other than the provisions of Sections 8.4, 8.17, 9.2 and 12.10, which provisions are intended to be for the benefit of, and shall be enforceable by, the specified indemnified parties (in the case of Sections 8.4, 9.2 and 12.10), or the CompuServe Employees (in the case of Section 8.17) and may be enforced by such beneficiaries, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a party hereto or thereto, or a successor or permitted assign of such party. No party may assign or delegate any right or obligation hereunder without the prior written consent of the other parties; provided, however, that WorldCom, WAC and, after the Closing, CompuServe and the CompuServe Entities may assign any or all of their rights and delegate any or all of their obligations under Sections 2.1, 2.3 8.16 (the last sentence only), 8.17 and 8.18 (the last sentence only) hereof; provided, however, that, notwithstanding the foregoing, WorldCom shall remain primarily liable for its obligations hereunder. Any assignment of rights or delegation of obligations not in compliance herewith shall be null and void.

     12.10 Director and Officer Indemnification. From and after the Effective Time, WorldCom and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless the directors and officers of CompuServe as and to the extent provided in CompuServe's Certificate of Incorporation, By Laws or indemnification agreements, as in effect as of the date hereof, with respect to matters occurring through the Closing Date, provided that this Section 12.10 shall not relieve H&R Block or Block Group of their obligations under Section
8.4 hereof. To the extent reasonably available, WorldCom agrees to cause the Surviving Corporation to maintain in effect for not less than three years after the Closing Date policies of directors' and officers' liability insurance comparable to those maintained by CompuServe with carriers comparable to CompuServe's existing carriers; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for such insurance in excess of 150% of the last annual premium paid prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount.

     12.11 No Rule of Construction. The parties acknowledge that all parties have read and negotiated the language used in this Agreement. The parties agree that, because all parties participated in negotiating and drafting this Agreement, no rule of construction shall apply to this Agreement which construes ambiguous language in favor of or against any party by reason of that party's role in drafting this Agreement.

     12.12 Schedules. The Schedules in this Agreement shall be arranged in separate parts corresponding to the numbered and lettered sections, and the disclosure in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section, and not any other representation or warranty (unless an express and specific reference to any other Schedule which clearly identifies the particular item being referred is set forth therein).

                                  ARTICLE XIII

                                  DEFINITIONS

     When used in this Agreement, the following terms shall have the meanings indicated below:

     "Acquiring Person" has the meaning set forth in Section 3.16.

     "Affiliate" means, with respect to any Person, at the time in question, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition, "control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or otherwise.

     "Agreed Allocation" has the meaning set forth in Section 9.1(b)(ii).

     "Agreement" has the meaning set forth in the first paragraph of this Agreement and Plan of Merger.

     "ANS" means ANS Communications, Inc., a Delaware corporation and wholly owned subsidiary of AOL.

     "AOL" means America Online, Inc., a Delaware corporation.

     "Average Trading Price" means the average of the daily closing prices per WorldCom Common Share, as quoted by NASDAQ as reported in The Wall Street Journal, Eastern Edition, or if not reported thereby, The New York Times, for the twenty consecutive full NASDAQ trading days ending on the date immediately prior to the third full NASDAQ trading day immediately preceding the Closing Date.

     "Block Group" has the meaning set forth in the first paragraph of this Agreement.

     "H&R Block" has the meaning set forth in the first paragraph of this Agreement.

     "H&R Block Entity" or "H&R Block Entities" means any corporation, limited liability company, partnership, limited partnership or other organization whether incorporated or unincorporated, other than CompuServe or a CompuServe Entity, (i) of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by H&R Block and/or by any one or more of the H&R Block Entities, (ii) of which H&R Block or any one or more of the H&R Block Entities is the general partner or managing member or (iii) which H&R Block or any one or more of the H&R Block Entities otherwise controls.

     "Business Day" means a day other than a Saturday, Sunday or a day on which the banks in New York City are authorized or obligated by law or executive order to close.

     "Buyer's Allocation" has the meaning set forth in Section 9.1(b)(ii).

     "Calculating Party" has the meaning set forth in Section 9.1(c).

     "Certificate of Merger" has the meaning set forth in Section 1.1.

     "Certificates" has the meaning set forth in Section 1.4.

     "Closing" has the meaning set forth in Section 1.2.

     "Closing Date" has the meaning set forth in Section 1.2.

     "Code" means the Internal Revenue Code of 1986, as amended (including any successor statute), and the rules and regulations promulgated thereunder.

     "Competitive Proposal" has the meaning set forth in Section 8.14(a)(i).

     "Confidentiality Agreement" has the meaning set forth in Section 8.9.

     "CompuServe" has the meaning set forth in the first paragraph of this Agreement.

     "CompuServe Balance Sheet" has the meaning set forth in Section 3.5.

     "CompuServe Benefit Plans" has the meaning set forth in Section 3.11(a).

     "CompuServe Common Shares" means the shares of CompuServe Common Stock.

     "CompuServe Common Stock" means the common stock, $.01 par value per share, of CompuServe.

     "CompuServe Employees" has the meaning set forth in Section 8.17(a).

     "CompuServe Entity" or "CompuServe Entities" means any corporation, limited liability company, partnership, limited partnership or other organization whether incorporated or unincorporated (i) of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by CompuServe and/or by any one or more of the CompuServe Entities, (ii) of which CompuServe or any one or more of the CompuServe Entities is the general partner or managing member or (iii) which CompuServe or any one or more of the CompuServe Entities otherwise controls.

     "CompuServe Material Breach" has the meaning set forth in Section 11.1(d).

     "CompuServe Proposal" has the meaning set forth in Section 8.6(a).

     "CompuServe Proxy Statement" has the meaning set forth in Section 8.7.

     "CompuServe Rights" has the meaning set forth in Section 3.13.

     "CompuServe Rights Agreement" means that certain Rights Agreement dated as of April 19, 1996, as amended on September 7, 1997, between CompuServe and Harris Trust and Savings Bank.

     "CompuServe SEC Documents" has the meaning set forth in Section 3.5.

     "CompuServe Stock Options" has the meaning set forth in Section 3.2.

     "CompuServe Stock Plans" has the meaning set forth in Section 3.2.

     "CompuServe Stockholders Meeting" has the meaning set forth in Section 8.6.

     "CompuServe Stock Option Payments" has the meaning set forth in Section
8.26.

     "CompuServe Stock Options" has the meaning set forth in Section 3.2.

     "CompuServe Stock Plans" has the meaning set forth in Section 3.2.

     "Deemed Purchase Price" has the meaning set forth in Section 9.1(b)(ii).

     "DGCL" means the Delaware General Corporation Law.

     "DLLCA" means the Delaware Limited Liability Company Act.

     "Disputing Party" has the meaning set forth in Section 9.1(c).

     "Distribution Date" has the meaning set forth in Section 3.16.

     "Effective Time" shall have the meaning set forth in Section 1.2.

     "Elections" has the meaning set forth in Section 9.1(a)(ii).

     "Employment and Withholding Taxes" means all employment, payroll and withholding Taxes payable with respect to salaries, wages, commissions, other compensation or other payments actually or constructively made by CompuServe or any CompuServe Entity on or before the Closing Date, except to the extent such Taxes have been withheld on or prior to the Closing Date and are required to be paid to the appropriate taxing authority after the Closing Date.

     "Environmental Laws" means any federal, state or local, domestic or foreign statute, regulation, rule or ordinance, and any judicial or administrative interpretation thereof, regulating the use, generation, handling, storage, transportation, discharge, emission, spillage or other release of Hazardous Substances or relating to the protection of the environment.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     "Exchange Agent" has the meaning set forth in Section 1.5(a).

     "Exchange Ratio" has the meaning set forth in Section 1.3(a)(i).

     "Excluded Transactions" has the meaning set forth in Section 9.2(a)(i).

     "GAAP" means United States generally accepted accounting principles and its foreign equivalents.

     "Governmental Authorization" means any (a) permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any legal requirement; or (b) right under any contract with any Governmental Entity.

     "Government Contracts" has the meaning set forth in Section 3.8(e).

     "Governmental Entity" means any federal, state or local government or any court, administrative or regulatory agency, body or commission or other government authority or agency, domestic or foreign.

     "H&R Block Indemnified Parties" has the meaning set forth in Section
8.4(a).

     "H&R Block Material Breach" has the meaning set forth in Section 11.1(d).

     "H&R Block Rights Agreement" means that certain Rights Agreement dated as of July 14, 1988, as amended on May 9, 1990, September 11, 1991 and May 10, 1995, between H&R Block and Boatmen's Trust Company.

     "Hazardous Substances" means any hazardous substances as defined by 42 U.S.C. sec.9601(14), any pollutant or contaminant as defined by 42 U.S.C. sec.9601(33) or any toxic substance, oil or hazardous materials or other chemicals or substances regulated by any Environmental Laws which the applicable party or any predecessor in interest has generated, transported or disposed of or has been found at any property owned or operated by such party.

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and regulations promulgated thereunder.

     "including" means, when following any general statement, term or matter, "including but not limited to," "including, without limitation," or words of similar import and shall not be construed to limit such statement, term or matter to the specific terms or matters as provided immediately following the word "including" or to similar items or matters, whether or not non-limiting language is used with reference to the word "including" or similar items or matters, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general statement, term or matter.

     "Indemnified Party" or "Indemnified Parties" has the meaning set forth in
Section 8.4(d).

     "Indemnifying Party" has the meaning set forth in Section 8.4(d).

     "Indemnitee" has the meaning set forth in Section 8.4(e)(iii).

     "Indemnitor" has the meaning set forth in Section 8.4(e)(iii).

     "International Distribution Agreements" has the meaning set forth in
Section 3.8(c).

     "IRS" means the Internal Revenue Service of the United States of America.

     "knowledge" means, with respect to H&R Block, Block Group, CompuServe or WorldCom, the actual knowledge of, or knowledge which could reasonably be obtained through reasonably diligent investigation or inquiry by, any director or executive officer of the applicable entity, as the case may be, and, in the case of CompuServe, shall also include the actual knowledge of, or knowledge which could reasonably be obtained through reasonably diligent investigation or inquiry by, H&R Block's Chief Executive Officer, Chief Financial Officer and Vice President, Legal, Block Group's Chief Executive Officer, Chief Financial Officer and Secretary, and CompuServe's General Counsel and his predecessor, and the following additional CompuServe and CompuServe Entity officers and employees: any persons principally responsible for the finance and accounting function and operations of the Online Services Business of CompuServe and the CompuServe Entities, the European Online Services Business of CompuServe and the CompuServe Entities and the network services business of CompuServe and the CompuServe Entities, and the officers of each CompuServe Entity.

     "Liens or Other Encumbrance" means any lien, pledge, mortgage, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, transfer restriction under any shareholder or other agreement or encumbrance or any other rights of third parties.

     "Losses and Expenses" means any and all damages, debts, liabilities, obligations, losses, deficiencies, demands, claims, penalties, assessments, judgments, fees, actions, proceedings, orders and suits of whatever kind and nature, and regardless of whether or not related to a Third-Party Claim, a direct claim or otherwise, and all costs and expenses related thereto (including reasonable attorney's fees and disbursements).

     "Material" means, when used in connection with any party hereto, material with respect to the business, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects of such party, and its related Entities, taken as a whole.

     "Material Adverse Change" means, when used in connection with any party hereto, any change which is materially adverse to the business, operations, properties, assets, liabilities or condition (financial or otherwise) of such party, and its related Entities, taken as a whole.

     "Material Adverse Effect" means, when used in connection with any party hereto, any effect that has a material adverse impact on the business, operations, properties, assets, liabilities or condition (financial or otherwise) of such party, and its related Entities, taken as a whole.

     "Merger" has the meaning set forth in Section 1.1.

     "Merger Consideration" has the meaning set forth in Section 1.3(a)(i).

     "MGBCL" means the Missouri General Business and Corporation Law.

     "Modified Aggregate Deemed Sales Price" has the meaning set forth in
Section 9.1(b)(ii).

     "Network Services Agreements" has the meaning set forth in Section 3.8(d).

     "NASDAQ" means the Nasdaq National Market.

     "Noncompete/Nonsolicitation Agreement" has the meaning set forth in Section 8.20.

     "Online Services Business" means electronic information services providing access for computer users to "proprietary" content, services, entertainment and/or other information, to "open" services such as the Internet, the World Wide Web and/or a combination of the foregoing, including organization-specific LANs, WANs and Intranets, regardless of means of delivery or transport media.

     "Person" means and includes any natural person, corporation, limited liability company, partnership, limited partnership, firm, joint venture, association, joint-stock company, trust, business trust, unincorporated organization, Governmental Entity or other entity.

     "Proxy Statement" has the meaning set forth in Section 8.7.

     "Purchase and Sale Agreement" has the meaning set forth in Section 10.2(k).

     "Registration Statement" has the meaning set forth in Section 8.7.

     "Related Party" means, with respect to any party, any of such party's or its parent's or subsidiaries' directors, officers, 50% or greater shareholders, employees or, except with respect to such party's primary relationship with such other Person, a consultant or agent.

     "Rights" has the meaning set forth in Section 3.16.

     "Rule 145 Affiliate" has the meaning set forth in Section 8.19.

     "Schedule 8.17 Agreements" has the meaning set forth in Section 8.17(a).

     "SEC" means the Securities and Exchange Commission.

     "Section 338 Forms" has the meaning set forth in Section 9.1(b)(i).

     "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     "Seller Consolidated and Combined Return" means any consolidated, affiliated, combined or unitary income or franchise Tax Return of H&R Block, Block Group or CompuServe which includes CompuServe and/or any CompuServe Entity.

     "Shares Acquisition Date" has the meaning set forth in Section 3.16.

     "Standstill Agreement" has the meaning set forth in the recitals.

     "Surviving Corporation" has the meaning set forth in Section 1.1.

     "Surviving Corporation Common Stock" has the meaning set forth in Section 1.3(d).

     "Takeover Statute" has the meaning set forth in Section 8.23.

     "Tax" and "Taxes" means all taxes, charges, fees, levies, tariffs, duties or other similar assessments, including, (i) income, gross receipts, gains, surtax, severance, payroll, production, ad valorem or value added, surtax, premium, excise, real property, personal property, windfall profit, sales, use, transfer, duty, licensing, withholding, employment, payroll, estimated and franchise taxes imposed by the United States of America, any state, local, or foreign government, or any subdivision, agency, or other similar Person of the United States or any such government, and (ii) any interest, fines, penalties, assessments, or additions to tax resulting from, attributable to or incurred in connection with any Tax or any contest, dispute or refund thereto; whether or not imposed on a consolidated combined or unitary basis or as a result of transferee, joint or several liability.

     "Tax Claim" has the meaning set forth in Section 9.2(d)(i).

     "Tax Return" means any report, return, statement or other information required to be supplied to a taxing authority in connection with Taxes.

     "Tax Settlement Auditor" has the meaning set forth in Section 9.1(c).

     "Tax Settlement Procedure" has the meaning set forth in Section 9.1(c).

     "Tax Sharing Agreement" means the Tax Sharing Agreement, dated as of April 22, 1996, between H&R Block and CompuServe.

     "Tax Statement" has the meaning set forth in Section 9.2(e)(iii).

     "Third-Party Claim" has the meaning set forth in Section 8.4(f)(i).

     "Transfer Taxes" has the meaning set forth in Section 9.4.

     "WAC" has the meaning set forth in the first paragraph of this Agreement.

     "WorldCom" has the meaning set forth in the first paragraph of this Agreement.

     "WorldCom Balance Sheet" has the meaning set forth in Section 6.4.

     "WorldCom Common Shares" means the shares of WorldCom Common Stock.

     "WorldCom Common Stock" means the common stock, $.01 par value per share, of WorldCom.

     "WorldCom Entity" or "WorldCom Entities" means any corporation, limited liability company, partnership, limited partnership or other organization whether incorporated or unincorporated (i) of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by WorldCom and/ or by any one or more of the WorldCom Entities, (ii) of which WorldCom or any one or more of the WorldCom Entities is the general partner or managing member or (iii) which WorldCom or any one or more of the WorldCom Entities otherwise controls.

     "WorldCom Material Breach" has the meaning set forth in Section 11.1(e).

     "WorldCom Preferred Stock" has the meaning set forth in Section 6.2.

     "WorldCom Rights Agreement" means that certain Rights Agreement dated as of August 25, 1996 between WorldCom and The Bank of New York, as Rights Agent, as amended by Amendment No. 1 to Rights Agreement dated as of May 22, 1997.

     "WorldCom SEC Documents" has the meaning set forth in Section 6.4.

     "WorldCom Stock Plans" has the meaning set forth in Section 6.2.

     IN WITNESS WHEREOF, H&R Block, Block Group, CompuServe, WorldCom and WAC have caused this Agreement and Plan of Merger to be executed by their respective duly authorized officers, and have caused their respective corporate seals to be hereunto affixed, all as of the day and year first above written.

                                            H&R BLOCK, INC.

                                            By:   /s/ FRANK L. SALIZZONI

                                              ----------------------------------

                                            H&R BLOCK GROUP, INC.

                                            By:   /s/ FRANK L. SALIZZONI

                                              ----------------------------------

                                            COMPUSERVE CORPORATION

                                            By:   /s/ FRANK L. SALIZZONI

                                              ----------------------------------

                                            WORLDCOM, INC.

                                            By:   /s/ CHARLES T. CANNADA

                                              ----------------------------------

                                            WALNUT ACQUISITION COMPANY, L.L.C.

                                            By:   /s/ CHARLES T. CANNADA

                                              ----------------------------------

                                                                     APPENDIX II

                             STOCKHOLDERS AGREEMENT

     THIS STOCKHOLDERS AGREEMENT (this "Agreement") dated as of September 7, 1997, by and among H&R BLOCK, INC., a Missouri corporation ("H&R Block"), H&R BLOCK GROUP, INC., a Delaware corporation ("Block Group"), and WORLDCOM, INC., a Georgia corporation ("WorldCom"),

                                  WITNESSETH:

     WHEREAS, H&R Block owns all of the issued and outstanding shares of capital stock of Block Group;

     WHEREAS, as of the date hereof, H&R Block beneficially owns and Block Group directly owns approximately 80.13% of the shares of common stock, par value $0.01 per share (the "Common Shares"), of CompuServe Corporation, a Delaware corporation ("CompuServe") (all such CompuServe Common Shares which are now owned by Block Group, together with all shares of capital stock of CompuServe which are hereafter acquired by Block Group or any of its Affiliates, are referred to herein as the "Shares");

     WHEREAS, WorldCom, Walnut Acquisition Company, L.L.C., a Delaware limited liability company which is wholly owned by WorldCom ("WAC"), CompuServe, H&R Block and Block Group have entered into an Agreement and Plan of Merger dated as of the date hereof (as amended from time to time, the "Merger Agreement") (capitalized terms used but not otherwise defined in this Agreement having the meanings assigned to such terms in the Merger Agreement), which provides for the merger of WAC with and into CompuServe (the "Merger") in accordance with the laws of the State of Delaware and the provisions of the Merger Agreement; and

     WHEREAS, the parties intend that WorldCom's acquisition of the Shares shall constitute a qualified stock purchase within the meaning of Section 338(d)(3) of the Code;

     WHEREAS, as a condition to the willingness of WorldCom and WAC to enter into the Merger Agreement and incur the obligations set forth therein, WorldCom has required that H&R Block and Block Group agree, and in order to induce WorldCom to enter into the Merger Agreement, H&R Block and Block Group have agreed, to enter into this Agreement and undertake the obligations set out herein.

     NOW, THEREFORE, in consideration of the foregoing premises and agreements contained herein, the parties hereto agree as follows:

                                   ARTICLE I

                   VOTING OF SHARES AND APPOINTMENT AS PROXY

     1.1 Voting Agreement. H&R Block and Block Group hereby agree that during the term hereof, at any meeting of the stockholders of CompuServe, however called, and in any action by consent of the stockholders of CompuServe, Block Group shall vote, and H&R Block shall cause Block Group to vote, the Shares: (A) in favor of the Merger, the Merger Agreement and this Agreement and the transactions contemplated by the Merger Agreement and this Agreement, (B) against any proposal for any recapitalization, merger (other than the Merger), share exchange, exchange offer, tender offer, sale of assets or other business combination between CompuServe or any CompuServe Entity and any person or entity (other than WorldCom or WAC) or any liquidation, dissolution or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of CompuServe, H&R Block or Block Group under the Merger Agreement or this Agreement or which would result in any of the conditions to the Merger Agreement or this Agreement not being fulfilled; and (C) in favor of any other matter necessary for the transactions contemplated hereby or the Merger Agreement with respect to which Block Group may be entitled to vote.

     1.2 No Disposition or Encumbrance of Shares. H&R Block and Block Group, jointly and severally, hereby covenant and agree that, from the date hereof until the termination of this Agreement, they shall not, and shall not offer or agree to, directly or indirectly, sell, transfer, tender, assign, hypothecate or otherwise dispose of, or create or permit to exist any Encumbrance (as hereinafter defined) on, the Shares, or any interest in the Shares, at any time prior to the expiration of the term of this Agreement.

     1.3  Voting of Shares; Further Assurances.

     (a) H&R Block and Block Group, by this Agreement, with respect to the Shares, do hereby constitute and appoint WorldCom, or any nominee of WorldCom, with full power of substitution, from the date hereof until the termination of this Agreement, as its true and lawful attorney, agent and proxy (its "Proxy"), for and in its name, place and stead, to vote the Shares in such manner as it or its nominee shall in its sole discretion deem proper, and otherwise act with respect to the Shares, at any meeting (whether annual or special and whether or not an adjourned meeting) of CompuServe's stockholders, including the right to sign its name (as stockholder) to any consent, certificate or other document relating to CompuServe that the law of the State of Delaware may permit or require, regardless of the subject matter of such vote or other action:

          (i) in favor of the Merger, the Merger Agreement and this Agreement and the transactions contemplated by the Merger Agreement and this Agreement;

          (ii) against any proposal for any recapitalization, merger (other than the Merger), share exchange, exchange offer, tender offer, sale of assets or other business combination between CompuServe or any CompuServe Entity and any person or entity (other than WorldCom or WAC) or any liquidation, dissolution or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of CompuServe, H&R Block or Block Group under the Merger Agreement or this Agreement or which could result in any of the conditions to the Merger Agreement or this Agreement not being fulfilled; and

          (iii) in favor of any other matter necessary for the transactions contemplated hereby or by the Merger Agreement with respect to which Block Group may be entitled to vote.

     (b) In addition, upon WorldCom's exercise of the Option in accordance with the terms hereof, the power of attorney and proxy granted in Section 1.3(a) shall automatically and without the necessity of any additional action, consent, other writing or agreement on the part of WorldCom, H&R Block or Block Group be expanded in scope to permit WorldCom or its nominee to act for Block Group as its Proxy, for and in its name, place and stead, with full power of substitution, to vote the Shares in such manner as it or its nominee shall in its sole discretion deem proper, and otherwise act with respect to the Shares, at any meeting and to exercise the full rights of the owner or holder of the Shares, including the right to request or call and attend any and all meetings (whether annual or special and whether or not an adjourned meeting) of CompuServe's stockholders, including the right to sign its name (as stockholder) to any consent, certificate or other document relating to CompuServe that the law of the State of Delaware may permit or require, regardless of the subject matter of such vote or other action.

     (c) SUBJECT ONLY TO THE EXPIRATION OF THE TERM OF THIS AGREEMENT, THE FOREGOING PROXY AND POWER OF ATTORNEY IS IRREVOCABLE, IS GRANTED IN CONSIDERATION OF WORLDCOM AND WAC ENTERING INTO THE MERGER AGREEMENT AND THIS AGREEMENT AND IS COUPLED WITH AN INTEREST SUFFICIENT IN LAW TO SUPPORT AN IRREVOCABLE POWER. This appointment shall revoke all prior powers of attorney and proxies appointed by H&R Block or Block Group at any time with respect to the Shares and no subsequent powers of attorney or proxies will be appointed by H&R Block or Block Group, or be effective with respect thereto, during the term of this Agreement.

     (d) H&R Block and Block Group shall each perform such further acts and execute such further documents and instruments as may reasonably be required to vest in WorldCom the power to carry out and give effect to the provisions of this Article I, including applying a legend reasonably satisfactory to WorldCom promptly after the date hereof to the certificates evidencing the Shares reflecting the provisions of this Agreement and, at the request of WorldCom, to deliver such certificates to WorldCom to hold in custody.

                                   ARTICLE II

                                GRANT OF OPTION

     2.1  Grant of Option.

     (a) Subject to the terms and conditions hereof, H&R Block and Block Group hereby grant to WorldCom an irrevocable option (the "Option") to purchase (the "Purchase") all (but not less than all) of the Shares, whether before or after any transfer of such Shares, for and in consideration of the payment of the Purchase Price described below to Block Group. WorldCom shall not be under any obligation to elect to purchase the Shares and may allow this Agreement to terminate without effecting the purchase of Shares hereunder.

     (b) The per Share price for each Share shall equal a fraction of a share of WorldCom Common Stock equal to the Exchange Ratio (defined below), subject to the payment of cash in lieu of any fractional share as provided in paragraph (d) below (the aggregate of such shares of WorldCom Common Stock, together with such cash payment in lieu of fractional shares, is referred to herein as the "Purchase Price"). The "Exchange Ratio" shall be determined as follows: (i) if the Average Trading Price of a WorldCom Common Share is greater than or equal to $29.54, the Exchange Ratio shall equal 0.40625; (ii) if the Average Trading Price of a WorldCom Common Share is greater than or equal to $24.00 but less than $29.54, the Exchange Ratio shall equal a fraction (rounded to the nearest hundred-thousandth) determined by dividing $12.00 by the Average Trading Price of a WorldCom Common Share; and (iii) if the Average Trading Price of a WorldCom Common Share is less than $24.00, the Exchange Ratio shall equal 0.5. The Exchange Ratio shall be subject to appropriate adjustment in the event of a stock split, stock dividend or recapitalization after the date of this Agreement applicable to shares of the WorldCom Common Stock or the CompuServe Common Stock.

     (c) In order to allow the transaction that would result from the exercise of the Option to constitute a qualified stock purchase under Section 338 of the Code and not a tax-free reorganization, Block Group shall have the right to elect to (1) reduce the aggregate Purchase Price otherwise payable to Block Group hereunder by such number of shares of WorldCom Common Stock the aggregate value of which, based on the Average Trading Price, is equal to $1,100,000, subject to appropriate adjustment in the event of a stock split, stock dividend or recapitalization after the date of this Agreement applicable to shares of the WorldCom Common Stock and not reflected in the Average Trading Price, and (2) in lieu of such shares, receive $1,000,000 in cash.

     (d) No fractional shares of WorldCom Common Stock shall be issued hereunder nor will any fractional share interest involved entitle the holder thereof to vote, to receive dividends or to exercise any other rights of a shareholder of WorldCom. In lieu thereof, if Block Group would otherwise be entitled to a fractional share of WorldCom Common Stock pursuant to the provisions hereof, it shall receive in lieu of such fractional share an amount in cash equal to the value of such fractional share. The value of such fractional share shall be the product of such fraction multiplied by the Average Trading Price, subject to appropriate adjustment in the event of a stock split, stock dividend or recapitalization after the date of this Agreement applicable to shares of the WorldCom Common Stock and not reflected in the Average Trading Price.

     (e) For purposes of this Agreement, the "Average Trading Price" shall mean the average of the daily closing prices per WorldCom Common Share, as quoted by NASDAQ as reported in The Wall Street Journal, Eastern Edition, or if not reported thereby, The New York Times, for the twenty consecutive full NASDAQ trading days ending on the date immediately prior to the third full NASDAQ trading day immediately preceding the day on which the Closing (as defined below) occurs.

     2.2 Exercise of Option. Upon the occurrence of one or more of the events set forth below (the "Triggering Events"), WorldCom may exercise the Option, in whole but not in part, at any time during the term of this Agreement as set forth in Section 7.2 hereof:

          (a) the Board of Directors of CompuServe or any committee thereof shall have withdrawn or modified in a manner adverse to WorldCom its approval or recommendation of the CompuServe Proposal, or failed to reconfirm its recommendation within fifteen business days after a written request to do so, or the Board of Directors of CompuServe or any committee thereof shall have resolved to take any of the foregoing actions;

          (b) CompuServe shall fail to call, give notice of, convene and hold the CompuServe Stockholders Meeting as soon as practicable pursuant to
     Section 8.6 of the Merger Agreement; or

          (c) Any party to the Merger Agreement shall have terminated such agreement pursuant to Section 11.1(b) thereof or WorldCom shall have terminated the Merger Agreement pursuant to Section 11.1(c), (d) or (f) thereof and, in any such case, H&R Block, Block Group or CompuServe shall have breached one of its covenants or agreements thereunder or a condition to WorldCom's obligations thereunder that is within the control of H&R Block, Block Group or CompuServe shall not have been satisfied at the time of such termination, including, without limitation, the failure of the CompuServe stockholders to approve the CompuServe Proposal.

H&R Block and Block Group shall notify WorldCom promptly in writing of the occurrence of any Triggering Event, it being understood that the giving of such notice by H&R Block or Block Group shall not be a condition to the right of WorldCom to exercise its Option or obtain the expanded proxy rights described in
Section 1.3(b).

     2.3 Notice of Exercise; Conditions to Closing. If WorldCom desires to exercise the Option, it shall notify Block Group in writing of its election. Once WorldCom has delivered its notice of exercise of the Option, it shall be obligated to consummate the Purchase, except that, notwithstanding the delivery of any such notice:

          (a) WorldCom's obligation to close the Purchase shall be subject to the following conditions being fulfilled on or prior to the date of Closing, any of which may be waived by WorldCom, in its discretion:

             (i) Representations and Warranties of H&R Block. The representations and warranties of H&R Block, Block Group and CompuServe set forth in this Agreement that are qualified by Material Adverse Effect or otherwise as to materiality shall be true and correct, and those that are not so qualified shall be true and correct except for failures to be true and correct as would not have a Material Adverse Effect on CompuServe, as of the date of this Agreement and as of the Closing as though made at and as of the Closing, except to the extent that such representations and warranties expressly relate to a specific earlier date (in which case such representations and warranties that are qualified by a Material Adverse Effect shall be true and correct, and those that are not so qualified shall be true and correct except for failures to be true and correct as would not, individually or in the aggregate, have a Material Adverse Effect on CompuServe, on and as of such earlier date). None of the representations or warranties regarding CompuServe or any of the CompuServe Entities incorporated herein from
        Article III of the Merger Agreement, disregarding any qualifications regarding materiality (including any reference to Material, Material Adverse Change or Material Adverse Effect), shall be untrue or incorrect, except for such untrue or incorrect representations or warranties that, when taken together as a whole, do not constitute a Material Adverse Effect.

             (ii) Performance of this Agreement. Each of the covenants and agreements of H&R Block and Block Group to be performed or observed at or prior to the Closing pursuant to the terms hereof shall have been duly performed or observed, except where such failure would not have a Material Adverse Effect on CompuServe or would not materially impair the ability of H&R Block, Block Group or CompuServe to consummate the Purchase and the other transactions contemplated hereby.

             (iii) No Material Adverse Change. Neither CompuServe nor any CompuServe Entity shall have suffered a Material Adverse Change from the date of the CompuServe Balance Sheet to the Closing.

          (b) Block Group's obligation to close the Purchase shall be subject to the following conditions being fulfilled on or prior to the date of Closing, any of which may be waived by WorldCom, in its discretion:

             (i) Representations and Warranties of WorldCom. The representations and warranties of WorldCom set forth in this Agreement that are qualified by Material Adverse Effect or otherwise as to materiality shall be true and correct, and those that are not so qualified shall be true and correct except for failures to be true and correct as would not have a Material Adverse Effect on WorldCom as of the date of this Agreement and as of the Closing as though made at and as of the Closing, except to the extent that such representations and warranties expressly relate to a specific earlier date (in which case such representations and warranties that are qualified by a Material Adverse Effect shall be true and correct, and those that are not so qualified shall be true and correct except for failures to be true and correct as would not, individually or in the aggregate, have a Material Adverse Effect on WorldCom, on and as of such earlier date).

             (ii) Performance of this Agreement. Each of the covenants and agreements of WorldCom to be performed or observed at or prior to the Closing pursuant to the terms hereof shall have been duly performed or observed except where such failure would not have a Material Adverse Effect on WorldCom or would not materially impair the ability of WorldCom to consummate the Merger and the other transactions contemplated hereby.

             (iii) Minimum Average Trading Price. The Average Trading Price shall be no less than $24.00, after appropriate adjustment in the event of a stock split, stock dividend or recapitalization after the date of this Agreement applicable to shares of the WorldCom Common Stock.

          (c) WorldCom's and Block Group's obligations to close the Purchase shall be subject to the following conditions being fulfilled on the date of Closing, to the extent applicable to such party:

             (i) No Injunction or Action. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order, whether temporary, preliminary or permanent, which is in effect and which has or would have the effect of making the transactions contemplated by this Agreement illegal or restraining or prohibiting consummation of such transactions.

             (ii) Hart-Scott-Rodino Act. Any mandatory waiting period (and any extension thereof) applicable to the consummation of the Purchase under the HSR Act, any foreign competition law or similar law shall have expired or been terminated.

          (d) WorldCom and H&R Block and Block Group will cooperate in filing any notifications or applications required and shall otherwise cooperate promptly in taking any actions necessary to satisfy the conditions referred to in this Section.

          (e) Upon the giving by WorldCom to Block Group of the written notice of exercise of the Option provided for under this Section 2.3 and the tender of the applicable Purchase Price, WorldCom shall be deemed to be the holder of record of the Shares issuable upon such exercise, notwithstanding that the stock transfer books of CompuServe shall then be closed or that certificates representing such Shares shall not then have actually been delivered to WorldCom. H&R Block shall pay all expenses, and any and all United States federal, state, and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section in the name of WorldCom or its assignee, transferee, or designee.

        2.4  Closing.

          (a) Date of Closing. Subject to the terms and conditions hereof, the closing (the "Closing") for the purchase of Shares hereunder shall occur on the date designated by WorldCom in its written notice to Block Group of its desire to purchase its Shares as provided in Section 2.2 above, subject to the fulfillment or waiver of the conditions to the parties obligations hereunder, provided that the Closing shall take place no earlier than two Business Days after and no later than five Business Days after the satisfaction or waiver of such conditions. Unless otherwise agreed by the parties, the Closing shall take place at the offices of Bryan Cave LLP, Washington, D.C. at 10:00 a.m. local time.

          (b) Closing Procedure. At the Closing, (i) H&R Block and Block Group shall deliver or cause to be delivered to WorldCom all of the certificates evidencing the Shares to be sold hereunder, with appropriate stock powers attached, properly signed, with any necessary documentary or transfer tax stamps duly affixed and (ii) WorldCom shall deliver, or cause to be delivered such certificates evidencing such number of shares of WorldCom Common Stock (and such cash to be paid in lieu of fractional shares of such WorldCom Common Stock and to be paid pursuant to Block Group's election to receive cash, if any, under Section 2.1(c)) in order to satisfy its obligation to pay the Purchase Price to Block Group.

          (c) Closing Deliveries. H&R Block and Block Group, on the one hand, and WorldCom, on the other hand, will use reasonable efforts to deliver or cause to be delivered to the other at or prior to the Closing hereunder the certificates, opinions and other documents contemplated by Article X of the Merger Agreement, provided that references therein to the Merger, the Merger Agreement, the Closing Date or the Effective Time shall be deemed modified as contemplated by Section 3.4, Section 5.2 and Article VI hereof; and provided further that H&R Block and Group agree to execute and deliver the Standstill Agreement and the Noncompete/Nonsolicitation Agreement, the Registration Rights Letter, and a Registration Rights Letter for the benefit of WorldCom with respect to the Shares purchased hereunder in substantially the form contemplated by the Merger Agreement.

                                  ARTICLE III

          REPRESENTATIONS AND WARRANTIES OF H&R BLOCK AND BLOCK GROUP

     H&R Block and Block Group, jointly and severally, hereby make the following representations and warranties to WorldCom, each of which shall be true and correct on the date hereof, on the date on which WorldCom delivers notice of its exercise of the Option, if it does so, and on the date of the Closing, if any.

          3.1 Representations and Warranties Under the Merger Agreement Restated. Subject to the Schedules to the Merger Agreement, H&R Block and Block Group, jointly and severally, hereby make the representations and warranties to WorldCom contained in Articles III, IV and V of the Merger Agreement, except that (a) any such representation and/or warranty as to the effect of the Merger Agreement or the Merger on any of H&R Block, Block Group or CompuServe (or any of their associated Entities) shall be considered a representation and/or warranty as to the effect of this Agreement or the Purchase, as the case may be, on any such entity or entities, as appropriate, and (b) the following representations and warranties are not hereby repeated: Sections 3.19 and 4.11. H&R Block and Block Group further jointly and severally represent and warrant that Block Group has, and the transfer of the Shares upon exercise of the Option will pass to WorldCom, good and marketable title to the Shares, free and clear as provided in Section 5.2 of the Merger Agreement.

          3.2 Rights Agreement. CompuServe has effected an amendment to the CompuServe Rights Agreement with the effect that (a) (i) WorldCom will not be deemed to be an "Acquiring Person" (as defined in the CompuServe Rights Agreement), (ii) neither the "Shares Acquisition Date" nor the "Distribution Date" (each as defined in the CompuServe Rights Agreement) will be deemed to occur, and (iii) the "Rights" (as defined in the CompuServe Rights Agreement) will not separate from the CompuServe Common Shares, in any such event as a result of the execution, delivery or performance of this Agreement or any other agreement provided for herein or the taking of any action provided for herein.

          3.3 Takeover Statutes. The Board of Directors of CompuServe has taken all necessary actions so that the restrictions contained in Section 203 of the DGCL will not apply to the execution, delivery or performance of this Agreement by CompuServe, H&R Block or WorldCom or the consummation of the transactions contemplated hereby.

                                   ARTICLE IV

                            SECURITIES LAWS MATTERS

     Each of WorldCom and Block Group hereby makes the following representations and warranties to the other, solely with respect to matters relating to itself, each of which shall be true and correct on the date hereof, on the date on which WorldCom delivers notice of its exercise of the Option, if it does so, and on the date of the Closing, if any:

          4.1 Qualification. Each of WorldCom and Block Group has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the agreements and obligations entered into by them hereunder and bearing the economic risks associated therewith. The information provided by WorldCom and Block Group to the other concerning its knowledge and experience is correct in all material respects. Each of WorldCom and Block Group has received and reviewed such information concerning the securities which may be issued to it hereunder (the "Securities") as it has deemed appropriate, including the filings with the Securities and Exchange Commission made by CompuServe and WorldCom, respectively, since January 1, 1995, and has had the opportunity to ask questions and receive answers thereto concerning CompuServe, WorldCom and the Merger and the transactions contemplated hereby, and to obtain such further information as it has determined desirable. Each of WorldCom and Block Group has been advised by counsel and financial advisors with respect to this Agreement and the agreements and obligations contained herein. Each of WorldCom and Block Group is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act").

          4.2 Not Registered Under Securities Act. Each of WorldCom and Block Group understands that the Securities will not, when delivered hereunder, be registered under the Securities Act, in reliance on an exemption thereunder for transactions not involving a public offering and that the Securities have not been approved or disapproved by the Securities and Exchange Commission or any other federal or state agency. Each of WorldCom and Block Group acknowledges that the other has relied upon its representations and warranties contained in this Agreement as a basis for such exemption.

          4.3 Investment Purpose. Each of WorldCom and Block Group will be acquiring any Securities which it may acquire hereunder for its own account, for investment purposes only, and not with a view to the sale or other distribution, in whole or in part, except as permitted by law.

          4.4 Restrictions on Transfers. Each of WorldCom and Block Group understands that the Securities may not be assigned, pledged, hypothecated, sold, made subject to a security interest, or otherwise transferred without
     (i) an effective registration statement for such Securities under the Securities Act and such applicable state securities laws, or (ii) delivery to the issuer of such Securities of an opinion of counsel prepared at the expense of the holder thereof, which form of opinion and counsel shall be reasonably satisfactory to the issuer and its counsel, that an exemption from registration is available under the Securities Act or under any applicable state securities laws. Each of WorldCom and Block Group further understands that there will be placed on the certificate(s) representing the Securities a legend stating in substance:

        THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY APPLICABLE STATE SECURITIES LAW AND MAY NOT BE TRANSFERRED UNTIL A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR SUCH APPLICABLE STATE SECURITIES LAWS SHALL HAVE BECOME EFFECTIVE WITH REGARD THERETO, OR, IN THE OPINION OF COUNSEL ACCEPTABLE TO THE ISSUER OF THESE SHARES, REGISTRATION UNDER SUCH SECURITIES ACT OR SUCH APPLICABLE SECURITIES LAWS IS NOT REQUIRED IN CONNECTION WITH SUCH PROPOSED TRANSFER.

                                   ARTICLE V

                   REPRESENTATIONS AND WARRANTIES OF WORLDCOM

     WorldCom hereby makes the following representations and warranties to H&R Block and Block Group, each of which shall be true and correct on the date hereof, on the date on which WorldCom delivers notice of its exercise of the Option, if it does so, and on the date of the Closing, if any:

     5.1 Representations and Warranties Under the Merger Agreement Restated. Subject to the Schedules to the Merger Agreement, WorldCom hereby makes the representations and warranties to H&R Block and Block Group contained in Article VI of the Merger Agreement, except that any such representation and/or warranty as to the effect of the Merger Agreement or the Merger on WorldCom or any WorldCom Entity shall be considered a representation and/or warranty as to the effect of this Agreement or the Purchase on any such entity or entities, as appropriate.

                                   ARTICLE VI

                                   COVENANTS

     The parties hereto each hereby agree to their respective covenants contained in Articles II, VIII (other than Sections 8.17, 8.24 and 8.25) and IX and the first sentence of Section 11.5(a) of the Merger Agreement as independent obligations of such parties under this Agreement, it being agreed that H&R Block and Block Group further agree to cause CompuServe and the CompuServe Entities to perform their covenants under the Merger Agreement, which covenant of H&R Block and Block Group shall be considered a separate obligation under this Agreement, provided that (a) no such covenant is repeated herein to the extent it relates solely to the mechanics required to effectuate a merger, (b) any covenant that refers to the Merger Agreement shall be deemed to refer to this Agreement, as appropriate, and (c) any covenant that refers to the "Closing Date" or the "Effective Time" shall be deemed to refer to the Closing hereunder, as appropriate. Without limiting the foregoing, the parties agree that (a) the indemnification covenants under Section 8.4 of the Merger Agreement are hereby agreed to as applicable to breaches of representations, warranties and covenants under this Agreement, and (b) Section 9.1(a)(i) of the Merger Agreement is hereby agreed to as applicable to the Purchase. The parties agree to make the Elections described in Article IX of the Merger Agreement, as they apply to the Purchase, if the Purchase is consummated.

                                  ARTICLE VII

                               TERM OF AGREEMENT

     7.1 Commencement of Agreement. The rights and obligations of the parties under this Agreement are effective as of the date hereof.

     7.2  Term.

     (a) This Agreement and the rights granted hereunder shall remain in effect until the earlier of (i) the Closing hereunder, (ii) the Closing under the Merger Agreement, and (iii) thirty (30) business days following the termination of the Merger Agreement pursuant to Section 11.1 thereof.

     (b) Notwithstanding the foregoing paragraph (a), upon exercise of the Option, the rights and obligations of the parties shall remain in effect following termination of the Merger Agreement, provided that, after exercise, the Option and this Agreement shall terminate if the Closing does not take place within one year following the date of termination of the Merger Agreement.

                                  ARTICLE VIII

                                 MISCELLANEOUS

     8.1 Representations and Warranties; Survival. The representations, warranties, covenants and agreements contained in this Agreement, including those referenced from the Merger Agreement, or in any instrument delivered pursuant to this Agreement shall survive the termination of the Merger Agreement and the Option and the Closing hereunder.

     8.2 Notices. Any notices or other communications required or desired to be given hereunder shall be deemed to have been properly given if sent by hand delivery, facsimile and overnight courier, registered or certified mail, return receipt requested, postage prepaid, to the parties hereto at the following addresses, or at such other address as such party may advise the others in writing from time to time by like notice:

               If to WorldCom:

                    WorldCom, Inc.
               515 East Amite Street
               Jackson, Mississippi 39201
               Attention: Charles T. Cannada
               Facsimile: (601) 360-

               with copies to:

                    WorldCom, Inc.
               10777 Sunset Office Drive
               Suite 330
               St. Louis, Missouri 63127
               Attention: P. Bruce Borghardt
               Facsimile: (314) 909-4101

                           and

               Bryan Cave LLP
               One Metropolitan Square, Suite 3600
               St. Louis, Missouri 63102-2750
               Attention: R. Randall Wang
               Facsimile: (314) 259-2020

               If to H&R Block or Block Group:

                    H&R Block, Inc.
               World Headquarters
               4400 Main Street
               Kansas City, MO 64111
               Attention: Frank L. Salizzoni
               with a copy to:

                    H&R Block, Inc.
               World Headquarters
               4400 Main Street
               Kansas City, MO 64111
               Attention: James Ingraham

               and

               Sullivan & Cromwell
               125 Broad Street
               New York, New York 10004
               Attention: Benjamin F. Stapleton
               Facsimile: (212) 558-3588

All such notices or other communications shall be deemed to have been duly given on the date of hand delivery or telecopy or facsimile, if receipt is confirmed, or on the next Business Day following timely deposit of such communications with overnight courier or on the third Business Day following the date of mailing, if delivered by registered or certified mail.

     8.3 Governing Law and Dispute Resolution. This Agreement shall be interpreted, construed and enforced in accordance with the law of the State of Delaware, applied without giving effect to any conflicts-of-law principles, except to the extent that Missouri law is applicable to the internal affairs of H&R Block or Georgia law is applicable to the internal affairs of WorldCom. Any dispute relating to this Agreement or the transactions contemplated hereby shall be resolved in the state courts of general jurisdiction, or the Chancery Court if it has subject matter jurisdiction, of the State of Delaware or in the United States District Court for the District of Delaware. Each party irrevocably submits to such courts' exclusive jurisdiction and acknowledges that such courts are a convenient forum and consents to service of process at the address for such party set forth in Section 8.2.

     8.4 Specific Performance. Each party acknowledges and agrees that, in the event of an actual or threatened breach of any of the provisions of this Agreement by such party, the harm to the others will be immediate, substantial and irreparable and that monetary damages will be inadequate. Accordingly, each party agrees that, in such an event, the others will be entitled to equitable relief, including an injunction and an order of specific performance, in addition to any and all other remedies at law or in equity.

     8.5 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement or the application thereof to any Person or any circumstance is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

     8.6 Captions. The captions or headings in this Agreement are made for convenience and general reference only and shall not be construed to describe, define or limit the scope or intent of the provisions of this Agreement.

     8.7 Entire Agreement. This Agreement, together with the Merger Agreement and the Standstill Agreement, and any documents delivered by the parties in connection therewith and herewith, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

     8.8 Counterparts. This Agreement may be executed in several counterparts, each of which, when so executed, shall be deemed to be an original, and such counterparts shall, together, constitute and be one and the same instrument.

     8.9 Binding Effect; Assignability. This Agreement shall be binding on, and shall inure to the benefit of, only the parties hereto, and their respective successors and assigns, and nothing in this Agreement, express or implied is intended to or shall confer upon any Person any right, benefit or remedy of nature whatsoever under or by virtue of this Agreement. No party may assign or delegate any right or obligation hereunder without the prior written consent of the other party; provided, however, that WorldCom may assign any or all of its rights to a direct or indirect subsidiary of WorldCom or, with the prior written consent of Block Group, which shall not be unreasonably withheld, to any other Person. Any assignment of rights or delegation of obligations not in compliance herewith shall be null and void.

     8.10 No Rule of Construction. The parties acknowledge that all parties have read and negotiated the language used in this Agreement. The parties agree that, because all parties participated in negotiating and drafting this Agreement, no rule of construction shall apply to this Agreement which construes ambiguous language in favor of or against any party by reason of that party's role in drafting this Agreement.

     8.11  Adjustment upon Changes in Capitalization.

     (a) In the event of any change in capitalization of CompuServe prior to purchase of the Shares by reason of any stock dividend, split-up, merger, recapitalization, combination, exchange of shares or the like, the price and the number and kind of securities subject to the Option and the Purchase Price therefor shall be appropriately adjusted and proper provision shall be made in the agreements governing such transaction so that WorldCom shall receive, upon exercise of the Option, the number and class of shares or other securities or property that WorldCom would have received in respect of the Shares if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If, on or after the date hereof, CompuServe should declare or pay any cash or stock dividend or other distribution or issue any rights with respect to the Shares, payable or distributable to shareholders of record on a date prior to the transfer to the name of WorldCom or its nominee on the stock transfer records of CompuServe of any Shares or other securities purchased hereunder, then the amount of any such cash dividend or cash distribution, and the whole of any such non-cash dividend distribution or right which would have been payable with respect to each Share purchased by WorldCom, will be promptly remitted and transferred by Block Group to WorldCom. Upon the purchase of the Shares, to the extent consistent with law, pending remittance, WorldCom will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution or right.

     (b) In the event that CompuServe shall enter into an agreement (i) to consolidate with or merge into any person, other than WorldCom or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than WorldCom or one of its subsidiaries, to merge into CompuServe and CompuServe shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding Common Shares shall be changed into or exchanged for stock or other securities of CompuServe or any other person or cash or any other property or the outstanding Common Shares immediately prior to such merger shall after such merger represent less than 50% of the outstanding Common Shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than WorldCom or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option to acquire the number and class of shares or other securities or property that WorldCom would have received in respect of Shares if the Option had been exercised immediately prior to such consolidation, merger, sale or transfer, or the record date therefor, as applicable. Notwithstanding the foregoing, H&R Block and Block Group covenant and agree to take any and all actions within their power to prevent any such agreement from being entered into by CompuServe during the term of this Agreement.

     (c) If any event described in paragraph (a) or (b) above shall occur in respect of WorldCom or the WorldCom Common Stock to be issued to Block Group on exercise of the Option, corresponding adjustments to the rights of Block Group and the obligations of WorldCom shall be made on terms corresponding to those set forth in such paragraphs.

     IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed by its officer thereunto duly authorized as of the date first written above.

                                            H&R BLOCK, INC.

                                            By:   /s/ FRANK L. SALIZZONI

                                              ----------------------------------
                                              Name: Frank L. Salizzoni
                                              Title: President and Chief
                                                Executive Officer

                                            H&R BLOCK GROUP, INC.

                                            By:   /s/ FRANK L. SALIZZONI

                                              ----------------------------------
                                              Name: Frank L. Salizzoni
                                              Title: President

                                            WORLDCOM, INC.

                                            By:   /s/ CHARLES T. CANNADA

                                              ----------------------------------
                                              Name: Charles T. Cannada
                                              Title: Senior Vice President

                                                                    APPENDIX III

                              STANDSTILL AGREEMENT

     THIS STANDSTILL AGREEMENT (this "Agreement") dated as of September 7, 1997, by and among H&R BLOCK, INC., a Missouri corporation ("H&R Block"), H&R BLOCK GROUP, INC., a Delaware corporation ("Block Group"), and WORLDCOM, INC., a Georgia corporation ("WorldCom").

                                  WITNESSETH:

     WHEREAS, WorldCom, Walnut Acquisition Company, L.L.C., a Delaware limited liability company which is wholly owned by WorldCom ("WAC"), CompuServe Corporation, a Delaware corporation ("CompuServe"), H&R Block and Block Group, a wholly-owned subsidiary of H&R Block, have entered into an Agreement and Plan of Merger dated as of September 7, 1997 (the "Merger Agreement") (capitalized terms used but not otherwise defined in this Agreement have the meanings assigned to such terms in the Merger Agreement), which provides for the merger of WAC with and into CompuServe (the "Merger") in accordance with the laws of the State of Delaware and the provisions of the Merger Agreement; and

     WHEREAS, as a condition to the willingness of WorldCom and WAC to enter into the Merger Agreement and incur the obligations set forth therein, WorldCom has required that H&R Block and Block Group agree, and in order to induce WorldCom to enter into the Merger Agreement, H&R Block and Block Group have agreed, to enter into this Agreement.

     NOW, THEREFORE, in consideration of the foregoing premises and agreements contained herein, the parties hereto agree as follows:

                                   ARTICLE I

                             STANDSTILL PROVISIONS

     1.1 The Standstill Obligation. During the Standstill Period (as defined below), without the prior written consent of WorldCom, each of H&R Block and Block Group agrees that it shall not, nor shall H&R Block or Block Group permit any of its affiliates (as such term is defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act")) to, nor shall H&R Block agree, or advise, assist, encourage, provide information or provide financing to others, or permit its affiliates to agree, or to advise, assist, encourage, provide information or provide financing to others, to, individually or collectively, directly or indirectly:

          (a) acquire or offer to acquire or agree to acquire from any individual, partnership, limited partnership, limited liability company, firm, joint venture, association, joint-stock company, corporation, trust, business trust, unincorporated organization or other entity or government or any department or agency thereof (each, a "Person"), directly or indirectly, by purchase or merger, through the acquisition of control of another Person, by joining a partnership, limited partnership or other "group" (within the meaning of Section 13(d)(3) of the Exchange Act) or otherwise, beneficial ownership of any equity securities of WorldCom, or direct or indirect rights (including convertible securities) or options to acquire such beneficial ownership (or otherwise act in concert with respect to any such securities, rights or options with any Person that so acquires, offers to acquire or agrees to acquire); provided, however, that no such acquisition, offer to acquire or agreement to acquire shall be deemed to occur solely due to (a) a stock split, reverse stock split, reclassification, reorganization or other transaction by WorldCom affecting any class of the outstanding capital stock of WorldCom generally or (b) a stock dividend or other pro rata distribution by WorldCom to holders of its outstanding capital stock; or

          (b) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" to vote (as such terms are used in the Regulation 14A promulgated under the Exchange Act), become a "participant" in any "election contest" (as such terms are defined in Rule 14a-11 promulgated under the Exchange Act) or initiate, propose or otherwise solicit stockholders of WorldCom for the approval of any stockholder proposals, in each case with respect to WorldCom; provided, however, that the foregoing

                                      III-1
     shall not apply to any person who is a director of WorldCom acting in his capacity as a director of WorldCom with respect to matters approved by a majority of the Board of Directors of WorldCom; or

          (c) form, join, in any way participate in, or encourage the formation of, a group (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of WorldCom; or

          (d) deposit any securities of WorldCom into a voting trust, or subject any securities of WorldCom to any agreement or arrangement with respect to the voting of such securities, or other agreement or arrangement having similar effect; or

          (e) alone or in concert with others, seek, or encourage or support any effort, to influence or control the management, Board of Directors, business, policies, affairs or actions of WorldCom; or

          (f) request WorldCom (or any directors, officers, employees or agents of WorldCom), directly or indirectly, to amend, waive or modify any provision of this Section 1.1.

     1.2 The Standstill Period. As used in this Agreement, the term "Standstill Period" shall mean that period commencing immediately following the consummation of the Merger and expiring on the first anniversary of the date of such consummation.

                                   ARTICLE II

                                 MISCELLANEOUS

     2.1 Notices. Any notices or other communications required or desired to be given hereunder shall be deemed to have been properly given if sent by hand delivery, facsimile and overnight courier, registered or certified mail, return receipt requested, postage prepaid, to the parties hereto at the following addresses, or at such other address as such party may advise the others in writing from time to time by like notice:

           If to WorldCom:

              WorldCom, Inc.
               515 East Amite Street
               Jackson, Mississippi 39201
               Attention: Charles T. Cannada
               Facsimile: (601) 360-8615

           with copies to:

              WorldCom, Inc.
               10777 Sunset Office Drive
               Suite 330
               St. Louis, Missouri 63127
               Attention: P. Bruce Borghardt
               Facsimile: (314) 909-4101

           If to H&R Block or Block Group:

              H&R Block, Inc.
               World Headquarters
               4400 Main Street
               Kansas City, MO 64111
               Attention: James Ingraham
               Facsimile: (816) 753-8628

                                      III-2
           with a copy to:

              Sullivan & Cromwell
               125 Broad Street
               New York, New York 10004
               Attention: Benjamin F. Stapleton
               Facsimile: (212) 558-3588

All such notices or other communications shall be deemed to have been duly given on the date of hand delivery or telecopy or facsimile, if receipt is confirmed, or on the next Business Day following timely deposit of such communications with overnight courier or on the third Business Day following the date of mailing, if delivered by registered or certified mail.

     2.2 Governing Law and Dispute Resolution. This Agreement shall be interpreted, construed and enforced in accordance with the law of the State of Delaware, applied without giving effect to any conflicts-of-law principles, except to the extent that Missouri law is applicable to the internal affairs of H&R Block or Georgia law is applicable to the internal affairs of WorldCom. Any dispute relating to this Agreement or the transactions contemplated hereby shall be resolved in the state courts of general jurisdiction, or the Chancery Court if it has subject matter jurisdiction, of the State of Delaware or in the United States District Court for the District of Delaware. Each party irrevocably submits to such courts' jurisdiction and acknowledges that such courts are a convenient forum and consents to service of process at the address for such party set forth in Section 2.1.

     2.3 Specific Performance. Each party acknowledges and agrees that, in the event of an actual or threatened breach of any of the provisions of this Agreement by such party, the harm to the others will be immediate, substantial and irreparable and that monetary damages will be inadequate. Accordingly, each party agrees that, in such an event, the others will be entitled to equitable relief, including an injunction and an order of specific performance, in addition to any and all other remedies at law or in equity.

     2.4 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement or the application thereof to any Person or any circumstance is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

     2.5 Captions. The captions or headings in this Agreement are made for convenience and general reference only and shall not be construed to describe, define or limit the scope or intent of the provisions of this Agreement.

     2.6. Entire Agreement. This Agreement and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

     2.7 Counterparts. This Agreement may be executed in several counterparts, each of which, when so executed, shall be deemed to be an original, and such counterparts shall, together, constitute and be one and the same instrument.

     2.8 Binding Effect; Assignability. This Agreement shall be binding on, and shall inure to the benefit of, only the parties hereto, and their respective successors and assigns, and nothing in this Agreement, express or implied is intended to or shall confer upon any Person any right, benefit or remedy of nature whatsoever under or by virtue of this Agreement. No party may assign or delegate any right or obligation hereunder without the

                                      III-3
prior written consent of the other party. Any assignment of rights or delegation of obligations not in compliance herewith shall be null and void.

     2.9 No Rule of Construction. The parties acknowledge that all parties have read and negotiated the language used in this Agreement. The parties agree that, because all parties participated in negotiating and drafting this Agreement, no rule of construction shall apply to this Agreement which construes ambiguous language in favor of or against any party by reason of that party's role in drafting this Agreement.

     IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed by its respective officer thereunto duly authorized as of the date first written above.

                                            H&R BLOCK, INC.

                                            By:   /s/ FRANK L. SALIZZONI

                                             -----------------------------------
                                             Name: Frank L. Salizzoni
                                             Title: President and Chief
                                               Executive Officer

                                            H&R BLOCK GROUP, INC.

                                            By:   /s/ FRANK L. SALIZZONI

                                             -----------------------------------
                                             Name: Frank L. Salizzoni
                                             Title: President

                                            WORLDCOM, INC.

                                            By:   /s/ CHARLES T. CANNADA

                                             -----------------------------------
                                             Name: Charles T. Cannada
                                             Title: Senior Vice President

                                      III-4

                                                                     APPENDIX IV

                      [Letterhead of Goldman, Sachs & Co.]

September 7, 1997

Board of Directors
CompuServe Corporation
5000 Arlington Centre Blvd.
Columbus, Ohio 43220

Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the holders (excluding H&R Block Group, Inc. ("Block Group"), a wholly-owned subsidiary of H&R Block, Inc. ("H&R Block")) of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of CompuServe Corporation ("CompuServe" or the "Company") of the exchange ratio of .40625 shares (subject to adjustment as described below) of Common Stock, par value $.01 per share (the "WorldCom Common Stock"), of WorldCom, Inc. ("WorldCom") to be received for each Share ("the "Exchange Ratio") pursuant to the Agreement and Plan of Merger, dated as of September 7, 1997, by and among H&R Block, Block Group, WorldCom, Walnut Acquisition Company, L.L.C, a wholly-owned subsidiary of WorldCom, and CompuServe (the "Agreement"). Pursuant to the Agreement, the "Exchange Ratio" shall be determined as follows: (i) if the Average Trading Price (as defined in the Agreement) of WorldCom Common Stock is greater than or equal to $29.54, the Exchange Ratio shall equal 0.40625; (ii) if the Average Trading Price of WorldCom Common Stock is greater than or equal to $24.00 but less than $29.54, the Exchange Ratio shall equal a fraction (rounded to the nearest hundred-thousandth) determined by dividing $12.00 by the Average Trading Price of WorldCom Common Stock; and (iii) if the Average Trading Price of WorldCom Common Stock is less than $24.00, the Exchange Ratio shall equal 0.5.

     Goldman, Sachs & Co. ("Goldman Sachs"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with CompuServe having provided certain investment banking services to CompuServe from time to time, including having acted as lead managing underwriter of the initial public offering of 18,400,000 Shares on April 19, 1996, and having acted as its financial advisor in connection with the Agreement. As you are aware, the Company, H&R Block, Block Group and the underwriters for such initial public offering, including Goldman Sachs, have been named as defendants in certain actions relating to such public offering, and such underwriters, including Goldman Sachs, have received customary indemnifications from, and are being indemnified by, the Company, H&R Block and Block Group in connection with such offering. We have also provided certain investment banking services to H&R Block from time to time, including having acted as the sole dealer of its commercial paper program since 1993, and during March and April of 1993, entering into certain financial contracts as a principal in connection with its share repurchase program, and we may provide investment banking services to H&R Block in the future. In the past, we have provided certain investment banking services to WorldCom and its subsidiaries. Such services for WorldCom have included acting as co-lead manager on a variety of financings including a $1,347,000,000 exchange offer on August 22, 1997, a $1,100,000,000 offering on April 1, 1997 of 7.75% senior notes due April 1, 2007 and a $300,000,000 offering on April 1, 1997 of 7.75% senior notes due on April 1, 2027, and a $600,000,000 offering on April 1, 1997 of 7.55% senior notes due April 1, 2004, and acting as lead underwriter of a $320,000,000 loan syndication on February 6, 1997 for a joint venture of which WorldCom is a member.

     In connection with this opinion, we have reviewed, among other things, the Agreement; the Prospectus dated as of April 18, 1996, which is included in CompuServe's Registration Statement on Form S-1 (File

No.: 333-1498), Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the fiscal year ended April 30, 1997, and Annual Reports to Stockholders and Annual Reports on Form 10-K of WorldCom for the five years ended December 31, 1996; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and WorldCom; certain other communications from the Company and WorldCom to their respective stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of CompuServe and WorldCom regarding the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and WorldCom Common Stock; compared certain financial and stock market information for the Company and WorldCom with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the Internet, online and network industries specifically and in other industries generally; and performed such other studies and analyses as we considered appropriate.

     We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. With respect to the financial projections for the Company prepared by its management, you have informed us of your view regarding the risks and uncertainties inherent in achieving such projections. As you are aware, WorldCom did not make available to us its projections of expected future performance. Accordingly, we note that our review with respect to such information was limited to discussions with the management of WorldCom of research analysts estimates for WorldCom for 1997, 1998 and 1999. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or WorldCom or any of their respective subsidiaries, and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to the merger contemplated by the Agreement.

     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders (excluding Block Group) of the Shares.

Very truly yours,

    /s/ GOLDMAN, SACHS & CO.
------------------------------------
        Goldman, Sachs & Co.

                                    PART II

             INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 14-2-202(b)(4) of the Georgia Business Corporation Code (the "Georgia Code") provides that a corporation's articles of incorporation may include a provision that eliminates or limits the personal liability of directors for monetary damages to the corporation or its shareholders for any action taken, or any failure to take any action, as a director; provided, however, that the Section does not permit a corporation to eliminate or limit the liability of a director for appropriating, in violation of his duties, any business opportunity of the corporation, for acts or omissions involving intentional misconduct or a knowing violation of law, receiving from any transaction an improper personal benefit, or voting for or assenting to an unlawful distribution (whether as a dividend, stock repurchase or redemption, or otherwise) as provided in Section 14-2-832 of the Georgia Code. Section 14-2-202(b)(4) also does not eliminate or limit the rights of WorldCom or any shareholder to seek an injunction or other nonmonetary relief in the event of a breach of a director's duty to the corporation and its shareholders. Additionally, Section 14-2-202(b)(4) applies only to claims against a director arising out of his role as a director, and does not relieve a director from liability arising from his role as an officer or in any other capacity.

     The provisions of Article Ten of WorldCom's Second Amended and Restated Articles of Incorporation are similar in all substantive respects to those contained in Section 14-2-202(b)(4) of the Georgia Code as outlined above. Article Ten further provides that the liability of directors of WorldCom shall be limited to the fullest extent permitted by amendments to Georgia law.

     Sections 14-2-850 to 14-2-859, inclusive, of the Georgia Code govern the indemnification of directors, officers, employees, and agents. Section 14-2-851 of the Georgia Code permits indemnification of a director of WorldCom for liability incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, subject to certain limitations, civil actions brought as derivative actions by or in the right of WorldCom) in which he is made a party by reason of being a director of WorldCom and for directors who, at the request of WorldCom, act as directors, officers, partners, trustees, employees or agents of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The Section permits indemnification if the director acted in good faith and reasonably believed (a) in the case of conduct in his or her official capacity, that such conduct was in the best interests of the corporation, (b) in all other cases other than a criminal proceeding, that such conduct was at least not opposed to the best interests of the corporation, and (c) in the case of a criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful. If the required standard of conduct is met, indemnification may include judgments, settlements, penalties, fines or reasonable expenses (including attorneys' fees) incurred with respect to a proceeding.

     A Georgia corporation may not indemnify a director under Section 14-2-851
(1) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred by such director in connection with the proceeding provided it is determined that such director met the relevant standard of conduct set forth above, or (ii) in connection with any proceeding with respect to conduct for which such director was adjudged liable on the basis that he or she received an improper personal benefit.

     Prior to indemnifying a director under Section 14-2-851 of the Georgia Code, a determination must be made that the director has met the relevant standard of conduct. Such determination must be made by: (i) a majority vote of a quorum consisting of directors not at that time parties to the suit; (ii) a duly designated committee of directors; (iii) duly selected special legal counsel; or (iv) a vote of the shareholders, excluding shares owned by or voted under the control of directors who are at the time parties to the suit.

     A Georgia corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding because he or she is a director, provided that such director delivers to the corporation a written affirmation of his or her good faith belief that he or she met the relevant standard of conduct described in Section 14-2-851 of the Georgia Code, or that the proceeding involves conduct for which such director's liability has been properly eliminated by action of the corporation, and a written undertaking by the director to repay any funds advanced if it is ultimately determined that such director was not entitled to such indemnification. Section 14-2-852 of the Georgia Code provides that directors who are successful with respect to any claim brought against them, which claim is brought because they are or were directors of WorldCom, are entitled to mandatory indemnification against reasonable expenses incurred in connection therewith.

     The Georgia Code also allows a Georgia corporation to indemnify directors made a party to a proceeding without regard to the above-referenced limitations, if authorized by the articles of incorporation or a bylaw, contract, or resolution duly adopted by a vote of the shareholders of the corporation by a majority of votes entitled to be cast, excluding shares owned or voted under the control of the director or directors who are not disinterested, and to advance funds to pay for or reimburse reasonable expenses incurred in the defense thereof, subject to restrictions similar to the restrictions described in the preceding paragraph; provided, however, that the corporation may not indemnify a director adjudged liable (1) for any appropriation, in violation of his duties, of any business opportunity of WorldCom, (2) for acts or omissions intentional misconduct or a knowing violation of law, (3) for unlawful distributions under
Section 14-2-832 of the Georgia Code, or (4) for any transaction in which the director obtained an improper personal benefit.

     Section 14-2-857 of the Georgia Code provides that an officer of WorldCom (but not an employee or agent generally) who is not a director has the mandatory right of indemnification granted to directors under Section 14-2-852, as described above. In addition, WorldCom may, as provided by WorldCom's Second Amended and Restated Articles of Incorporation, Bylaws, general or specific actions by its board of directors, or by contract, indemnify and advance expenses to an officer, employee or agent who is not a director to the extent that such indemnification is consistent with public policy.

     The indemnification provisions of Article X of WorldCom's Bylaws and Article Eleven of WorldCom's Second Amended and Restated Articles of Incorporation are consistent with the foregoing provisions of the Georgia Code. However, WorldCom's Second Amended and Restated Articles of Incorporation prohibit indemnification of a director who did not believe in good faith that his actions were in, or not contrary to, WorldCom's best interests. WorldCom's Bylaws extend the indemnification available to officers under the Georgia Code to employees and agents.

ITEM 21(A). EXHIBITS.

     See Exhibit Index.

ITEM 21(B). FINANCIAL STATEMENT SCHEDULES.

     All financial statement schedules of WorldCom and CompuServe which are required to be included herein are included in the Annual Report of WorldCom on Form 10-K for the fiscal year ended December 31, 1996 and the Annual Report of CompuServe on Form 10-K for the fiscal year ended April 30, 1997 (as amended by CompuServe's Annual Report on Form 10-K/A for the fiscal year ended April 30, 1997, filed August 18, 1997), respectively, which are incorporated herein by reference.

ITEM 22. UNDERTAKINGS.

     (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (2) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (4) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (5) The undersigned registrant hereby undertakes:

          (a) To file, during any period in which offers and sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        provided, however, that paragraphs 5(a)(i) and 5(a)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (b) That, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (6) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (7) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 under the Securities Act, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Mississippi, on December 23, 1997.

                                            WORLDCOM, INC.

                                            By:    /s/ SCOTT D. SULLIVAN
                                              ----------------------------------
                                                      Scott D. Sullivan
                                                   Chief Financial Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints Bernard J. Ebbers, John W. Sidgmore, Scott D. Sullivan and Charles T. Cannada and each of them (with full power to each of them to act alone), his or her true and lawful attorneys in fact and agents for him or her and on his or her behalf and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits and any and all other documents filed with respect thereto, with the Securities and Exchange Commission (or any other governmental or regulatory authority), granting unto said attorneys, and each of them, full power and authority to do and to perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he or she might or could do if personally present, hereby ratifying and confirming all that said attorneys in fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----

                 /s/ CARL J. AYCOCK                    Director                      December 23, 1997
-----------------------------------------------------
                   Carl J. Aycock

                 /s/ MAX E. BOBBITT                    Director                      December 23, 1997
-----------------------------------------------------
                   Max E. Bobbitt

                /s/ BERNARD J. EBBERS                  Chairman, President and       December 23, 1997
-----------------------------------------------------    Chief Executive Officer
                  Bernard J. Ebbers                      and Director (Principal
                                                         Executive Officer)

                /s/ FRANCESCO GALESI                   Director                      December 23, 1997
-----------------------------------------------------
                  Francesco Galesi

                /s/ RICHARD R. JAROS                   Director                      December 23, 1997
-----------------------------------------------------
                  Richard R. Jaros

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----

             /s/ STILES A. KELLETT, JR.                Director                      December 23, 1997
-----------------------------------------------------
               Stiles A. Kellett, Jr.

                /s/ DAVID C. MCCOURT                   Director                      December 23, 1997
-----------------------------------------------------
                  David C. McCourt

                 /s/ JOHN A. PORTER                    Director                      December 23, 1997
-----------------------------------------------------
                   John A. Porter

                /s/ JOHN W. SIDGMORE                   Vice Chairman of the          December 23, 1997
-----------------------------------------------------    Board, Chief Operations
                  John W. Sidgmore                       Officer and Director

                /s/ SCOTT D. SULLIVAN                  Chief Financial Officer       December 23, 1997
-----------------------------------------------------    and Director (Principal
                  Scott D. Sullivan                      Financial Officer and
                                                         Principal Accounting
                                                         Officer)

               /s/ LAWRENCE C. TUCKER                  Director                      December 23, 1997
-----------------------------------------------------
                 Lawrence C. Tucker

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------

          2.1            -- Agreement and Plan of Merger by and among WorldCom, Inc.
                            ("WorldCom"), H&R Block, Inc., H&R Block Group, Inc.,
                            CompuServe Corporation, and Walnut Acquisition Company,
                            L.L.C., dated as of September 7, 1997 (included as
                            Appendix I to the Proxy Statement/Prospectus that is a
                            part of this Registration Statement)*

          2.2            -- Stockholders Agreement by and among H&R Block, Inc., H&R
                            Block Group, Inc., and WorldCom dated as of September 7,
                            1997 (included as Appendix II to the Proxy
                            Statement/Prospectus that is a part of this Registration
                            Statement)

          2.3            -- Standstill Agreement by and among H&R Block, Inc., H&R
                            Block Group, Inc. and WorldCom, dated as of September 7,
                            1997 (included as Appendix III to the Proxy
                            Statement/Prospectus that is a part of this Registration
                            Statement)

          2.4            -- Purchase and Sale Agreement by and among America Online,
                            Inc., ANS Communications, Inc. and WorldCom dated as of
                            September 7, 1997 (incorporated herein by reference to
                            Exhibit 2.4 to WorldCom's Current Report on Form 8-K
                            dated September 7, 1997 (filed September 17, 1997) (File
                            0-11258))*

          2.5            -- Agreement and Plan of Merger by and among WorldCom, TC
                            Investments Corp. and MCI Communications Corporation
                            dated as of November 9, 1997 (incorporated herein by
                            reference to Exhibit 2.1 to WorldCom's Current Report on
                            Form 8-K dated November 9, 1997 (filed November 12, 1997)
                            (File 0-11258))*

          2.6            -- Agreement by and among British Telecommunications plc,
                            MCI Communications Corporation and WorldCom dated as of
                            November 9, 1997 (incorporated herein by reference to
                            Exhibit 99.1 to WorldCom's Current Report on Form 8-K
                            dated November 9, 1997 (filed November 12, 1997) (File
                            0-11258))*

          2.7            -- Agreement and Plan of Merger by and among WorldCom, BV
                            Acquisition, Inc. and Brooks Fiber Properties, Inc. dated
                            as of October 1, 1997 (incorporated herein by reference
                            to Exhibit 2.1 to Brook Fiber Properties, Inc.'s Current
                            Report on Form 8-K dated October 1, 1997 (filed October
                            6, 1997) (File 0-28036))*

          4.1            -- Second Amended and Restated Articles of Incorporation of
                            WorldCom (including preferred stock designations) as of
                            December 31, 1996 (incorporated herein by reference to
                            Exhibit 3.1 to WorldCom's Current Report on Form 8-K,
                            dated December 31, 1996 (File No. 0-11258))

          4.2            -- Restated Bylaws of WorldCom (incorporated herein by
                            reference to Exhibit 4.2 to WorldCom's Annual Report on
                            Form 10-K filed by WorldCom (File No. 0-11258) for the
                            year ended December 31, 1996)

          4.3            -- Deposit Agreement between WorldCom, The Bank of New York and the holders from to time of the Depositary Shares
                            representing 1/100 of a share of WorldCom Series A
                            Preferred Stock (the "WorldCom Depositary Shares")
                            (incorporated herein by reference to Exhibit 4.5 to
                            WorldCom's Registration Statement on Form S-4 (File No.
                            333-16015))

          4.4            -- Form of certificate representing WorldCom Depositary
                            Shares (attached as Exhibit A to the Deposit Agreement filed as Exhibit 4.3 hereto)

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          4.5            -- Rights Agreement dated as of August 25, 1996 between
                            WorldCom and The Bank of New York, which includes the
                            form of Certificate of Designations, setting forth the
                            terms of the Series 3 Junior Participating Preferred
                            Stock, par value $.01 per share, as Exhibit A, the form
                            of Rights Certificate as Exhibit B and the Summary of
                            Preferred Stock Purchase Rights as Exhibit C
                            (incorporated herein by reference to Exhibit 4 to the
                            Current Report on Form 8-K dated August 26, 1996 (as
                            amended) filed by WorldCom with the Securities and
                            Exchange Commission on August 26, 1996 (File No. 0-11258)

          4.6            -- Amendment No. 1 To Rights Agreement dated as of May 22,
                            1997 by and between WorldCom. and The Bank of New York,
                            as Rights Agent (incorporated herein by reference to
                            Exhibit 4.2 to WorldCom's Current Report on Form 8-K
                            dated May 22, 1997 (filed June 6, 1997) (File No.
                            0-11258))

          4.7            -- Form of 7.55% Senior Note due 2004 (incorporated herein by reference to Exhibit 4.1 to WorldCom's Current Report
                            on Form 8-K dated March 26, 1997 (File No. 0-11258))

          4.8            -- Form of 7.75% Senior Note due 2007 (incorporated herein by reference to Exhibit 4.2 to WorldCom's Current Report
                            on Form 8-K dated March 26, 1997 (File No. 0-11258))

          4.9            -- Form of 7.75% Senior Note due 2027 (incorporated herein by reference to Exhibit 4.3 to WorldCom's Current Report
                            on Form 8-K dated March 26, 1997 (File No. 0-11258))

          4.10           -- Senior Indenture dated March 1, 1997 by and between
                            WorldCom, Inc. and Mellon Bank, N.A., as trustee
                            (incorporated herein by reference to Exhibit 4.6 to
                            WorldCom's Form 10-Q for the period ended March 31, 1997
                            (File No. 0-11258))

          4.11           -- Form of First Supplemental Indenture of WorldCom to
                            Mellon Bank, N.A. relating to 9 3/8% Notes Due 2004 and
                            8 7/8% Senior Notes Due 2006 (including form of 9 3/8%
                            Senior Note Due 2004 attached as Exhibit A thereto and
                            form of 8 7/8% Senior Note Due 2006 attached as Exhibit B
                            thereto) (incorporated herein by reference to Exhibit 4.9
                            to WorldCom's Registration Statement on Form S-4
                            (Registration No. 333-27345))

          4.12           -- Facility A Revolving Credit Agreement among WorldCom,
                            Inc., NationsBank of Texas, N.A. (Managing Agent and
                            Administrative Agent), Bank of America NT & SA, Bank of
                            Montreal, The Bank of New York, The Bank of Nova Scotia,
                            Bank of Tokyo-Mitsubishi Trust Company, Barclays Bank
                            PLC, Canadian Imperial Bank of Commerce, The Chase
                            Manhattan Bank, Citibank, N.A., Credit Lyonnais New York
                            Branch, First Union National Bank, Fleet National Bank,
                            The Industrial Bank of Japan, Limited, Atlanta Agency,
                            Morgan Guaranty Trust Company of New York, Royal Bank of
                            Canada, and Toronto Dominion (Texas), Inc. (Agents) and
                            the Lenders named therein (Facility A Lenders), dated as
                            of July 3, 1997 (incorporated herein by reference to
                            Exhibit 10.1 to WorldCom's Current Report on Form 8-K
                            dated June 30, 1997 (File No. 0-11258))

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          4.13           -- Facility B Revolving Credit and Term Loan Agreement among
                            WorldCom, Inc., NationsBank of Texas, N.A. (Managing
                            Agent and Administrative Agent), Bank of America NT & SA,
                            Bank of Montreal, The Bank of New York, The Bank of Nova
                            Scotia, Bank of Tokyo-Mitsubishi Trust Company, Barclays
                            Bank PLC, Canadian Imperial Bank of Commerce, The Chase
                            Manhattan Bank, Citibank, N.A., Credit Lyonnais New York
                            Branch, First Union National Bank, Fleet National Bank,
                            The Industrial Bank of Japan, Limited, Atlanta Agency,
                            Morgan Guaranty Trust Company of New York, Royal Bank of
                            Canada, and Toronto Dominion (Texas), Inc. (Agents) and
                            the Lenders named therein (Facility B Lenders), dated as
                            of July 3, 1997 (incorporated herein by reference to
                            Exhibit 10.2 to WorldCom's Current Report on Form 8-K
                            dated June 30, 1997 (File No. 0-11258))

          5.1            -- Validity Opinion of WorldCom Counsel

          8.1            -- Tax Opinion of Sullivan & Cromwell

         23.1            -- Consent of Arthur Andersen LLP

         23.2            -- Consent of Arthur Andersen LLP

         23.3            -- Consent of Coopers & Lybrand L.L.P.

         23.4            -- Consent of Arthur Andersen LLP

         23.5            -- Consent of Deloitte & Touche LLP

         23.6            -- Consent of Price Waterhouse LLP

         23.7            -- Consent of WorldCom Counsel (included in Exhibit 5.1)

         23.8            -- Consent of Sullivan & Cromwell (included in Exhibit 8.1)

         23.9            -- Consent of Goldman, Sachs & Co.

         24.1            -- Power of Attorney (included in Signature Page)

         99.1            -- Form of Proxy Card for CompuServe Corporation Special
                            Meeting

---------------

* The Registrant hereby agrees to furnish supplementally a copy of any omitted schedules to this Agreement to the Securities and Exchange Commission upon its request.